Use these links to rapidly review the document

INDEX TO FAB FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on January 31, 2013

Registration No. 333-184876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PACIFIC PREMIER BANCORP, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code No.)	33-0743196 (I.R.S. Employer Identification No.)

17901 Von Karman Ave., Suite 1200
Irvine, California 92614
(714) 431-4000
(Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

Steven R. Gardner
President and Chief Executive Officer
Pacific Premier Bancorp, Inc.
17901 Von Karman Ave., Suite 1200
Irvine, California 92614
(714) 431-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:
Norman B. Antin, Esq. Jeffrey D. Haas, Esq. Patton Boggs LLP 2550 M Street, NW Washington, DC 20037 Telephone: (202) 457-6000	Mark Haynie, Esq. Haynie, Rake & Repass, P.C. 14643 Dallas Parkway Suite 550 Dallas, Texas 75254 Telephone: (972) 716-1855

           Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement, satisfaction or waiver of the other conditions to closing of the merger described herein, and consummation of the merger.

           If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated Filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

           If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

           Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

           Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share or Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, par value $0.01 per share	1,279,228	N/A	$8,792,216.76	$1,200

(1)
Based upon an estimate of the maximum number of shares of common stock of Pacific Premier Bancorp, Inc., or Pacific Premier, to be issued pursuant to the Agreement and Plan of Reorganization, dated as of October 15, 2012, among Pacific Premier, Pacific Premier Bank and First Associations Bank, or FAB, based on (a) 1,980,229 shares of FAB common stock outstanding and (b) an exchange ratio of 0.646 a share of Pacific Premier common stock for each share of FAB common stock. Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement also covers additional securities that may be issued as a result of stock splits, stock dividends or similar transactions.

(2)
Pursuant to Rule 457(f) under the Securities Act of 1933, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on (a) $46,416,567.76, which is the aggregate book value of the FAB common stock to be canceled upon completion of the merger described herein, as of October 31, 2012, the latest practicable date prior to the date of filing this Registration Statement, in accordance with Rule 457(f)(2) less (b) $37,624,351, which is the estimated cash portion of the merger consideration payable to the holders of FAB common stock in accordance with Rule 457(R)(3). FAB is a privately held company and no market exists for its common stock.

(3)
$1,200 was previously paid in connection with filing of the initial Form S-4.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. PACIFIC PREMIER BANCORP, INC. MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JANUARY 31, 2013

FIRST ASSOCIATIONS BANK
12001 North Central Expressway
Suite 1165
Dallas, Texas 75243

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Dear First Associations Bank shareholders:

        You are cordially invited to attend a special meeting of shareholders of First Associations Bank, or FAB, to be held at            .m., Central Time, on                  , 2013 at the First Floor Conference Room, Coit Central Tower, 12001 North Central Expressway, Dallas, Texas 75243. At the special meeting, you will be asked to consider and vote upon a proposal to approve an agreement and plan of reorganization, which is referred to in this document as the merger agreement, pursuant to which FAB will ultimately be merged with and into Pacific Premier Bank, a wholly owned subsidiary of Pacific Premier Bancorp, Inc., or Pacific Premier.

        If the merger agreement is approved and the transaction is subsequently completed, each outstanding share of FAB common stock will be cancelled and converted into the right to receive:

  •
  cash in an amount equal to the sum of (i) $19.00 plus (ii) an amount equal to the quotient of (A) the increase or decrease in the sum of (1) the aggregate realized gains (net of any losses) on the sale of any or all of FAB's mortgage-related securities portfolio between the date of the merger agreement and the closing date of the merger and (2) the unrealized gains or losses on such portfolio through the month-end prior to closing of the merger that are greater or less than $4,577,406, which was the benchmark estimated unrealized gain on such portfolio used in the merger agreement, divided by (B) the number of issued and outstanding shares of FAB common stock; and

  •
  0.646 of a share of Pacific Premier common stock.

        The cash portion of the merger consideration is subject to change and will depend on the realized and unrealized gains and losses on FAB's mortgage-related securities between the date of the merger agreement and the closing date of the merger. In addition, the cash portion of the merger consideration is subject to downward adjustment if FAB's aggregate transaction-related expenses exceed $3.9 million, with any excess reducing the per share cash consideration by the quotient of (i) such excess amount divided by (ii) the total number of shares of issued and outstanding FAB common stock. Because the cash portion of the merger consideration is subject to these adjustments, the amount of cash consideration to be received will not be known at the time you vote on the merger agreement. If there is no adjustment to the cash consideration due to realized or unrealized gains or losses on FAB's mortgage-related securities portfolio and assuming there is no adjustment to the cash consideration due to transaction-related expenses, the per share cash consideration payable to FAB shareholders would be $19.00.

        The value implied by the exchange ratio for the stock portion of the merger consideration for one share of FAB common stock on January 30, 2013 was $7.42, based on the closing price per share of Pacific Premier common stock on that date. Because the exchange ratio for the stock portion of the merger consideration is fixed, the implied value will fluctuate based on the market price of Pacific Premier common stock and such value on the closing date of the merger will not be known at the time you vote on the merger agreement. Pacific Premier's common stock is listed on the Nasdaq Global Market under the symbol "PPBI." You should obtain current market quotations for the Pacific Premier common stock. The FAB common stock is not listed or traded on any established securities exchange or quotation system.

        Based on our reasons for the transaction described in the accompanying document, including the fairness opinion issued by our financial advisor, SAMCO Capital Markets, Inc., our board of directors believes that the transaction is fair to you and in your best interests. Accordingly, our board of directors unanimously recommends that you vote "FOR" approval of the merger agreement.

        The accompanying proxy statement/prospectus gives you detailed information about the special meeting, the transaction and related matters. In addition to being a proxy statement of FAB, this document is the prospectus of Pacific Premier for the shares of its common stock that will be issued in connection with the transaction. We advise you to read this entire document carefully, including the considerations discussed under "Risk Factors" beginning on page 28, and the appendices to the accompanying proxy statement/prospectus, which include the merger agreement.

        Your vote is very important. The transaction cannot be completed unless the holders of two-thirds of the outstanding shares of FAB common stock vote in favor of approval of the merger agreement at the special meeting. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card.

        We appreciate your continuing loyalty and support, and we look forward to seeing you at the special meeting.

Sincerely,
Michael A. Kowalski Chairman, President and Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Pacific Premier common stock to be issued in the transaction or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

        The securities to be issued in the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated                , 2013 and is being first mailed
to shareholders of FAB on or about                , 2013

FIRST ASSOCIATIONS BANK
12001 North Central Expressway
Suite 1165
Dallas, Texas 75243

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on                        , 2013

To the shareholders of First Associations Bank:

        We will hold a special meeting of shareholders of First Associations Bank, or FAB, to be held at                        .m., Central Time, on                        , 2013 at the First Floor Conference Room, Coit Central Tower, 12001 North Central Expressway, Dallas, Texas 75243, for the following purposes:

  1.
  Approval of the Merger Agreement.    To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of October 15, 2012, among Pacific Premier Bancorp, Inc., Pacific Premier Bank and FAB, referred to in this notice as the merger agreement, pursuant to which FAB will merge with a wholly owned subsidiary of Pacific Premier Bank, with FAB as the surviving entity, and, immediately thereafter, FAB will merge and liquidate with and into Pacific Premier Bank, with Pacific Premier Bank as the surviving institution. These transactions are collectively referred to in this notice as the merger. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/prospectus of which this notice is a part; and

  2.
  Adjournment.    To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.

        No other business may be conducted at the special meeting.

        We have fixed the close of business on                , 2013 as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting. Only holders of FAB common stock of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

        The FAB board of directors has unanimously approved the merger agreement and the transactions contemplated therein. Based on FAB's reasons for the merger described in the attached proxy statement/prospectus, the FAB board of directors has determined that the merger is in the best interests of FAB and its shareholders, and unanimously recommends that shareholders vote "FOR" approval of the merger agreement and "FOR" approval of the proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.

        Holders of FAB common stock have the right to dissent from the merger and assert dissenters' rights, provided the requirements of Texas law governing dissenters' rights are followed. A copy of the provisions of the Texas Business Organizations Code which govern dissenters' rights, is attached as Appendix C to the accompanying proxy statement/prospectus.

        If you have any questions concerning the merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need help voting your shares of FAB common stock, please contact Michael Kowalski, FAB's Chairman, President and Chief Executive Officer, at (972) 701-1100.

        Your vote is very important.    Whether or not you plan to attend the special meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope.

By Order of the Board of Directors
Michael A. Kowalski Chairman, President and Chief Executive Officer

Dallas, Texas
                        , 2013

REFERENCES TO ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates important business and financial information about Pacific Premier from documents that are not included in or delivered with this document. You can obtain these documents through the Securities and Exchange Commission, or the Commission, website at http://www.sec.gov, or by requesting them in writing or by telephone from Pacific Premier Bancorp, Inc. as follows:

Pacific Premier Bancorp, Inc.,
17901 Von Karman Ave., Suite 1200
Irvine, California 92614
Attention: Kent J. Smith
Telephone: (714) 431-4000

        If you would like to request documents, please do so by                    , 2013 in order to receive them before the special meeting.

        In addition, if you have questions about the merger or the special meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Michael Kowalski, FAB's Chairman, President and Chief Executive Officer, at the following address and telephone numbers:

First Associations Bank
12001 North Central Expressway, Suite 1165
Dallas, Texas 75243
(972) 701-1100

        FAB does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and accordingly does not file documents or reports with the Commission.

        For additional information, please see "Where You Can Find More Information" beginning on page 144.

i

QUESTIONS AND ANSWERS
ABOUT THE MERGER AND THE SPECIAL MEETING

        The following are some questions that you may have regarding the merger and the special meeting, and brief answers to those questions. Pacific Premier and FAB advise you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the special meeting. Additional important information is also contained in the documents incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 144.

Q:    What am I being asked to vote on?

A:
You are being asked to vote to approve the merger agreement. As a result of the merger, FAB will cease to exist and FAB shareholders will exchange their shares of the common stock of FAB, or FAB common stock, for the merger consideration, which is comprised of (i) a fixed number of shares of common stock of Pacific Premier, or Pacific Premier common stock, and (ii) cash consideration, which is subject to adjustment, as further described in "The Merger—The Merger Consideration" beginning on page 48.

  You are also being asked to consider and vote upon a proposal to grant discretionary authority to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Q:    Will I be able to trade the Pacific Premier common stock that I receive in the merger?

A:
Yes. The Pacific Premier common stock issued in the merger will be listed on the NASDAQ Global Market under the symbol "PPBI." Unless you are deemed an "affiliate" of Pacific Premier, you may sell the shares of Pacific Premier common stock you receive in the merger without restriction.

Q:    Why is my vote important?

A:
The merger agreement must be approved by the holders of two-thirds of the outstanding shares of FAB common stock. If you do not vote, it will have the same effect as a vote against the merger agreement. Holders of 708,255 shares of FAB common stock, representing approximately 36.0% of the outstanding shares of FAB common stock, have signed shareholder agreements with Pacific Premier agreeing to vote in favor of the merger agreement.

Q:    What does the FAB board of directors recommend?

A:
The FAB board of directors recommends that you vote "FOR" approval of the merger agreement and "FOR" approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in favor of adoption of the merger agreement.

Q:    Will I have dissenters' rights in connection with the merger?

A:
Yes. Holders of FAB common stock have the right to dissent from the merger and assert dissenters' rights, provided the requirements of Texas law governing dissenters' rights are followed. Please read the section entitled "The Merger—Dissenters' Rights" beginning on page 71 and the sections of Texas law, which are set forth in Appendix C to this proxy statement/prospectus.

  Pacific Premier has the option to terminate the merger agreement if dissenters' rights are perfected and exercised with respect to ten percent (10%) or more of the outstanding shares of FAB common stock. Please see "The Merger—Conditions to the Merger" beginning on page 53.

Q:    Are there any risks I should consider in deciding whether I vote for the merger agreement?

A:
Yes. Set forth under the heading of "Risk Factors," beginning on page 28, are a number of risk factors that you should consider carefully.

Q:    When do you expect to complete the merger?

A:
The parties expect to complete the merger in the first quarter of 2013. However, there is no assurance when or if the merger will occur. Prior to the consummation of the merger, FAB shareholders must approve the merger agreement at the special meeting and other conditions to the consummation of the merger must be satisfied. Pacific Premier and FAB have received approval from their respective banking regulators for the merger.

Q:    When and where is the FAB special shareholders meeting?

A:
The special meeting will be held at          .m., Central Time, on                        , 2013 at the First Floor Conference Room, Coit Central Tower, 12001 North Central Expressway, Dallas, Texas 75243.

Q:    Who is entitled to vote at the special meeting?

A:
The holders of record of FAB common stock at the close of business on                        , 2013, which is the date FAB's board of directors has fixed as the record date for the special meeting, are entitled to vote at the special meeting.

Q:    What do I need to do now?

A:
After you have carefully read this proxy statement/prospectus, indicate on your proxy card how you want your shares of FAB common stock to be voted. Then sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. This will enable your shares of FAB common stock to be represented and voted at the special meeting.

Q:    If my shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:
No. Your bank, broker or other nominee will not be able to vote shares held by it in street name on your behalf without instructions from you. You should instruct your bank, broker or other nominee to vote your shares by following the directions your bank, broker or other nominee provides to you.

Q:    What if I abstain from voting or fail to instruct my broker?

A:
If you are a holder of FAB common stock and you abstain from voting or fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, referred to as a broker non-vote, then the abstention or broker non-vote will be counted towards a quorum at the special meeting, but it will have the same effect as a vote against approval of the merger agreement and a vote against the proposal of the FAB board of directors to adjourn the special meeting.

Q:    Can I attend the special meeting and vote my shares in person?

A:
Yes. All FAB shareholders are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If your shares are held in street name, then you are not the shareholder of record and you must bring a legal proxy from your broker, bank or other nominee confirming that you are the beneficial owner of the shares in order to vote in person at the special meeting.

Q:    Can I change my vote?

A:
Yes. Regardless of the method used to cast a vote, if a FAB shareholder is a holder of record, he or she may change his or her vote by:

•
delivering to FAB prior to the special meeting a written notice of revocation addressed to Michael Kowalski, Chairman, President and Chief Executive Officer, First Associations Bank, 12001 North Central Expressway, Suite 1165, Dallas, Texas 75243;

•
completing, signing and returning a new proxy card with a later date before the date of the special meeting, and any earlier proxy will be revoked automatically; or

•
attending the special meeting and voting in person, and any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke his or her proxy.

  If a FAB shareholder has instructed a broker or other nominee to vote his or her shares of FAB common stock, he or she must follow directions received from the broker or other nominee to change such vote.

Q:
Will FAB be required to submit the merger agreement to its shareholders even if the FAB board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the special meeting, FAB is required to submit the merger agreement to its shareholders even if the FAB board of directors has withdrawn, modified or qualified its recommendation, consistent with the terms of the merger agreement.

Q:    Should I send in my stock certificates now?

A:
No. You should not send in your stock certificates at this time. Instructions for surrendering your FAB common stock certificates in exchange for the merger consideration will be sent to you separately prior to completion of the merger.

Q:    Who should I call with questions?

A:
If you have questions about the merger or the process for voting or if you need additional copies of this document or a replacement proxy card, please contact Michael Kowalski, FAB's Chairman, President and Chief Executive Officer, at (972) 701-1100.

SUMMARY

        This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire proxy statement/prospectus, including the merger agreement and the other documents to which we have referred you. See "Where You Can Find More Information" beginning on page 144. Page references are included in this summary to direct you to a more complete description of the topics.

        Throughout this proxy statement/prospectus, "FAB," refers to First Associations Bank, "Pacific Premier" refers to Pacific Premier Bancorp, Inc. and the "Bank" refers to Pacific Premier Bank, Pacific Premier's banking subsidiary. Also, throughout this proxy statement/prospectus, the Agreement and Plan of Reorganization, dated as of October 15, 2012, among Pacific Premier, the Bank and FAB, is referred to as the "merger agreement." The merger between FAB and a wholly owned subsidiary of the Bank is referred to as the "subsidiary merger," and the subsequent merger and liquidation of FAB with and into the Bank is referred to as the "bank merger." The subsidiary merger and the bank merger together are referred to as the "merger."

 Parties to the Proposed Merger (Page 75)

        Pacific Premier Bancorp, Inc.    Pacific Premier is a California-based bank holding company for the Bank, a California-chartered commercial bank. Pacific Premier's principal asset is all of the capital stock of the Bank. The Bank conducts business throughout Southern California from its ten locations in the cities of San Bernardino, Seal Beach, Huntington Beach, Los Alamitos, Irvine, Newport Beach, Palm Springs and Palm Desert, California. The Bank provides banking services within its targeted markets in Southern California to businesses, professionals, real estate investors and non-profit organizations, as well as consumers in the communities it serves. Through the Bank's branches and its Internet website at www.ppbi.com, the Bank offers a broad array of deposit and loan products and services for both businesses and consumer customers. As of September 30, 2012, Pacific Premier had, on a consolidated basis, total assets of $1.1 billion, total stockholders' equity of $99.9 million and total deposits of $895.9 million. At September 30, 2012, Pacific Premier had real estate loans and business loans collateralized by real estate totaling 76.6% of its gross loan portfolio. Beginning with the 2013 fiscal year, Pacific Premier's filing status with the Commission transitioned from a "smaller reporting company" to an "accelerated filer," as those terms are defined under Commission rules. Under the Commission's rules, Pacific Premier is permitted to continue to provide the scaled disclosure required of a "smaller reporting company" in its filings with the Commission until its quarterly report on Form 10-Q for the quarter ended March 31, 2013. The information about Pacific Premier's management and executive compensation contained elsewhere in this proxy statement/prospectus is consistent with the disclosure required for "smaller reporting companies" under the Commission's rules. For information about Pacific Premier's management and their compensation, see "Information about Pacific Premier" beginning on page 75.

        Based on information contained in Schedule 13Ds, Schedule 13Gs and Schedule 13Fs filed with the Commission, there are seven shareholders (including five institutional shareholders) who collectively beneficially own an aggregate of approximately 27.6% of Pacific Premier's outstanding common stock. These seven shareholders, together with the shares of Pacific Premier common stock beneficially owned by Steven Gardner, Pacific Premier's president and chief executive officer, beneficially own an aggregate of approximately 29.8% of Pacific Premier's outstanding common stock. Pacific Premier is not aware of any agreements, arrangements or understandings between such shareholders with respect to the voting or disposition of any shares of Pacific Premier common stock. The 3,795,000 shares of Pacific Premier common stock issued in connection with its recent public offering of common stock are included in the calculation of these aggregate beneficial ownership percentages.

        Other than as publicly disclosed in their respective Schedule 13Ds, Schedule 13Gs or Schedule 13Fs filed with the Commission, Pacific Premier is not aware of any increase or decrease in the beneficial ownership of these seven shareholders, including as a result of the shares of common stock sold in Pacific Premier's recently completed public offering. To the extent that any of these seven shareholders purchased additional shares of Pacific Premier common stock in the offering or purchased or sold shares of Pacific Premier common stock in the open market, through privately negotiated transactions or otherwise, their collective beneficial ownership of shares of Pacific Premier's common stock could have changed from the percentages provided above.

  Recent Developments Involving Pacific Premier

        On December 11, 2012, Pacific Premier completed an underwritten public offering of 3,300,000 shares of its common stock at a public offering price of $10.00 per share, and on January 9, 2013 Pacific Premier issued an additional 495,000 shares of its common stock at a public offering price of $10.00 per share in connection with the underwriters' exercise of the over-allotment option granted to them as part of the offering. The net proceeds from the offering, including the underwriters' exercise of the over-allotment option, after deducting underwriting discounts and commissions and estimated offering expenses were approximately $35.6 million. Pacific Premier intends to use the net proceeds of this offering for general corporate purposes, to support its ongoing and future anticipated growth and to augment the capitalization of the Bank. As of the date of this proxy statement/prospectus, the net proceeds from this offering have not been applied for any specific purpose other than being available to Pacific Premier and the Bank for general corporate purposes.

        Pacific Premier's principal executive offices are located at 17901 Von Karman Ave., Suite 1200, Irvine, California 92614 and its telephone number is (714) 431-4000.

        First Associations Bank.    FAB is a commercial bank that is exclusively focused on providing deposit and other services to homeowners associations, or HOAs, and HOA management companies nationwide. In providing the deposit services to HOAs and HOA management companies, FAB utilizes online technology tools that provide HOA management companies the ability to streamline their operations through data integration and seamless information reporting to their HOAs. FAB's deposit and treasury management products for HOAs include web based funds management, online automated clearing house, or ACH, services, online homeowner payment options, integrated third party lockbox services and remote deposit capture. FAB also offers term loans for projects undertaken by the HOA and lines of credit for short term or seasonal needs of HOAs. FAB does not accept retail or consumer deposits or provide other lending or other more traditional banking services to consumers or other type of commercial customers. The provision of financial services to HOAs and HOA management companies is highly competitive. FAB competes nationwide with a number of other financial institutions that provide banking services for HOA management companies and HOAs.

        FAB operates out of its headquarters in Dallas, Texas, which is its sole office. At September 30, 2012, FAB had total assets of $356.2 million, which was comprised of total investment securities of $313.9 million and total net loans of $18.6 million, total stockholders' equity of $45.9 million and total deposits of $305.5 million.

The Merger (Page 38)

        The merger agreement is attached to this proxy statement/prospectus as Appendix A, which is incorporated by reference into this proxy statement/prospectus. Please read the entire merger agreement. It is the legal document that governs the merger. Pursuant to the terms and conditions set forth in the merger agreement, FAB will be acquired by Pacific Premier in a two step transaction whereby FAB will ultimately merge with and into the Bank, with the Bank as the surviving institution. The first step consists of the subsidiary merger, in which a newly formed and wholly owned Texas-chartered subsidiary of the Bank, PPBI Interim Corporation, or Merger Subsidiary, will merge with and into FAB, with FAB as the surviving entity. Following the subsidiary merger, FAB will be a subsidiary of Pacific Premier for a moment in time before the second step of the transaction is completed. The bank merger will be the second step of the transaction, in which FAB will merge with and liquidate into the Bank, with the Bank as the surviving institution. The parties expect to complete the merger in the first quarter of 2013.

FAB's Reasons for Merger and Factors Considered by FAB's Board of Directors (Page 40)

        Based on FAB's reasons for the merger described herein, including the fairness opinion of SAMCO Capital Markets, Inc., or SAMCO, an independent investment banking firm, the FAB board of directors believes that the merger is fair to FAB shareholders and in their best interests, and unanimously recommends that FAB shareholders vote "FOR" approval of the merger agreement. For a discussion of the circumstances surrounding the merger and the factors considered by FAB's board of directors in approving the merger agreement, see page 40.

Pacific Premier's Reasons for Merger (Page 41)

        As part of Pacific Premier's business strategy, Pacific Premier evaluates opportunities to acquire bank holding companies, banks and other financial institutions. The acquisition of FAB is consistent with this strategy. Pacific Premier believes that the acquisition of FAB will generate additional revenue by leveraging the FAB deposit funding model and the Bank's commerical banking business model, create synergies as a result of the HOA customer base of FAB, improve and strengthen the Bank's deposit base, and allow Pacific Premier to utilize a portion of its capital to acquire FAB.

FAB's Financial Advisor Believes that the Merger Consideration is Fair, From a Financial Point of View, to FAB Shareholders (Page 42)

        SAMCO delivered its written opinion to FAB's board of directors that, as of October 11, 2012, and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration to be received by the holders of the outstanding FAB common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of SAMCO, dated October 11, 2012, which sets forth assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached as Appendix B to this proxy statement/prospectus. FAB's shareholders should read the opinion in its entirety. SAMCO provided its opinion for the information and assistance of FAB's board of directors in connection with its consideration of the transaction. The SAMCO opinion does not address the underlying business decision to proceed with the merger and is not a recommendation as to how any holder of FAB common stock should vote or make any election with respect to the merger agreement or any related matter.

        FAB engaged the services of SAMCO as its exclusive financial advisor in June 2012 for the primary purpose of identifying a potential strategic merger partner, which led to contacting Pacific Premier in August 2012 and eventually entering into the merger agreement. Pursuant to the terms of SAMCO's engagement as financial advisor and other advisory services, FAB agreed to pay SAMCO (i) upon consummation of the merger, an amount equal to 1.0% of the aggregate merger consideration, plus consideration paid regarding outstanding or cashed out options, warrants or rights to purchase shares as of the date of the merger agreement, plus the value of the contingent payments to be received, including payments to executive personnel, plus any extraordinary dividends or distributions paid on or prior to the merger's closing and (ii), upon delivering the opinion, a $10,000 fee for providing the fairness opinion, plus an additional $15,000 upon closing of the merger. As of the date of this proxy statement/prospectus, FAB has paid $10,000 in fees to SAMCO in connection with the merger. FAB estimates that the remaining fee payable to SAMCO in connection with the merger will be approximately $591,500, which assumes aggregate merger consideration of $52.3 million is paid to

FAB shareholders, an aggregate of $3.5 million is paid to holders of FAB stock options and FAB warrants and an aggregate of $2.25 million is paid to officers and directors of FAB in consideration for their respective non-compete and non-solicitation covenants with Pacific Premier in connection with the merger.

FAB Shareholders Will Receive a Cash Payment in Exchange for Each Share of FAB Common Stock and Whole Shares of Pacific Premier Common Stock (Page 48)

        At the effective time of the merger, each outstanding share of FAB common stock (subject to certain exceptions) will, by virtue of the merger and without any action on the part of a FAB shareholder, be converted into the right to receive the per share cash consideration and the per share stock consideration, each of which is described below. The aggregate per share cash consideration together with the aggregate per share stock consideration is referred to as the merger consideration. Upon completion of the merger, approximately $52.3 million of merger consideration will be payable to the FAB shareholders, or $26.42 per share of FAB common stock, which assumes the per share cash consideration is not adjusted and is therefore $19.00, the implied value of the per share stock consideration is $7.42 (based on the closing price per share of Pacific Premier's common stock on January 30, 2013) and that there are 1,980,229 shares of FAB common stock outstanding. Upon completion of the merger, and based on 1,980,229 shares of FAB common stock outstanding as of the date of this proxy statement/prospectus, FAB shareholders are expected to receive 1,279,228 shares of Pacific Premier common stock. Following the completion of the merger, and based on 14,156,648 shares of Pacific Premier common stock outstanding as of January 30, 2013, the former FAB shareholders will own approximately 8.3% of the outstanding shares of Pacific Premier common stock and the current shareholders of Pacific Premier will own the remaining approximately 91.7% of the outstanding shares of Pacific Premier common stock.

        Per Share Cash Consideration.    As part of the merger consideration, holders of FAB common stock will be entitled to receive a cash payment in exchange for each share of FAB common stock. The per share cash consideration will be calculated upon consummation of the merger by taking the sum of (i) $19.00 and (ii) the amount equal to the quotient of (A) the increase or decrease in the sum of (1) the aggregate realized gains (net of any losses) on the sale of any or all of FAB's mortgage-related securities portfolio that occur between the date of the merger agreement and the closing date of the merger and (2) the unrealized gains or losses on FAB's mortgage-related securities portfolio through the month-end prior to closing of the merger that are greater or less than $4,577,406, excluding any subsequent gains realized and included in subclause (1), divided by (B) the number of issued and outstanding shares of FAB common stock. For purposes of the formula used to calculate the per share cash consideration in accordance with the merger agreement, the value of the unrealized gains in the FAB mortgage-related securities portfolio as of August 31, 2012 was used, which unrealized gains amounted to $4,577,406. The FAB mortgage-related securities portfolio is comprised of government agency-issued mortgage-backed securities and collateralized mortgage obligations, which securities have an aggregate duration of approximately 2.2 years. As of August 31, 2012, the FAB mortgage-related securities portfolio was valued at $192,199,340, which was comprised of $141,827,765 of government agency-issued mortgage-backed securities and $50,371,575 of government agency-issued collateralized mortgage obligations. As of January 30, 2013, the latest practicable date before the filing of this proxy statement/prospectus, the FAB mortgage-related securities portfolio was valued at approximately $71.0 million, which was comprised of approximately $55 million of government agency-issued mortgage-backed securities and approximately $16.0 million of government agency-issued collateralized mortgage obligations.

        The cash portion of the merger consideration is subject to change and will depend on the realized and unrealized gains and losses on FAB's mortgage-related securities between the date of the merger agreement as of the closing date of the merger. In addition, the per share cash consideration is subject to downward adjustment if FAB's aggregate transaction-related expenses exceed $3.9 million, with any excess reducing the per share cash consideration by the quotient of (i) such excess amount divided by (ii) the total number of shares of issued and outstanding FAB common stock. Under the terms of the merger agreement, FAB's transaction-related expenses consist of FAB's accounting, legal and advisory fees (including an estimated $601,500 fee payable to SAMCO), termination fees associated with third party vendor contracts and an aggregate of $2.25 million payable to FAB executive officers, FAB board members and a FAB advisory board member for their respective non-compete and non-solicitation covenants. As of January 30, 2013, which is the latest practicable date before the filing of this proxy statement/prospectus, the aggregate amount of transaction-related expenses actually incurred by FAB was approximately $142,000. Although no assurances can be made as to the final amount of FAB's transaction-related expenses as of the closing date of the merger, FAB does not anticipate that its transaction-related expenses will exceed $3.9 million based on currently available information. Because the cash portion of the merger consideration is subject to adjustment, the amount of cash consideration to be received will not be known at the time you vote on the merger agreement.

        To the extent that no adjustment to the cash consideration occurs as a result of unrealized gains or losses on the FAB mortgage-related securities portfolio between the date of the merger agreement and the closing date of the merger or as a result of the transaction-related expenses and assuming that there are 1,980,229 shares of FAB common stock issued and outstanding, the cash portion of the merger consideration would be $37,624,351, or $19.00 for each share of FAB common stock.

        To the extent that there are realized or unrealized gains or losses with respect to FAB's mortgage-related securities portfolio between the signing of the merger agreement and the closing of the merger which exceed or are less than $4,577,406, the cash portion of the merger consideration will be adjusted accordingly. As of December 31, 2012, FAB had unrealized gains of approximately $1,951,232 on its mortgage-related securities portfolio and, as of January 30, 2013, which is the latest practicable date before the filing of this proxy statement/prospectus, FAB had realized gains from the sale of its mortgage-related securities in its portfolio of approximately $2,343,250. Based on these amounts, FAB would have had an aggregate amount of unrealized and realized gains of $4,294,482 which, when applying the formula for calculating the per share cash consideration as provided in the merger agreement, would have resulted in a per share cash consideration of $18.86 for each share of FAB common stock. This calculation of the per share merger consideration assumes no reduction in the cash portion of the merger consideration for transaction-related expenses.

        To illustrate how further changes in the value of FAB's mortgage-related securities portfolio would impact the per share cash consideration, for each $100,000 of realized or unrealized gains on the FAB mortgage-related securities portfolio that occur between the signing of the merger agreement and the closing of the merger, if any, holders of FAB common stock will receive an additional $0.05 per share of FAB common stock. Similarly, for each $100,000 of realized or unrealized losses on the FAB mortgage-related securities portfolio that occur between the signing of the merger agreement and the closing of the merger, if any, the per share cash consideration received by holders of FAB common stock will be reduced by $0.05 per share of FAB common stock.

        Per Share Stock Consideration.    As part of the merger consideration, holders of FAB common stock also will be entitled to receive Pacific Premier common stock in exchange for their shares of FAB common stock. The exchange ratio for each share of FAB common stock is fixed at 0.646 of a share of Pacific Premier common stock, which is the per share stock consideration. Because the exchange ratio for the stock portion of the merger consideration is fixed, the implied value will fluctuate based on the market price of Pacific Premier common stock and will not be known at the time you vote on the merger agreement. The value implied by the per share stock consideration exchange ratio for one share of FAB common stock on January 30, 2013 was $7.42, based on the closing price per share of Pacific Premier common stock on that date, which was the last practicable trading-day before the filing of this proxy statement/prospectus. Pacific Premier's common stock is listed on the Nasdaq Global Market under the symbol "PPBI."

Merger Consideration Example

        As discussed above, the merger consideration to be received by FAB shareholders will be subject to change and likely fluctuate prior to closing based on the amount of realized and unrealized gains, if any, on securities in FAB's mortgage-related securities portfolio, as well as the future market value of Pacific Premier common stock. Assuming for illustrative purposes only that the merger closed on January 30, 2013, FAB realizing gains on the sale of securities in its mortgage-related securities portfolio of $2,343,250 as of that date and the value of the unrealized gains of the securities remaining in FAB's mortgage-related securities portfolio as of December 31, 2012, the month end prior to the assumed closing date, of approximately $1,951,232, the aggregate realized and unrealized gains on the FAB mortgage-related securities portfolio for purposes of calculating the per share cash consideration would be approximately $4,294,482. Based on these unrealized and realized gains on FAB's mortgage-related securities and assuming no reduction in the per share cash consideration for transaction-related expenses, the amount of the per share cash consideration would have been $18.86 for each share of FAB common stock.

        To illustrate the calculation of the per share cash consideration based on the assumed amounts of unrealized and realized gains in the FAB mortgage-related securities portfolio described above, the following formulaic example is provided:

$18.86 (per share cash consideration) = $19.00 +	($2,343,250 (realized gains) + $1,951,232 (unrealized gains) - $4,577,406 (base amount) 1,980,229 (outstanding FAB common stock))

        If the closing stock price of Pacific Premier common stock was $11.49 per share on the closing date, which was the closing price of Pacific Premier's common stock on January 30, 2013, then the implied value for the per share stock consideration on that date would be $7.42 based on the fixed exchange ratio of 0.646 of a share of Pacific Premier common stock for each share of FAB common stock.

        Based on these assumptions, the combined per share merger consideration payable for each share of FAB common stock would be valued at $26.28.

        FAB shareholders should be aware that the above per share amounts are estimates only and are based on the assumptions indicated. There is no assurance that the level of realized and unrealized gains included in the example achieved, if any, or that the market price of the Pacific Premier common stock will not decrease prior to the closing. Therefore, the actual value of the per share merger consideration that each FAB shareholder will receive in exchange for its FAB common stock may be more, less or the same as this example above.

        No fractional shares of Pacific Premier common stock will be issued, and in lieu thereof, each holder of FAB common stock who would otherwise be entitled to a fractional share interest will receive an amount in cash, without interest, determined by multiplying such fractional interest by $9.80, which amount reflects the average closing price of Pacific Premier common stock for the five (5) trading days prior to signing the merger agreement, rounded to the nearest whole cent.

What Will Happen to Outstanding FAB Stock Options and Warrants (Page 51)

        Each outstanding stock option to acquire shares of FAB common stock, or FAB stock option, and each outstanding warrant to purchase shares of FAB common stock, or FAB warrant, that is vested and unexercised immediately prior to consummation of merger will be canceled in exchange for the right to receive a cash payment from Pacific Premier or the Bank. The aggregate cash payment for all of the FAB stock options and FAB warrants is approximately $3.5 million.

        The cash payment for the cancellation of each vested and outstanding FAB stock option and FAB warrant is fixed pursuant to the merger agreement. The amount payable for each FAB stock option and FAB warrant is based on a fixed per share merger consideration of $25.33, less the applicable exercise price for the FAB stock option or FAB warrant, and then adding a tax gross up amount (which is intended to compensate holders of FAB stock options and FAB warrants for the less favorable income tax treatment afforded to them as compared to shareholders of a subchapter-"S" corporation, such as FAB). The fixed per share merger consideration of $25.33 reflects an assumed $19.00 per share cash consideration, plus an assumed $6.33 per share stock consideration, which was the value of 0.646 share of Pacific Premier common stock based on the average closing price of Pacific Premier common stock for the five (5) trading days prior to signing the merger agreement. For example, each FAB stock option and FAB warrant with an exercise price of $10.00 per share will entitle the holder to receive $23.23, which amount was calculated by taking the sum of (i) the difference between (A) $25.33 and (B) $10.00 (the exercise price) plus (ii) $7.90 (the calculated tax gross up amount). All of the FAB warrants, which are held by directors of FAB and are exercisable for 64,564 shares of FAB common stock, have an exercise price of $10.00 per share. As of the date of this proxy statement/prospectus, there were 96,000 FAB stock options outstanding, of which 70,000 FAB stock options have an exercise price of $10.00 per share, with the remaining 26,000 FAB stock options having exercise prices of $12.00, $16.00 or $17.00 per share. The officers of FAB hold an aggregate of 80,000 FAB stock options. See "The Merger—FAB Options and Warrants" and "The Merger—Interests of Certain FAB Officers and Directors in the Merger" in this proxy statement/prospectus for more information. In addition to the tax gross up payment described above, the cash payment by Pacific Premier in consideration for the cancellation of the FAB stock options and FAB warrants is different than the merger consideration to be paid to FAB shareholders for their FAB common stock, since the payment for each FAB stock option and FAB warrant is fixed and will not be subject to either upward or downward adjustment and is payable in all cash. In contrast, the aggregate value of the merger consideration to be paid to the holders of FAB common stock will vary, depending on the value of the FAB mortgage-related securities portfolio, whether transaction-related expenses exceed $3.9 million and changes in the stock price of Pacific Premier common stock.

Shareholders Should Wait to Surrender their FAB Common Stock Certificates (Page 52)

        At least thirty (30) days prior to the closing of the merger (or such later date mutually agreed to by Pacific Premier and FAB), FAB shareholders or, if applicable, the record holder of the shares of FAB common stock, will be sent a letter of transmittal advising of the proposed effective date of the merger and instructions for surrendering certificates representing shares of FAB common stock in exchange for the merger consideration payable to FAB shareholders. The letter of transmittal should be completed and returned to American Stock Transfer and Trust Company, or the exchange agent, along with your stock certificates representing shares of FAB common stock. After the letter of transmittal and certificates have been received and the letter of transmittal processed, FAB shareholders will be sent the number of whole shares of Pacific Premier common stock and the amount of cash consideration to which FAB shareholders are entitled, in each case without interest. If any FAB shareholders hold shares in street name, he or she will receive information from his or her broker or other holder of record advising of the process for receiving the per share stock consideration and per share cash consideration to which he or she is entitled.

        FAB shareholders will need to surrender their FAB common stock certificates prior to receiving the merger consideration, but should not send FAB any certificates now. FAB shareholders will receive detailed instructions on how to exchange their shares of FAB common stock along with their letter of transmittal.

Per Share Market Price and Dividend Information (Page 74)

        Shares of Pacific Premier common stock currently trade on the Nasdaq Global Market under the symbol "PPBI." FAB common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of FAB common stock. The table below sets forth the closing sale prices of Pacific Premier common stock as reported on the Nasdaq Stock Market on October 15, 2012, the last trading-day before the merger was announced, and on January 30, 2013, the last practicable trading-day before the filing of this proxy statement/prospectus.

        To help illustrate the market value of the stock portion of the merger consideration to be received by FAB's shareholders, the following table also presents the equivalent market value per share of FAB common stock on October 15, 2012 and January 30, 2013, which were determined by multiplying the closing price of the Pacific Premier common stock on those dates by the exchange ratio of 0.646 of a share of Pacific Premier common stock for each share of FAB common stock. The equivalent market value per share of FAB common stock presented below does not reflect the per share cash consideration that also will be received by holders of FAB common stock.

Date	Historical Market Value Per Share of Pacific Premier Common Stock	Equivalent Market Value Per Share of FAB
At October 15, 2012	$10.53	$6.80
At January 30, 2013	$11.49	$7.42

        The market price of Pacific Premier common stock will fluctuate prior to the merger. FAB shareholders should obtain a current price quotation for the shares of Pacific Premier common stock.

        Pacific Premier has never declared or paid dividends on its common stock and does not anticipate declaring or paying any cash dividends in the foreseeable future. It is Pacific Premier's current policy to retain earnings to provide funds for use in its business.

        FAB historically has paid dividends on its common stock that serve as "tax distributions" related to its status as an S corporation. These "tax distributions" are designed to provide FAB shareholders with funds to enable them to pay the federal income taxes on their pro rata portion of FAB's taxable net income.

Material Federal Income Tax Consequences of the Merger (Page 67)

        The exchange of FAB common stock for Pacific Premier common stock and cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder (as defined in "The Merger—Material Federal Income Tax Consequences") of FAB common stock who receives Pacific Premier common stock and cash in exchange for such U.S. Holder's shares of FAB common stock generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the sum of the fair market value of the Pacific Premier common stock and cash received and such U.S. Holder's adjusted tax basis in the shares of FAB common stock exchanged therefor. Such gain or loss will constitute capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder's holding period for the FAB common stock exchanged is greater than one year as of the date such U.S. Holder's FAB common stock is exchanged pursuant to the merger.

        Tax matters are complicated, and the tax consequences of the merger to a particular FAB shareholder will depend in part on such shareholder's individual circumstances. Accordingly, FAB shareholders are advised to consult their own tax advisors for a full understanding of the tax consequences of the merger to them, including the applicability and effect of federal, state, local and foreign income and other tax laws.

 Date, Time and Location of the Special Meeting (Page 34)

        The special meeting will be held at            .m., Central Time, on                , 2013, at the First Floor Conference Room, Coit Central Tower, 12001 North Central Expressway, Dallas, Texas 75243. At the special meeting, FAB shareholders will be asked to:

  •
  approve the merger agreement; and

  •
  approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Record Date and Voting Rights for the Special Meeting (Page 35)

        Each FAB shareholder is entitled to vote at the special meeting if he or she owned shares of FAB common stock as of the close of business on                    , 2013. Each FAB shareholder will have one vote at the special meeting for each share of FAB common stock that he or she owned on that date.

        Shareholders of record may vote by mail or by attending the special meeting and voting in person. Each proxy returned to FAB by a holder of FAB common stock, which is not revoked, will be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a signed proxy that is returned, such proxy will be voted "FOR" approval of the merger agreement and "FOR" the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Approval of the Merger Agreement Requires the Affirmative Vote of Two-Thirds of the FAB Shareholders (Page 36)

        The affirmative vote of the holders of two-thirds of the outstanding shares of FAB common stock is necessary to approve the merger agreement on behalf of FAB. At the close of business on the record date, there were 1,980,229 shares of FAB common stock outstanding held by 74 holders of record. Each holder of record of FAB common stock on the record date is entitled to one vote for each share held on all matters to be voted upon at the special meeting. If a FAB shareholder does not vote, it will have the same effect as a vote against the merger agreement.

        Holders of 708,255 shares of FAB common stock, representing approximately 36% of the outstanding shares of FAB common stock, have signed shareholder agreements with Pacific Premier agreeing to vote in favor of the merger agreement.

        Due to the structure of the merger and the number of shares of Pacific Premier common stock to be issued to FAB shareholders pursuant to the merger agreement, Pacific Premier shareholders are not required by law or Pacific Premier's amended and restated certificate of incorporation and amended and restated bylaws to adopt the merger agreement or approve the merger or the issuance of the Pacific Premier common stock in connection with the merger.

Management of FAB Owns Shares Which May Be Voted at the Special Meeting (Page 70)

        As of the record date, the executive officers and directors of FAB and an advisory director of FAB, as a group, held 708,255 shares of FAB common stock, or approximately 36% of the outstanding FAB common stock and have each entered into shareholder agreements with Pacific Premier and FAB pursuant to which they have agreed, among other things, in their capacity as shareholders of FAB, to vote their shares of FAB common stock in favor of the merger agreement. The form of shareholder agreement is attached as Annex A to the merger agreement, which is attached as Appendix A to this proxy statement/prospectus.

FAB's Shareholders Have Dissenters' Rights (Page 71)

        Under the Texas Business Organizations Code, or TBOC, holders of FAB common stock have the right to demand appraisal of their shares of FAB common stock in connection with the merger and to receive, in lieu of the merger consideration, payment in cash, for the fair value of their shares of FAB common stock. Any shareholder electing to exercise dissenters' rights must vote against the merger proposal and must comply with the provisions of the TBOC in order to perfect its rights of dissent and appraisal. Strict compliance with the statutory procedures is required to perfect dissenters' rights. These procedures are described later in this proxy statement/prospectus, and a copy of the relevant provisions of Texas law is attached as Appendix C.

 FAB is Prohibited from Soliciting Other Offers (Page 59)

        FAB has agreed that, while the merger is pending, it will not solicit, initiate, encourage or engage in discussions with any third party other than Pacific Premier regarding extraordinary transactions such as a merger, business combination or sale of a material amount of assets or capital stock.

Pacific Premier and FAB Must Meet Several Conditions to Complete the Merger (Page 53)

        Completion of the merger depends on meeting a number of conditions, including the following:

  •
  shareholders of FAB must approve the merger agreement;

  •
  Pacific Premier and FAB must receive all required regulatory approvals for the merger, and any waiting periods required by law must have passed and no such approval may contain any condition that Pacific Premier's board of directors reasonably determines in good faith would materially reduce the benefits of the merger to such a degree that, had such condition been known, Pacific Premier would not have entered into the merger agreement;

  •
  there must be no law, injunction or order enacted or issued preventing completion of the merger;

  •
  the Pacific Premier common stock to be issued in the merger must have been approved for trading on the Nasdaq Global Market;

  •
  the representations and warranties of each of Pacific Premier and FAB in the merger agreement must be true and correct, subject to the materiality standards provided in the merger agreement;

  •
  Pacific Premier and FAB must have complied in all material respects with their respective obligations in the merger agreement;

  •
  the employment agreements entered into between the Bank and the key executive officers of FAB must not have been terminated and remain in full force and effect;

  •
  as of the closing date, FAB's average total deposits during a specified period and Tier 1 capital must not be less than $313,360,617.90 and $36,786,292.65, respectively;

  •
  the Depository Services Agreement, dated October 1, 2011, as amended, or the Depository Services Agreement, between FAB and Associations, Inc., or Associa, must be amended in the form attached as Annex E to the merger agreement; and

  •
  dissenting shares must not represent 10% or more of the outstanding shares of FAB common stock.

        Unless prohibited by law, either Pacific Premier or FAB could elect to waive a condition that has not been satisfied and complete the merger anyway. The parties cannot be certain whether or when any of the conditions to the merger will be satisfied, or waived where permissible, or that the merger will be completed.

Pacific Premier and FAB Have Received Regulatory Approvals to Complete the Merger (Page 55)

        To complete the merger, the parties need the prior approval of or waiver from the Board of Governors of the Federal Reserve System, or the Federal Reserve, the California Department of Financial Institutions, or CA DFI, and the Texas Department of Banking, or the TDB. Pacific Premier and FAB have received approval from each of the banking regulators for the merger and a waiver from the Federal Reserve from the application requirements under the Bank Holding Company Act of 1956, as amended, or BHC Act.

 Pacific Premier, the Bank and FAB may Terminate the Merger Agreement (Page 61)

        Pacific Premier, the Bank and FAB can mutually agree at any time to terminate the merger agreement before completing the merger, even if shareholders of FAB have already voted to approve it.

        Pacific Premier and the Bank on one hand or FAB on the other hand can also terminate the merger agreement:

  •
  if the other party breaches any of its representations, warranties, covenants or agreements under the merger agreement that (i) cannot be or has not been cured within thirty (30) days of the giving of written notice to the breaching party or parties and (ii) would entitle the non-breaching party or parties not to consummate the merger;

  •
  if the merger is not consummated by March 31, 2013, except to the extent that the failure to consummate by that date is due to (i) the terminating party's failure to perform or observe its covenants and agreements in the merger agreement, or (ii) the failure of any of the FAB shareholders (if FAB is the party seeking to terminate) to perform or observe their respective covenants under the relevant shareholder agreement; or

  •
  if any required governmental approval of the merger has been denied by final non-appealable action or an application for approval of the merger has been permanently withdrawn at the request of a governmental authority, provided that no party has the right to terminate the merger agreement if the denial is due to the terminating party's failure to perform or observe its covenants in the merger agreement.

        In addition, Pacific Premier and the Bank may terminate the merger agreement if the shareholders of FAB do not approve the merger agreement.

Pacific Premier, the Bank and FAB May Amend the Merger Agreement (Page 61)

        The parties may amend or supplement the merger agreement by written agreement at any time before the merger actually takes place; provided, however, no amendment may be made after the special meeting which by law requires further approval by the shareholders of FAB without obtaining such approval.

FAB's Directors and Officers Have Some Interests in the Merger that Are in Addition to or Different than Your Interests (Page 62)

        FAB's directors and officers have interests in the merger as individuals that are in addition to, or different from, their interests as shareholders of FAB, which are:

  •
  the employment agreements the Bank entered into with each of Michael Kowalski, Greg Smith and Cathleen Coltrell in connection with the signing of the merger agreement, which will become effective upon consummation of the merger. Each of the employment agreements provides for non-competition and non-solicitation covenants that Messrs. Kowalski and Smith and Ms. Coltrell agreed to. As consideration for their respective non-competition and non-solicitation covenants, Messrs. Kowalski and Smith and Ms. Coltrell will receive a cash payment in the amount of $250,000, $250,000 and $200,000, respectively, in connection with their employment with the Bank as of the closing of the merger;

  •
  the officers of FAB hold outstanding FAB stock options and the directors of FAB hold FAB warrants that will be canceled in connection with the closing of the merger in exchange for the right to receive a cash payment from Pacific Premier or the Bank. The aggregate cash payment for all of the FAB stock options and FAB warrants held by FAB's directors and officers is approximately $3.2 million. The amount payable for each FAB stock option and FAB warrant is based on a fixed per share merger consideration of $25.33, less the applicable exercise price for the FAB stock option or FAB warrant, and then adding a tax gross up amount (which is intended to compensate the holders of FAB stock options and FAB warrants for the less favorable income tax treatment afforded to them when compared to shareholders of a subchapter-S corporation, such as FAB). Accordingly, since all vested FAB stock options and FAB warrants held by FAB directors and executive officers had an exercise price of $10.00, each such holder will be entitled to receive for the cancellation of each FAB stock option and FAB warrant $23.23, which amount was calculated by taking the sum of (i) the difference between (A) $25.33 and (B) $10.00 (the exercise price) plus (ii) a $7.90 (the calculated tax gross up amount). In addition to the tax gross up payment described above, the cash payment by Pacific Premier in consideration for the cancellation of the FAB stock options and FAB warrants is different than the merger consideration to be paid to FAB shareholders for their FAB common stock, since the payment for each FAB stock option and FAB warrant is fixed and will not be subject to either upward or downward adjustment and is payable in all cash. In contrast, the aggregate value of the merger consideration to be paid to the holders of FAB common stock will vary, depending on the value of the FAB mortgage-related securities portfolio, whether transaction-related expenses exceed $3.9 million and changes in the stock price of Pacific Premier common stock;

  •
  the shareholders agreements that Pacific Premier entered into with each of John Carona, Joe Alcantar, James Hyatt, Glenn Thurman and Joey Carona in connection with the execution of the merger agreement include non-competition and non-solicitation covenants. As consideration for their respective non-competition and non-solicitation covenants, Mr. John Carona will receive a cash payment in the amount of $1.0 million, each of Messrs. Alcantar, Hyatt and Thurman will receive a cash payment in the amount of $150,000 and Mr. Joey Carona will receive a cash payment in the amount of $100,000 payable as of the closing of the merger;

  •
  each of Michael Kowalski and Greg Smith has a deferred compensation agreement with FAB that enables them to save for retirement on a tax deferred basis, which agreements will be terminated by FAB in connection with a change in control of FAB. The merger qualifies as a change in control under these agreements and FAB will terminate the deferred compensation agreements in connection with the closing of the merger, which will result in Messrs. Kowalski and Smith receiving lump sum amounts of $686,428 and $185,773, respectively;

  •
  the remaining $40,000 of Cathleen Coltrell's signing bonus will become payable upon the closing of the merger pursuant to the terms of Ms. Coltrell's employment letter with FAB;

  •
  the agreement of Pacific Premier to appoint John Carona, a current director of FAB and the Chief Executive Officer and majority owner of Associa, to serve on the boards of directors of Pacific Premier and the Bank following completion of the merger. As a director of Pacific Premier and the Bank, Mr. Carona will be entitled to receive the same director compensation that the current directors of Pacific Premier and the Bank receive. See "Information About Pacific Premier—Compensation of Directors" beginning on page 80; and

  •
  the agreement of Pacific Premier to honor indemnification obligations of FAB for a period of six (6) years, as well as to purchase liability insurance for FAB's directors and officers for three (3) years following the merger, subject to the terms of the merger agreement.

        The aggregate cash amount payable to the FAB officers, the FAB directors and a FAB advisory director in connection with the consummation of the merger is approximately $5.5 million. The three largest cash payments that will be made to officers and directors of FAB upon completion of the merger are approximately:

  •
  $1.4 million to Mr. Kowalski as payment for the cancellation of his FAB stock options and FAB warrants and for his non-compete and non-solicitation covenants in his employment agreement with Pacific Premier;

  •
  $1.3 million to Mr. John Carona as payment for the cancellation of his FAB warrants and for his non-compete and non-solicitation covenants; and

  •
  $715,000 to Mr. Smith as payment for the cancellation of his FAB stock options and for his non-compete and non-solicitation covenants in his employment agreement with Pacific Premier.

        The cash payments that will be made to Messrs. Kowalski and Smith exclude the deferred compensation payments described in the fourth bullet point above because these amounts consist solely of compensation previously earned by each of them. To the extent that FAB's transaction-related expenses exceed $3.9 million and the cash portion of the merger consideration is reduced by such excess, the payments made to the FAB officers, the FAB directors and the FAB advisory director for their respective non-compete and non-solicitation covenants will have the effect of reducing the merger consideration payable to FAB shareholders because these payments are included in FAB's transaction-related expenses.

        The board of directors of FAB was aware of the foregoing interests and considered them, among other matters, in approving the merger agreement and the merger.

Accounting Treatment of the Merger (Page 69)

        The merger will be accounted for under the purchase method of accounting under generally accepted accounting principles, or GAAP.

Shareholders of Pacific Premier and FAB Have Different Rights (Page 135)

        The rights of shareholders of Pacific Premier differ from the rights of shareholders of FAB. Pacific Premier is incorporated under the laws of the State of Delaware and FAB is incorporated under the laws of the State of Texas. The rights of holders of Pacific Premier common stock are governed by the Delaware General Corporation Law, or DGCL, as well as its amended and restated certificate of incorporation and amended and restated bylaws, and the rights of holders of FAB common stock are governed by the Texas Finance Code and the TBOC, as well as its amended articles of association and bylaws. Upon consummation of the merger, shareholders of FAB will receive shares of Pacific Premier common stock in exchange for their shares of FAB common stock and become shareholders of Pacific Premier and their rights as shareholders of Pacific Premier will be governed by Pacific Premier's amended and restated certificate of incorporation and amended and restated bylaws and the DGCL.

SELECTED HISTORICAL FINANCIAL DATA

        The following tables present selected consolidated historical financial data of Pacific Premier and selected historical financial data of FAB.

Selected Consolidated Historical Financial Data of Pacific Premier

        Set forth below are selected historical financial data derived from Pacific Premier's audited consolidated financial statements as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 and Pacific Premier's unaudited interim consolidated financial statements as of and for the nine months ended September 30, 2012 and 2011. The results of operations for the nine months ended September 30, 2012 are not necessarily indicative of the results of operations for the full year or any other interim period and, in the opinion of Pacific Premier's management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read the information set forth below together with Pacific Premier's consolidated financial statements and related notes included in Pacific Premier's Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2012. Pacific Premier's Annual Report on Form 10-K for the year ended December 31, 2011 was filed with the Commission on March 30, 2012 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 was filed with the Commission on November 8, 2012. Both reports are incorporated by reference in this document. See "Where You Can Find More Information" beginning on page 144.

        On December 11, 2012, Pacific Premier completed an underwritten public offering of 3,300,000 shares of its common stock at a public offering price of $10.00 per share, and on January 9, 2013, Pacific Premier issued an additional 495,000 shares of its common stock at a public offering price of $10.00 per share in connection with the underwriters' exercise of the over-allotment option granted to them as part of the offering. The net proceeds from the offering, including the underwriters' exercise of the over-allotment option, after deducting underwriting discounts and commissions and estimated offering expenses, were approximately $35.6 million. The selected historical financial data in the table below does not reflect the shares of common stock issued or the net proceeds received by Pacific Premier in connection with this offering. See "Summary—Selected Unaudited Pro Forma Combined Consolidated Financial Data" on page 22 and "Unaudited Pro Forma Combined Consolidated Financial Data" beginning on page 125.

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Unaudited)
	(Dollars in thousands, except per share data)
Selected Balance Sheet Data:
Securities and FHLB stock	$126,441	$120,743	$128,120	$168,428	$137,737	$70,936	$73,042
Loans held for sale, net	4,728	—	—	—	—	668	749
Loans held for investment, net	851,715	725,952	730,067	555,538	566,584	622,470	622,114
Allowance for loan losses	7,658	8,522	8,522	8,879	8,905	5,881	4,598
Total assets	1,089,336	928,502	961,128	826,816	807,323	739,956	763,420
Total deposits	895,870	797,378	828,877	659,240	618,734	457,128	386,735
Total borrowings	85,810	38,810	38,810	78,810	101,810	220,210	308,275
Total liabilities	989,450	843,882	860,493	720,018	719,462	680,606	674,818
Total stockholders' equity	99,886	84,620	86,777	78,602	73,502	57,548	60,750

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Unaudited)
	(Dollars in thousands, except per share data)
Operating Data:
Interest income	$38,788	$37,088	$50,225	$41,103	$43,439	$46,522	$49,432
Interest expense	5,611	7,419	9,596	12,666	20,254	25,404	31,166
Net interest income	33,177	29,669	40,629	28,437	23,185	21,118	18,266
Provision for loan losses	145	2,728	3,255	2,092	7,735	2,241	1,651
Net interest income after provision for loan losses	33,032	26,941	37,374	26,345	15,450	18,877	16,615
Net gains (loss) from loan sales	(31)	(2,445)	(3,605)	(3,332)	(351)	92	3,720
Other noninterest income (loss)	9,409	8,701	10,118	2,256	1,048	(2,264)	2,639
Noninterest expense	22,877	20,288	26,904	18,948	16,694	15,964	17,248
Income (loss) before income tax (benefit)	19,533	12,909	16,983	6,321	(547)	741	5,726
Income tax (benefit)	7,568	4,892	6,411	2,083	(87)	33	2,107
Net income (loss)	11,965	8,017	10,572	4,238	(460)	708	3,619
Per Share Data:
Net income (loss) per share—basic	$1.16	$0.80	$1.05	$0.42	$(0.08)	$0.14	$0.70
Net income (loss) per share—diluted	1.12	0.75	0.99	0.38	(0.08)	0.11	0.55
Weighted average common shares outstanding—basic	10,332,223	10,072,984	10,092,181	10,033,836	5,642,589	4,948,359	5,189,104
Weighted average common shares outstanding—diluted	10,709,822	10,667,722	10,630,720	11,057,404	5,642,589	6,210,387	6,524,753
Book value per common share—basic	$9.66	$8.39	$8.39	$7.83	$7.33	$11.74	$11.77
Book value per common share—diluted	9.53	8.11	8.34	7.18	6.75	9.60	9.69
Performance Ratios:
Return on average assets	1.56%	1.14%	1.12%	0.53%	(0.06)%	0.09%	0.50%
Return on average equity	17.23	13.24	12.91	5.57	(0.76)	1.20	6.03
Average equity to average assets	9.06	8.59	8.69	9.55	7.74	7.96	8.16
Equity to total assets at end of period	9.17	9.11	9.03	9.51	9.10	7.78	7.96
Net interest rate spread	4.47	4.40	4.49	3.67	3.00	2.81	2.44
Net interest margin	4.52	4.45	4.55	3.77	3.12	2.99	2.63
Efficiency ratio(1)	60.46	58.74	56.50	59.24	63.81	83.66	69.87
Average interest-earnings assets to deposits and borrowings	106.46	104.35	104.74	105.88	99.57	100.02	99.57

(1)
Represents the ratio of noninterest expense less other real estate owned, or OREO, operations, to (i) the sum of (A) net interest income before provision for loan losses and (B) total noninterest income, (ii) less gain/(loss) on sale of loans, gain/(loss) on sale of securities, and gain on the purchases of certain assets and assumptions of certain liabilities of (A) Canyon National Bank and (B) Palm Desert National Bank from the FDIC, as receiver.

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Unaudited)
	(Dollars in thousands, except per share data)
Asset Quality Ratios:
Nonperforming loans, net to total loans	0.73%	1.27%	0.82%	0.58%	1.74%	0.83%	0.67%
Nonperforming assets, net as a percent of total assets	1.08	1.31	0.76	0.40	1.66	0.71	0.64
Net charge-offs to average total loans, net	0.18	0.61	0.53	0.39	0.79	0.16	0.10
Allowance for loan losses to total loans at period end	0.89	1.16	1.15	1.56	1.55	0.94	0.73
Allowance for loan losses as a percent of nonperforming loans, gross at period end	121.94	91.08	139.87	270.95	88.94	113.10	109.48
Allowance for loan losses as a percentage of nonperforming assets	64.89	69.84	116.36	268.17	66.49	112.30	93.76
Bank Capital Ratios:
Tier 1 capital to adjusted total assets	9.48%	9.29%	9.44%	10.29%	9.72%	8.71%	8.81%
Tier 1 capital to total risk-weighted assets	11.04	11.57	11.68	14.12	13.30	10.71	10.68
Total capital to total risk-weighted assets	11.88	12.71	12.81	15.38	14.55	11.68	11.44
Pacific Premier Capital Ratios:
Tier 1 capital to adjusted total assets	9.58%	9.35%	9.50%	10.41%	9.89%	8.99%	8.90%
Tier 1 capital to total risk-weighted assets	11.09	11.56	11.69	14.16	13.41	11.11	10.81
Total capital to total risk-weighted assets	11.93	12.71	12.80	15.42	14.67	12.07	11.56

Selected Historical Financial Data of FAB

        Set forth below are selected historical financial data derived from FAB's audited financial statements as of and for the years ended December 31, 2011 and 2010 and FAB's unaudited financial data as of and for the nine months ended September 30, 2012 and 2011. The results of operations for the nine months ended September 30, 2012 are derived from FAB's unaudited interim financial statements and are not necessarily indicative of the results of operations for the full year or any other interim period. In the opinion of FAB's management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.

        FAB shareholders should read this information in conjunction with the section of this proxy statement/prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of FAB" beginning on page 102 and the audited financial statements and the unaudited interim financial statements of FAB which appear in this proxy statement/prospectus following the "Index to FAB Financial Statements" beginning on page F-1. The historical results presented in the following summary do not necessarily indicate expected results for future periods.

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2012	2011	2011	2010
	(Unaudited)
	(Dollars in thousands, except per share data)
Selected Balance Sheet Data:
Securities	$313,857	$263,835	$290,482	$224,396
Loans held for investment, net	18,606	9,747	11,225	6,442
Allowance for loan losses	202	122	278	62
Total assets	356,176	296,780	321,880	253,077
Total deposits	305,475	253,527	277,450	220,576
Total repurchase agreements and borrowings	2,851	656	884	209
Total liabilities	1,996	1,446	1,293	772
Total stockholders' equity	45,854	41,151	42,253	31,520
Operating Data:
Interest income	$7,395	$7,216	$9,551	$8,672
Interest expense	612	900	1,113	1,533

Net interest income	6,783	6,316	8,438	7,139
Provision (credit) for loan losses	(76)	60	216	—

Net interest income after provision for loan losses	6,859	6,256	8,222	7,139
Net gains from sales of investment securities	1,395	925	1,215	778
Other noninterest income	108	103	139	160
Noninterest expense	4,598	3,370	4,712	3,754

Income before income taxes	3,764	3,914	4,864	4,323
Income taxes	—	—	—	—

Net income	$3,764	$3,914	$4,864	$4,323

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2012	2011	2011	2010
	(Unaudited)
	(Dollars in thousands, except per share data)
Per Share Data:
Net income per share (basic)	$1.90	$1.98	$2.46	$2.18
Net income per share (diluted)	1.84	1.92	2.38	2.13
Weighted average common shares outstanding (basic)	1,980,229	1,980,229	1,980,229	1,980,229
Weighted average common shares outstanding (diluted)	2,048,092	2,036,607	2,039,534	2,027,274
Book value per common share (basic)	$23.16	$20.78	$21.34	$15.92
Book value per common share (diluted)	22.39	20.21	20.72	15.55
Performance Ratios:
Return on average assets	1.37%	1.74%	1.61%	1.70%
Return on average equity	11.47	14.69	13.24	13.72
Average equity to average assets	11.94	11.88	12.18	12.38
Equity to total assets at tend of period	12.87	13.87	13.13	12.45
Average interest rate spread	2.40	2.67	2.66	2.77
Net interest margin	2.52	2.89	2.87	2.89
Efficiency ratio(1)	66.72	52.50	54.94	51.43
Average interest-earnings assets to average interest-bearing liabilities	154.51	155.19	155.57	119.59
Asset Quality Ratios:
Nonperforming loans, net to total loans	0.00%	0.00%	1.27%	0.00%
Nonperforming assets, net as percent of total assets	0.00	0.00	0.05	0.00
Net charge-offs to average total loans, net	0.00	0.00	0.00	0.00
Allowance for loan losses to total loans at period end	1.07	1.24	2.42	0.95
Allowance for loan losses as a percent of nonperforming loans, gross at period end	—	—	190.41	—
Capital Ratios:
Tier 1 capital to adjusted total assets	10.51%	11.26%	11.39%	12.25%
Tier 1 capital to total risk-weighted assets	44.79	51.35	46.77	54.83
Total capital to total risk-weighted assets	45.03	51.54	47.14	54.94

(1)
Calculated by dividing total noninterest expense by net interest income plus noninterest income, excluding gains on sales of investment securities.

SELECTED UNAUDITED PRO FORMA COMBINED
CONSOLIDATED FINANCIAL DATA

        The following table presents selected unaudited financial data for Pacific Premier at and for the nine months ended September 30, 2012 (i) on an actual historical basis; (ii) on an as adjusted basis after giving effect to the sale of 3,795,000 newly issued shares of Pacific Premier common stock in its recent underwritten public offering; and (iii) on a pro forma combined basis for the merger, after giving effect to the pro forma adjustments described in the notes to the unaudited pro forma combined financial statements appearing in this proxy statement/prospectus beginning on page 129, as further adjusted after giving effect to the sale of 3,795,000 newly issued shares of Pacific Premier common stock in its recent underwritten public offering. In addition, the following table presents unaudited statements of operations for Pacific Premier as of the year ended December 31, 2011 on a pro forma combined basis for the merger, after giving effect to the related pro forma adjustments described in the notes to the unaudited pro forma combined financial statements appearing in this proxy statement/prospectus beginning on page 129. The pro forma data in the table assumes that the merger is accounted for using the purchase method of accounting and does not give effect to the cost savings that may be realized in the merger. See "The Merger—Accounting Treatment of the Merger" on page 69. The information in the following table is based on, and should be read together with, the pro forma combined financial information that appears elsewhere in this proxy statement/prospectus, the historical consolidated financial information that Pacific Premier has presented in its prior filings with the Commission and which are incorporated into this proxy statement/prospectus and the historical financial information of FAB that appears elsewhere in the proxy statement/prospectus. See "Unaudited Pro Forma Combined Consolidated Financial Data" beginning on page 125, and "Where You Can Find More Information" beginning on page 144 and "Index to FAB Financial Statements" beginning on page F-1. The pro forma combined financial information is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

        On December 11, 2012, Pacific Premier completed an underwritten public offering of 3,300,000 shares of its common stock at a public offering price of $10.00 per share, and on January 9, 2013, Pacific Premier issued an additional 495,000 shares of its common stock at a public offering price of $10.00 per share in connection with the underwriters' exercise of the over-allotment option granted to them as part of the offering. The net proceeds from the offering, including the underwriters' exercise of the over-allotment option, after deducting underwriting discounts and commissions and estimated offering expenses, were approximately $35.6 million.

	At September 30, 2012
	Historical Pacific Premier	Pro Forma Adjusted for the Offering	Pro Forma Combined with FAB and Adjusted for the Offering
	(Dollars in thousands)
Selected Financial Condition Data:
Cash and due from banks	$58,216	$93,774	$64,928
Total assets	1,089,336	1,124,894	1,444,697
Investment securities available for sale	114,250	114,250	318,601
Investment securities held to maturity	—	—	115,132
FHLB stock/Federal Reserve Bank stock, at cost	12,191	12,191	12,323
Loans held for sale, net	4,728	4,728	4,728
Loans held for investment, net	851,715	851,715	870,147
Deposits	895,870	895,870	1,201,345
Short term borrowings	47,000	47,000	49,851
Long term debt	38,810	38,810	38,810
Stockholders' equity	99,886	135,444	144,925
Total shares issued and outstanding	10,343,434	14,138,434	15,417,662

	For the Nine Months Ended September 30, 2012					For the Year Ended December 31, 2011
				Pro Forma Combined with FAB and Adjusted for the Offering
	Historical Pacific Premier	Pro Forma Adjusted for the Offering				Pro Forma Combined with FAB
	(Dollars in thousands, except per share data)
Selected Income Data:
Interest income	$38,788	$38,788		$45,156		$58,406
Interest expense	5,611	5,611		6,223		10,708

Net interest income	33,177	33,177		38,933		47,698
Provision for loan losses	145	145		69		3,471

Net interest income after provision for loan losses	33,032	33,032		38,864		44,227
Noninterest income	9,378	9,378		10,881		7,869
Noninterest expense	22,877	22,877		27,590		31,771

Income before income taxes	19,533	19,533		22,156		20,325
Income tax	7,568	7,568		8,617		7,900

Net income	$11,965	$11,965		$13,539		$12,425

Weighted Average Common Shares:
Basic	10,332,223	14,127,223	(1)	15,406,451	(1)	11,371,409
Diluted	10,709,822	14,504,822	(1)	15,784,050	(1)	11,909,948

	At or for the Nine Months Ended September 30, 2012					At or for the Year Ended December 31, 2011
				Pro Forma Combined with FAB and Adjusted for the Offering
	Historical Pacific Premier	Pro Forma Adjusted for the Offering				Pro Forma Combined with FAB
Per Common Share Data(2):
Net income—basic	$1.16	$0.85	(5)	$0.88	(5)	$1.09
Net income—diluted	1.12	0.82	(5)	0.86	(5)	1.04
Book value per common share—basic	9.66	9.58		9.40		7.98
Book value per common share—diluted	9.53	9.49		9.32		7.93
Selected Financial Ratios(2):
Return on average assets(3)	1.56%	1.51	%(5)	1.30	%(5)	1.03%
Return on average stockholders' equity(4)	17.23	12.45	(5)	13.32	(5)	15.11
Average equity to average assets	9.06	12.12	(5)	9.77	(5)	6.81
Stockholders' equity to total assets at end of period	9.17	12.04		10.03		7.43
Pacific Premier Bancorp, Inc. Capital Ratios:
Tier 1 capital to adjusted total assets	9.58%	12.53	%(1)	10.01	%(1)	7.38%
Tier 1 capital to total risk-weighted assets	11.09	15.00		14.19		10.80
Total capital to total risk-weighted assets	11.93	15.84		14.97		11.83

(1)
The amount includes the 3,795,000 shares of Pacific Premier common stock issued in connection with Pacific Premier's recent public offering as if such shares were issued on the first day of the nine month period ended September 30, 2012, or on January 1, 2012.

(2)
Per Common Share Data and Selected Financial Ratios are presented only for data relating to the pro forma combined condensed consolidated statements of income for the year ended December 31, 2011 and for the nine months ended September 30, 2012 and data relating to the pro forma combined condensed consolidated statement of financial condition at December 31, 2011 and September 30, 2012.

(3)
Calculated by dividing pro forma net income by pro forma average assets for the periods indicated.

(4)
Calculated by dividing pro forma net income by pro forma average stockholders' equity for the periods indicated.

(5)
The amount reflects the 3,795,000 shares of Pacific Premier common stock issued in connection with Pacific Premier's underwritten public offering (which shares were sold on December 11, 2012 and January 9, 2013) as if such shares were issued on the first day of the nine month period ended September 30, 2012, or on January 1, 2012. However, the amount does not reflect the use of the approximately $35.6 million of net proceeds received by Pacific Premier in connection with the offering for the period presented.

 UNAUDITED COMPARATIVE PER SHARE DATA

        The following table sets forth certain historical, pro forma and pro forma equivalent per share financial information for the Pacific Premier common stock and the FAB common stock. The pro forma and pro forma equivalent per share information in the table gives effect to (i) for the nine month period ended September 30, 2012, the sale of 3,795,000 newly issued shares of Pacific Premier common stock in its recent underwritten public offering and (ii) for both the nine month period ended September 30, 2012 and the twelve month period ended December 31, 2011, the merger as if the transaction had been effective on those dates, in the case of book value data, and as if the transaction had been effective on January 1, 2012, in the case of the income and dividend data. The pro forma information in the table assumes that the merger is accounted for under the purchase method of accounting. The information in the following table is based on, and should be read together with, the historical consolidated financial information that Pacific Premier has presented in its prior filings with the Commission and which are incorporated into this proxy statement/prospectus and the historical financial information of FAB that appears elsewhere in this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 144 and "Index to FAB Financial Statements" beginning on page F-1.

        On December 11, 2012, Pacific Premier completed an underwritten public offering of 3,300,000 shares of its common stock at a public offering price of $10.00 per share, and on January 9, 2013, Pacific Premier issued an additional 495,000 shares of its common stock at a public offering price of $10.00 per share in connection with the underwriters' exercise of the over-allotment option granted to them as part of the offering. The net proceeds from the offering, including the underwriters' exercise of the over-allotment option, after deducting underwriting discounts and commissions and estimated offering expenses, were approximately $35.6 million.

        The pro forma financial information is not necessarily indicative of results that would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	For the Nine Months Ended September 30, 2012		For the Twelve Months Ended December 31, 2011
Net Income Per Common Share:
Historical Pacific Premier
Basic	$1.16		$1.05
Diluted	1.12		0.99
Pro forma adjusted for the offering
Basic	$0.85	(1)	N/A
Diluted	0.82	(1)	N/A
Historical FAB
Basic	$1.90		$2.46
Diluted	1.84		2.38
Pro forma combined with FAB and adjusted for the offering
Basic	$0.88	(1)(2)	N/A
Diluted	0.86	(1)(2)	N/A
Equivalent pro forma combined with FAB and adjusted for the offering(3)
Basic	$0.57	(1)(2)	N/A
Diluted	0.55	(1)(2)	N/A
Dividends Declared Per Common Share:
Historical:
Pacific Premier	$—		$—
FAB	0.30		0.30
Equivalent pro forma amount of FAB(4)	—		—
Book Value Per Common Share (at period end):
Historical Pacific Premier	$9.66		$8.39
Pro forma adjusted for the offering	9.58	(1)	N/A
Historical FAB	23.16		21.34
Pro forma combined with FAB and adjusted for the offering	9.40	(1)	N/A
Equivalent pro forma amount combined with FAB and adjusted for the offering(3)	6.07	(1)	N/A

(1)
The amount reflects the 3,795,000 shares of Pacific Premier common stock issued in connection with Pacific Premier's underwritten public offering (which shares were sold on December 11, 2012 and January 9, 2013) as if such shares were issued on the first day of the nine month period ended September 30, 2012, or on January 1, 2012. However, the amount does not reflect the use of the approximately $35.6 million of net proceeds received by Pacific Premier in connection with the offering for the period presented.

(2)
Pro forma combined amounts are calculated by adding together the historical amounts reported by Pacific Premier and FAB, as adjusted for the estimated purchase accounting adjustments to be recorded in connection with the merger and an estimated 1,279,228 shares of Pacific Premier common stock to be issued in connection with the merger based on the terms of the merger agreement.

(3)
The equivalent pro forma per share data for FAB is computed by multiplying the pro forma combined amounts by the exchange ratio of 0.646.

(4)
Because Pacific Premier does not pay dividends on its common stock, the equivalent pro forma cash dividends per common share is zero.

RISK FACTORS

        Prior to deciding whether or not to approve the merger agreement, FAB shareholders should be aware of and carefully read and consider the following risks and uncertainties that are applicable to the merger agreement, the merger and Pacific Premier. FAB shareholders should also consider the risks relating to the businesses of Pacific Premier and ownership of Pacific Premier common stock contained in Part I, Item 1A of Pacific Premier's Annual Report on Form 10-K for the year ended December 31, 2011 that has been filed with the Commission, as well as any subsequent documents filed by Pacific Premier with the Commission, which are incorporated into this proxy statement/prospectus by reference. See "Where You Can Find More Information" beginning on page 144.

The value of the per share stock consideration to be paid to holders of FAB common stock will fluctuate based on the changes in the price of Pacific Premier common stock.

        Upon completion of the merger, each share of FAB common stock will be converted into 0.646 of a share of Pacific Premier common stock, with cash paid in lieu of any fractional shares of Pacific Premier common stock. There will be no adjustment to this exchange ratio for changes in the market price of Pacific Premier common stock. The market value of the per share stock consideration that FAB shareholders will receive may vary from the closing price of Pacific Premier common stock on the date the merger was announced, on the date that this document was mailed to FAB shareholders, on the date of the special meeting of FAB shareholders and on the date the merger is completed and thereafter. Accordingly, at the time of the special meeting, FAB shareholders will not know or be able to calculate the market value of the Pacific Premier common stock that they would receive as the per share stock consideration until completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Pacific Premier's businesses, operations and prospects, regulatory considerations and completion of the merger. Many of these factors are beyond Pacific Premier's control. FAB shareholders should obtain current market quotations for Pacific Premier common stock. The closing prices of Pacific Premier common stock on October 15, 2012, the last trading day prior to the public announcement of the merger, and on January 30, 2013, the latest practicable date prior to the printing of this proxy statement/prospectus, were $10.53 and $11.49, respectively, resulting in implied values per share of FAB common stock based on the fixed exchange ratio of $6.80 and $7.42, respectively. FAB does not have the right to terminate the merger agreement or to resolicit the vote of its shareholders solely because of changes in the market price of Pacific Premier common stock.

Because the value of the per share cash consideration to be paid to holders of FAB common stock will fluctuate based on the value of realized and unrealized gains or losses of FAB's mortgage-related securities portfolio and if FAB's transaction-related expenses exceed $3.9 million, the FAB shareholders will not know or be able to determine the amount of the per share cash consideration as of the date of this proxy statement/prospectus, when FAB shareholders vote on the merger agreement or during the period prior to the closing.

        Because the per share cash consideration is based in part on the aggregate amount of realized and unrealized gains and losses on FAB's mortgage related securities portfolio that are greater or less than $4,577,406 and occur between the date of the merger agreement and the closing of the merger, FAB shareholders will not know the final amount of the per share cash consideration until the closing of the merger. In addition, the per share cash consideration may be subject to downward adjustment in the event that FAB's expenses related to the merger exceed $3.9 million. As a result, FAB shareholders will not know the amount of the per share cash consideration that will be payable to shareholders of FAB when they vote on the merger agreement at the special meeting. FAB does not have the right to terminate the merger agreement or to resolicit the vote of its shareholders solely because of changes in the per share cash consideration that may occur.

        As of December 31, 2012, FAB had unrealized gains of approximately $1,951,232 on its mortgage-related securities portfolio and, as of January 30, 2013, which is the latest practicable date before the filing of this proxy statement/prospectus, FAB had realized gains from the sale of its mortgage-related securities in its portfolio of approximately $2,343,250. Based on these amounts, FAB would have had an aggregate amount of unrealized and realized gains of $4,294,482 which, when applying the formula for calculating the per share cash consideration as provided in the merger agreement, would have resulted in a downward adjustment of approximately $0.14 per share or per share cash consideration of $18.86, which amount assumes no adjustment for transaction-related expenses. See "The Merger—The Merger Consideration" beginning on page 48. As of the date of this proxy statement/prospectus, as of the time when FAB shareholders vote on the merger agreement and during the period prior to the closing of the merger, the value of the FAB mortgage-related securities portfolio may decline in value, which would result in a downward adjustment to cash portion of the merger consideration payable to FAB shareholders for their shares of FAB common stock. Depending on the value of FAB's mortgage-related securities portfolio at the time of the closing of the merger, the cash portion of the merger consideration payable to FAB shareholders could be significantly less than $19.00 per share. FAB shareholders will not receive any notices or updates regarding any decrease or increase in the value of the FAB mortgage-related securities portfolio.

The exchange of FAB common stock for Pacific Premier common stock and cash will be a taxable transaction for U.S. Federal income tax purposes.

        The exchange of FAB common stock for shares of Pacific Premier common stock and cash will be a taxable transaction for U.S. federal income tax purposes. Each U.S. Holder will be required to include in taxable income the excess of the sum of the fair market value of the Pacific Premier common stock and the cash received in the exchange over such U.S. Holder's adjusted tax basis in the FAB common stock exchanged therefor. See "The Merger—Material Federal Income Tax Consequences," beginning on page 67, for a further discussion of the U.S. federal income tax consequences of the merger to U.S. Holders of FAB common stock.

Directors and officers of FAB have interests in the merger that are in addition to or different than the interests of FAB shareholders.

        When considering the recommendation of FAB's board of directors, you should be aware that certain officers and directors of FAB have interests in the merger as individuals that are in addition to, or different from, their interests as FAB shareholders, which are:

  •
  the employment agreements the Bank entered into with each of Michael Kowalski, Greg Smith and Cathleen Coltrell in connection with the signing of the merger agreement, which will become effective upon consummation of the merger. Each of the employment agreements provides for non-competition and non-solicitation covenants that Messrs. Kowalski and Smith and Ms. Coltrell agreed to. As consideration for their respective non-competition and non-solicitation covenants, Messrs. Kowalski and Smith and Ms. Coltrell will receive a cash payment in the amount of $250,000, $250,000 and $200,000, respectively, in connection with their employment with the Bank as of the closing of the merger;

  •
  the officers of FAB hold outstanding FAB stock options and the directors of FAB hold FAB warrants that will be canceled in connection with the closing of the merger in exchange for the right to receive a cash payment from Pacific Premier or the Bank. The aggregate cash payment for all of the FAB stock options and FAB warrants held by FAB's directors and officers is approximately $3.2 million. The amount payable for each FAB stock option and FAB warrant is based on a fixed per share merger consideration of $25.33, less the applicable exercise price for the FAB stock option or FAB warrant, and then adding a tax gross up amount (which is intended to compensate the holders of FAB stock options and FAB warrants for the less favorable income tax treatment afforded to them when compared to shareholders of a subchapter-S corporation, such as FAB). Accordingly, since all vested FAB stock options and FAB warrants held by FAB directors and executive officers had an exercise price of $10.00, each such holder will be entitled to receive for the cancellation of each FAB stock option and FAB warrant $23.23, which amount was calculated by taking the sum of (i) the difference between (A) $25.33 and (B) $10.00 (the exercise price) plus (ii) a $7.90 (the calculated tax gross up amount). In addition to the tax gross up payment described above, the cash payment by Pacific Premier in consideration for the cancellation of the FAB stock options and FAB warrants is different than the merger consideration to be paid to FAB shareholders for their FAB common stock, since the payment for each FAB stock option and FAB warrant is fixed and will not be subject to either upward or downward adjustment and is payable in all cash. In contrast, the aggregate value of the merger consideration to be paid to the holders of FAB common stock will vary, depending on the value of the FAB mortgage-related securities portfolio, whether transaction-related expenses exceed $3.9 million and changes in the stock price of Pacific Premier common stock;

  •
  the shareholders agreements that Pacific Premier entered into with each of John Carona, Joe Alcantar, James Hyatt, Glenn Thurman and Joey Carona in connection with the execution of the merger agreement include non-competition and non-solicitation covenants. As consideration for their respective non-competition and non-solicitation covenants, Mr. John Carona will receive a cash payment in the amount of $1.0 million, each of Messrs. Alcantar, Hyatt and Thurman will receive a cash payment in the amount of $150,000 and Mr. Joey Carona will receive a cash payment in the amount of $100,000, each of which is payable as of the closing of the merger;

  •
  each of Michael Kowalski and Greg Smith has a deferred compensation agreement with FAB, which agreements will be terminated by FAB in connection with the merger. Upon termination of these deferred compensation agreements, Messrs. Kowalski and Smith will receive lump sum amounts of $686,428 and $185,773, respectively;

  •
  the remaining $40,000 of Cathleen Coltrell's signing bonus will become payable upon the closing of the merger pursuant to the terms of Ms. Coltrell's employment letter with FAB;

  •
  the agreement of Pacific Premier to appoint John Carona, a current director of FAB and the Chief Executive Officer and majority owner of Associa, to serve on the boards of directors of Pacific Premier and the Bank following completion of the merger. As a director of Pacific Premier and the Bank, Mr. Carona will be entitled to receive the same director compensation that the current directors of Pacific Premier and the Bank receive. See "Information About Pacific Premier—Compensation of Directors" beginning on page 80; and

  •
  the agreement of Pacific Premier to honor indemnification obligations of FAB for a period of six (6) years, as well as to purchase liability insurance for FAB's directors and officers for three (3) years following the merger, subject to the terms of the merger agreement.

        The aggregate cash amount payable to the FAB officers, the FAB directors and a FAB advisory director in connection with the consummation of the merger is approximately $5.5 million. The three largest cash payments that will be made to officers and directors of FAB upon completion of the merger are approximately:

  •
  $1.4 million to Mr. Kowalski as payment for the cancellation of his FAB stock options and FAB warrants and for his non-compete and non-solicitation covenants in his employment agreement with Pacific Premier;

  •
  $1.3 million to Mr. John Carona as payment for the cancellation of his FAB warrants and for his non-compete and non-solicitation covenants; and

  •
  $715,000 to Mr. Smith as payment for the cancellation of his FAB stock options and for his non-compete and non-solicitation covenants in his employment agreement with Pacific Premier.

        The cash payments that will be made to Messrs. Kowalski and Smith exclude the deferred compensation payments described in the fourth bullet point above because these amounts consist solely of compensation previously earned by each of them. To the extent that FAB's transaction-related expenses exceed $3.9 million and the cash portion of the merger consideration is reduced by such excess, the payments made to the FAB officers, the FAB directors and the FAB advisory director for their respective non-compete and non-solicitation covenants will have the effect of reducing the merger consideration payable to FAB shareholders because these payments are included in FAB's transaction-related expenses.

        These arrangements may create potential conflicts of interest. These interests of FAB's directors and officers may cause some of these persons to view the proposed transaction differently than you view it, as a shareholder. The FAB board of directors was aware of these interests and considered them, among other things, in their approval of the merger agreement and the transactions contemplated by the merger agreement. FAB shareholders should consider these interests in conjunction with the recommendation of the FAB board of directors with respect to approval of the merger. See "The Merger—Interests of Certain FAB Officers and Directors in the Merger" beginning on page 62.

Pacific Premier may fail to realize the anticipated benefits of the merger.

        The success of the merger will depend on, among other things, Pacific Premier's ability to realize the anticipated revenue enhancements and to combine the businesses of Pacific Premier and FAB in a manner that does not materially disrupt the existing customer relationships of FAB or result in decreased revenues resulting from any loss of customers and that permits growth opportunities to occur. If Pacific Premier is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

        Pacific Premier and FAB have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect Pacific Premier's ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Pacific Premier and FAB during the transition period and on the combined company following completion of the merger.

The market price of Pacific Premier common stock after the merger may be affected by factors different from those affecting the shares of FAB or Pacific Premier currently.

        Upon completion of the merger, holders of FAB common stock will become holders of Pacific Premier common stock. Pacific Premier's business differs significantly from that of FAB, and, accordingly, the financial condition and results of operations of the combined company and the market price of Pacific Premier common stock after the completion of the merger may be affected by factors different from those currently affecting the financial condition and results of operations of FAB.

The fairness opinion obtained by FAB from its financial advisor, SAMCO, will not reflect changes in circumstances between the date of the merger agreement and the completion of the merger.

        Changes in the operations and prospects of FAB or Pacific Premier, general market and economic conditions and other factors that may be beyond the control of FAB and Pacific Premier, and on which the fairness opinion delivered by SAMCO to FAB was based, may alter the value of FAB or Pacific Premier or the prices of shares of FAB common stock or Pacific Premier common stock by the time the merger is completed. The fairness opinion does not speak as of any date other than the date of such opinion, which was October 11, 2012, and the fairness opinion does not address the fairness of the merger consideration, from a financial point of view, at the time FAB shareholders will be voting at the special meeting or upon completion of the merger. The merger agreement does not require that the fairness opinion of SAMCO be updated as a condition to the completion of the merger, and FAB does not intend to request that the fairness opinion be updated. The fairness opinion is attached as Appendix B to this proxy statement/prospectus. For a description of the opinion that FAB received from SAMCO, see "The Merger—Opinion of FAB's Financial Advisor" beginning on page 42. For a description of the other factors considered by FAB's board of directors in determining to approve the merger, see "The Merger—FAB's Reasons for the Merger" beginning on page 40.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the price of Pacific Premier common stock and the value of FAB common stock to decline.

        The merger is subject to customary conditions to closing, including the receipt of the approval of the FAB shareholders. If any condition to the merger is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, Pacific Premier and FAB may terminate the merger agreement under certain circumstances even if the merger is approved by FAB shareholders, including if the merger has not been completed on or before March 31, 2013. If the merger is not completed, the trading price of Pacific Premier common stock on the Nasdaq Global Market and the value of FAB common stock may decline to the extent that the current prices reflect a market assumption that the merger will be completed. In addition, neither company would realize any of the expected benefits of having completed the merger. For more information on closing conditions to the merger agreement, see "The Merger—Conditions to the Merger" beginning on page 53.

The unaudited pro forma condensed combined financial data included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company's financial condition or results of operations following the merger.

        The unaudited pro forma condensed combined financial data contained in this proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company's financial condition or results of operations following the merger for several reasons. The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial data. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial data may not prove to be accurate, and other factors may affect the combined company's financial condition or results of operations following the merger. Any potential decline in the combined company's financial condition or results of operations may cause significant variations in the stock price of the combined company.

The shares of Pacific Premier common stock to be received by FAB shareholders as a result of the merger will have different rights and tax treatment than shares of FAB common stock.

        Upon completion of the merger, FAB shareholders will become Pacific Premier shareholders and their rights as shareholders will be governed by the Pacific Premier amended and restated certificate of incorporation and the Pacific Premier amended and restated bylaws. The rights associated with FAB common stock are different from the rights associated with Pacific Premier common stock. See "Comparison of the Rights of Shareholders" beginning on page 135.

        In addition, FAB elected to be an S corporation for U.S. federal income tax purposes. Pacific Premier is not an S corporation and, following completion of the merger, FAB shareholders would no longer own shares in an S corporation. FAB shareholders should consult with their tax advisors about the tax consequences of owning shares of common stock in a company that is not an S corporation for U.S. federal income tax purposes.

 CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus contains or incorporates by reference a number of forward-looking statements regarding the financial condition, results of operations, earnings outlook and business prospects of Pacific Premier, the Bank and FAB and the potential combined company and may include statements for the period following the completion of the merger. FAB shareholders can find many of these statements by looking for words such as "expects," "projects," "anticipates," "believes," "intends," "estimates," "strategy," "plan," "potential," "possible" and other similar expressions. Statements about the expected timing, completion and effects of the merger and all other statements in this proxy statement/prospectus or in the documents incorporated by reference in this proxy statement/prospectus other than historical facts constitute forward-looking statements. Forward-looking statements involve certain risks and uncertainties that are subject to change based on factors which are, in many instances, beyond Pacific Premier's or FAB's control. The ability of either Pacific Premier or FAB to predict results or actual effects of its plans and strategies, or those of the combined company, is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" and those discussed in the filings of Pacific Premier that are incorporated into this proxy statement/prospectus by reference, as well as the following:

  •
  estimated revenue enhancements, costs savings and financial benefits from the merger may not be fully realized within the expected time frame or at all;

  •
  deposit attrition, customer loss or revenue loss following the merger may occur or be greater than expected;

  •
  that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all;

  •
  the amount of the cash portion of the merger consideration, which will be based in part on the value of FAB's mortgage-related securities portfolio;

  •
  reputational risks and the reaction of the companies' customers to the merger;

  •
  diversion of management time on merger-related issues;

  •
  competitive pressure among depository and other financial institutions may increase significantly;

  •
  costs or difficulties related to the integration of the businesses of the Bank and FAB may be greater than expected;

  •
  changes in the interest rate environment may reduce interest margins;

  •
  general economic or business conditions, either nationally or in the states or regions in which Pacific Premier and FAB do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

  •
  legislation or changes in regulatory requirements may adversely affect the businesses in which Pacific Premier and FAB are engaged;

  •
  adverse changes may occur in the securities markets; and

  •
  competitors of Pacific Premier may have greater financial resources and develop products and technology that enable those competitors to compete more successfully than Pacific Premier.

        Because these forward-looking statements are subject to assumptions and uncertainties, Pacific Premier's and FAB's actual results may differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this proxy statement/prospectus. FAB shareholders are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus.

        All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Pacific Premier or FAB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Pacific Premier and FAB undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, unless obligated to do so under the federal securities laws.

GENERAL INFORMATION

        This document constitutes a proxy statement and is being furnished to all record holders of FAB common stock in connection with the solicitation of proxies by the board of directors of FAB to be used at a special meeting of shareholders of FAB to be held on                    , 2013 and any adjournment or postponement of the special meeting. The purposes of the special meeting are to consider and vote upon a proposal to approve the merger agreement among Pacific Premier, the Bank and FAB, which provides, among other things, for the merger, and a proposal to adjourn the special meeting to the extent necessary to solicit additional votes on the merger agreement.

        This document also constitutes a prospectus of Pacific Premier relating to the Pacific Premier common stock to be issued upon completion of the merger to holders of FAB common stock as part of the merger consideration. See "The Merger—The Merger Consideration" beginning on page 48. Based on 1,980,229 shares of FAB common stock outstanding on                     , 2013, and an exchange ratio of 0.646, approximately 1,279,228 shares of Pacific Premier common stock will be issuable to shareholders of FAB upon completion of the merger as payment of the aggregate per share stock consideration.

        Pacific Premier has supplied all of the information contained or incorporated by reference herein relating to Pacific Premier and the Bank, and FAB has supplied all of the information contained herein relating to FAB.

THE SPECIAL MEETING

Time, Date and Place

        A special meeting of shareholders of FAB will be held at          .m., Central Time, on                   , 2013 at the First Floor Conference Room, Coit Central Tower, 12001 North Central Expressway, Dallas, Texas 75243.

Matters to be Considered

        The purposes of the special meeting are to:

  •
  consider and approve the merger agreement; and

  •
  consider and approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.

        No other business may be conducted at the special meeting. A copy of the merger agreement is included in this proxy statement/prospectus as Appendix A, and you are encouraged to read it carefully in its entirety.

Recommendation of the FAB Board of Directors

        The FAB board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. Based on FAB's reasons for the acquisition described in this proxy statement/prospectus, including the fairness opinion of SAMCO, the board of directors of FAB believes that the merger is in the best interests of FAB's shareholders and unanimously recommends that FAB shareholders vote "FOR" approval of the merger agreement. See "The Merger—FAB's Reasons for the Merger" beginning on page 40. The FAB board of directors also unanimously recommends that FAB shareholders vote "FOR" the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Shares Outstanding and Entitled to Vote; Record Date

        The close of business on                    , 2013 has been fixed by FAB as the record date for the determination of FAB shareholders entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. At the close of business on the record date, there were 1,980,229 shares of FAB common stock outstanding and entitled to vote, held by approximately 74 holders of record. Each share of FAB common stock entitles the holder to one vote at the special meeting on all matters properly presented at the meeting.

How to Vote Your Shares

        Shareholders of Record.    Shareholders of record may vote by mail or by attending the special meeting and voting in person. If a FAB shareholder chooses to vote by mail, he or she should simply mark the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided.

        Shares Held in "Street Name."    If a FAB shareholder's shares of FAB common stock are held through a bank, broker or other nominee, such FAB shareholder is considered the beneficial owner of such shares held in "street name." In such case, this proxy statement/prospectus has been forwarded by such FAB shareholder's bank, broker or other nominee, who is considered, with respect to such shares, the shareholder of record. As the beneficial owner, a FAB shareholder has the right to direct such bank, broker or other nominee how to vote the shares by following the voting instructions that they have sent, or will send, to the FAB shareholder. Without specific instructions from the FAB shareholder, the bank, broker or other nominee is not empowered to vote a FAB shareholder's shares on non-routine matters such as the proposal to approve the merger agreement or the proposal of the FAB board of directors to adjourn the special meeting, if necessary. Not voting these shares will have the effect of voting against the approval of the merger agreement and against the proposal of the FAB board of directors to adjourn the special meeting. When the vote is tabulated for the proposals, broker non-votes, if any, will only be counted for purposes of determining whether a quorum is present. Accordingly, we advise each FAB shareholder to promptly give instructions to his or her bank, broker or other nominee to vote "FOR" approval of the merger agreement and "FOR" the proposal to adjourn the special meeting, if necessary, by using the voting instruction card provided to such FAB shareholder by his or her bank, broker or other nominee. Alternatively, if a FAB shareholder is a beneficial owner and wishes to vote in person at the special meeting, the FAB shareholder must provide a proxy executed in such FAB shareholder's favor by the bank, broker or other nominee.

 Revocation of Proxies

        A FAB shareholder can revoke a proxy at any time before his or her shares are voted. If the FAB shareholder is a shareholder of record, the FAB shareholder can revoke a proxy by:

  •
  delivering to FAB prior to the special meeting a written notice of revocation addressed to Michael Kowalski, Chairman, President and Chief Executive Officer, First Associations Bank, 12001 North Central Expressway, Suite 1165, Dallas, Texas 75243;

  •
  completing, signing and returning a new proxy card with a later date before the date of the special meeting, and any earlier proxy will be revoked automatically; or

  •
  attending the special meeting and voting in person, and any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

        If a FAB shareholder has instructed a broker or other nominee to vote such FAB shareholder's shares of FAB common stock, the FAB shareholder must follow directions received from the broker or other nominee to change his or her vote.

        Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy.

        Each proxy returned to FAB (and not revoked) by a holder of FAB common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a signed proxy that is returned, such proxy will be voted "FOR" approval of the merger agreement and "FOR" the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Quorum

        A quorum, consisting of the holders of a majority of the shares entitled to vote at the special meeting, must be present in person or by proxy before any action may be taken at the special meeting. Once a share of FAB common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum not only at the special meeting but also at any adjournment or postponement of the special meeting. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed.

        Abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast on a proposal but will be treated as present for quorum purposes. "Broker non-votes" are shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under the applicable New York Stock Exchange rules. Under these rules, the proposals to approve the merger agreement and to adjourn the special meeting are not items on which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions.

Vote Required

        The affirmative vote of the holders of two-thirds of the outstanding shares of FAB common stock is necessary to approve the merger agreement on behalf of FAB. The proposal to adjourn the special meeting if necessary to permit further solicitation of proxies must be approved by the affirmative vote of the holders of a majority of the outstanding shares of FAB common stock.

        Because the proposal to approve the merger agreement is required to be approved by the holders of two-thirds of the outstanding shares of FAB common stock and the proposal to adjourn the special meeting is required to be approved by the holders of a majority of the outstanding shares of FAB common stock, abstentions and broker non-votes will have the same effect as a vote against each of these proposals. And for the same reason, the failure of a FAB shareholder to vote by proxy or in person at the special meeting will have the effect of a vote against both proposals.

Shares of FAB Subject to Voting Agreements

        The directors and executive officers of FAB and an advisory director of FAB, who collectively own and have the power to vote approximately 36% of the outstanding shares of FAB common stock as of                    , 2013, have entered into shareholder agreements with Pacific Premier pursuant to which they have agreed, among other things, to vote all of their shares in favor of the merger agreement. See "The Merger—Shareholder Agreements" on page 70.

        As of the close of business on the record date for the special meeting, Pacific Premier did not beneficially own any shares of FAB common stock.

Solicitation of Proxies

        FAB will pay for the costs of mailing this proxy statement/prospectus to its shareholders, as well as all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of its board of directors. In addition to solicitation by mail, the directors, officers and employees of FAB may solicit proxies from shareholders of FAB in person or by telephone, facsimile or other electronic methods without compensation other than reimbursement for their actual expenses.

        Arrangements also will be made with custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and FAB will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

Attending the Special Meeting

        All holders of FAB common stock, including shareholders of record and shareholders who hold their shares in street name through banks, brokers or other nominees, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If a FAB shareholder is not a shareholder of record and would like to vote in person at the special meeting, such FAB shareholder must produce a proxy executed in his or her favor by the record holder of such FAB shareholder's shares. In addition, such FAB shareholder must bring a form of personal photo identification with him or her in order to be admitted at the special meeting. FAB reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without FAB's express written consent.

Adjournments and Postponements

        Although it is not currently expected, the special meeting may be adjourned or postponed, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the special meeting to approve the proposal to approve the merger agreement or if a quorum is not present at the special meeting. Other than an announcement to be made at the special meeting of the time, date and place of an adjourned meeting, an adjournment generally may be made without notice. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow the shareholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.

Questions and Additional Information

        If a FAB shareholder has questions about the merger or the process for voting or if additional copies of this document or a replacement proxy card are needed, please contact Michael Kowalski, FAB's Chairman, President and Chief Executive Officer, at (972) 701-1100.

THE MERGER
(PROPOSAL ONE)

        The following information describes the material aspects of the merger agreement and the merger. This description does not purport to be complete and is qualified in its entirety by reference to the appendices to this proxy statement/prospectus, including the merger agreement which is attached as Appendix A. You should carefully read the appendices in their entirety.

 Structure of the Merger

        Pursuant to the terms and conditions set forth in the merger agreement, FAB will be acquired by Pacific Premier in a two step transaction whereby FAB will ultimately merge with and into the Bank, with the Bank as the surviving institution. The first step of the transaction consists of the subsidiary merger, in which the Merger Subsidiary, a newly formed and wholly owned subsidiary of the Bank, will merge with and into FAB, with FAB as the surviving entity. The subsidiary merger will occur in accordance with the terms and conditions of the merger agreement and a related Agreement and Plan of Merger, the form of which is included as Annex B to the merger agreement that is attached to this proxy statement/prospectus. Following the subsidiary merger, FAB will be a subsidiary of Pacific Premier for a moment in time before the second step of the transaction is completed. The second step of the transaction consists of the bank merger, in which FAB will merge with and liquidate into the Bank, with the Bank as the surviving institution. The bank merger will occur in accordance with the terms and conditions of the merger agreement and a related Agreement and Plan of Merger and Liquidation, the form of which is included as Annex C to the merger agreement that is attached to this proxy statement prospectus. Following consummation of the merger, Pacific Premier intends to operate the business acquired from FAB as a separate division of the Bank.

        Following the consummation of the merger, the Bank's articles of incorporation, as amended, and the amended and restated bylaws, as amended, as in effect immediately prior to the merger will continue as the articles of incorporation and the bylaws of the Bank. The directors and executive officers of the Bank immediately prior to the merger will continue as the directors and executive officers of the Bank after the merger, in each case until their respective successors are duly elected or appointed and qualified. In addition, on the closing date of the merger, one specified current director of FAB will be appointed to the boards of directors of Pacific Premier and the Bank. For information about the appointment of a FAB director to the boards of directors of Pacific Premier and the Bank, see "—Interests of Certain FAB Officers and Directors in the Merger" beginning on page 62.

Background of the Merger

        As the historically low interest rate environment continued into 2012, the FAB board of directors began considering alternatives to FAB's strategic plan. FAB's investment securities portfolio has historically generated a substantial portion of its income. The FAB board of directors recognized that if the current low interest rate environment continued, as FAB's higher yielding investment securities matured, FAB would be replacing them with lower yielding investment securities, which would significantly reduce FAB's net income. Additionally, FAB's board considered the potential decline in the value of FAB's investment portfolio if FAB made significant investments in fixed-rate securities during this low interest rate environment in the event that rates were to subsequently increase in the future.

        In light of the foregoing, the FAB board of directors determined to explore the possibility of a transaction with a strategic merger partner as a way to enhance the performance of its business. To assist with this process, FAB engaged SAMCO, an independent investment banking firm, in June 2012. From June through early September 2012, SAMCO established contact with over 50 potential transaction partners and held preliminary discussions with 33 parties. Ten potential partners entered into confidentiality agreements with FAB and were provided access to FAB's confidential information, including Pacific Premier.

        In late August 2012, the senior management of FAB and Pacific Premier met in Dallas to begin discussions regarding a potential transaction. Following Pacific Premier's completion of its initial due diligence review of FAB, in early September 2012, Pacific Premier delivered a letter of intent providing for the acquisition of FAB by Pacific Premier. During the same period, SAMCO held meetings or conference calls with four other interested parties.

        From September 6, 2012 to September 11, 2012, the management of FAB and Pacific Premier negotiated the terms of a letter of intent, which resulted in the parties executing a letter of intent on September 11, 2012. The letter of intent included a covenant that FAB agreed to work exclusively with Pacific Premier until September 30, 2012 to enter into a definitive agreement that would provide for the acquisition of FAB. On September 12, 2012, FAB received a letter of intent from one of the four other interested parties.

        Following the execution by FAB and Pacific Premier of the letter of intent, Pacific Premier conducted additional due diligence regarding FAB's financial condition and business operations and FAB and SAMCO conducted onsite due diligence of Pacific Premier and the Bank. On September 19, 2012, Patton Boggs LLP, legal counsel to Pacific Premier, delivered an initial draft of the merger agreement and related documents to FAB and its legal counsel, Haynie Rake & Repass, P.C. Over the next several weeks, FAB, Pacific Premier and their respective advisors continued negotiations regarding the terms and conditions of the draft merger agreement.

        In early October 2012, following the September 30, 2012 expiration of the exclusivity period set forth in the Pacific Premier letter of intent, SAMCO held additional discussions with the other interested party that previously delivered a letter of intent. Following these discussions, the FAB board of directors, with the advice of SAMCO, concluded that the terms of the transaction with Pacific Premier were superior to the proposal made by the other interested party.

        On October 11, 2012, the FAB board of directors met with SAMCO and its legal counsel to review the merger agreement. At the FAB board meeting, SAMCO presented its financial analysis of the proposed acquisition by Pacific Premier and its opinion, which was subsequently confirmed in writing, that the terms of the proposed acquisition by Pacific Premier were fair, from a financial point of view, to the shareholders of FAB. FAB's legal counsel conducted a review and discussion of the terms of the merger agreement. Following these presentations and an extensive discussion amongst the board members, the FAB board of directors unanimously approved the merger agreement. For more information on the fairness opinion from SAMCO, see "—Opinion of FAB's Financial Advisor" beginning on page 42 and Appendix B to this proxy statement/prospectus, in which the full text of the fairness opinion is attached.

        On October 15, 2012, Pacific Premier's and the Bank's boards of directors held a special meeting at which management, D.A. Davidson & Co., or D.A. Davidson, an independent investment banking firm and Pacific Premier's financial advisor, and Patton Boggs LLP were represented. Management, with the assistance of its financial advisor and legal counsel, reviewed in detail the terms of the merger agreement and the structure of the merger. D.A. Davidson presented its financial analysis of the merger and rendered its oral opinion, which was subsequently confirmed in writing, that as of such date, the merger was fair, from a financial point of view, to the shareholders of Pacific Premier. Based upon the boards of directors' review and discussion of the merger agreement and the presentation and fairness opinion from D.A. Davidson, the boards of directors of Pacific Premier and the Bank unanimously approved the merger agreement.

        After the closing of the financial markets on October 15, 2012, the merger agreement was executed by executive officers of Pacific Premier, the Bank and FAB, and Pacific Premier and FAB

issued a joint press release announcing the execution of the merger agreement and the terms of the proposed merger.

FAB's Reasons for the Merger

        In reaching its conclusion to proceed with the merger and recommend adoption of the merger agreement to its shareholders, FAB's board of directors considered information and advice from its financial advisor and its legal counsel. All material factors considered by the FAB board of directors have been disclosed herein. In approving the merger agreement, the board of directors of FAB considered a number of factors including the following, without assigning any specific or relative weights to the factors:

  •
  the belief that the terms of the merger are fair to and in the best interest of the FAB shareholders;

  •
  the financial terms of the merger, including the relationship of the merger consideration to the book value of FAB common stock and the earnings of FAB;

  •
  the structure of the merger consideration, with approximately 75% of the merger consideration payable in cash and approximately 25% payable in shares of Pacific Premier common stock;

  •
  the value of Pacific Premier common stock, including the liquidity of Pacific Premier common stock given its listing on the NASDAQ Stock Market and the current and historical financial condition and earnings of Pacific Premier;

  •
  the opinion rendered by SAMCO to the FAB board of directors that the consideration to be received was fair, from a financial point of view, to the shareholders of FAB;

  •
  the belief that maintaining independent ownership was not an attractive alternative given that the reinvestment of funds from FAB's investment securities as they mature and the investment of funds from deposit growth in new investment securities would be at lower yields than FAB has been able to historically achieve would negatively affect FAB's net interest margin and, ultimately, FAB's earnings;

  •
  Pacific Premier's agreement to absorb certain transaction-related expenses, including those relating to terminating data processing contracts, advisory fees, including the fee payable to SAMCO, and payments to FAB executive officers and FAB board members for non-competition and non-solicitation covenants of up to $3.9 million before reducing the cash portion of the merger consideration for the payment of such expenses;

  •
  the current and prospective economic, regulatory and competitive environment facing the financial services industry generally, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on relatively smaller financial institutions such as FAB;

  •
  the FAB board of directors' review, with its legal and financial advisors, of the preliminary discussions that SAMCO had with 33 other interested parties, and the fact that only one party other than Pacific Premier made a written proposal in the form of a letter of intent, which the FAB board of directors determined to be an inferior proposal due to the uncertainty of the value of the consideration, timing of the transaction and likelihood of success associated with such other alternative proposal;

  •
  the ability of Pacific Premier's management team to successfully integrate and operate the business of the combined company after the merger; and

  •
  the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals.

        The FAB board of directors also considered the potential adverse consequences of the proposed merger including:

  •
  the interests of FAB's officers and directors with respect to the merger apart from their interests as holders of FAB common stock, and the risk that these interests might influence their decision with respect to the merger;

  •
  the merger agreement limiting FAB's ability to pursue other merger opportunities;

  •
  the loss of autonomy associated with being an independent financial institution;

  •
  the potential reaction of FAB's customers to Pacific Premier and the Bank;

  •
  the possibility that the merger and the related integration process could disrupt FAB's on-going business and in the loss of customers;

  •
  the fact that FAB's officers and employees will have to focus extensively on actions required to complete the merger, which will divert their attention from FAB's business, and that FAB will incur substantial transaction costs even if the merger is not consummated; and

  •
  that while the merger is pending, FAB will be subject to restrictions on how it conducts business that could delay or prevent FAB from pursuing business opportunities or preclude it from taking actions that would be advisable if it was to remain independent.

        Based on the reasons stated, FAB's board of directors believes that the merger is in the best interest of FAB and its shareholders and unanimously recommends that the FAB shareholders vote "FOR" approval of the merger agreement.

Pacific Premier's Reasons for the Merger

        As part of Pacific Premier's business strategy, it evaluates opportunities to acquire bank holding companies, banks and other financial institutions. The acquisition of FAB is consistent with this strategy. Pacific Premier and the Bank entered into the merger agreement with FAB because, among other things, Pacific Premier believes that the acquisition of FAB will:

  •
  generate additional revenue by leveraging FAB's deposit funding model and the Bank's commercial banking business model. Since FAB started business in 2007, it has generated most of its operating revenue from its investment securities portfolio. Over time, the merger will allow Pacific Premier to redeploy funds currently invested by FAB in lower yielding investment securities to higher yielding loans generated from Pacific Premier's banking platform, which is expected to increase Pacific Premier's net income and augment the combined company's net interest margin;

  •
  create synergies between FAB's deposit funding model and Pacific Premier Bank's commercial banking business model, as FAB's HOA customer base will provide a valuable source of long-term core deposits that will support the growth of the Bank's commercial lending activities. At September 30, 2012, FAB's loans to deposit ratio was 6.2% and included no delinquent loans or nonperforming assets. At the same quarter end, Pacific Premier's loans to deposit ratio had grown to 96.5% due to strong net loan portfolio growth of $64.1 million, or 32% annualized. As of September 30, 2012, the loan to deposit ratio on a combined pro forma basis would have been 73.5%, which illustrates how the merger would enable the Bank to grow its loan portfolio while keeping its loan to deposit ratio at a more moderate level;

  •
  improve and strengthen the Bank's existing deposit base by lowering its costs of deposits and providing the Bank with a new platform to accelerate future core deposit growth. If the merger had occurred as of September 30, 2012, it would have added 26.7% in noninterest bearing deposits and increased the portion of non-certificates of deposit at the Bank from 53.3% to a combined pro forma proportion of 63.4% of total deposits. The merger is also expected to improve the Bank's cost of funds by combing FAB's deposits at a cost of 0.23% during the third quarter of 2012 with Pacific Premier's deposits, which had a cost of 0.64% over the same period;

  •
  allow Pacific Premier to utilize a portion of its capital base into a compelling investment that is efficient and profitable. For the quarter ended September 30, 2012, FAB's efficiency ratio was 52.4%. Since inception in 2007, FAB has reported 21 consecutive quarters of profitability and no loan charge-offs; and

  •
  enable FAB to develop and deliver additional technological solutions to further benefit existing and future HOA management company clients and expand their business due to Pacific Premier's financial strength, operational scale and capital resources.

Opinion of FAB's Financial Advisor

        By letter dated June 22, 2012, FAB retained SAMCO to act as its financial adviser in connection with a possible sale of FAB. Further, by letter dated October 9, 2012, FAB retained SAMCO to provide its opinion as to the fairness, from a financial point of view, of the merger consideration to be received by the shareholders of FAB. SAMCO is regularly engaged to provide investment banking services to financial institutions and in the valuation of financial institutions and their securities in connection with mergers and acquisitions, competitive biddings and valuations for estate, corporate and other purposes. Based on SAMCO's reputation and qualifications in evaluating financial institutions, FAB's board of directors requested that SAMCO render advice and analysis in connection with a possible sale transaction, and to provide an opinion with regard to the fairness, from the perspective of the FAB shareholders, of the financial terms of any proposed transaction. SAMCO was requested by FAB to, and did, solicit third party offers to acquire FAB. SAMCO does not, and its officers, directors and shareholders do not, own any shares of stock of FAB or Pacific Premier.

        Pursuant to the terms of the merger agreement, FAB's common stock will be converted into the right to receive the merger consideration upon completion of the merger. The merger consideration consists of cash in the aggregate amount of $37,622,601, subject to certain adjustments, plus approximately 1,279,228 shares of Pacific Premier common stock based on the exchange ratio of 0.646. In addition, Pacific Premier will pay an aggregate lump sum cash consideration of $3,487,670 to the holders of FAB stock options and FAB warrants upon consummation of the merger. SAMCO calculated the aggregate deal consideration to be approximately $53,651,139 (net of approximately $3,900,000 of FAB's deal expenses which are to be paid by Pacific Premier), which yielded the following transaction multiples based on FAB's September 30, 2012 financial results:

Deal Consideration/Tangible Book Value (x)	1.17
Deal Consideration/LTM Earnings(1) (x)	17.25
Deal Consideration/Deposits (%)	17.56
Deal Consideration/Assets (%)	15.06
Tangible Book Premium/Deposits (%)	2.55

(1)
Calculated using earnings for the last twelve month, or LTM, period ending September 30, 2012 and adjusted using a 34% tax rate due to FAB's status as a subchapter-S corporation for federal income tax purposes.

        At the October 11, 2012 meeting at which FAB's board of directors considered and approved the merger agreement, SAMCO delivered to the FAB board of directors its oral and written opinion, that, as of such date, the merger consideration was fair to the holders of FAB's common stock from a financial point of view. The full text of SAMCO's opinion is attached as Appendix B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by SAMCO in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. FAB shareholders are advised to read the entire opinion carefully in connection with their consideration of the proposed merger.

        SAMCO's opinion speaks only as of the date of the opinion. The opinion was directed to FAB's board of directors and is directed only to the fairness of the merger consideration to FAB's shareholders from a financial point of view. It does not address the underlying business decision of FAB to engage in the merger or any other aspect of the merger and is not a recommendation to any FAB shareholder as to how such shareholder should vote at the special meeting with respect to the merger agreement or any other matter.

        In connection with rendering its October 11, 2012 opinion, SAMCO reviewed and considered, among other things:

  •
  drafts of the merger agreement and related documents provided to SAMCO on October 11, 2012;

  •
  certain financial terms of the merger and compared certain of those terms with publicly available financial terms of certain transactions that SAMCO deemed relevant;

  •
  certain publicly available financial, operating and business information relating to FAB and Pacific Premier;

  •
  certain other financial, operating and business information relating to FAB and Pacific Premier provided by their respective management;

  •
  certain financial and market data for Pacific Premier and Pacific Premier's common stock and compared that data with similar data for companies and publicly-traded securities that SAMCO deemed relevant; and

  •
  other financial, economic and market information, analyses and examinations as SAMCO deemed relevant.

        SAMCO also discussed with certain members of senior management of FAB the business, financial condition, results of operations and prospects of FAB and held similar discussions with the senior management of Pacific Premier regarding the business, financial condition, results of operations and prospects of Pacific Premier.

        In conducting its review and arriving at its opinion, SAMCO relied upon and assumed the accuracy and completeness of the financial and other information provided to it or that was publicly available, and did not attempt to independently verify the same. SAMCO did not make or obtain any evaluations or appraisals of properties of FAB or Pacific Premier, nor did it examine any individual loan credit files of FAB or Pacific Premier. For purposes of the opinion, SAMCO assumed that the merger will have the tax, accounting and legal effects described in this proxy statement/prospectus. SAMCO's opinion is limited to the fairness, from a financial point of view, of the merger consideration as provided in the merger agreement.

        In preparing its opinion for FAB's board of directors, SAMCO performed a variety of analyses, and the material analyses performed by SAMCO for its opinion are described below. The summary of SAMCO's analyses is not a complete description of the analyses underlying SAMCO's opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither SAMCO's opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. SAMCO arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, SAMCO believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

        In performing its analyses, SAMCO considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company or business used in SAMCO's analyses for comparative purposes is identical to FAB or Pacific Premier, and no other merger or reorganization is identical to the proposed merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, SAMCO did not make separate or quantifiable judgments regarding individual analyses. The implied value reference ranges indicated by SAMCO's analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of FAB, Pacific Premier and SAMCO. Much of the information used in, and accordingly the results of, SAMCO's analyses are inherently subject to substantial uncertainty.

        The following is a summary of the material financial analyses performed in connection with SAMCO's opinion rendered to FAB's board of directors on October 11, 2012. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of SAMCO's analyses.

        SAMCO evaluated the fairness, from a financial point of view, of the merger consideration to be received by the holders of FAB common stock in connection with the merger, by comparing implied value reference ranges for the enterprise value of FAB indicated by its financial analyses to the implied value of FAB indicated by the merger consideration. In addition, SAMCO compared the valuation ratios from certain transactions and publicly traded financial institutions to the valuation ratios indicated by the deal consideration. For purposes of its analyses and opinion, SAMCO, with FAB's agreement, assumed that the value of a share of Pacific Premier common stock would be calculated using the average closing price for the five trading days ending October 10, 2012, the last trading day before the day on which SAMCO rendered its oral and written opinion to FAB's board of directors.

        In connection with rendering its opinion, SAMCO relied primarily on two broad methods of the Market/Transaction approach, which is based on the principle of substitution, making the assumption that similar opportunities would in fact yield a similar value, and utilization of information gathered from either public or private data of companies similar to the subject company being valued to assist in determining the value of the subject company.

        Market/Transaction approach.    The Market/Transaction approach is comprised of two primary methods; the completed transactions method, or CTM, and the guideline company method, or GCM. The Market/Transaction Approach, employing either the CTM or GCM, can help provide a useful benchmark for determining an indication of value. Comparisons are then made of balance sheet and income statement structure, performance ratios, and most importantly market ratios, in this case: Price to Tangible Book Value, Price to Earnings, Price to Deposits, Price to Assets and Tangible Book Premium to Deposits.

        Completed Transactions Method.    The CTM utilizes completed sales transactions of similar companies which yield a marketable, control value of the subject company. In utilizing the CTM, SAMCO included announced and pending transactions and reviewed certain acquisitions of commercial banks in the U.S. with total assets between $200 million and $700 million, last twelve months return on average assets, or LTM ROAA, greater than 0.00% and non-performing assets, or NPAs, of less than 2.00% of total assets. As illustrated in the following table, SAMCO compared the median pricing ratios from the group of comparable transactions to the transaction multiples.

Comparable Transactions	Median Ratio	Transaction Multiple
Price/Tangible Book (x)	1.31	1.17
Price/Earnings (x)	17.73	17.25
Price/Deposits (%)	14.26	17.56
Price/Assets (%)	11.30	15.06
Tangible Book Premium/Deposits (%)	3.57	2.55

        As illustrated in the preceding table, the Price/Tangible Book, Price/Earnings and Tangible Book Premium/Deposits ratios from the merger are slightly lower than the comparable median ratios from the CTM. However, the Price/Deposits and Price/Assets ratios from the merger compare favorably with the comparable median ratios from the CTM.

        Guideline Company Method.    The GCM approach analyzes the prices at which stocks and corresponding pricing multiples of similar companies were trading in the open market as of the open market. This approach generates a minority, marketable value when applied to the Company due to the fact that the relevant multiples derived from the GCM are from freely traded shares owned by non-controlling interests. SAMCO adjusted the GCM ratios to better compare them to the CTM ratios. For its analysis, SAMCO reviewed two sets of data on publicly-traded financial institutions. The first group of guideline companies, which are listed in the table below, was defined to include public U.S. financial institutions with total assets between $200 and $700 million, with LTM ROAA greater than 0.00% and NPA's less than 2.00% of total assets.

Avidbank Holdings, Inc.	CA	AVBH
Bank of South Carolina Corporation	SC	BKSC
Citizens National Bancorp	CT	CTZR
Commerce West Bank, N.A.	CA	CWBK
Commercial National Financial Corporation	PA	CNAF
Consumers Bancorp, Inc.	OH	CBKM
FC Banc Corp.	OH	FCBZ
Glen Burnie Bancorp	MD	GLBZ
Greater Hudson Bank, National Association	NY	GHDS
Jacksonville Bancorp, Inc.	IL	JXSB
Little Bank, Inc.	NC	LTLB
Luzerne National Bank Corporation	PA	LUZR
Mauch Chunk Trust Financial Corp.	PA	MCHT
Mifflinburg Bank &Trust Company	PA	MIFF
New Tripoli Bancorp, Inc.	PA	NTBP
Oconee Federal Financial Corp. (MHC)	SC	OFED
Somerset Hills Bancorp	NJ	SOMH
West Milton Bancorp, Inc.	PAJ	WMBC
Woodlands Financial Services Company	PA	WDFN

        As illustrated in the following table, SAMCO compared the median pricing ratios from the publicly-traded guideline companies (adjusted to include a control premium) to the transaction multiples.

Guideline Companies #1	Median Ratio	Transaction Multiple
Price/Tangible Book (x)	1.26	1.17
Price/Earnings (x)	22.38	17.25
Price/Deposits (%)	15.36	17.56
Price/Assets (%)	13.10	15.06
Tangible Book Premium/Deposits (%)	0.15	2.55

        As illustrated in the preceding table, the Price/Tangible Book and Price/Earnings ratios from the merger are below the comparable median ratios from the first group of guideline companies. However, the Price/Deposits, Price/Assets and Tangible Book Premium/Deposits ratios from the merger compare favorably with the comparable median ratios from the first group of guideline companies.

        The second group of guideline companies, which are listed in the table below, was defined to include public U.S. financial institutions with total assets less than $1 billion, with aggregate cash and securities comprising more than 60% of total assets, LTM ROAA greater than 0.75% and NPA's less than 2.00% of total assets.

Apollo Bancorp, Inc.	PA	APLO
Bank of Utica	NY	BKUT
Berkshire Bancorp Inc.	NY	BERK
Citizens National Bancorp	CT	CTZR
First Bank of Ohio	OH	FBOO
First West Virginia Bancorp, Inc.	WV	FWV
IFB Holdings, Inc.	MO	IFBH
River Valley Community Bank	CA	RVVY
San Diego Trust Bank	CA	SDBK
Scottdale Bank & Trust Company	PA	SDLJ

        As illustrated in the following table, SAMCO compared the median pricing ratios from the publicly-traded guideline companies (adjusted to include a control premium) to the transaction multiples.

Guideline Companies #1	Median Ratio	Transaction Multiple
Price/Tangible Book (x)	0.90	1.17
Price/Earnings (x)	18.61	17.25
Price/Deposits (%)	17.95	17.56
Price/Assets (%)	13.11	15.06
Tangible Book Premium/Deposits (%)	-3.39	2.55

        As illustrated in the preceding table, the Price/Earnings and Price/Deposits ratios from the merger are below the comparable median ratios from the second group of guideline companies. However, the Price/Tangible Book, Price/Assets and Tangible Book Premium/Deposits ratios from the merger compare favorably with the comparable median ratios from the second group of guideline companies.

        FAB Discounted Cash Flow Analysis.    In addition to the CTM and GCM analyses discussed above, SAMCO also conducted an analysis to estimate the net present value of FAB through September 30, 2017. After participating in discussions with FAB's management, SAMCO made certain assumptions as to the future growth and performance of FAB. Among other things, SAMCO analyzed the cash flow projections on FAB's current securities portfolio and utilized certain reinvestment assumptions provided by FAB management. Further, SAMCO incorporated certain growth assumptions provided by FAB management, and calculated a net present value of FAB's forecasted earnings using a 12% discount rate. Further, SAMCO calculated a terminal value for FAB by converting projected 2017 earnings into perpetuity using a long-term growth rate of 9%. Adding the present value of FAB's forecasted earnings stream to the present value of the terminal value yielded a total present value for FAB of $30.4 million, which is substantially less than the merger consideration.

        Comparable Company Analysis.    In addition to the guideline company comparisons for FAB described in the preceding section, SAMCO also used publicly available information to compare selected financial and market information for Pacific Premier. Specifically, SAMCO created a group of comparable companies consisting of 18 publicly-traded financial institutions headquartered in California with total assets between $500 million and $10 billion and compared them to Pacific Premier:

1st Enterprise Bank	Los Angeles	CA
American River Bankshares	Rancho Cordova	CA
Bank of Marin Bancorp	Novato	CA
BBCN Bancorp, Inc.	Los Angeles	CA
California Republic Bancorp	Newport Beach	CA
Central Valley Community Bancorp	Fresno	CA
CVB Financial Corp.	Ontario	CA
Exchange Bank	Santa Rosa	CA
Farmers & Merchants Bank of Long Beach	Long Beach	CA
Hanmi Financial Corporation	Los Angeles	CA
Oak Valley Bancorp	Oakdale	CA
PacWest Bancorp	Los Angeles	CA
Preferred Bank	Los Angeles	CA
Premier Valley Bank	Fresno	CA
Sierra Bancorp	Porterville	CA
United Security Bancshares	Fresno	CA
Westamerica Bancorporation	San Rafael	CA
Wilshire Bancorp, Inc.	Los Angeles	CA

September 30, 2012	Pacific Premier	Median
Total Assets ($000's)	1,089,336	1,459,665
LTM ROAA (%)	1.45	1.06
LTM ROAE (%)	16.00	9.11
LTM Net Interest Margin (%)	4.56	4.16
Efficiency Ratio (%)	59.56	57.45
Tangible Assets/Tangible Equity (%)	8.94	10.88
Risk-based Capital Ratio (%)	11.94	16.48
Reserves/Gross Loans (%)	0.89	2.10
NPA's/Total Assets (%)	NA	2.25
Price/Tangible Book (%)	121.01	113.71
Price/LTM EPS (x)	8.36	13.82
Tangible Book Premium/Deposits (%)	2.28	1.44
Market Cap ($ millions)	117.60	170.76

        In addition, SAMCO compared the trading history and price change of Pacific Premier to certain selected stock indices over the 1-year, 3-year and 5-year periods ending September 30, 2012:

	1-Year Performance (%)	3-Year Performance (%)	5-Year Performance (%)
Pacific Premier	61.69	112.00	(10.84)
KBW Bank Index	40.29	10.55	(54.22)
S&P Bank Index	44.44	33.31	(55.44)
S&P 500	27.33	39.89	(6.88)

        SAMCO is acting as financial advisor to FAB in connection with the proposed merger and will receive fees for its services, a substantial portion of which is due upon closing of the merger. Pursuant to the terms of its engagement letter with FAB, SAMCO will receive (i) upon consummation of the merger, an amount equal to 1.0% of the aggregate merger consideration, plus consideration paid regarding outstanding or cashed out options, warrants or rights to purchase shares as of the date of the merger agreement, plus the value of the contingent payments to be received, including payments to executive personnel, plus any extraordinary dividends or distributions paid on or prior to the merger's closing and (ii), upon delivering the opinion, a $10,000 fee for providing the fairness opinion, plus an additional $15,000 upon closing of the merger. In addition, FAB has agreed to indemnify SAMCO against certain liabilities and expenses arising out of or incurred in connection with its engagement. In the ordinary course of its business as a broker-dealer, SAMCO may purchase securities from and sell securities to FAB and Pacific Premier and their affiliates. The terms of FAB's engagement letter also provide for a confidentiality obligation of SAMCO with respect to FAB's information. In addition, SAMCO entered into a confidentiality agreement with Pacific Premier to maintain the confidentiality of Pacific Premier's information.

        As of the date of this proxy statement/prospectus, FAB has paid $10,000 in fees to SAMCO in connection with the merger. FAB estimates that the remaining fee payable to SAMCO in connection with the merger will be approximately $591,500, which assumes aggregate merger consideration of $52.3 million is paid to FAB shareholders, an aggregate of $3.5 million is paid to holders of FAB stock options and FAB warrants and an aggregate of $2.25 million is paid to officers and directors of FAB in consideration for their respective non-compete and non-solicitation covenants with Pacific Premier in connection with the merger. During the past three years, FAB has paid SAMCO $2,500 for valuation services unrelated to the merger transaction. Pacific Premier has not previously paid any fees to SAMCO for any services.

        In the ordinary course of its business as a broker dealer, SAMCO may purchase investment securities issued by third parties and sell such securities to other institutions, including FAB, Pacific Premier or their respective affiliates. SAMCO has not purchased and does not own any securities issued by FAB, Pacific Premier or their respective affiliates.

        Conclusion.    Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, SAMCO determined that the merger consideration is fair from a financial point of view to FAB's shareholders. Each shareholder is encouraged to read SAMCO's fairness opinion in its entirety. The full text of this fairness opinion is included as Appendix B to this proxy statement/prospectus.

The Merger Consideration

        General.    At the effective time of the merger, each share of FAB common stock outstanding immediately before the effective time of the merger, except as provided below, will, by virtue of the merger and without any action on the part of a FAB shareholder, be converted into the right to receive the per share cash consideration and the per share stock consideration, each of which is described below. The aggregate per share cash consideration, together with the aggregate per share stock consideration, is referred to as the merger consideration. The exchange of FAB common stock for the merger consideration will be a taxable transaction for FAB shareholders for U.S. federal income tax purposes. See "—Material Federal Income Tax Consequences" beginning on page 67.

        Per Share Cash Consideration.    As part of the merger consideration, holders of FAB common stock also will be entitled to receive a cash payment in exchange for each share of FAB common stock. The per share cash consideration will be subject to change and will depend on the realized and unrealized gains and losses on FAB's mortgage-related securities portfolio during the period between the date of the merger agreement and the closing of the merger. The per share cash consideration will be calculated upon consummation of the merger by taking the sum of (i) $19.00 and (ii) the amount equal to the quotient of (A) the increase or decrease in the sum of (1) the aggregate realized gains (net of any losses) on the sale of any or all of FAB's mortgage-related securities portfolio that occurs between the date of the merger agreement and the closing date of the merger and (2) the unrealized gains or losses on FAB's mortgage-related securities portfolio through the month-end prior to closing of the merger, that are greater or less than $4,577,406, excluding any subsequent gains realized and included in subclause (1), divided by (B) the number of issued and outstanding shares of FAB common stock. For purposes of this calculation, the amount of the unrealized gains and losses will be determined by the average of the valuations conducted by the following three firms, Morgan Keegan & Co., Inc., FTN Financial and Vining Sparks Community Bank Advisory Group or, if one of such firms is unable or unwilling to perform such a valuation, one or more other firms mutually selected by Pacific Premier and FAB. The calculation of the net unrealized gains will be made in accordance with GAAP, and bank regulatory requirements. For purposes of the formula used to calculate the per share cash consideration in accordance with the merger agreement, the value of the unrealized gains in the FAB mortgage-related securities portfolio as of August 31, 2012 was used, which unrealized gains amounted to $4,577,406. The FAB mortgage-related securities portfolio is comprised of government agency-issued mortgage-backed securities and collateralized mortgage obligations, which securities have an aggregate duration of approximately 2.2 years. As of August 31, 2012, the FAB mortgage-related securities portfolio was valued at $192,199,340, which was comprised of $141,827,765 of government agency-issued mortgage-backed securities and $50,371,575 of government agency-issued collateralized mortgage obligations. As of January 30, 2013, the latest practicable date before the filing of this proxy statement/prospectus, the FAB mortgage-related securities portfolio was valued at approximately $71.0 million, which was comprised of approximately $55.0 million of government agency-issued mortgage-backed securities and approximately $16.0 million of government agency-issued collateralized mortgage obligations.

        To the extent that no adjustment to the cash consideration occurs as a result of unrealized gains or losses on the FAB mortgage-related securities portfolio between the date of the merger agreement and the closing date of the merger or as a result of the transaction-related expenses and assuming that there are 1,980,229 shares of FAB common stock issued and outstanding, the cash portion of the merger consideration would be $37,624,351, or $19.00 for each share of FAB common stock.

        To the extent that there are realized or unrealized gains or losses with respect to FAB's mortgage-related securities portfolio between the signing of the merger agreement and the closing of the merger which exceed or are less than $4,577,406, the cash portion of the merger consideration will be adjusted accordingly. As of December 31, 2012, FAB had unrealized gains of approximately $1,951,232 on its mortgage-related securities portfolio and, as of January 30, 2013, which is the latest practicable date before the filing of this proxy statement/prospectus, FAB had realized gains from the sale of its mortgage-related securities in its portfolio of approximately $2,343,250. Based on these amounts, FAB would have had an aggregate amount of unrealized and realized gains of $4,294,482 which, when applying the formula for calculating the per share cash consideration as provided in the merger agreement, would have resulted in a per share cash consideration of $18.86 for each share of FAB common stock. This calculation of the per share merger consideration assumes no reduction in the cash portion of the merger consideration for transaction-related expenses.

        To illustrate how further changes in the value of FAB's mortgage-related securities portfolio would impact the per share cash consideration, for each $100,000 of realized or unrealized gains on the FAB mortgage-related securities portfolio that occur between the signing of the merger agreement and the closing of the merger, if any, holders of FAB common stock will receive an additional $0.05 per share of FAB common stock. Similarly, for each $100,000 of realized or unrealized losses on the FAB mortgage-related securities portfolio that occur between the signing of the merger agreement and the closing of the merger, if any, the per share cash consideration received by holders of FAB common stock will be reduced by $0.05 per share of FAB common stock.

        In addition, the per share cash consideration is subject to downward adjustment if FAB's aggregate expenses relating to the acquisition exceed $3.9 million, with any excess reducing the per share cash consideration by the quotient of (i) such excess expense amount divided by (ii) the total number of shares of issued and outstanding FAB common stock. Under the terms of the merger agreement, FAB's transaction-related expenses consist of FAB's accounting, legal and advisory fees (including an estimated $601,500 fee payable to SAMCO), termination fees associated with third party vendor contracts and an aggregate of $2.25 million payable to FAB executive officers, FAB board members and a FAB advisory board member for their respective non-compete and non-solicitation covenants. As of January 30, 2013, which is the latest practicable date before the filing of this proxy statement/prospectus, the aggregate amount of transaction-related expenses actually incurred by FAB was approximately $142,000. Although no assurances can be made as to the final amount of FAB's transaction-related expenses as of the closing date of the merger, FAB does not anticipate that its transaction-related expenses will exceed $3.9 million based on currently available information. Because the per share cash consideration is subject to adjustment, you will not know the exact amount of cash you will receive when you vote on the merger agreement. See "Risk Factors" beginning on page 28.

        Per Share Stock Consideration.    As part of the merger consideration, holders of FAB common stock will be entitled to receive Pacific Premier common stock in exchange for their shares of FAB common stock. The exchange ratio for each share of FAB common stock is fixed at 0.646 of a share of Pacific Premier common stock, which is the per share stock consideration. Pacific Premier will not be issuing fractional shares, but FAB shareholders will receive the value of any fractional share interest in cash, as discussed below under "—Fractional Shares." The value implied by the per share stock consideration exchange ratio for one share of FAB common stock on January 30, 2013 was $7.42, based on the closing price per share of Pacific Premier common stock on that date, which was the last practicable trading-day before the filing of this proxy statement/prospectus. Because the exchange ratio for the stock portion of the merger consideration is fixed, the implied value will fluctuate based on the market price of Pacific Premier common stock and such value at the time of the closing of the merger will not be known at the time you vote on the merger agreement. Pacific Premier common stock is listed on the Nasdaq Global Market under the symbol "PPBI." You should obtain current market quotations for Pacific Premier common stock. FAB's common stock is not listed or traded on any established securities exchange or quotation system.

        Upon completion of the merger, and based on 1,980,229 shares of FAB common stock outstanding as of the date of this proxy statement/prospectus, FAB shareholders are expected to receive 1,279,228 shares of Pacific Premier common stock. Following the completion of the merger, and based on 14,156,648 shares of Pacific Premier common stock outstanding as of January 30, 2013, the former FAB shareholders will own approximately 8.3% of the outstanding shares of Pacific Premier common stock and the current shareholders of Pacific Premier will own the remaining approximately 91.7% of the outstanding shares of common stock.

        Shares of FAB common stock held by FAB shareholders who have elected to exercise their dissenters' rights will not be converted into the right to receive the merger consideration upon consummation of the merger. The dissenters' rights available to FAB shareholders are described more fully in this proxy statement/prospectus under "—Dissenters' Rights" beginning on page 71.

Merger Consideration Example

        As discussed above, the merger consideration to be received by FAB shareholders will be subject to change and likely fluctuate prior to closing based on the amount of realized and unrealized gains, if any, on securities in FAB's mortgage-related securities portfolio, as well as the future market value of Pacific Premier common stock. Assuming for illustrative purposes only that the merger closed on January 30, 2013, FAB realizing gains on the sale of securities in its mortgage-related securities portfolio of $2,343,250 as of that date and the value of the unrealized gains of the securities remaining in FAB's mortgage-related securities portfolio as of December 31, 2012, the month end prior to the assumed closing date, of approximately $1,951,232, the aggregate realized and unrealized gains on the FAB mortgage-related securities portfolio for purposes of calculating the per share cash consideration would be approximately $4,294,482. Based on these unrealized and realized gains on FAB's mortgage-related securities and assuming no reduction in the per share cash consideration for transaction-related expenses, the amount of the per share cash consideration would have been $18.86 for each share of FAB common stock.

        To illustrate the calculation of the per share cash consideration based on the amounts of unrealized and realized gains in the FAB mortgage-related securities portfolio described above, the following formulaic example is provided:

$18.86 (per share cash consideration) = $19.00 +	($2,343,250 (realized gains) + $1,951,232 (unrealized gains) - $4,577,406 (base amount) 1,980,229 (outstanding FAB common stock))

        If the closing stock price of Pacific Premier common stock was $11.49 per share on the closing date, which was the closing price of Pacific Premier's common stock on January 30, 2013, then the implied value for the per share stock consideration on that date would be $7.42 based on the fixed exchange ratio of 0.646 of a share of Pacific Premier common stock for each share of FAB common stock.

        Based on these assumptions, the combined per share merger consideration payable for each share of FAB common stock would be valued at $26.28.

        FAB shareholders should be aware that the above per share amounts are estimates only and are based on the assumptions indicated. There is no assurance that the level of realized gains included in the example achieved, if any, or that the market price of the Pacific Premier common stock will not decrease prior to the closing. Therefore, the actual value of the per share merger consideration that each FAB shareholder will receive in exchange for its FAB common stock may be more, less or the same as this example above.

        Fractional Shares.    No fractional shares of Pacific Premier common stock will be issued, and in lieu thereof, each holder of FAB common stock who would otherwise be entitled to a fractional share interest will receive an amount in cash, without interest, determined by multiplying such fractional interest by $9.80, which amount reflects the average closing price of Pacific Premier common stock for the five (5) trading days prior to signing the merger agreement, rounded to the nearest whole cent. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

 FAB Options and Warrants

        Each outstanding stock option to acquire shares of FAB common stock, or FAB stock option, and each outstanding warrant to purchase shares of FAB common stock, or FAB warrant, that is vested and unexercised immediately prior to consummation of merger will be canceled in exchange for the right to receive a cash payment from Pacific Premier or the Bank. The aggregate cash payment for all of the FAB stock options and FAB warrants is approximately $3.5 million.

        The cash payment for the cancellation of each vested and outstanding FAB stock option and FAB warrant is fixed pursuant to the merger agreement. The amount payable for each FAB stock option and FAB warrant is based on a fixed per share merger consideration of $25.33, less the applicable exercise price for the FAB stock option or FAB warrant, and then adding a tax gross up amount (which is intended to compensate the holders of FAB stock options and FAB warrants for the less favorable income tax treatment afforded to them when compared to shareholders of a Subchapter-"S" corporation, such as FAB). The fixed per share merger consideration of $25.33 reflects an assumed $19.00 per share cash consideration, plus an assumed $6.33 per share stock consideration, which was the value of 0.646 share of Pacific Premier common stock based on the average closing price of Pacific Premier common stock for the five (5) trading days prior to signing the merger agreement. For example, each FAB stock option and FAB warrant with an exercise price of $10.00 per share will entitle the holder to receive $23.23, which amount was calculated by taking the sum of (i) the difference between (A) $25.33 and (B) $10.00 (the exercise price) plus (ii) $7.90 (the calculated tax gross up amount). All of the FAB warrants, which are held by directors of FAB and are exercisable for 64,564 shares of FAB common stock, have an exercise price of $10.00 per share. As of the date of this proxy statement/prospectus, there were 96,000 FAB stock options outstanding, of which 70,000 FAB stock options have an exercise price of $10.00 per share, with the remaining 26,000 FAB stock options having exercise prices of $12.00, $16.00 or $17.00 per share. The officers of FAB hold an aggregate of 80,000 FAB stock options. In addition to the tax gross up payment described above, the cash payment by Pacific Premier in consideration for the cancellation of the FAB stock options and FAB warrants is different than the merger consideration to be paid to FAB shareholders for their FAB common stock, since the payment for each FAB stock option and FAB warrant is fixed and will not be subject to either upward or downward adjustment and is payable in all cash. In contrast, the aggregate value of the merger consideration to be paid to the holders of FAB common stock will vary, depending on the value of the FAB mortgage-related securities portfolio, whether transaction-related expenses exceed $3.9 million and changes in the stock price of Pacific Premier common stock.

        Each holder of an outstanding FAB stock option or FAB warrant must enter into a written acknowledgment with regard to the cancellation of such FAB stock option or FAB warrant, as the case may be, in connection with receiving such holder's cash payment for such FAB stock option or FAB warrant.

Procedures for Exchanging FAB Common Stock Certificates

        At least thirty (30) days prior to the closing of the merger (or such later date mutually agreed to by Pacific Premier and FAB), the exchange agent will mail to each holder of record of shares of FAB common stock who does not exercise dissenters' rights a letter of transmittal advising such holder of the proposed effective date of the merger and instructions for surrendering certificates representing shares of FAB common stock in exchange for the merger consideration payable to them. Upon surrender of a stock certificate of FAB common stock for exchange and cancellation to the exchange agent, together with a duly executed letter of transmittal, the holder of such certificate will be entitled to receive the merger consideration payable to them and the certificate for FAB common stock so surrendered will be canceled. No interest will be paid or accrued on any cash constituting merger consideration. Any portion of the shares of Pacific Premier common stock and cash delivered to the exchange agent by Pacific Premier that remains unclaimed by the shareholders of FAB for six months after the effective time of the merger will be returned to Pacific Premier and any former shareholder of FAB must thereafter look only to Pacific Premier for payment of their pro rata share of such shares of Pacific Premier common stock and cash.

        FAB shareholders should not send in their stock certificates until they receive the letter of transmittal and instructions.

        For those FAB shareholders who surrender their stock certificates and complete the letter of transmittal at least three (3) business days prior to the closing of the merger, Pacific Premier shall use its best efforts to cause the exchange agent to deliver the merger consideration payable to them as a result of the merger at the closing. For those FAB shareholders who surrender their stock certificates and complete the letter of transmittal at any time after three (3) business days prior to the closing of the merger, Pacific Premier shall use its best efforts to cause the exchange agent to promptly deliver the merger consideration payable to them as a result of the merger as soon as practicable, but in no event later than three (3) business days following receipt of their stock certificates and completed letter of transmittal.

        No stock certificates representing fractional shares of Pacific Premier common stock will be issued upon the surrender for exchange of FAB stock certificates. FAB shareholders will receive the value of any fractional share interest in cash, as discussed above under "—The Merger Consideration—Fractional Shares."

        Following completion of the merger, Pacific Premier will deliver to the exchange agent all dividends and other distributions declared by Pacific Premier and payable after the closing of the merger, if any, on shares of Pacific Premier common stock to which FAB shareholders are entitled. FAB shareholders will receive such dividends and other distributions declared by Pacific Premier after the completion of the merger on shares of Pacific Premier common stock due to them as part of the merger consideration only when FAB shareholders have surrendered their FAB stock certificates in accordance with the letter of transmittal. Only then will FAB shareholders be entitled to receive all previously withheld dividends and distributions, if any, without interest. Pacific Premier has never declared or paid dividends on its common stock and does not anticipate declaring or paying any cash dividends in the foreseeable future.

        After completion of the merger, no transfers of FAB common stock issued and outstanding immediately prior to the completion of the merger will be allowed. FAB stock certificates that are presented for transfer after the completion of the merger will be canceled and exchanged for the appropriate merger consideration.

        Pacific Premier will only issue a Pacific Premier stock certificate in a name other than the name in which a surrendered FAB stock certificate is registered if a FAB shareholder presents the exchange agent with all documents required to show and effect the unrecorded transfer of ownership of the shares of FAB common stock formerly represented by such FAB stock certificate, as well as documentation that applicable stock transfer taxes have been paid.

        If a FAB stock certificate has been lost, stolen or destroyed, FAB shareholders may be required to deliver an affidavit and a lost certificate bond as a condition to receiving any merger consideration to which such FAB shareholder may be entitled.

Conditions to the Merger

        Completion of the merger is subject to the satisfaction of certain conditions set forth in the merger agreement, or the waiver of such conditions by the party entitled to do so, at or before the closing date of the merger. Each of the parties' obligation to consummate the merger under the merger agreement is subject to the following conditions:

  •
  the holders of two-thirds of the outstanding shares of FAB common stock must have approved the merger agreement;

  •
  all regulatory approvals required to consummate the merger by any governmental authority must have been obtained and must remain in full force and effect, all statutory waiting periods in respect thereof must have expired, and no required approval may contain any condition, restriction or requirement which Pacific Premier's board of directors reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the merger to such a degree that Pacific Premier would not have entered into the merger agreement had such conditions, restrictions or requirements been known or could reasonably have been known at the date of the merger agreement;

  •
  no statute, rule, regulation, judgment, decree, injunction or other order shall have been enacted, issued, promulgated, enforced or entered which prohibits the consummation of the merger;

  •
  the registration statement of Pacific Premier, of which this document is a part, must have become effective under the Securities Act and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been initiated by the Commission and not withdrawn; and

  •
  the shares of Pacific Premier common stock to be issued in connection with the merger must have been approved for listing on the Nasdaq Global Market (or on any securities exchange on which the Pacific Premier common stock may then be listed).

        In addition to the foregoing conditions, the obligation of Pacific Premier to consummate the merger under the merger agreement is subject to the following conditions, which may be waived by Pacific Premier:

  •
  the representations and warranties of FAB in the merger agreement must be true and correct as of the date of the merger agreement and as of the effective time of the merger, except as to any representation or warranty which specifically relates to an earlier date and other than, in most cases, those failures to be true and correct that have not had or are reasonably likely not to have a material adverse effect (as defined below) on FAB, and Pacific Premier shall have received a certificate signed by the chief executive officer and chief operating officer of FAB to that effect;

  •
  FAB must have performed in all material respects all obligations required to be performed by it at or prior to consummation of the merger, and Pacific Premier shall have received a certificate signed by the chief executive officer and chief financial officer of FAB to that effect;

  •
  dissenting shares shall not represent 10% or more of the outstanding FAB common stock;

  •
  the Depository Services Agreement, dated October 1, 2011, as amended, between FAB and Associa, or the Depository Services Agreement, must be amended in the form attached as Annex E to the merger agreement;

  •
  the employment agreements entered into between the Bank and the key executive officers of FAB shall not have been terminated and shall remain in full force and effect;

  •
  FAB's average total deposits for the period commencing June 1, 2012 and ending on the month-end prior to the closing date of the merger must not be less than $313,360,617.90;

  •
  as of the day of the closing of the merger, FAB shall have Tier 1 capital (as defined by federal banking regulations) of not less than $36,786,292.65; and

  •
  Pacific Premier shall have received such certificates of FAB's officers or others and such other documents to evidence fulfillment of the conditions to its obligations as Pacific Premier may reasonably request.

        In addition to the other conditions set forth above, the obligation of FAB to consummate the merger under the merger agreement is subject to the following conditions, which may be waived by FAB:

  •
  the representations and warranties of Pacific Premier in the merger agreement must be true and correct as of the date of the merger agreement and as of the effective time of the merger, except as to any representation or warranty which specifically relates to an earlier date and except that the representations and warranties of Pacific Premier will be deemed true and correct unless the failure or failures of those representations and warranties to be true and correct has had or is reasonably likely to have a material adverse effect (as defined below) on Pacific Premier, and FAB shall have received a certificate signed by the chief executive officer and chief financial officer of Pacific Premier to that effect;

  •
  Pacific Premier must have performed in all material respects all obligations required to be performed by it at or prior to consummation of the merger, and FAB shall have received a certificate signed by the chief executive officer and chief financial officer of Pacific Premier to that effect; and

  •
  FAB shall have received such certificates of Pacific Premier's officers or others and such other documents to evidence fulfillment of the conditions to its obligations as FAB may reasonably request.

        Under the terms of the merger agreement, a material adverse effect on either Pacific Premier or FAB is defined to mean any effect that, taken individually or together with any other effect, (i) is material and adverse to the financial condition, results of operations or business of Pacific Premier and its subsidiaries taken as a whole or FAB, as the case may be, or (ii) would materially impair the ability of Pacific Premier and its subsidiaries taken as a whole or FAB, as the case may be, to perform their respective obligations under the merger agreement or otherwise materially impede the consummation of the merger. However, under the terms of the merger agreement, none of the following would be deemed to constitute a material adverse effect under subclause (i) above:

  •
  changes in banking, savings institution, and similar laws of general applicability or interpretations of them by governmental authorities;

  •
  changes in GAAP or regulatory accounting requirements applicable to banks, savings institutions or their holding companies generally;

  •
  changes in general economic conditions affecting banks, savings institutions and their holding companies generally; and

  •
  with respect to FAB only, the effects of any action or omission taken with the prior consent of Pacific Premier or as otherwise contemplated by the merger agreement,

provided that the effect of the changes described in the first, second and third bullet points above will not be excluded as a material adverse effect to the extent of a materially disproportionate impact, if any, that they have on Pacific Premier and its subsidiaries as a whole on the one hand, or FAB on the other hand, as measured relative to similarly situated companies in the banking industry.

Bank Regulatory Approvals

        The merger cannot be completed unless the parties receive prior approvals, exemptions or waivers from the Federal Reserve, the CA DFI and the TDB. Pacific Premier and FAB have received the approval or waiver, as applicable, from each of the banking regulators described below required to complete the merger. The approval of any application or notice merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the merger consideration to be received by, or fairness to, FAB shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

        California Department of Financial Institutions; Board of Governors of the Federal Reserve System.    The prior approval of the CA DFI and the Federal Reserve is required under the California Financial Code and the federal Bank Merger Act, respectively, to consummate the merger transaction, which includes the subsidiary merger and, immediately thereafter, the bank merger. In reviewing the merger, the CA DFI and the Federal Reserve will take competitive considerations into account, as well as capital adequacy, quality of management and earnings prospects. The regulators will also take into account the record of performance of the Bank in meeting the credit needs of the communities that it serves and the Bank's regulatory rating under the Community Reinvestment Act, or CRA. The Bank received a "satisfactory" performance rating in its most recent CRA evaluations. FAB is not subject to CRA requirements. In considering the merger, the California Financial Code also requires the CA DFI to consider whether the proposed transaction will be fair, just, and equitable to the bank being acquired and the surviving depository institution.

        Prior to completing the merger, Pacific Premier must receive a waiver of certain application requirements under the BHC Act from the Federal Reserve otherwise applicable to acquisitions of control of banks, such as FAB.

        Texas Department of Banking.    Under the Texas Finance Code, (i) prior approval is required for the subsidiary merger and (ii) prior notice is required in connection with the bank merger. In reviewing the application for the subsidiary merger, the TDB will take capital adequacy considerations into account as well as compliance with the laws of Texas by the parties to the transaction.

        Other Regulatory Approvals.    Neither Pacific Premier nor FAB is aware of any other regulatory approvals that would be required for completion of the merger except as described above. Should any other approvals be required, it is presently contemplated that such approvals would be sought. There can be no assurance, however, that any other approvals, if required, will be obtained.

Business Pending the Merger

        The merger agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending consummation of the merger. These covenants, which are contained in Article IV of the merger agreement included as Appendix A to this proxy statement/prospectus, are briefly described below.

        Pending consummation of the merger, FAB may not, among other things, take the following actions without the prior written consent of Pacific Premier:

  •
  conduct its business other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to preserve its business organization, keep available the present services of its employees and preserve for itself and Pacific Premier the goodwill of the customers of FAB and others with whom business relations exist;

  •
  issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or rights to acquire stock, or permit any additional shares of stock to become subject to grants of employee or director stock options or other rights, except as previously disclosed to Pacific Premier;

  •
  make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares on its capital stock, or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock;

  •
  enter into or amend or renew any employment, consulting, severance, change in control, bonus, salary continuation or similar agreement or arrangement with any director, officer or employee of FAB or grant any salary or wage increase or increase any employee benefit, except for changes that are required by applicable law and as previously disclosed to Pacific Premier;

  •
  hire any person as an employee of FAB or promote any employee, except (i) as previously disclosed to Pacific Premier, (ii) to satisfy contractual obligations existing as of the date of the merger agreement and previously disclosed to Pacific Premier, and (iii) persons hired to fill a vacancy arising after the date of the merger agreement, provided that the person's employment is terminable at the will of FAB and that the person is not subject to or eligible for any severance or similar benefits or payments that would become payable as a result of the merger or its consummation;

  •
  enter into, establish, adopt, amend, or terminate or make any contributions to (except (i) as may be required by applicable law or (ii) as required under the terms of a contract, plan, arrangement or agreement existing as of the date of the merger agreement and previously disclosed to Pacific Premier), any employee benefit plan with respect to any director, officer, or employee of FAB, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder;

  •
  except for sales of certain designated securities previously disclosed to Pacific Premier, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties;

  •
  acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice), including without limitation, by merger or consolidation or by investment in a partnership or joint venture, all or any portion of the assets, business, securities, deposits or properties of any other entity;

  •
  except as previously disclosed to Pacific Premier, make any capital expenditures, other than capital expenditures in the ordinary course of business consistent with past practice not exceeding $10,000 individually or $25,000 in the aggregate;

  •
  amend the FAB amended articles of association, amended bylaws or enter into a plan of consolidation, merger, share exchange, or reorganization with any person, or a letter of intent or agreement in principle with respect thereto;

  •
  implement or adopt any change in its accounting principles, practices or methods other than as may be required by changes in laws or regulations or GAAP;

  •
  except as otherwise permitted under the merger agreement, enter into, cancel, fail to renew, terminate, amend, or modify any material contract or amend or modify in any material respect any of its existing material contracts;

  •
  enter into any settlement or similar agreement with respect to any claims if the settlement, agreement, or action involves payment by FAB of an amount that exceeds $10,000 and/or would impose any material restriction on the business of FAB or create precedent for claims that reasonably are likely to be material to FAB;

  •
  enter into any new material line of business; introduce any material new products or services; change its material banking and operating policies, except as required by applicable law, regulation or policy, or the manner in which its investment securities or loan portfolio is classified or reported; or invest in any mortgage-backed or mortgage-related security that would be considered "high risk" under applicable regulatory guidance; or file any application or enter into any contract with respect to the opening, relocation or closing of, or open, relocate or close, any branch, office, service center or other facility;

  •
  introduce any material new marketing campaigns or any material new sales compensation or incentive programs or arrangements (except if the material terms have been fully disclosed in writing to Pacific Premier prior to the date of the merger agreement);

  •
  enter into derivatives contracts;

  •
  incur any indebtedness for borrowed money (other than certain short-term borrowings) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than with respect to the collection of checks and other negotiable instruments in the ordinary course of business consistent with past practice;

  •
  acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment or, except for certain designated securities previously disclosed to Pacific Premier, dispose of any debt security or equity investment;

  •
  (i) make, renew or modify any loan, loan commitment, letter of credit or other extension of credit, which are collectively referred to as the loans, other than loans made in the ordinary course of business consistent with past practice that are not in excess of $250,000 individually; (ii) take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure the amount set forth in clause (i) above; or (iii) enter into any loan securitization or create any special purpose funding entity;

  •
  make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice);

  •
  make or change any material tax election in respect of taxes relating to FAB, settle or compromise any material tax liability of FAB, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of taxes of relating to FAB, enter into any closing agreement with respect to any material amount of taxes or surrender any right to claim a material tax refund, adopt or change any method of accounting with respect to taxes relating to FAB, file any amended tax return or take any action to terminate FAB's status as an S corporation;

  •
  take any action that would cause the merger agreement or the merger to be subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, or to exempt or make not subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Pacific Premier or its subsidiaries) or any action taken thereby, if that person or action would otherwise have been subject to the restrictive provisions of that law;

  •
  take any action that is intended or is reasonably likely to result in (i) any of the representations and warranties of FAB set forth in the merger agreement being or becoming untrue in any material respect at or prior to the effective time of the merger, (ii) any of the conditions to the merger set forth in the merger agreement not being satisfied, or (iii) a material violation of any provision of the merger agreement, except as may be required by applicable law and regulation; or

  •
  enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

        The merger agreement also provides that pending consummation of the merger, Pacific Premier may not, and will cause each of its subsidiaries not to, take the following actions without the prior written consent of FAB:

  •
  take any action that is intended or is reasonably likely to result in (i) any of the representations and warranties of Pacific Premier set forth in the merger agreement being or becoming untrue in any material respect at or prior to the effective time of the merger, (ii) any of the conditions to the merger set forth in the merger agreement not being satisfied, or (iii) a material violation of any provision of the merger agreement, except as may be required by applicable law and regulation; or

  •
  enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Board of Directors' Covenant to Recommend the Merger Agreement

        Pursuant to the merger agreement, the FAB board of directors is required to recommend that FAB shareholders approve the merger agreement at all times prior to and during the meeting of FAB shareholders at which the merger agreement is to be considered by them. The FAB board of directors may not withdraw, modify or qualify in any manner adverse to Pacific Premier such recommendation or take any other action or make any other public statement in connection with the meeting of its shareholders inconsistent with such recommendation. FAB may not submit to the vote of its shareholders any acquisition proposal other than the merger.

No Solicitation

        The merger agreement provides that FAB will, and will direct and use its reasonable best efforts to cause its affiliates, directors, officers, employees, agents and representatives to, immediately cease any discussions or negotiations with any other parties that have been ongoing with respect to the possibility or consideration of any acquisition proposal and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to any acquisition proposal. For purposes of the merger agreement, "acquisition proposal" is defined to mean any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing from any person relating to any (i) direct or indirect acquisition or purchase of a business that constitutes 10% or more of the total revenues, net income, assets, or deposits of FAB; (ii) direct or indirect acquisition or purchase of any class of equity securities representing 10% or more of the voting power of FAB; (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of FAB; or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving FAB, other than the transactions contemplated by the merger agreement.

        From the date of the merger agreement through the effective time of the merger, FAB will not, and will use reasonable efforts to cause its directors, officers or employees or any other representative retained by it not to, directly or indirectly through another person (i) solicit, initiate, or encourage, including by way of furnishing information or assistance, or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal or offer that constitutes, or is reasonably likely to lead to, any acquisition proposal, (ii) provide any confidential information or data to any person relating to any acquisition proposal, (iii) participate in any discussions or negotiations regarding any acquisition proposal, (iv) waive, terminate, modify, or fail to enforce any provision of any contractual "standstill" or similar obligations of any person other than Pacific Premier or its affiliates, (v) approve or recommend, propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase agreement or share exchange agreement, option agreement or similar agreement related to any acquisition proposal or propose to take any of these actions, or (vi) make or authorize any statement, recommendation, or solicitation in support of any acquisition proposal.

        In addition to these obligations, FAB will promptly, within 24 hours, advise Pacific Premier orally and in writing of its receipt of any acquisition proposal, or any inquiry that could lead to an acquisition proposal, and keep Pacific Premier informed, on a current basis, of the continuing status of the inquiry, including the terms and conditions of the inquiry and any changes to the inquiry, and will contemporaneously provide to Pacific Premier all materials provided to or made available to any third party pursuant to the merger agreement that were not previously provided to Pacific Premier.

        FAB has agreed that any violations of the restrictions set forth in the merger agreement by any representative of FAB will be deemed a breach of the merger agreement by FAB.

        Pacific Premier, the Bank and FAB have agreed that irreparable damage would occur in the event FAB or any of its representatives violated any of the restrictions described above regarding discussions and negotiations with other parties with respect to the possibility or consideration of any acquisition proposal. As such, under the merger agreement, Pacific Premier is entitled to injunctive relief to prevent breaches of these restrictions and to enforce specifically the terms of these restrictions.

Amendment to Depository Services Agreement

        FAB's business primarily consists of providing depository services to HOA and HOA management companies, a majority of whom were sourced through FAB's business relationship with Associa. In October 2011, FAB and Associa entered into a Depository Services Agreement which governs the services to be provided by FAB to Associa and the HOA management companies controlled by Associa and those services to be provided by the Associa HOA management companies to FAB. Pursuant to the terms of the merger agreement, it is a condition to the consummation of the merger that the Bank and Associa enter into an amendment to the Depository Services Agreement that extends the term of the Depository Services Agreement for a period of five (5) years following the merger. A copy of the form of amendment to the Depository Services Agreement to be entered into by the Bank and Associa is attached as Annex E to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A.

Representations and Warranties of the Parties

        Pursuant to the merger agreement, Pacific Premier and FAB made certain customary representations and warranties relating to their respective companies, subsidiaries, businesses and matters related to the merger. For detailed information concerning these representations and warranties, reference is made to Article V of the merger agreement included as Appendix A to this proxy statement/prospectus. Such representations and warranties generally must remain accurate through the completion of the merger, unless the fact or facts that caused a breach of a representation and warranty has not had or is not reasonably likely to have a material adverse effect on the party making the representation and warranty. See "—Conditions to the Merger" beginning on page 53.

        The merger agreement contains representations and warranties that Pacific Premier and FAB made to and solely for the benefit of each other. These representations and warranties are subject to materiality standards which may differ from what may be viewed as material by investors and shareholders, and, in certain cases, were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The assertions embodied in those representations and warranties also are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement. Although neither Pacific Premier nor FAB believes that the disclosure schedules contain information that the federal securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement.

        Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in Pacific Premier's public disclosures.

 Effective Time of the Merger

        Pursuant to the terms and conditions set forth in the merger agreement, FAB will be acquired by Pacific Premier in a two step transaction whereby FAB will ultimately merge with and into the Bank, with the Bank as the surviving institution. The two steps that comprise the merger are the subsidiary merger, which will then immediately be followed by the bank merger.

        The subsidiary merger will become effective upon the acceptance and filing of a certificate of merger with the Secretary of State of the State of Texas and the TDB in accordance with the provisions of the applicable Texas law. The certificate of merger will be filed only after the satisfaction or waiver of all conditions to the merger set forth in the merger agreement on a date mutually selected by Pacific Premier and FAB after such satisfaction or waiver, which is no later than the later of (i) five (5) business days after such satisfaction or waiver or (ii) the first month end following such satisfaction or waiver, or on such other date as Pacific Premier and FAB may mutually agree upon.

        The bank merger will become effective upon the acceptance of the articles of merger to be filed with the CA DFI and the certification and acceptance by the Secretary of State of the State of California in accordance with the provisions of applicable California law.

Amendment of the Merger Agreement

        To the extent permitted under applicable law, the merger agreement may be amended or supplemented at any time by written agreement of the parties whether before or after the approval of the shareholders of FAB, except that after shareholders of FAB have approved the merger agreement, no amendment or supplement which by law requires further approval by the shareholders of FAB may be made without obtaining such approval.

Termination of the Merger Agreement

        The merger agreement may be terminated:

  •
  by the mutual written consent of Pacific Premier, the Bank and FAB;

  •
  if the terminating party is not in material breach of any representation, warranty, covenant, or agreement contained in the merger agreement, by Pacific Premier and the Bank on one hand or FAB on the other hand, in the event of a breach by the other party or parties of any representation, warranty, covenant, or agreement contained in the merger agreement that (i) cannot be or has not been cured within thirty (30) days of the giving of written notice to the breaching party or parties and (ii) would entitle the non-breaching party or parties not to consummate the merger;

  •
  by Pacific Premier and the Bank on one hand or FAB on the other hand, in the event that the merger is not consummated by March 31, 2013, except to the extent that the failure to consummate the merger by March 31, 2013 is due to (i) the failure of the party or parties seeking to terminate to perform or observe its covenants and agreements set forth in the merger agreement, or (ii) the failure of any of the FAB shareholders (if FAB is the party seeking to terminate) to perform or observe their respective covenants under their respective shareholder agreements with Pacific Premier;

  •
  by Pacific Premier and the Bank on one hand or FAB on the other hand, in the event the approval of any governmental authority required for consummation of the merger and the other transactions contemplated by the merger agreement have been denied by final non-appealable action of the governmental authority or an application for approval has been permanently withdrawn at the request of a governmental authority, provided that no party or parties has the right to terminate the merger agreement if the denial is due to the failure of the party or parties seeking to terminate the merger agreement to perform or observe its covenants; and

  •
  by Pacific Premier and the Bank if approval of the merger agreement by FAB shareholders has not been obtained by reason of the failure to obtain the required vote at the special meeting of FAB shareholders or at any adjournment or postponement thereof.

Certain Employee Matters

        The merger agreement contains certain agreements of the parties with respect to various employee matters, which are described below.

        As soon as administratively practicable after the effective time of the merger, Pacific Premier will take all reasonable action so that employees of FAB will be entitled to participate in the Pacific Premier and the Bank employee benefit plans of general applicability to the same extent as similarly-situated employees of Pacific Premier and its subsidiaries, provided that coverage shall be continued under the corresponding benefit plans of FAB until such employees are permitted to participate in the Pacific Premier benefit plans. Pacific Premier and the Bank, however, shall not be under any obligation to make any grants to any former employee of FAB under any discretionary equity compensation plan of Pacific Premier. For purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes, other than for accrual of pension benefits under, the Pacific Premier employee benefit plans, Pacific Premier will recognize years of service with FAB to the same extent as such service was credited for such purpose by FAB, except where such recognition would result in duplication of benefits. Nothing contained in the merger agreement shall limit the ability of Pacific Premier to amend or terminate any FAB benefit plan in accordance with their terms at any time.

        At the time the employees of FAB become eligible to participate in a medical, dental or health plan of Pacific Premier and its subsidiaries, Pacific Premier will cause each such plan to:

  •
  waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Pacific Premier;

  •
  provide full credit under such plans for any deductibles, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation; and

  •
  waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the effective time of the merger to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the effective time of the merger.

        At and following the effective time of the merger, Pacific Premier shall honor and the Bank shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of FAB and current and former directors of FAB existing as of the effective date, as well as all bonus deferred compensation or other existing plans and policies of FAB that were disclosed to Pacific Premier.

Interests of Certain FAB Officers and Directors in the Merger

        When you are considering the recommendation of FAB's board of directors with respect to approving the merger agreement, you should be aware that FAB directors and officers have interests in the merger as individuals that are in addition to, or different from, their interests as shareholders of FAB. The FAB board of directors was aware of these factors and considered them, among other matters, in approving the merger agreement and the merger. These interests are described below.

        Stock Ownership.    The directors and executive officers of FAB and an advisory director of FAB beneficially owned and had the power to vote as of January 30, 2013, a total of 708,255 shares of FAB common stock, representing approximately 36% of the outstanding shares of FAB common stock. See

"Certain Beneficial Ownership of FAB Common Stock" beginning on page 123. All of these shares are expected to be voted in favor of the merger agreement pursuant to the shareholder agreements entered into by each of the executive officers, directors and an advisory director of FAB who own shares of FAB common stock. See "—Shareholder Agreements" beginning on page 70. Each of these persons will receive the same merger consideration for their shares of FAB common stock as the other FAB shareholders.

        Employment Agreements.    In connection with the signing of the merger agreement, the Bank entered into employment agreements with each of Michael Kowalski, Greg Smith and Cathleen Coltrell, which will become effective upon consummation of the merger. Other than matters relating to compensation and benefits, the terms of the employment agreements with each of Messrs. Kowalski and Smith and Ms. Coltrell are substantially similar.

        Each employment agreement provides for "at will" employment for these officers of FAB. Each employment agreement has a term of the earlier to occur of (i) three (3) years, commencing on the closing date of the merger, unless such term is extended, and (ii) the termination of the executive's employment with the Bank. Pursuant to their respective employment agreements, Messrs. Kowalski and Smith and Ms. Coltrell will receive an annual base salary of $250,000, $170,000 and $203,000, respectively. In addition, the executives are eligible for bonuses and entitled to participate in any pension, retirement or other benefit plan or program given to employees and executives of the Bank, to the extent commensurate with their respective duties and responsibilities as fixed by the board of directors of the Bank. Messrs. Kowalski and Smith are entitled to a monthly automobile allowance.

        In the event that an executive's employment with the Bank is terminated by the Bank, other than for cause or death or disability or by the executive due to a breach of the employment agreement or for good reason within two (2) years following a change in control, then the executive will be entitled to receive a lump sum cash severance amount equal to his or her base salary plus his or her incentive bonus for the previous year as in effect immediately prior to the date of termination, less taxes and other required withholdings. In addition, the executive will be entitled to receive for a period ending at the earlier of (i) the first anniversary of the date of termination or (ii) the date of his or her full-time employment by another employer, at no cost to the executive, the continued participation in all group insurance, life insurance, health and accident, disability and other employee benefit plans, programs and arrangements in which the executive was entitled to participate immediately prior to the date of termination, other than any stock option or other stock compensation plans or bonus plans of Pacific Premier or the Bank; provided, however, if the executive's participation in any such plan, program or arrangement is barred, the Bank will arrange to provide the executive with benefits substantially similar to those he or she was entitled to receive under such plans, programs and arrangements.

        In the event that the executive's employment is terminated as a result of disability or death during the term of the employment agreement, the executive, or the executive's estate in the event of death, will receive the executive's existing base salary as in effect as of the date of termination or death, multiplied by one (1) year. If the executive is terminated for cause, then the executive will have no right to compensation or other benefits for any period after the date of termination other than for base salary accrued through the date of termination.

        In addition, the terms of the employment agreements entered into with each of Messrs. Kowalski and Smith and Ms. Coltrell included covenants whereby:

  •
  Mr. Kowalski agreed not to establish, acquire, operate, manage, own, advise, control or in any way participate, be employed by or otherwise engage in the business of a bank, credit union, industrial bank, any other financial institution, bank holding company or savings and loan holding company that accepts deposits or engages in business with HOAs located anywhere in the United States for a period of two (2) years following termination of employment with the Bank;

  •
  Mr. Smith agreed not to perform services similar to or at a higher level to the services he provided to the Bank for, or establish, acquire, manage, own, advise or control, a bank, credit union, industrial bank, any other financial institution, bank holding company or savings and loan holding company that accepts deposits or engages in business with HOAs located anywhere in the United States for a period of two (2) years following termination of employment with the Bank;

  •
  Ms. Coltrell agreed not to perform services similar to or at a higher level to the services she provided to the Bank for, or establish, acquire, manage, own, advise or control, a bank, credit union, industrial bank, any other financial institution, bank holding company or savings and loan holding company that accepts deposits or engages in business with HOAs located anywhere in the United States for a period of one (1) year following termination of employment with the Bank;

  •
  each executive agreed not to solicit any employees of the Bank and its affiliates or hire any such employees regardless of any solicitation activities during the period such person is an employee of the Bank or any of its affiliates and for three (3) months after such person's employment with the Bank or any of its affiliates ends for a period of two (2) years following termination of employment with the Bank; or

  •
  each executive agreed not to induce, persuade, encourage or influence any person or entity having a business relationship with the Bank or any of its affiliates to discontinue, reduce or restrict such relationship or solicit or target the deposits, loans or other products and services from or to persons or entities who were depositors, borrowers or customers of the Bank or its affiliates, except for general solicitations that are directed to the general public and not directed specifically to persons who were depositors, borrowers or customers of the Bank or its affiliates on the date of termination of employment for a period of two (2) years following termination of employment with the Bank.

        As consideration for their non-competition and non-solicitation covenants described above, Messrs. Kowalski and Smith and Ms. Coltrell will receive a cash payment in the amount of $250,000, $250,000 and $200,000, respectively, payable upon the executive's employment with the Bank and his or her employment agreement becoming effective as of the closing of the merger.

        Stock Options and Warrants.    The officers of FAB held FAB stock options to purchase an aggregate of 80,000 shares of FAB common stock and the directors of FAB held FAB warrants to acquire an aggregate of 64,564 shares of FAB common stock as of January 30, 2013. Each outstanding FAB stock option and each outstanding FAB warrant that is vested and unexercised immediately prior to consummation of merger will be canceled in exchange for the right to receive a cash payment from Pacific Premier or the Bank. The aggregate cash payment for all of the FAB stock options and FAB warrants held by FAB's directors and officers is approximately $3.2 million.

        The amount payable for each FAB stock option and FAB warrant is based on a fixed per share merger consideration of $25.33, less the applicable exercise price for the FAB stock option or FAB warrant, and then adding a tax gross up amount (which is intended to compensate the holders of FAB stock options and FAB warrants for the less favorable income tax treatment afforded to them when compared to shareholders of a subchapter-S corporation, such as FAB). Accordingly, since all vested FAB stock options and FAB warrants held by FAB directors and executive officers had an exercise price of $10.00, each such holder will be entitled to receive for the cancellation of each FAB stock option and FAB warrant $23.23, which amount was calculated by taking the sum of (i) the difference between (A) $25.33 and (B) $10.00 (the exercise price) plus (ii) a $7.90 (the calculated tax gross up amount). In addition to the tax gross up payment described above, the cash payment by Pacific Premier in consideration for the cancellation of the FAB stock options and FAB warrants is different than the merger consideration to be paid to FAB shareholders for their FAB common stock, since the payment for each FAB stock option and FAB warrant is fixed and will not be subject to either upward or downward adjustment and is payable in all cash. In contrast, the aggregate value of the merger consideration to be paid to the holders of FAB common stock will vary, depending on the value of the FAB mortgage-related securities portfolio, whether transaction-related expenses exceed $3.9 million and changes in the stock price of Pacific Premier common stock.

        Payments for Non-Competition and Non-Solicitation Covenants.    In connection with the execution of the merger agreement, each of the executive officers, directors and an advisory director of FAB that owned shares of FAB common stock entered into a shareholder agreement with Pacific Premier pursuant to which such executive officers, directors and advisory director agreed to vote his shares of FAB common stock in favor of the merger agreement, among other things. See "Shareholder Agreements" on page 70. In addition, the terms of the shareholder agreements entered into with each of John Carona, Joe Alcantar, James Hyatt, Glenn Thurman and Joey Carona included covenants whereby each of them agreed not to:

  •
  establish, acquire, operate, manage, own, advise, control or in any way participate, be employed by or otherwise engage in the business of a bank, credit union, industrial bank, any other financial institution, bank holding company or savings and loan holding company (i) that operates within Dallas County, Texas, for a period of one (1) year following completion of the merger or (ii) that accepts deposits or engages in business with HOAs located anywhere in the United States for a period of two (2) years following completion of the merger;

  •
  solicit any employees of FAB prior to consummation of the merger or hire any FAB employees regardless of any solicitation activities during the period such person is a employee of Pacific Premier, the Bank or any of their affiliates and for three (3) months after such person's employment with Pacific Premier, the Bank or any of their affiliates ends for a period of two (2) years following completion of the merger; or

  •
  induce, persuade, encourage or influence any person or entity having a business relationship with Pacific Premier, the Bank or any of their affiliates to discontinue, reduce or restrict such relationship or solicit or target depositors, borrowers or customers of FAB on the date of the merger agreement and/or as of the date the merger is consummated, except for general solicitations that are directed to the general public and not directed specifically to persons who were depositors, borrowers or customers of FAB on the date of the merger agreement or as of the date the merger is consummated for a period of two (2) years following completion of the merger.

        As consideration for their non-competition and non-solicitation covenants described above, Mr. John Carona will receive a cash payment in the amount of $1.0 million, each of Messrs. Alcantar, Hyatt and Thurman will receive a cash payment in the amount of $150,000 and Mr. Joey Carona will receive a cash payment in the amount of $100,000 payable as of the closing of the merger.

        Acceleration of Deferred Compensation.    FAB has deferred compensation agreements with each of Michael Kowalski and Greg Smith. These agreements are designed to provide retirement benefits to these executive officers by enabling them to save for retirement on a tax deferred basis. Pursuant to the terms of the deferred compensation agreements, each of Messrs. Kowalski and Smith may defer a portion of their base salary and bonus, with FAB matching up to 3% of the amount of base salary deferred by such executive officer. The amounts payable to Messrs. Kowalski and Smith under their respective deferred compensation agreement are fully vested.

        Pursuant to the terms of each deferred compensation agreement, FAB may terminate the deferred compensation agreement in connection with a change in control of FAB, provided that FAB terminates all similar agreements simultaneously. For purposes of the deferred compensation agreements, the merger qualifies as a change in control. Upon any such termination, the total amounts due to

Messrs. Kowalski and Smith under their deferred compensation agreements would be payable to the executive officer in a single lump sum amount upon such termination.

        FAB will be terminating the deferred compensation agreements of each of Messrs. Kowalski and Smith in connection with the consummation of the merger. Assuming these agreements are terminated prior to December 31, 2012, the lump sum amounts payable to Messrs. Kowalski and Smith upon termination of their deferred compensation agreement is $686,428 and $185,773, respectively.

        Acceleration of Bonus Payment.    Cathleen Coltrell's employment letter with FAB provided for a signing bonus of $80,000, 25% of which was payable in March 2011 when Ms. Coltrell's employment with FAB commenced, with the remaining balance of the bonus to be paid 25% annually over the next three (3) years. The employment letter provided that the signing bonus would be payable immediately upon a change of control of FAB. Upon completion of the merger, the remaining $40,000 of Ms. Coltrell's signing bonus will be paid to her in cash.

        Aggregate Cash Payments.    The aggregate cash amount payable to the FAB officers, the FAB directors and a FAB advisory director in connection with the consummation of the merger is approximately $5.5 million. The three largest cash payments that will be made to officers and directors of FAB upon completion of the merger are approximately:

  •
  $1.4 million to Mr. Kowalski as payment for the cancellation of his FAB stock options and FAB warrants and for his non-compete and non-solicitation covenants in his employment agreement with Pacific Premier;

  •
  $1.3 million to Mr. John Carona as payment for the cancellation of his FAB warrants and for his non-compete and non-solicitation covenants; and

  •
  $715,000 to Mr. Smith as payment for the cancellation of his FAB stock options and for his non-compete and non-solicitation covenants in his employment agreement with Pacific Premier.

The cash payments that will be made to Messrs. Kowalski and Smith exclude the deferred compensation payments described above because these amounts consist solely of compensation previously earned by each of them. To the extent that FAB's transaction-related expenses exceed $3.9 million and the cash portion of the merger consideration is reduced by such excess, the payments made to the FAB officers, the FAB directors and the FAB advisory director for their respective non-compete and non-solicitation covenants will have the effect of reducing the merger consideration payable to FAB shareholders because these payments are included in FAB's transaction-related expenses.

        Appointment of FAB Director to the Boards of Directors Pacific Premier and Bank Boards.    Pursuant to the terms of the merger agreement, Pacific Premier agreed to take all necessary action following completion of the merger to appoint John Carona, a current director of FAB and the Chief Executive Officer and majority owner of Associa, to serve on the boards of directors of Pacific Premier and the Bank until the first annual meeting of shareholders of Pacific Premier following the merger and until his successor is elected and qualified. As a director of Pacific Premier and the Bank, Mr. Carona will be entitled to receive the same director compensation that the current directors of Pacific Premier and the Bank receive. See "Information About Pacific Premier—Compensation of Directors" beginning on page 80. To the extent Mr. Carona would not be available to serve on Pacific Premier's and the Bank's boards of directors, then Pacific Premier will appoint FAB's current Chairman, President and Chief Executive Officer, Michael Kowlaski.

        Indemnification.    FAB's directors, officers and employees are entitled to continuing indemnification against certain liabilities by virtue of provisions contained in the FAB amended articles of association and bylaws, as amended, and the merger agreement. Pursuant to the merger agreement, Pacific Premier agreed for a period of six (6) years from the closing of the merger, to indemnify and hold harmless each present and former director, officer and employee of FAB, determined as of the effective time of the merger, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time of the merger, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of FAB or is or was serving at the request of FAB as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise including, without limitation, matters related to the negotiation, execution and performance of the merger agreement or the consummation of any of the transactions contemplated by the merger agreement, to the fullest extent to which such indemnified parties would be entitled under the amended articles of association and bylaws, as amended of FAB, or any agreement, arrangement or understanding previously disclosed by FAB to Pacific Premier pursuant to the merger agreement, in each case as in effect on the date of the merger agreement.

        Pursuant to the merger agreement, Pacific Premier has agreed to purchase an extended reporting period endorsement under FAB's existing directors' and officers' liability insurance policy for FAB's directors and officers or a substitute policy which shall provide such directors and officers with coverage following the effective time of the merger for an additional three (3) years, provided that Pacific Premier will not expend in any one (1) year an amount in excess of 150% of the annual premiums paid by FAB for such insurance, which is referred to as the maximum insurance amount. If Pacific Premier is unable to maintain or obtain the insurance specified above as a result of the preceding provision, Pacific Premier shall obtain the most advantageous coverage as is available for the maximum insurance amount.

        Other than as set forth above, no director or officer of FAB has any direct or indirect material interest in the merger, except insofar as ownership of FAB common stock might be deemed such an interest.

Material Federal Income Tax Consequences

        The following is a general summary of the material U.S. Federal income tax consequences to FAB shareholders who exchange their shares of FAB common stock for Pacific Premier common stock and cash pursuant to the merger. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as of the date of this proxy statement/prospectus. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences that are significantly different from those discussed in this summary. This summary is not binding on the U.S. Internal Revenue Service, or the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. The IRS may challenge any of the conclusions set forth below and a U.S. court may sustain such a challenge.

        As used in this summary, a "U.S. Holder" is any beneficial owner of shares of FAB common stock that is (i) a citizen or an individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. Federal income tax purposes) organized under the laws of the United States or any of its political subdivisions, including the states and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust which (A) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (B) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        This summary does not address any alternative minimum tax, estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the merger. In addition, this discussion does not address the U.S. federal income tax consequences to certain categories of holders subject to special rules, including holders that are (i) banks, financial institutions, or insurance companies, (ii) regulated investment companies or real estate investment trusts, (iii) brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method, (iv) tax-exempt organizations, (v) holders that own shares of FAB common stock as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (vi) holders that acquired shares of FAB common stock in connection with the exercise of employee stock options or otherwise as compensation for services, (vii) holders that have "functional currency" other than the U.S. dollar, (viii) cooperatives or (ix) U.S. expatriates. This discussion assumes that shares of FAB common stock are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times.

        ALL HOLDERS OF SHARES OF FAB COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE MERGER, IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAW OF ANY STATE OR OF ANY LOCAL TAXING JURISDICTION.

        U.S. Holders.    The exchange of FAB common stock for Pacific Premier common stock and cash pursuant to the merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes and will likely also be a taxable transaction under applicable state or local tax laws. Accordingly, the material U.S. federal income tax consequences to U.S. Holders of FAB common stock generally will be as follows:

  •
  a U.S. Holder of FAB common stock generally will recognize gain or loss equal to the difference, if any, between (i) the sum of the fair market value of the Pacific Premier common stock received and cash received (before reduction on account of any withholding taxes) and (ii) such U.S. Holder's adjusted tax basis in the FAB common stock exchanged therefor. Such gain or loss will constitute capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder's holding period for the FAB common stock exchanged is greater than one (l) year as of the date such U.S. Holder's FAB common stock is exchanged pursuant to the merger. Net long-term capital gain recognized in a tax year by U.S. Holders that are not corporations generally is eligible for reduced rates of federal income taxation. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of FAB common stock at different times or at different prices, such U.S. Holder must determine its tax basis and holding period separately with respect to each block of stock. A U.S. Holder's adjusted tax basis in the U.S. Holder's FAB common stock will be adjusted for the U.S. Holder's share of gain (or loss) of FAB for the short tax year ending on the day before the closing date of the merger and distributions made to the U.S. Holder by FAB during the short tax year. Accordingly, a U.S. Holder will not be able to determine the adjusted tax basis of relinquished FAB common stock until the tax return for FAB's short tax year is completed.

  •
  the aggregate tax basis of the shares of Pacific Premier common stock received by a U.S. Holder of FAB common stock exchanged pursuant to the merger will be equal to the fair market value of such shares of Pacific Premier common stock.

  •
  the holding period of the shares of Pacific Premier common stock received by a U.S. Holder of FAB common stock pursuant to the merger will begin on the day following the date that such U.S. Holder's FAB common stock is exchanged pursuant to the merger.

  •
  FAB's tax year will end on the day prior to the closing date of the merger and income, gain, loss, deduction and credit attributable to such short tax year will be includible in each U.S. Holder of FAB common stock's income for its tax year that includes FAB's short tax year.

        Information Reporting and Backup Withholding.    Payments of cash and Pacific Premier common stock received pursuant to the merger generally will be subject to information reporting. Backup withholding also may apply to payments of cash. To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the letter of transmittal, certifying that such U.S. Holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. Holder is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowable as a refund or a credit against the U.S. Federal income tax liability of a holder of FAB common stock, provided the required information is timely furnished to the IRS.

Accounting Treatment of the Merger

        The merger will be accounted for under the purchase method of accounting under GAAP. Under this method, FAB's assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of Pacific Premier. Any excess between the purchase price for FAB and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Pacific Premier in connection with the merger will be amortized to expense. The financial statements of Pacific Premier issued after the merger will reflect the results attributable to the acquired operations of FAB beginning on the date of completion of the merger.

Expenses of the Merger

        The merger agreement provides that each of FAB and Pacific Premier will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the merger agreement, except that Pacific Premier shall pay at closing FAB's expenses relating to legal, accounting, advisory, including the fee payable to SAMCO, data processing termination, and employee and FAB board member consideration for non-competition and non-solicitation matters in an amount which, together with any expenses paid by FAB prior to the closing, shall not exceed $3.9 million. To the extent that FAB's aggregate expenses related to the merger, whether paid by FAB prior to closing or by Pacific Premier at closing, exceed $3.9 million, any excess shall reduce the per share cash consideration by the quotient of (i) such excess expense amount divided by (ii) the total number of shares of issued and outstanding FAB common stock. See "—The Merger Consideration" beginning on page 48.

Listing of the Pacific Premier Common Stock

        Pacific Premier has agreed to use its reasonable best efforts to cause the shares of Pacific Premier common stock to be issued to FAB shareholders in the merger to be approved for listing on the Nasdaq Global Market.

Resale of Pacific Premier Common Stock

        The shares of common stock that FAB shareholders receive as a result of the merger will be registered under the Securities Act. FAB shareholders may freely trade these shares of Pacific Premier common stock if such FAB shareholder is not considered an "affiliate" of Pacific Premier, as that term is defined in the federal securities laws. Generally, "affiliates" include directors, certain executive officers and holders of 10% or more of the outstanding Pacific Premier common stock.

        Pacific Premier's affiliates may not sell their shares of Pacific Premier common stock acquired in the merger, unless those shares are registered under an effective registration statement under the Securities Act, or by complying with an applicable exemption from the registration requirements of the Securities Act. Pacific Premier may also place restrictive legends on certificates representing shares of Pacific Premier common stock issued to all persons who will be considered "affiliates" of Pacific Premier.

Shareholder Agreements

        In connection with the execution of the merger agreement, executive officers, directors and an advisory director of FAB entered into a shareholder agreement with Pacific Premier pursuant to which each such executive officer, director and advisory director agreed that at any meeting of the shareholders of FAB, or in connection with any written consent of the shareholders of FAB, the executive officer, director and advisory director shall:

  •
  appear at such meeting or otherwise cause all shares of FAB common stock owned by him to be counted as present thereat for purposes of calculating a quorum;

  •
  vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all shares of FAB common stock beneficially owned by him or as to which he has, directly or indirectly, the right to direct the voting:

  •
  in favor of adoption and approval of the merger, the merger agreement and the transactions contemplated by the merger agreement;

  •
  against any action or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of FAB contained in the merger agreement or of the director or officer contained in the shareholder agreement; and

  •
  against any acquisition proposal (as defined in "—No Solicitation" on page 59) or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the merger or the performance of his, her, or its obligations under the shareholder agreement.

        Pursuant to the shareholder agreement, each FAB executive officer, director and advisory director also agreed, while the shareholder agreement is in effect, not to, directly or indirectly, sell, transfer, pledge, encumber (except for pledges or encumbrances existing as of the date of the shareholder agreement), distribute by gift, or otherwise dispose of any of the shares whether by actual disposition, physical settlement, or effective economic disposition through hedging transactions; nor to enter into any agreement with any person that violates shareholder's representations, warranties, covenants, and obligations under the shareholder agreement; nor to take any other action that reasonably could be expected to adversely effect, in any material respect, shareholder's power, authority, and ability to comply with and perform his, her, or its covenants and obligations under the shareholder agreement. Each FAB executive officer, director and advisory director also agreed not to deposit any shares in a voting trust, grant any proxy, or enter into any voting agreement or similar agreement or arrangement with respect to any shares.

        In addition, pursuant to the terms of the shareholder agreements entered into between Pacific Premier and FAB with each of John Carona, Joe Alcantar, James Hyatt, Glenn Thurman and Joey Carona, each of these individuals agreed to certain non-competition and non-solicitation covenants that would apply after the merger. For additional information regarding these covenants, see "—Interests of Certain FAB Officers and Directors in the Merger" beginning on page 62.

        The shareholder agreements shall remain in effect until the earlier to occur of the date, if any, of termination of the merger agreement in accordance with its terms, or the effective time of the merger, unless such agreement includes a non-competition and non-solicitation covenant, in which case such agreement will continue until the expiration of that provision.

Dissenters' Rights

        Holders of FAB common stock have the right to dissent from the merger and assert dissenters' rights, provided the requirements of the TBOC are followed. Any holder of FAB common stock electing to exercise dissenters' rights must strictly comply with the provisions of Section 10.356 of the TBOC in order to perfect their rights of dissent and appraisal.

        The following is intended to be a summary of the material provisions of the Texas statutory procedures required to be followed by a holder of FAB common stock in order to demand and perfect dissenters' rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Subchapter H of Chapter 10, and specifically Sections 10.354 to 10.362, of the TBOC. The full text of these dissenters' provisions is reproduced in its entirety in Appendix C to this proxy statement/prospectus.

        This proxy statement/prospectus constitutes FAB's notice to its shareholders of the availability of dissenters' rights in connection with the merger in compliance with the requirements of Section 10.355 of the TBOC. If a FAB shareholder wishes to consider exercising dissenters' rights, such FAB shareholder should carefully review the text of Section 10.356 of the TBOC, since failure to timely and properly comply with the requirements of Section 10.356 of the TBOC will result in the loss of dissenters' rights under Texas law.

        If a FAB shareholder elects to demand appraisal of such FAB shareholder's shares of FAB common stock, such FAB shareholder is required under Texas law to satisfy each of the following conditions:

  •
  prior to the special meeting, such FAB shareholder must deliver to FAB a written objection to the merger stating such FAB shareholder's intention to exercise its right to dissent in the event that the merger is completed and setting forth the address at which notice shall be provided to such FAB shareholder in such event. All written objections should be addressed to Michael Kowalski, Chairman, President and Chief Executive Officer, First Associations Bank, 12001 North Central Expressway, Suite 1165, Dallas, Texas 75243, and should be executed by, or on behalf of, the record holder of the shares of FAB common stock in respect of which appraisal is being demanded. This written objection must be in addition to, and separate from, any proxy or vote against the approval of the merger agreement. Voting against the approval of the merger agreement by itself does not constitute a demand for appraisal within the meaning of Section 10.356 of the TBOC;

  •
  a FAB shareholder must vote "AGAINST" the approval of the merger agreement. Failing to vote against approval of the merger agreement will constitute a waiver of a FAB shareholder's dissenters' rights. An abstention from or a vote in favor of the approval of the merger agreement, by proxy or in person, will constitute a waiver of a FAB shareholder's dissenters' rights in respect of the shares of FAB common stock so voted and will nullify any previously filed written demands for appraisal; and

  •
  a FAB shareholder must continuously hold its shares of FAB common stock from the record date through the effective time of the merger.

        If a FAB shareholder fails to comply with any of these conditions listed above and the merger is completed, such FAB shareholder will still be entitled to receive the merger consideration for its shares of FAB common stock as provided for in the merger agreement. However, such FAB shareholder will have no dissenters' rights with respect to its shares of FAB common stock. A proxy card which is signed and does not contain voting instructions will, unless revoked, be voted "FOR" the approval of the merger agreement, constitute a waiver of a FAB shareholder's dissenters' rights and will prevent such FAB shareholder from being able to assert its right to dissent even if such FAB shareholder previously submitted a written objection to exercise its dissenters' right.

        Beneficial owners of FAB common stock may not directly make appraisal demands to FAB under Texas law. The beneficial holder of FAB common stock must, in such cases, have the record owner submit the required demand in respect of those shares of FAB common stock. If shares of FAB common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a written objection must be made in that capacity; and if the shares of FAB common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the written objection must be executed by or for all joint owners. A record owner, such as a bank or broker, who holds shares of FAB common stock as a nominee for others, may exercise dissenters' rights with respect to the shares of FAB common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written objection should state the number of shares of FAB common stock as to which appraisal is sought. In cases in which no number of shares of FAB common stock is expressly mentioned, the written objection will be presumed to cover all shares of FAB common stock held in the name of the record owner.

        If a FAB shareholder holds its shares of FAB common stock in a brokerage account or in other nominee form and such FAB shareholder wishes to exercise dissenters' rights, such FAB shareholder should consult with its bank, broker or the other nominee to determine the appropriate procedures for making a demand for appraisal by the nominee.

        Within ten (10) days after the effective time of the merger, Pacific Premier must give written notice that the merger has become effective to each holder of FAB common stock who has properly filed a written objection and who voted against the approval of the merger agreement. No later than twenty (20) days after the date Pacific Premier sends such notice, a shareholder wishing to exercise dissenters' rights must make a written demand to Pacific Premier, at the address set forth in this proxy statement/prospectus for Pacific Premier under "Where You Can Find More Information" on page 144, for payment of the fair value of the shareholder's shares, which written demand must include the shareholder's address, the number and class of shares owned by the shareholder and the fair value of such shares as estimated by the shareholder. Any shareholder making such a written demand for payment must submit to Pacific Premier for notation any certificated shares held by that shareholder which are subject to the demand within twenty (20) days after making the written demand. The failure by any such shareholder who has made a written demand to submit its certificates will result in the termination of such shareholder's dissenters' rights.

        Pacific Premier has twenty (20) days after its receipt of a demand for payment to provide notice that Pacific Premier (i) accepts the amount claimed in the written demand and agrees to pay the amount claimed within ninety (90) days from effective time of the merger or (ii) rejects the amount claimed and offers to pay its estimated fair value of the shares of FAB common stock.

        If Pacific Premier accepts the amount claimed by the shareholder, it must pay the shareholder within ninety (90) days of the effective date of the merger, provided the shareholder delivers endorsed stock certificates for the shares dissenting.

        If Pacific Premier rejects the amount claimed and offers its own estimated fair value of the shares, the shareholder may accept or refuse the offer. To accept the offer, the shareholder must provide notice to Pacific Premier that the shareholder accepts the offer within ninety (90) days from the effective date of the merger. If accepted, Pacific Premier must pay the agreed amount within one hundred twenty (120) days of the effective date of the merger, provided the shareholder delivers endorsed stock certificates for the shares dissenting.

        If, within ninety (90) days after the completion of the merger, Pacific Premier's offer is not accepted, and Pacific Premier and a shareholder who has delivered written demand in accordance with Section 10.356 of the TBOC do not reach agreement as to the fair value of the shares of FAB common stock, either Pacific Premier or the shareholder may, within sixty (60) days after the expiration of the ninety (90)-day period following the completion of the merger, file a petition in a court in Dallas County, Texas, with a copy served on Pacific Premier in the case of a petition filed by a shareholder, requesting a finding and a determination of the fair value of the shares of FAB common stock held by the shareholder. Pacific Premier has no obligation and has no present intention to file such a petition if there are objecting shareholders. Accordingly, it is the obligation of FAB's shareholders to initiate all necessary action to perfect their dissenters' rights in respect of shares of FAB common stock within the time prescribed in Sections 10.361 of the TBOC. The failure of a shareholder to file such a petition within the period specified could nullify the shareholder's previously written demand for appraisal.

        If a petition for appraisal is duly filed by a shareholder and a copy of the petition is delivered to Pacific Premier, Pacific Premier will then be obligated, within ten (10) days after receiving service of a copy of the petition, to provide the office of the clerk of the court in which the petition was filed with a list containing the names and addresses of all shareholders who have demanded an appraisal of their shares of FAB common stock and with whom agreements as to the value of their shares of FAB common stock have not been reached.

        After notice to dissenting shareholders, the court will conduct a hearing upon the petition, and determine those shareholders who have complied with Sections 10.354 to 10.361 of the TBOC and who have become entitled to the dissenters' rights provided thereby. After determination of the shareholders entitled to appraisal of their shares of FAB common stock, the court will appoint one or more qualified appraisers to appraise the shares of FAB common stock, determining their fair value. When the value is determined, the court will direct the payment of such value to the shareholders entitled to receive the same, immediately to the holders of uncertificated shares of FAB common stock and upon surrender by shareholders of the certificates representing shares of FAB common stock.

        FAB shareholders should be aware that the fair value of any shares of FAB common stock as determined under Section 10.362 of the TBOC could be more, the same, or less than the merger consideration. FAB shareholders should also be aware that the opinion of FAB's financial advisor as to the fairness, from a financial point of view, of the merger consideration does not purport to be an appraisal.

        Costs of the appraisal proceeding may be imposed upon Pacific Premier and the shareholders participating in the appraisal proceeding by the court as the court deems equitable in the circumstances. Any shareholder who had demanded dissenters' rights of appraisal will not, after the effective time of the merger, be entitled to vote shares of FAB common stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of FAB common stock, other than with respect to payment as of a record date prior to the effective time of the merger. If no petition for appraisal is filed with the court within the prescribed time period, or if the shareholder delivers a written withdrawal of such shareholder's demand for appraisal and an acceptance of the terms of the merger prior to receiving payment from Pacific Premier for the shares and before the filing of a petition for appraisal or if the court adjudges that the shareholder is not entitled to elect to dissent, then the right of that shareholder to appraisal will cease and that shareholder will be entitled to receive the merger consideration. Any withdrawal of a demand for appraisal made after the filing of a petition for appraisal may only be made with the written approval of Pacific Premier.

        The failure of a holder of FAB common stock to comply strictly with the TBOC requirements will result in a loss of dissenters' rights. A copy of the relevant statutory provisions is attached as Appendix C. FAB shareholders are urged to refer to Appendix C for a complete statement concerning dissenters' rights. The foregoing summary of such rights is qualified in its entirety by reference to Appendix C.

MARKET FOR COMMON STOCK AND DIVIDENDS

        Pacific Premier's common stock is traded on the Nasdaq Global Market under the symbol "PPBI." FAB's common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of FAB common stock.

        As of January 30, 2013, there were 14,156,648 shares of Pacific Premier common stock outstanding, which were held by approximately 2,559 holders of record; and as of the record date for the special meeting, there were 1,980,229 shares of FAB common stock outstanding, which were held by approximately 74 holders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

        The following table sets forth during the periods indicated the high and low sales prices of the Pacific Premier common stock as reported on the Nasdaq Stock Market.

	Pacific Premier
	Market Price
	High	Low
Year Ending December 31, 2013
First Quarter (through January 30, 2013)	$11.50	$10.21
Year Ending December 31, 2012
First Quarter	$8.35	$6.30
Second Quarter	8.50	7.53
Third Quarter	9.74	8.11
Fourth Quarter	11.49	9.50
Year Ending December 31, 2011
First Quarter	$7.15	$6.20
Second Quarter	7.05	6.20
Third Quarter	6.76	5.85
Fourth Quarter	7.10	5.66
Year Ending December 31, 2010
First Quarter	$5.00	$3.32
Second Quarter	5.20	4.10
Third Quarter	4.54	3.78
Fourth Quarter	6.48	4.14

        During the periods presented in the table above, Pacific Premier did not pay any dividends on its common stock. It is Pacific Premier's current policy to retain earnings to provide funds for use in its business. Pacific Premier has never declared or paid dividends on its common stock and does not anticipate declaring or paying any cash dividends in the foreseeable future.

        Since January 1, 2011, there have been isolated private transactions in shares of FAB common stock which may not represent the market value of such shares due to the absence of a liquid market for FAB common stock. Since January 1, 2011, management of FAB understands that a total of 164,990 shares of FAB common stock have been sold in privately negotiated transactions, of which 32,546 shares were sold at the price of $16.50 per share. FAB does not have any pricing information for the remaining 132,444 shares of FAB common stock that were sold.

        FAB paid annual dividends to its shareholders in 2011 and 2012 as follows:

	Total	Per Share
2011	$594,069	$0.30
2012	$594,069	$0.30

        FAB is an S corporation. For this reason, the dividends paid by FAB are "tax distributions", designed to provide shareholders with funds to pay the federal income taxes on their pro rata portion of FAB's taxable net income.

        The following table shows the closing market value per share of Pacific Premier common stock on (i) October 15, 2012, the last trading day preceding public announcement of the signing of the merger agreement, and (ii) January 30, 2013, the last practicable trading day before the filing of this proxy statement/prospectus. The historical prices for Pacific Premier common stock are as reported on the Nasdaq Stock Market.

        To help illustrate the market value of the stock portion of the merger consideration to be received by FAB's shareholders, the following table also presents the equivalent market value per share of FAB common stock on October 15, 2012 and January 30, 2013, which were determined by multiplying the closing price of the Pacific Premier common stock on those dates by the exchange ratio of 0.646 of a share of Pacific Premier common stock for each share of FAB common stock. The equivalent market value per share of FAB common stock presented below does not reflect the per share cash consideration that also will be received by holders of FAB common stock. See "The Merger—The Merger Consideration" beginning on page 48 for additional information about the merger consideration to be received by holders of FAB common stock.

Date	Historical Market Value Per Share of Pacific Premier	Equivalent Market Value Per Share of FAB
October 15, 2012	$10.53	$6.80
January 30, 2013	$11.49	$7.42

        Shareholders are advised to obtain current market quotations for Pacific Premier common stock. The market price of Pacific Premier common stock at the effective time of the merger or at the time shareholders of FAB receive Pacific Premier common stock in the merger following the consummation of the merger may be higher or lower than the market price at the time the merger agreement was executed, at the date of mailing of this proxy statement/prospectus or at the time of the special meeting. See "Risk Factors" beginning on page 28.

INFORMATION ABOUT PACIFIC PREMIER

General

        Pacific Premier is California-based bank holding company incorporated under the laws of the state of Delaware and the parent company of the Bank, which is a California-chartered commercial bank. Pacific Premier's principal asset is all of the capital stock of the Bank. The Bank conducts business throughout Southern California from its ten locations in the cities of San Bernardino, Seal Beach, Huntington Beach, Los Alamitos, Irvine, Newport Beach, Palm Springs and Palm Desert, California. The Bank provides banking services within its targeted markets in Southern California to businesses, professionals, real estate investors and non-profit organizations, as well as consumers in the communities it serves. Through the Bank's branches and its Internet website at www.ppbi.com, the Bank offers a broad array of deposit and loan products and services for both businesses and consumer customers. As a bank holding company, Pacific Premier is regulated by the Federal Reserve. The Bank is subject to regulation by the CA DFI and the Federal Reserve, which is its primary federal regulator, as well as by the FDIC, which insures its deposits up to applicable limits. As of September 30, 2012, Pacific Premier had, on a consolidated basis, total assets of $1.1 billion, total stockholders' equity of $99.9 million and total deposits of $895.9 million. At September 30, 2012, Pacific Premier had real estate loans and business loans collateralized by real estate totaling 76.6% of its gross loan portfolio. Beginning with the 2013 fiscal year, Pacific Premier's filing status with the Commission transitioned from a "smaller reporting company" to an "accelerated filer," as those terms are defined under Commission rules. Under the Commission's rules, Pacific Premier is permitted to continue to provide the scaled disclosure required of a "smaller reporting company" in its filings with the Commission until its quarterly report on Form 10-Q for the quarter ended March 31, 2013. The information about Pacific Premier's management and executive compensation contained elsewhere in this proxy statement/prospectus is consistent with the disclosure required for "smaller reporting companies" under the Commission's rules.

        Based on information contained in Schedule 13Ds, Schedule 13Gs and Schedule 13Fs filed with the Commission, there are seven shareholders (including five institutional shareholders) who collectively benefically own an aggregate of approximately 27.6% of Pacific Premier's outstanding common stock. These seven shareholders, together with the shares of Pacific Premier common stock beneficially owned by Steven Gardner, Pacific Premier's president and chief executive officer, beneficially own an aggregate of approximately 29.8% of Pacific Premier's outstanding common stock. Pacific Premier is not aware of any agreements, arrangements or understandings between such shareholders with respect to the voting or disposition of any shares of Pacific Premier common stock. The 3,795,000 shares of Pacific Premier common stock issued in connection with its recent public offering of common stock are included in the calculation of these aggregate beneficial ownership percentages. Other than as publicly disclosed in their respective Schedule 13Ds, Schedule 13Gs or Schedule 13Fs filed with the Commission, Pacific Premier is not aware of any increase or decrease in the beneficial ownership of these seven shareholders, including as a result of the shares of common stock sold in Pacific Premier's recently completed public offering. To the extent that any of these seven shareholders purchased additional shares of Pacific Premier common stock in the offering, or purchased or sold shares of Pacific Premier common stock in the open market, through privately negotiated transactions or otherwise, their collective beneficial ownership of shares of Pacific Premier's common stock could have changed from the percentages provided above.

  Recent Developments

        On December 11, 2012, Pacific Premier completed an underwritten public offering of 3,300,000 shares of its common stock at a public offering price of $10.00 per share, and on January 9, 2013 Pacific Premier issued an additional 495,000 shares of its common stock at a public offering price of $10.00 per share in connection with the underwriters' exercise of the over-allotment option granted to them as part of the offering. The net proceeds from the offering after, including the underwriters' exercise of the over-allotment option, deducting underwriting discounts and commissions and estimated offering expenses were approximately $35.6 million. Pacific Premier intends to use the net proceeds of this offering for general corporate purposes, to support its ongoing and future anticipated growth and to augment the capitalization of the Bank. As of the date of this proxy statement/prospectus, the net proceeds from this offering have not been applied for any specific purpose other than being available to Pacific Premier and the Bank for general corporate purposes.

        Pacific Premier's principal executive offices are located at 17901 Von Karman Ave., Suite 1200, Irvine, California 92614 and its telephone number is (714) 431-4000.

Pacific Premier Board of Directors

        In May 2012, the shareholders of Pacific Premier approved an amendment to eliminate the three-year staggered terms of directors and require that directors be elected annually beginning with the 2013 annual meeting of Pacific Premier shareholders, or 2013 annual meeting, which Pacific Premier expects will take place on May 29, 2013. As of the date of this proxy statement/prospectus, the Pacific Premier Nominating and Corporate Governance Committee, or the Nominating Committee, has yet to complete its deliberations on the director nominees that it intends to recommend to Pacific Premier shareholders for election to the Pacific Premier board of directors. Consistent with the Nominating Committee's past practices, Pacific Premier expects the director nomination process to be completed later in the first quarter of 2013. Further information relating to the nomination process, director nominee qualifications and other matters involving the Nominating Committee deliberations will be contained in Pacific Premier's annual meeting proxy statement relating to the 2013 annual meeting, as permitted by Commission rules.

        Set forth below is information, including ages as of January 30, 2013, on each of the Pacific Premier directors currently serving on the Pacific Premier board of directors:

        Kenneth A. Boudreau, 63, has served as a member of the Pacific Premier board of directors since 2005. Mr. Boudreau retired in 2012 and is providing management consulting services to the commercial aerospace industry. He was previously President of Coast Composites, Inc., a manufacturing concern in Irvine, California. He joined Coast Composites in 2008 after a 12-year career with M. C. Gill Corporation, a manufacturing concern in El Monte, California, where he last served as President and Chief Executive Officer. Mr. Boudreau joined M. C. Gill Corporation in 1996 as its Chief Financial Officer, assumed progressive responsibilities over time, and was named President and Chief Executive Officer in 2002. Mr. Boudreau had previously been employed by The Quikset Organization in Irvine, California for 15 years where he was initially hired as their controller and advanced to lead their subsidiaries with $40 million in revenue. Mr. Boudreau is a CPA in California, and was employed by Deloitte & Touche before joining The Quikset Organization. He obtained his B.A. degree in Business Administration from California State University, Fullerton.

        Steven R. Gardner, 52, has been the President and Chief Executive Officer of Pacific Premier and the Bank since the third quarter of 2000, and has served as a director of Pacific Premier since 2000. Prior to joining Pacific Premier in February 2000 as Chief Operating Officer, Mr. Gardner was Senior Vice President at Hawthorne Financial since 1997. Mr. Gardner has served in management positions in credit administration, portfolio management, lending production and operations as well as risk management for the past 26 years. Mr. Gardner currently holds the position of Secretary for the Independent Community Bankers of America (ICBA) and is a member of the Federal Reserve Bank of San Francisco's Community Depository Institutions Advisory Council (CDIAC). Mr. Gardner holds a B.A. degree from California State University, Fullerton and attended graduate school at California State University, Long Beach.

        Joseph L. Garrett, 64, has served as a director for Pacific Premier since his recent appointment to the Pacific Premier board of directors on March 28, 2012. Mr. Garrett was the President, Chief Executive Officer and a member of the board of directors for both American Liberty Bank and Sequoia National Bank. He also served as a member of the board of directors for Hamilton Savings Bank. Since 2003, Mr. Garrett has been a principal at Garrett, McAuley & Co., which provides mortgage banking advisory services to commercial banks, thrifts, and mortgage banking companies. Mr. Garrett received his A.B. and M.B.A. from the University of California (Berkeley) and his M.A. from the University of Washington (Seattle).

        John D. Goddard, 73, has served as a director for Pacific Premier since 1988. Mr. Goddard has been a Certified Public Accountant for the past 43 years. Mr. Goddard was initially employed by W.C. Brassfield, CPA from 1962 to 1965. He formed the partnership, Brassfield and Goddard, CPAs in 1965 and continued practicing there until September 1976. The firm incorporated into Goddard Accountancy Corporation, CPAs where Mr. Goddard practiced and served as President from September 1976 until December 2003. The corporation merged with the firm of Soren McAdam Christenson, LLP in January 2004. Mr. Goddard retired on January 1, 2008 from full-time practice as a CPA and now works part-time on a consulting basis.

        Jeff C. Jones, 58, has served as a member of the Pacific Premier board of directors since July 2006 and was appointed as Chairman of the Board in August 2012. Mr. Jones is the current Managing Partner and current Executive Committee member of, and partner in, the regional accounting firm Frazer, LLP, which he has been with since 1977. Mr. Jones has over 30 years of experience in servicing small and medium sized business clients primarily within the real estate, construction, and agricultural industries. Mr. Jones is a past president of Inland Exchange, Inc., an accommodator corporation, and has served on the board of directors of Moore Stephens North America, Inc. Mr. Jones holds a B.S. degree in Business Administration from Lewis and Clark College in Portland, Oregon, and a Masters of Business Taxation from Golden Gate University. Mr. Jones is a CPA in California, is licensed as a life insurance agent and holds a Series 7 securities license.

        Michael L. McKennon, 52, has served as a member of the Pacific Premier board of directors since 2004, and currently chairs its audit committee. Mr. McKennon is a partner with the Newport Beach public accounting firm of dbbmckennon, a registered firm of the Public Company Accounting Oversight Board ("PCAOB"). Prior thereto, Mr. McKennon was a founding partner of the Irvine, California accounting firm of McKennon Wilson & Morgan LLP, a registered firm of the PCAOB. Mr. McKennon, a CPA in the state of California, has been responsible for audit and accounting practices since 1998 in these firms. Mr. McKennon was previously employed by the accounting firm of PricewaterhouseCoopers LLP and Arthur Andersen & Co. Mr. McKennon has 28 years experience in private and public accounting, auditing and consulting in Southern California. He obtained his B.A. degree in Business Administration from California State University, Fullerton.

        The size of the Pacific Premier board of directors is set at seven directors, however, due to the retirement of Mr. Ronald Skipper in July 2012, after 28 years of service, there currently is one vacancy on the board of directors, which Pacific Premier expects it will fill with the appointment of Senator John Carona upon consummation of the merger.

  New Director Appointment In Connection With Merger

        Pursuant to the terms of the merger agreement, Pacific Premier agreed to take all necessary action following completion of the merger to appoint John Carona, a current director of FAB and the President, Chief Executive Officer and majority owner of Associa, to serve on the boards of directors of Pacific Premier and the Bank until the 2013 annual meeting and until his successor is elected and qualified. Set forth below is certain information relating to Mr. Carona:

        John Carona, 57, has been the President and Chief Executive Officer of Associa since 1979, and has served as a director of FAB since its inception in 2007. Senator Carona has been a member of the Texas Legislature since 1990 and is currently in his fifth term in the Texas Senate, representing District 16 in Dallas County. Previously, Senator Carona was elected to three terms in the Texas House of Representatives. Senator Carona currently serves as Chairman of the Senate Business and Commerce Committee, Joint Chairman of the Legislative Oversight Board on Windstorm Insurance and as Co-Chairman of the Joint Interim Committee to Study Seacoast Territory Insurance. He also serves as a member of the Senate Select Committee on Redistricting and the Senate Criminal Justice, Education and Jurisprudence committees. Previously, he served as Chairman of the Senate Transportation and Homeland Security Committee. Senator Carona received a Bachelor of Business Administration degree in insurance and real estate from The University of Texas at Austin in 1978.

Pacific Premier Executive Officers Who Are Not Serving As Directors

        Set forth below is information concerning the executive officers of Pacific Premier and the Bank who do not serve on the board of directors of either Pacific Premier or the Bank. All executive officers are elected by the Pacific Premier board of directors and serve until their successors are elected and qualified. No executive officer is related to any director or other executive officer of Pacific Premier or the Bank by blood, marriage or adoption, and there are no arrangements or understandings between an executive officer of Pacific Premier or the Bank and any other person pursuant to which such individual was elected an executive officer.

        Kent Smith, 50, Executive Vice President/Chief Financial Officer and Treasurer, was hired in September 2009. Mr. Smith serves as Chairman of the Asset Liability Committee of Pacific Premier. Prior to joining the Bank, Mr. Smith worked for sixteen years for Downey Savings and Loan Association as a Senior Vice President, Controller, Assistant Controller, Financial Reporting Manager and Senior Technical Auditor. Mr. Smith served as Vice President, Loan Accounting Manager for FarWest Savings and Loan and as a Senior Accountant for Deloitte and Touche. Mr. Smith obtained his B.A. degree in Accounting from Brigham Young University.

        Edward Wilcox, 46, Executive Vice President/Chief Banking Officer—was hired in August 2003 as the Bank's Senior Vice President and Chief Credit Officer. In September 2004, Mr. Wilcox was promoted to Executive Vice President and was responsible for overseeing loan and deposit production. In the fourth quarter of 2005, Mr. Wilcox was promoted to Chief Banking Officer and assumed responsibility of the branch network. Prior to joining Pacific Premier, Mr. Wilcox served as Loan Production Manager at Hawthorne Savings for two years and as the Secondary Marketing Manager at First Fidelity Investment & Loan for five years. Mr. Wilcox has an additional nine years of experience in real estate banking including positions as Asset Manager, REO Manager and Real Estate Analyst at various financial institutions. Mr. Wilcox obtained his B.A. degree in Finance from New Mexico State University.

        Mike Karr, 44, Executive Vice President/Chief Credit Officer—was hired in April 2006. Mr. Karr oversees the Bank's credit functions and has responsibility for all lending and portfolio operations. He is the Chairman of the Credit Committee and the Credit and Investment Review Committee of the Bank. Prior to joining the Bank, Mr. Karr worked for Fremont Investment & Loan for 11 years as Vice President in charge of their Commercial Real Estate Asset Management department. Mr. Karr obtained his B.A. degree in Economics and Government, cum laude, from Claremont McKenna College and his Masters in Business Administration from the University of California, Irvine.

Pacific Premier Board of Directors Independence

        The boards of directors of Pacific Premier and the Bank currently have six directors serving, all of whom are elected annually and will continue to serve until their successors are elected and qualified. Pacific Premier's Corporate Governance Guidelines require that the Pacific Premier board of directors consist predominantly of non-management directors. Non-management directors consist of the directors who are not currently, and have not been, employed by Pacific Premier during the most recent three years. Currently, Pacific Premier's President and Chief Executive Officer, Mr. Gardner, is the only director who is also a member of Pacific Premier and Bank management.

        In addition, the Pacific Premier Corporate Governance Guidelines require that a majority of the Pacific Premier board of directors consist of "independent directors" as defined under the Nasdaq Stock Market rules. No director will be "independent" unless the Pacific Premier board of directors affirmatively determines that the director meets the categorical standards set forth in the Nasdaq rules and otherwise has no relationship with Pacific Premier that, in the opinion of the Pacific Premier board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and has no material relationship with Pacific Premier, either directly or as a partner, stockholder or officer of an organization that has a relationship with Pacific Premier.

        The Nominating Committee is responsible for the annual review, together with the Pacific Premier board of directors, of the appropriate criteria and standards for determining director independence consistent with the Nasdaq Stock Market rules. As previously disclosed, this review was completed in 2012 with respect to each of the directors currently serving on the Pacific Premier board of directors. The Nominating Committee determined that Kenneth A. Boudreau, Joseph L. Garrett, John D. Goddard, Jeff C. Jones and Michael L. McKennon were independent and had no material relationships with Pacific Premier. The Nominating Committee and the Pacific Premier board of directors will conduct its evaluation of director independence with respect to each director nominee it proposes to nominate for consideration of Pacific Premier shareholders for election at the 2013 annual meeting, which nominations have yet to be determined.

Compensation Committee Interlocks and Insider Participation

        For 2012, the Pacific Premier Compensation Committee, or the Compensation Committee, was comprised of Messrs. Boudreau and Goddard, who both served on the Pacific Premier Compensation Committee for all of 2012, and Mr. Jones, who was appointed to the Compensation Committee, effective January 1, 2013, after Mr. Ronald Skipper retired from the Pacific Premier board of directors on July 26, 2012. None of these individuals is or has been an officer or employee of Pacific Premier during the last fiscal year or as of the date of this proxy statement/prospectus, or is serving or has served as a member of the compensation committee of another entity that has an executive officer serving on the Compensation Committee. No executive officer of Pacific Premier served as a director of another entity that had an executive officer serving on the Compensation Committee. Finally, no executive officer of Pacific Premier served as a member of the compensation committee of another entity that had an executive officer serving as a director of Pacific Premier.

Compensation of Directors

        The Pacific Premier board of directors, acting upon a recommendation from the Compensation Committee, annually determines the non-employee directors' compensation for serving on the Pacific Premier board of directors and its committees. In establishing director compensation, the Pacific Premier board of directors and the Compensation Committee are guided by the following goals:

  •
  Compensation should consist of a combination of cash and equity awards that are designed to fairly pay the directors for work required for a company of our size and scope;

  •
  Compensation should align the directors' interests with the long-term interests of stockholders; and

  •
  Compensation should assist with attracting and retaining qualified directors.

        The Compensation Committee and the Pacific Premier board of directors most recently completed this process in November 2012, and determined that the Pacific Premier director compensation for 2013 will change from 2012 as detailed below. Pacific Premier does not pay director compensation to directors who are also employees. Below are the elements of compensation paid to nonemployee directors for their service on the Pacific Premier board of directors.

        Cash Compensation.    During the 2012 fiscal year, Pacific Premier non-employee directors received the following cash payments for their service on the boards of directors of Pacific Premier and the Bank:

  •
  A monthly cash retainer of $500 for service on the Pacific Premier board;

  •
  A monthly cash retainer of $2,000 for service on the Bank's board of directors;

  •
  A monthly cash retainer of $2,500 to the Chairman of the Bank's board of directors; and

  •
  A quarterly cash retainer of $500 to the Chairman of the audit committee of the Pacific Premier board.

        For the 2013 fiscal year, the cash compensation for non-employee directors serving on the boards of directors of Pacific Premier and the Bank was changed from a monthly cash retainer payment to an annual cash retainer payment, which payments are as follows:

  •
  An annual cash retainer of $33,000, paid quarterly, for service on the boards of directors of Pacific Premier and the Bank;

  •
  An annual cash retainer of $40,000, paid quarterly, to the Chairman of the boards of directors of Pacific Premier and the Bank;

  •
  An annual cash retainer of $6,000, paid quarterly, to the Chairman of the audit committee of the Pacific Premier board; and

  •
  An annual cash retainer of $2,000, paid quarterly, to the members of the audit committee of the Pacific Premier board.

        During 2012, Pacific Premier did not provide perquisites to any director in an amount that is reportable under applicable Commission rules and regulations. All non-employee directors are entitled to reimbursement for travel expense incurred in attending Pacific Premier board of directors and board committee meetings.

        Stock Compensation.    Each non-employee director is eligible for a grant of either stock options to purchase Pacific Premier common stock or shares of restricted stock issued from the Pacific Premier 2012 Long-Term Incentive Plan or 2004 Long-Term Incentive Plan, as recommended by the Compensation Committee. The stock options and restricted stock that Pacific Premier awards to its directors vest in equal thirds over three years on each anniversary of the date of grant, subject to earlier vesting upon the director's death while serving as a director of Pacific Premier or termination as a result of a disability. If the director retires from serving as a director of Pacific Premier, then any options granted at least two years prior to the retirement will become 100% vested on the date of retirement. Under the 2012 Long-Term Incentive Plan, stock options and restricted stock awarded to non-employee directors also are subject to early vesting upon a change of control, termination without cause, or resignation with good reason. All awards to non-employee directors are made based on the closing market price on the date of grant.

        On June 5, 2012, the following stock options were awarded to Pacific Premier's non-employee directors:

Name	# of Options	Strike Price
Kenneth A. Boudreau	2,500	$7.87
John D. Goddard	2,500	$7.87
Joseph L. Garrett	2,500	$7.87
Jeff C. Jones	2,500	$7.87
Michael L. McKennon	2,500	$7.87
Ronald G. Skipper*	2,500	$7.87

*
Mr. Skipper retired from the boards of directors of Pacific Premier and the Bank effective July 26, 2012. None of the stock options granted in 2012 to Mr. Skipper were vested at the time of his retirement and were therefore forfeited.

        Stock Ownership Guidelines for Directors.    The Pacific Premier board of directors adopted director stock ownership guidelines in March 2012, which require that its directors own shares of Pacific Premier common stock having a value of at least equal to five times the director's annual retainer. Directors have (i) five years from the date the guidelines were adopted, or March 2017, or (ii) for new directors, five years after joining the Pacific Premier board of directors, to meet the guidelines. As of December 31, 2012, all directors met the guidelines.

        Long-Term Care Insurance Plan.    As more fully described under the heading "Executive Compensation—Long-Term Care Insurance Plan" on page 88 of this proxy statement/prospectus, the Bank implemented in September 2006 a Long-Term Care Insurance Plan for the directors of the Bank and for Messrs. Gardner and Wilcox. The non-employee directors may elect not to participate in the insurance plan. For those who opt out, the amount of the insurance premium, up to $4,000 annually, will be recorded each month to their deferred compensation account with interest. See "—Deferred Compensation Plan" on page 82 of this proxy statement/prospectus. The aggregate plan premium expense for 2012 was $14,378.

        Aggregate Director Compensation in 2012.    In accordance with applicable Commission rules and regulations, the following table reports all compensation Pacific Premier paid during 2012 to its non-employee directors.

2012 DIRECTOR COMPENSATION

Name(4)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)	Total ($)
Kenneth A. Boudreau(1)	30,000	—	6,753	—	5,025	—	41,778
Joseph L. Garrett	25,000	—	6,753	—	—	—	31,753
John D. Goddard	30,000	—	6,753	—	1,132	—	37,885
David L. Hardin*	5,000	—	—	—	—	—	5,000
Jeff C. Jones	33,500	—	6,753	—	1,132	—	41,385
Michael L. McKennon(1)	32,000	—	6,753	—	5,505	—	44,258
Ronald G. Skipper**	21,000	—	6,753	—	—	—	27,753

Total	176,500		40,518	—	12,794	—	229,812

*
Mr. Hardin resigned from the boards of directors of Pacific Premier and the Bank effective March 8, 2012.

**
Mr. Skipper retired from the boards of directors of Pacific Premier and the Bank effective July 26, 2012. None of the stock options granted in 2012 to Mr. Skipper were vested at the time of his retirement and were therefore forfeited.

(1)
Mr. McKennon started deferring a portion of his Bank board fees in September 2006. Mr. Boudreau started deferring a portion of his Bank board fees in January 2008. The deferment program allows a director to defer his or her normal monthly board fees into an account that earns the rate of prime plus one percent. At December 31, 2012, Mr. McKennon had deferred $128,000 of fees and had earned $7,025 on that deferment and Mr. Boudreau had deferred $120,000 of fees and had earned $5,702 on that deferment.

(2)
The value of stock options granted in 2012 was determined based upon the aggregate grant date fair value as computed pursuant to FASB ASC Topic 718.

(3)
Represents the above market earnings in fiscal year 2012. Above market earnings represent earnings greater than 120% of the 10-year Treasury Note during 2012.

(4)
As of December 31, 2012, each of the directors held options to purchase Pacific Premier's common stock as follows: Mr. Boudreau—18,500; Mr. Garrett—2,500; Mr. Goddard—29,500; Mr. Jones—18,500; and Mr. McKennon—26,500.

  Deferred Compensation Plan

        The Bank created a Directors' Deferred Compensation Plan in September 2006 which allows non-employee directors to defer board of directors' fees and provides for additional contributions from any opt-out portion of the Long-Term Care Insurance Plan. See "Executive Compensation—Long-Term Care Insurance Plan" on page 88 of this proxy statement/prospectus. The deferred compensation is credited with interest by the Bank at prime plus one percent and the accrued liability is payable upon retirement or resignation. The Directors' Deferred Compensation Plan is unfunded. Pacific Premier is under no obligation to make matching contributions to the Directors' Deferred Compensation Plan. As of December 31, 2012, the unfunded liability for the plan was $268,727 and the interest expense for 2012 was $10,104. The table below shows the totals for the Deferred Compensation Plan contributions and earnings for the year ended December 31, 2012.

2012 NONQUALIFIED DIRECTOR DEFERRED COMPENSATION

Name	Aggregate Balance at Fiscal Year- End Prior to Last Fiscal Year-End ($)	Director Contributions in Last Fiscal Year ($)	Long-Term Care Insurance Plan Opt Out Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Kenneth A. Boudreau	104,678	24,000	—	5,025	—	133,703
Joseph L. Garrett	—	—	—	—	—	—
John D. Goddard	24,249	—	4,000	1,132	—	29,381
David L. Hardin*	—	—	—	—	—	—
Jeff C. Jones	24,249	—	4,000	1,132	—	29,381
Michael McKennon	115,043	24,000	1,498	5,505	—	146,046
Ronald G. Skipper**	—	—	—	—	—	—

Total	268,219	48,000	9,498	12,794	—	338,511

*
Mr. Hardin resigned from the boards of directors of Pacific Premier and the Bank effective March 8, 2012.

**
Mr. Skipper retired from the boards of directors and the Bank effective July 26, 2012.

Executive Compensation

  Summary Compensation Table

        The named executive officers of Pacific Premier for 2012 consisted of Steven R. Gardner, President and Chief Executive Officer; Kent J. Smith, Executive Vice President and Chief Financial Officer; Eddie Wilcox, Executive Vice President and Chief Banking Officer; and Mike Karr, Executive Vice President and Chief Credit Officer. We refer to Messrs. Gardner, Smith, Wilcox, and Karr in this proxy statement/prospectus as the "Named Executive Officers" of Pacific Premier. The following table shows the compensation of the Named Executive Officers for services to Pacific Premier or the Bank during the years ended December 31, 2012, 2011 and 2010.

 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(6)	Total ($)
Steven R. Gardner	2012	415,000	249,000	—	270,119	74,250	—	27,167	1,035,536
President and Chief Executive	2011	415,000	186,750	—	17,361	70,262	—	27,167	716,540
Officer	2010	375,000	168,750	—	—	66,098	—	35,206	645,054
Kent Smith	2012	195,000	92,250	—	67,530	—	—	12,250	367,030
Executive Vice President and	2011	195,000	48,750	—	6,944	—	—	12,250	262,944
Chief Financial Officer	2010	175,000	21,875	—	—	—	—	14,918	211,793
Eddie Wilcox	2012	225,000	105,750	—	67,530	—	—	19,198	417,478
Executive Vice President and	2011	225,000	75,000	—	6,944	—	—	19,198	326,142
Chief Banking Officer	2010	215,000	53,750	—	—	—	—	21,427	290,177
Mike Karr	2012	195,000	87,750	—	67,530	—	—	11,622	361,902
Executive Vice President and	2011	195,000	48,750	—	6,944	—	—	11,622	262,316
Chief Credit Officer	2010	185,000	27,750	—	—	—	—	21,927	234,677

(1)
Discretionary incentive cash awards earned in 2010 were paid in 2011, with the exception of Mr. Karr who received his discretionary cash incentive for 2010 in December of 2010. Discretionary incentive cash awards earned in 2011 were paid in 2012, and Discretionary incentive cash awards earned in 2012 were paid in 2013, with the exception of Messrs. Gardner and Karr who received their discretionary incentive cash in December of 2012.

(2)
There were no stock awards granted in 2010, 2011 or 2012.

(3)
Option awards include stock options that were awarded on June 5, 2012 at a grant price of $7.87 per share. Mr. Gardner was awarded options to purchase a total of 100,000 shares of Pacific Premier common stock in 2012, and Messrs. Smith, Wilcox, and Karr were each awarded stock options to purchase a total of 25,000 shares of Pacific Premier common stock in 2012.

(4)
The value of stock options granted in 2012 was determined based upon the aggregate grant date fair value as computed pursuant to FASB ASC Topic 718. Please see "Stock Option Awards" below and Note 13 to the Consolidated Financial Statements in Pacific Premier's Annual Report on Form 10-K for the year ended December 31, 2012, which will be filed with the Commission on or prior to March 18, 2013, for a discussion of the assumptions underlying the stock option award valuations.

(5)
Non-equity Incentive Plan Compensation included amounts to Mr. Gardner pursuant to the Salary Continuation Plan, which is described on page 87 of this proxy statement/prospectus.

(6)
All Other Compensation is detailed in the section "—All Other Compensation" below.

  Restricted Stock Awards

        Pacific Premier made no awards of stock in 2012.

  Stock Option Awards

        In 2012, Pacific Premier granted stock options to purchase 187,500 shares of common stock to its directors, executives and key employees. All stock options granted in 2012 were valued based on the aggregate grant date fair value of the award determined pursuant to FAS 123R with the following assumptions:

			Assumptions
Grant Date	Number of Options Granted	Grant Price Per Share	Dividend Yield	Volatility	Risk Free Rate	Expected Life (Years)	Fair Market Value at Grant Per Share
6/5/2012	187,500	$7.87	—	23.14%	1.57%	10.00	$2.70

  Non-Equity Incentive Compensation

        Pacific Premier's non-equity incentive compensation consists solely of discretionary cash bonuses paid to the Named Executive Officers. In the case of all of the Named Executive Officers, the non-equity incentive compensation cannot exceed 125% of their base salary per their employment agreements effective in 2011.

  All Other Compensation

        The amount of All Other Compensation reported for each Named Executive Officer in the Summary Compensation Table on page 84 on this proxy statement/prospectus consisted of the following:

ALL OTHER COMPENSATION

Name and Principal Position	Year	401(k) Contributions ($)	Auto ($)(1)	Group Term Life ($)	Other Insurance ($)(2)	Total ($)
Steven R. Gardner	2012	22,500	1,329	1,008	7,326	32,163
President and Chief Executive Officer
Kent Smith	2012	22,500	—	261	4,576	27,337
Executive Vice President and Chief Financial Officer
Eddie Wilcox	2012	11,995	5,000	315	4,074	21,384
Executive Vice President and Chief Banking Officer
Mike Karr	2012	17,000	—	174	5,486	22,660
Executive Vice President and Chief Credit Officer

(1)
Mr. Gardner has the use of a company-leased vehicle and this amount represents the personal use by Mr. Gardner. Mr. Wilcox received an annual auto allowance of $5,000.

(2)
Mr. Gardner is covered under a separate $1.5 million life insurance policy, for which the Bank pays $698.70 every six months. The Bank pays for a Short Term Disability policy for Mr. Gardner which costs $1,728 annually.

  Grants of Plan-Based Awards in 2012

        Other than the grants of stock options to purchase shares of Pacific Premier common stock to directors, executives, and key employees described in this proxy statement/prospectus, Pacific Premier made no grants of plan-based awards in 2012.

  Outstanding Equity Awards

        This table shows the equity awards that have been previously awarded to each of the Named Executive Officers and which remained outstanding as of December 31, 2012.

 2012 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Steven R. Gardner	25,000	—	—	$10.54	12/10/2013
President and Chief Executive	75,000	—	—	$10.65	6/30/2014
Officer	25,000	—	—	$12.10	1/3/2017
	25,000	—	—	$7.10	1/2/2018
	35,000	—	—	$5.01	8/27/2018
	5,000	—	3,334	$6.30	1/5/2021
	100,000	—	100,000	$7.87	6/5/2022
Kent Smith	2,000	—	1,334	$6.30	1/5/2021
Executive Vice President and	25,000	—	25,000	$7.87	6/5/2022
Chief Financial Officer
Eddie Wilcox	10,000	—	—	$7.47	8/4/2013
Executive Vice President and	5,000	—	—	$10.54	12/10/2013
Chief Banking Officer	25,000	—	—	$10.65	6/30/2014
	10,000	—	—	$12.10	1/3/2017
	25,000	—	—	$7.10	1/2/2018
	17,500	—	—	$5.01	8/27/2018
	2,000	—	1,334	$6.30	1/5/2021
	25,000	—	25,000	$7.87	6/5/2022
Mike Karr	5,000	—	—	$12.10	1/3/2017
Executive Vice President and	10,000	—	—	$7.10	1/2/2018
Chief Credit Officer	10,000	—	—	$5.01	8/27/2018
	2,000	—	1,334	$6.30	1/5/2021
	25,000	—	25,000	$7.87	6/5/2022

        As of December 31, 2012, there were no outstanding restricted stock awards held by any of the Named Executive Officers.

        The unearned stock options reported in the table above vest as follows:

Name	Unvested	Vesting Date	Vesting %
Steven R. Gardner	3,334	1/5/2014	100%
	100,000	6/5/2015	100%
Kent Smith	1,334	1/5/2014	100%
	25,000	6/5/2015	100%
Eddie Wilcox	1,334	1/5/2014	100%
	25,000	6/5/2015	100%
Mike Karr	1,334	1/5/2014	100%
	25,000	6/5/2015	100%

  Exercised Stock Options in 2012

2012 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Steven R. Gardner*	25,000	107,500	—	$—
President and Chief Executive Officer

*
Mr. Gardner exercised stock options for 25,000 shares of Pacific Premier common stock on December 19, 2012. The stock options had an expiration date of December 19, 2012 and an exercise price of $5.85 per share.

  Pension Benefits

        Pacific Premier has no pension benefits plans.

  Nonqualified Deferred Compensation

        Pacific Premier offers two nonqualified defined contribution plans: the Director's Deferred Compensation Plan and the Salary Continuation Plan. Currently Pacific Premier only offers deferred compensation to the Pacific Premier board of directors under the Director's Deferred Compensation Plan as more fully described under "Compensation of Directors—Deferred Compensation Plan" on page 82 of this proxy statement/prospectus. Pacific Premier does not offer deferred compensation to the Named Executive Officers at this time. During 2012, the Pacific Premier Chief Executive Officer, which is the sole participant in our Salary Continuation Plan did not withdraw any amounts from the Salary Continuation Plan.

  Salary Continuation Plan

        In 2006, the Bank implemented a non-qualified supplemental retirement plan for the Pacific Premier Chief Executive Officer. Because the Salary Continuation Plan is an unfunded plan, Pacific Premier is under no obligation to fund the Salary Continuation Plan. The Salary Continuation Plan, as outlined in the Salary Continuation Agreement between the Bank and the Pacific Premier Chief Executive Officer, provides for the annual benefit of $150,000 for the Pacific Premier Chief Executive Officer, which is to be paid out in twelve (12) equal monthly installments commencing on the first day of the month following normal retirement at age 62. The annual benefit shall be distributed to the Chief Executive Officer for fifteen (15) years. For additional information about the terms of the Salary Continuation Agreement, see "—Salary Continuation Agreement" on page 95 of this proxy statement/prospectus.

        The amount expensed in 2012 under the Salary Continuation Plan amounted to an aggregate of $80,378, of which $74,250 was for Mr. Gardner. As of December 31, 2012, $523,628 was recorded in other liabilities on the consolidated statements of condition for this Salary Continuation Plan. The Salary Continuation Plan was accounted for in accordance with SFAS No. 158 as of December 31, 2012.

        In January 2013, the board of directors of the Bank amended the Salary Continuation Plan to increase the annual benefit payable the Chief Executive Officer from $150,000 to $200,000.

 2012 NONQUALIFIED SALARY CONTINUATION PLAN

Name	Aggregate Balance at Fiscal Year-End Prior to Last Fiscal Year-End ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawls/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Steven R. Gardner	351,801	74,250	—	—	426,051
President and Chief Executive Officer

  Long-Term Care Insurance Plan

        In September 2006, the Bank implemented the Long-Term Care Insurance Plan for the Named Executive Officers and non-employee directors of the Bank. The non-employee directors may elect not to participate in the insurance plan. For those who opt out, the amount of the insurance premium, up to $4,000 annually, is recorded each month to their deferred compensation account with interest. The expense for the Long-Term Care Insurance Plan in 2012, for the Named Executive Officers and directors, was $14,378.

2012 LONG-TERM CARE INSURANCE

Name	Premiums Paid by Registrant ($)
Kenneth A. Boudreau	—
Joseph L. Garrett	—
John D. Goddard	—
David L. Hardin*	3,907
Jeff C. Jones	—
Michael L. McKennon	2,502
Ronald G. Skipper**	4,000

Total Directors	10,409

Steven R. Gardner	2,502
Eddie Wilcox	1,467
Kent Smith	—
Mike Karr	—

Total Named Executives	3,969

Total Long-Term Care Insurance	14,378

*
Mr. Hardin resigned from the boards of directors of Pacific Premier and the Bank effective March 8, 2012.

**
Mr. Skipper retired from the boards of directors of Pacific Premier and the Bank effective July 26, 2012.

  Employment Agreements

        Given the state of our industry and the Named Executive Officers' leadership positions with Pacific Premier or the Bank, Pacific Premier previously entered into employment agreements with the Named Executive Officers in 2011. Pacific Premier believes employment agreements serve a number of functions, including (1) retention of our Named Executive Officers; (2) mitigation of any uncertainty about future employment and continuity of management in the event of a change in control; and

(3) protection of Pacific Premier and customers through confidentiality and non-solicitation covenants. In January 2012, Pacific Premier amended employment agreements with the Named Executive Officers. The amended employment agreements entered into by the Bank and Pacific Premier with the Named Executive Officers generally have the same terms as the prior agreement. A summary of the employment agreement terms include the following:

        Gardner Employment Agreement.    Mr. Steven Gardner, Pacific Premier and the Bank entered into an Employment Agreement dated January 1, 2012 ("Gardner Agreement") that provides for the employment of Mr. Gardner as the President and Chief Executive Officer of Pacific Premier and the Bank. The Gardner Agreement has a term of three (3) years and, on each annual anniversary date, the term automatically is extended for an additional one-year period by Pacific Premier's and the Bank's boards of directors, unless Mr. Gardner, on the one hand, or Pacific Premier or the Bank, on the other hand, gives written notice to the other party of its election not to extend the term of the Gardner Agreement, with such notice to be given not less than ninety (90) days prior to any such anniversary date. If such notice is given by either party, then the Gardner Agreement will terminate at the conclusion of its remaining term.

        Pursuant to the Gardner Agreement, Mr. Gardner will receive a minimum base salary of $415,000 per year, which may be increased from time to time in such amounts as may be determined by Pacific Premier's and the Bank's boards of directors. In addition, Mr. Gardner will be eligible for a discretionary performance bonus not to exceed 100% of his base salary, based on his individual performance and the overall performance of Pacific Premier and the Bank, with eligibility and the amount of any such bonus to be at the discretion of the Compensation Committee of each of Pacific Premier's and the Bank's boards of directors. In addition, Mr. Gardner will receive the use of an automobile paid for by Pacific Premier and the Bank. Mr. Gardner also is entitled to participate in any pension, retirement or other benefit plan or program given to employees and executives of Pacific Premier and the Bank, to the extent commensurate with Mr. Gardner's then duties and responsibilities as fixed by the boards of directors of Pacific Premier and the Bank.

        Pursuant to the Gardner Agreement, Pacific Premier and the Bank have the right, at any time upon prior notice of termination, to terminate Mr. Gardner's employment for any reason, including, without limitation, termination for "Cause" or "Disability" (each as defined in the Gardner Agreement), and Mr. Gardner has the right, upon prior notice of termination, to terminate his employment with Pacific Premier and the Bank for any reason.

        In the event that Mr. Gardner's employment is (i) terminated by Pacific Premier and the Bank for other than Cause, Disability, or Mr. Gardner's death and such termination occurs within two (2) years following a "Change in Control" (as defined in the Gardner Agreement) or (ii) by Mr. Gardner due to a material breach of the Gardner Agreement by Pacific Premier and the Bank, or for "Good Reason" (as defined in the Gardner Agreement), then Mr. Gardner will be entitled to receive a lump sum a cash severance amount equal to Mr. Gardner's base salary plus his incentive bonus for the previous year as in effect immediately prior to the date of termination, multiplied by three (3) years, less taxes and other required withholding. In the event that Mr. Gardner's employment is terminated by Pacific Premier and the Bank for other than Cause, Disability, or Mr. Gardner's death and such termination does not occur in conjunction with a Change in Control or two (2) years after a Change in Control, then Mr. Gardner will be entitled to receive a lump sum cash severance amount equal to Mr. Gardner's base salary as in effect immediately prior to the date of termination multiplied by two (2) years, plus his incentive bonus for the previous year, less taxes and other required withholding. In each case, Mr. Gardner also will be entitled to receive for a period ending at the earlier of (x) the third anniversary of the date of termination or (y) the date of his full-time employment by another employer, at no cost to him, the continued participation in all group insurance, life insurance, health and accident, disability and other employee benefit plans, programs and arrangements in which he was entitled to participate immediately prior to the date of termination, other than any stock option or other stock compensation plans or bonus plans of Pacific Premier and the Bank; provided, however, if his participation in any such plan, program or arrangement is barred, Pacific Premier and the Bank will arrange to provide him with benefits substantially similar to those he was entitled to receive under such plans, programs and arrangements.

        If the payments and benefits to Mr. Gardner upon termination would constitute a "parachute payment" under Section 280G of the Code, the payments and benefits payable by Pacific Premier and the Bank under the Gardner Agreement will be reduced, in the manner determined by Mr. Gardner, by the amount, if any, which is the minimum necessary to result in no portion of the payments and benefits payable by Pacific Premier and the Bank to Mr. Gardner being non-deductible to Pacific Premier and the Bank pursuant to Section 280G of the Code and subject to the excise tax imposed under Section 4999 of the Code.

        In the event that Mr. Gardner's employment is terminated by Pacific Premier and the Bank for Cause, or Mr. Gardner terminates his employment other than for Disability or Good Reason, Mr. Gardner will have no right to compensation or other benefits for any period after the applicable date of termination other than for base salary accrued through the date of termination. In the event that Mr. Gardner's employment is terminated as a result of Disability or death during the term of the Gardner Agreement, Mr. Gardner, or his estate in the event of his death, will receive the lesser of (i) his existing base salary as in effect as of the date of termination or death, multiplied by one (1) year or (ii) his base salary for the duration of the term of employment.

        Mr. Gardner has agreed that during the term of his employment and after termination of his employment that he will not disclose to any other person or entity, other than in the regular course of business of Pacific Premier and the Bank, any "Confidential and Proprietary Information" (as defined in the Gardner Agreement), other than pursuant to applicable law, regulation or subpoena or with the prior written consent of Pacific Premier and the Bank. Mr. Gardner has agreed that during the term of the Gardner Agreement and for two (2) years after the date of termination, he will not solicit for hire or encourage another person to solicit for hire a "Covered Employee" (as defined in the Gardner Agreement).

        The Gardner Agreement will not impact the benefits that Mr. Gardner is entitled to receive pursuant to the Salary Continuation Agreement between Mr. Gardner and the Bank dated April 1, 2006.

        Wilcox Employment Agreement.    Mr. Edward Wilcox, Pacific Premier and the Bank entered into an Employment Agreement dated January 1, 2012 ("Wilcox Agreement") that provides for the employment of Mr. Wilcox as the Executive Vice President and Chief Banking Officer of Pacific Premier and the Bank. The Wilcox Agreement has a term of three (3) years, and, on each annual anniversary date, the term automatically is extended for an additional one-year period by Pacific Premier's and the Bank's boards of directors, unless Mr. Wilcox, on the one hand, or Pacific Premier or the Bank, on the other hand, gives written notice to the other party of its election not to extend the term of the Wilcox Agreement, with such notice to be given not less than ninety (90) days prior to any such anniversary date. If such notice is given by either party, then the Wilcox Agreement will terminate at the conclusion of its remaining term.

        Pursuant to the Wilcox Agreement, Mr. Wilcox will receive a minimum base salary of $235,000 per year, which may be increased from time to time in such amounts as may be determined by Pacific Premier's and the Bank's boards of directors. In addition, Mr. Wilcox will be eligible for a discretionary performance bonus not to exceed 100% of his base salary, based on his individual performance and the overall performance of Pacific Premier and the Bank, with eligibility and the amount of any such bonus to be at the discretion of the Compensation Committee of each of Pacific Premier's and Bank's boards of directors. Mr. Wilcox is also entitled to participate in any pension, retirement or other benefit plan or program given to employees and executives of Pacific Premier and the Bank, to the extent commensurate with Mr. Wilcox's then duties and responsibilities as fixed by the boards of directors of Pacific Premier and the Bank.

        Pursuant to the Wilcox Agreement, Pacific Premier and the Bank have the right, at any time upon prior notice of termination, to terminate Mr. Wilcox's employment for any reason, including, without limitation, termination for "Cause" or "Disability" (each as defined in the Wilcox Agreement), and Mr. Wilcox has the right, upon prior notice of termination, to terminate his employment with Pacific Premier and the Bank for any reason.

        In the event that Mr. Wilcox's employment is (i) terminated by Pacific Premier and the Bank for other than Cause, Disability, or Mr. Wilcox's death and such termination occurs within two (2) years following a "Change in Control" (as defined in the Wilcox Agreement) or (ii) by Mr. Wilcox due to a material breach of the Wilcox Agreement by Pacific Premier and the Bank, or for "Good Reason" (as defined in the Wilcox Agreement), then Mr. Wilcox will be entitled to receive a lump sum cash severance amount equal to his base salary plus his incentive bonus for the previous year as in effect immediately prior to the date of termination, less taxes and other required withholding. In the event that Mr. Wilcox's employment is terminated by Pacific Premier and the Bank for other than Cause, Disability, or Mr. Wilcox's death and such termination does not occur in conjunction with a Change in Control or two (2) years after a Change in Control, then Mr. Wilcox will be entitled to receive a lump sum cash severance amount equal to his base salary as in effect immediately prior to the date of termination, plus his incentive bonus for the previous year, less taxes and other required withholding. In each case, Mr. Wilcox also will be entitled to receive for a period ending at the earlier of (x) the third anniversary of the date of termination or (y) the date of his full-time employment by another employer, at no cost to him, the continued participation in all group insurance, life insurance, health and accident, disability and other employee benefit plans, programs and arrangements in which he was entitled to participate immediately prior to the date of termination, other than any stock option or other stock compensation plans or bonus plans of Pacific Premier and the Bank; provided, however, if his participation in any such plan, program or arrangement is barred, Pacific Premier and the Bank will arrange to provide him with benefits substantially similar to those he was entitled to receive under such plans, programs and arrangements.

        If the payments and benefits to Mr. Wilcox upon termination would constitute a "parachute payment" under Section 280G of the Code, the payments and benefits payable by Pacific Premier and the Bank under the Wilcox Agreement will be reduced, in the manner determined by Mr. Wilcox, by the amount, if any, which is the minimum necessary to result in no portion of the payments and benefits payable by Pacific Premier and the Bank to Mr. Wilcox being non-deductible to Pacific Premier and the Bank pursuant to Section 280G of the Code and subject to the excise tax imposed under Section 4999 of the Code.

        In the event that Mr. Wilcox's employment is terminated by Pacific Premier and the Bank for Cause, or Mr. Wilcox terminates his employment other than for Disability or Good Reason, Mr. Wilcox will have no right to compensation or other benefits for any period after the applicable date of termination or death other than for base salary accrued through the date of termination or death. In the event that Mr. Wilcox's employment is terminated as a result of Disability or Mr. Wilcox's death during the term of the Wilcox Agreement, Mr. Wilcox, or his estate in the event of his death, will receive the lesser of (i) his existing base salary as in effect as of the date of termination or death, multiplied by one (1) year or (ii) his base salary for the duration of the term of employment.

        Mr. Wilcox has agreed that during the term of his employment and after termination of his employment, he will not disclose to any other person or entity, other than in the regular course of business of Pacific Premier and the Bank, any "Confidential and Proprietary Information" (as defined in the Wilcox Agreement), other than pursuant to applicable law, regulation or subpoena or with the prior written consent of Pacific Premier and the Bank. Pursuant to the terms of the Wilcox Agreement,

Mr. Wilcox agreed that during the term of the Wilcox Agreement and for one (1) year after the date of termination he will not solicit for hire or encourage another person to solicit for hire a "Covered Employee" (as defined in the Wilcox Agreement).

        Smith Employment Agreement.    Mr. Kent Smith, Pacific Premier and the Bank entered into an Employment Agreement dated January 1, 2012 ("Smith Agreement") that provides for the employment of Mr. Smith as the Executive Vice President and Chief Financial Officer of Pacific Premier and the Bank. The Smith Agreement has a term of three (3) years, and, on each annual anniversary date, the term automatically is extended for an additional one-year period by Pacific Premier's and the Bank's boards of directors, unless Mr. Smith, on the one hand, or Pacific Premier or the Bank, on the other hand, gives written notice to the other party of its election not to extend the term of the Smith Agreement, with such notice to be given not less than ninety (90) days prior to any such anniversary date. If such notice is given by either party, then the Smith Agreement will terminate at the conclusion of its remaining term.

        Pursuant to the Smith Agreement, Mr. Smith will receive a minimum base salary of $205,000 per year, which may be increased from time to time in such amounts as may be determined by Pacific Premier's and the Bank's boards of directors. In addition, Mr. Smith will be eligible for a discretionary performance bonus not to exceed 100% of his base salary, based on his individual performance and the overall performance of Pacific Premier and the Bank, with eligibility and the amount of any such bonus to be at the discretion of the Compensation Committee of each of Pacific Premier's and Bank's boards of directors. Mr. Smith is also entitled to participate in any pension, retirement or other benefit plan or program given to employees and executives of Pacific Premier and the Bank, to the extent commensurate with Mr. Smith's then duties and responsibilities as fixed by the boards of directors of Pacific Premier and the Bank.

        Pursuant to the Smith Agreement, Pacific Premier and the Bank have the right, at any time upon prior notice of termination, to terminate Mr. Smith's employment for any reason, including, without limitation, termination for "Cause" or "Disability" (each as defined in the Smith Agreement), and Mr. Smith has the right, upon prior notice of termination, to terminate his employment with the Bank for any reason.

        In the event that Mr. Smith's employment is (i) terminated by Pacific Premier and the Bank for other than Cause, Disability, or Mr. Smith's death and such termination occurs within two (2) years following a "Change in Control" (as defined in the Smith Agreement) or (ii) by Mr. Smith due to a material breach of the Smith Agreement by Pacific Premier and the Bank, or for "Good Reason" (as defined in the Smith Agreement), then Mr. Smith will be entitled to receive a lump sum cash severance amount equal to his base salary plus his incentive bonus for the previous year as in effect immediately prior to the date of termination, less taxes and other required withholding. In the event that Mr. Smith's employment is terminated by Pacific Premier and the Bank for other than Cause, Disability, or Mr. Smith's death and such termination does not occur in conjunction with a Change in Control or two (2) years after a Change in Control, then Mr. Smith will be entitled to receive a lump sum cash severance amount equal to his base salary as in effect immediately prior to the date of termination, plus his incentive bonus for the previous year, less taxes and other required withholding. In each case, Mr. Smith also will be entitled to receive for a period ending at the earlier of (x) the third anniversary of the date of termination or (y) the date of his full-time employment by another employer, at no cost to him, the continued participation in all group insurance, life insurance, health and accident, disability and other employee benefit plans, programs and arrangements in which he was entitled to participate immediately prior to the date of termination, other than any stock option or other stock compensation plans or bonus plans of Pacific Premier and the Bank; provided, however, if his participation in any such plan, program or arrangement is barred, Pacific Premier and the Bank will arrange to provide him with benefits substantially similar to those he was entitled to receive under such plans, programs and arrangements.

        If the payments and benefits to Mr. Smith upon termination would constitute a "parachute payment" under Section 280G of the Code, the payments and benefits payable by Pacific Premier and the Bank under the Smith Agreement will be reduced, in the manner determined by Mr. Smith, by the amount, if any, which is the minimum necessary to result in no portion of the payments and benefits payable by Pacific Premier and the Bank to Mr. Smith being non-deductible to Pacific Premier and the Bank pursuant to Section 280G of the Code and subject to the excise tax imposed under Section 4999 of the Code.

        In the event that Mr. Smith's employment is terminated by Pacific Premier and the Bank for Cause, or Mr. Smith terminates his employment other than for Disability or Good Reason, Mr. Smith will have no right to compensation or other benefits for any period after the applicable date of termination or death other than for base salary accrued through the date of termination or death. In the event that Mr. Smith's employment is terminated as a result of Disability or Mr. Smith's death during the term of the Smith Agreement, Mr. Smith, or his estate in the event of his death, will receive the lesser of (i) his existing base salary as in effect as of the date of termination or death, multiplied by one (1) year or (ii) his base salary for the duration of the term of employment.

        Mr. Smith has agreed that during the term of his employment and after termination of his employment, he will not disclose to any other person or entity, other than in the regular course of business of Pacific Premier and the Bank, any "Confidential and Proprietary Information" (as defined in the Smith Agreement), other than pursuant to applicable law, regulation or subpoena or with the prior written consent of Pacific Premier and the Bank. Pursuant to the terms of the Smith Agreement, Mr. Smith has agreed that during the term of the Smith Agreement and for one (1) year after the date of termination he will not solicit for hire or encourage another person to solicit for hire a "Covered Employee" (as defined in the Smith Agreement).

        Karr Employment Agreement.    Mr. Michael Karr, Pacific Premier and the Bank entered into an Employment Agreement dated January 1, 2012 ("Karr Agreement") that provides for the employment of Mr. Karr as the Executive Vice President and Chief Credit Officer of Pacific Premier and the Bank. The Karr Agreement has a term of three (3) years, and, on each annual anniversary date, the term automatically is extended for an additional one-year period by Pacific Premier's and the Bank's boards of directors, unless Mr. Karr, on the one hand, or Pacific Premier or the Bank, on the other hand, gives written notice to the other party of its election not to extend the term of the Karr Agreement, with such notice to be given not less than ninety (90) days prior to any such anniversary date. If such notice is given by either party, then the Karr Agreement will terminate at the conclusion of its remaining term.

        Pursuant to the Karr Agreement, Mr. Karr will receive a minimum base salary of $195,000 per year, which may be increased from time to time in such amounts as may be determined by Pacific Premier's and the Bank's boards of directors. In addition, Mr. Karr will be eligible for a discretionary performance bonus not to exceed 100% of his base salary, based on his individual performance and the overall performance of Pacific Premier and the Bank, with eligibility and the amount of any such bonus to be at the discretion of the Compensation Committee of each of Pacific Premier's and Bank's boards of directors. Mr. Karr is also entitled to participate in any pension, retirement or other benefit plan or program given to employees and executives of Pacific Premier and the Bank, to the extent commensurate with Mr. Karr's then duties and responsibilities as fixed by the boards of directors of Pacific Premier and the Bank.

        Pursuant to the Karr Agreement, Pacific Premier and the Bank have the right, at any time upon prior notice of termination, to terminate Mr. Karr's employment for any reason, including, without limitation, termination for "Cause" or "Disability" (each as defined in the Karr Agreement), and Mr. Karr has the right, upon prior notice of termination, to terminate his employment with the Bank for any reason.

        In the event that Mr. Karr's employment is (i) terminated by Pacific Premier and the Bank for other than Cause, Disability, or Mr. Karr's death and such termination occurs within two (2) years following a "Change in Control" (as defined in the Karr Agreement) or (ii) by Mr. Karr due to a material breach of the Karr Agreement by Pacific Premier and the Bank, or for "Good Reason" (as defined in the Karr Agreement), then Mr. Karr will be entitled to receive a lump sum cash severance amount equal to his base salary plus his incentive bonus for the previous year as in effect immediately prior to the date of termination, less taxes and other required withholding. In the event that Mr. Karr's employment is terminated by Pacific Premier and the Bank for other than Cause, Disability, or Mr. Karr's death and such termination does not occur in conjunction with a Change in Control or two (2) years after a Change in Control, then Mr. Karr will be entitled to receive a lump sum cash severance amount equal to his base salary as in effect immediately prior to the date of termination, plus his incentive bonus for the previous year, less taxes and other required withholding. In each case, Mr. Karr also will be entitled to receive for a period ending at the earlier of (x) the third anniversary of the date of termination or (y) the date of his full-time employment by another employer, at no cost to Mr. Karr, the continued participation in all group insurance, life insurance, health and accident, disability and other employee benefit plans, programs and arrangements in which he was entitled to participate immediately prior to the date of termination, other than any stock option or other stock compensation plans or bonus plans of Pacific Premier and the Bank; provided, however, if his participation in any such plan, program or arrangement is barred, Pacific Premier and the Bank will arrange to provide him with benefits substantially similar to those he was entitled to receive under such plans, programs and arrangements.

        If the payments and benefits to Mr. Karr upon termination would constitute a "parachute payment" under Section 280G of the Code, the payments and benefits payable by Pacific Premier and the Bank under the Karr Agreement will be reduced, in the manner determined by Mr. Karr, by the amount, if any, which is the minimum necessary to result in no portion of the payments and benefits payable by Pacific Premier and the Bank to Mr. Karr being non-deductible to Pacific Premier and the Bank pursuant to Section 280G of the Code and subject to the excise tax imposed under Section 4999 of the Code.

        In the event that Mr. Karr's employment is terminated by Pacific Premier and the Bank for Cause, or Mr. Karr terminates his employment other than for Disability or Good Reason, Mr. Karr will have no right to compensation or other benefits for any period after the applicable date of termination or death other than for base salary accrued through the date of termination or death. In the event that Mr. Karr's employment is terminated as a result of Disability or Mr. Karr's death during the term of the Karr Agreement, Mr. Karr, or his estate in the event of his death, will receive the lesser of (i) his existing base salary as in effect as of the date of termination or death, multiplied by one (1) year or (ii) his base salary for the duration of the term of employment.

        Mr. Karr has agreed that during the term of his employment and after termination of his employment, he will not disclose to any other person or entity, other than in the regular course of business of Pacific Premier and the Bank, any "Confidential and Proprietary Information" (as defined in the Karr Agreement), other than pursuant to applicable law, regulation or subpoena or with the prior written consent of Pacific Premier and the Bank. Pursuant to the terms of the Karr Agreement, Mr. Karr has agreed that during the term of the Karr Agreement and for one (1) year after the date of termination he will not solicit for hire or encourage another person to solicit for hire a "Covered Employee" (as defined in the Karr Agreement).

  Salary Continuation Agreement

        The following describes the potential payments required pursuant to the Salary Continuation Agreement that Pacific Premier entered into with Mr. Gardner on April 1, 2006, which is still in effect, in the event of his termination or a change of control.

        Early Termination other than due to Change in Control, Death, Disability or for Cause.    In the event of an early termination of Mr. Gardner's employment agreement, which termination results other than from a change in control, disability or cause, as such terms are defined in the Salary Continuation Agreements, Mr. Gardner will receive one hundred percent (100%) of the accrual balance, as defined in the Salary Continuation Agreement, determined as of the end of the month preceding the termination payable in twelve (12) equal monthly installments for a period of fifteen (15) years.

        Disability Benefit.    In the event Mr. Gardner's employment is terminated due to disability, Mr. Gardner will receive one hundred percent (100%) of the accrual balance determined as of the end of the month preceding the termination payable in twelve (12) equal monthly installments for a period of fifteen (15) years.

        Change in Control Benefit.    Upon a change of control, followed within twelve (12) months by a termination of the Mr. Gardner's employment agreement, Mr. Gardner will receive a lump sum amount equal to the present value of the stream of one hundred eighty (180) monthly payments of $12,500 each; provided that, in the event this amount is subject to federal excise taxes under the "golden parachute" provisions under Section 280G of the Internal Revenue Code, the payments will be reduced or delayed to the extent it would not be an excess parachute payment.

        Death Benefit.    In the event Mr. Gardner dies while employed by us, his beneficiary will receive a lump sum amount equal to the present value of the stream of one hundred eighty (180) monthly payments of $12,500.

  Summary of Potential Termination Payments

        The following table reflects the value as of December 31, 2012 of termination payments and benefits that each of Messrs. Gardner, Smith, Wilcox and Karr would receive under their respective employment agreements and the termination payments and benefits that Mr. Gardner would receive under his Salary Continuation Agreement, if their employment terminated on December 31, 2012 under the circumstances shown in this table below. This table does not include accrued salary and benefits, or certain amounts that the Messrs. Gardner, Smith, Wilcox and Karr would be entitled to receive under certain plans or arrangements that do not discriminate in scope, terms or operation, in favor of Pacific Premier's executive officers and that are generally available to all salaried employees.

        None of Messrs. Gardner, Smith, Wilcox or Karr will receive any change in control, golden parachute or any other types of payments described in the table below as a result of or in connection with the consummation of the FAB merger.

Officer	Severance ($)		Insurance Benefits ($)		Salary Continuation Plan ($)		Equity Accelerated Vesting ($)		Total ($)
Steven R. Gardner
Termination for Cause or Resignation without Disability or Good Reason	—		—		426,051	(5)	—		426,051
Death	415,000	(1)	1,500,000		1,488,700	(4)	250,199	(8)	3,653,899
Disability	415,000	(1)	36,000		426,051	(5)	250,199	(8)	1,127,250
Retirement	—		—		2,250,000	(6)	250,199	(8)	2,500,199
Change of Control	—		—		—		—		—
Termination without Cause, or Resignation Due to Our Material Breach	1,992,000	(2)	27,076	(3)	426,051	(5)	—		2,445,127
Termination in connection with a Change in Control	1,992,000	(2)	27,076	(3)	1,778,932	(7)	—		3,798,008
Eddie Wilcox
Termination for Cause or Resignation without Disability or Good Reason	—		—		—		—		—
Death	225,000	(1)	—		—		64,530	(8)	289,530
Disability	225,000	(1)	—		—		64,530	(8)	289,530
Retirement	—		—		—		64,530	(8)	64,530
Change of Control	—		—		—		—		—
Termination without Cause, or Resignation Due to Our Material Breach	330,750	(2)	15,298	(3)	—		—		346,048
Termination in connection with a Change in Control	330,750	(2)	15,298	(3)	—		—		346,048
Kent Smith
Termination for Cause or Resignation without Disability or Good Reason	—		—		—		—		—
Death	195,000	(1)	—		—		64,530	(8)	259,530
Disability	195,000	(1)	—		—		64,530	(8)	259,530
Retirement	—		—		—		64,530	(8)	64,530
Change of Control	—		—		—		—		—
Termination without Cause, or Resignation Due to Our Material Breach	287,250	(2)	16,195	(3)	—		—		303,445
Termination in connection with a Change in Control	287,250	(2)	16,195	(3)	—		—		303,445
Mike Karr
Termination for Cause or Resignation without Disability or Good Reason	—		—		—		—		—
Death	195,000	(1)	—		—		64,530	(8)	259,530
Disability	195,000	(1)	—		—		64,530	(8)	259,530
Retirement	—		—		—		64,530	(8)	64,530
Change of Control	—		—		—		—		—
Termination without Cause, or Resignation Due to Our Material Breach	282,750	(2)	14,641	(3)	—		—		297,391
Termination in connection with a Change in Control	282,750	(2)	14,641	(3)	—		—		297,391

(1)
The amount with respect to termination due to disability or death, represents shall be equal to the lesser of (i) base salary as in effect as of the date of termination, multiplied by one (1) year, or (ii) base salary for the duration of the term of the Named Executive Officer's employment agreement.

(2)
For Mr. Gardner, the amount represents a cash severance amount equal to the executive's base salary as in effect immediately prior to the date of termination plus his incentive bonus for the previous year, multiplied by three (3) years, to be paid in a lump sum. For Messrs. Smith, Wilcox, and Karr the amount represents a cash severance amount equal to the executive's base salary as in effect immediately prior to the date of termination, plus his incentive bonus for the previous year, to be paid in a lump sum. The foregoing severance amounts will be modified or reduced pursuant to Sections 280G or 4999 of the Internal Revenue Code (as applicable) as more fully described under "—Employment Agreements" beginning on page 88 of this proxy statement/prospectus.

(3)
Represents the incremental cost to Pacific Premier resulting in the individual's participation, at no cost to him, in all group insurance, life insurance, health and accident, disability and other employee benefit plans, programs and arrangements in which he was entitled to participate immediately prior to the date of termination (other than any stock option or other stock compensation plans or bonus plans of us), for a period ending at the earlier of (i) the third anniversary of the date of termination, and (ii) the date of his full-time employment by another employer, provided that in the event the individual's participation in any such plan, program or arrangement is barred, we must arrange to provide him with benefits substantially similar to those he was entitled to receive under such plans, programs and arrangements prior to the date of termination.

(4)
Represents a lump sum amount equal to the present value of the stream of one hundred eighty (180) monthly payments of $12,500 each.

(5)
Represents an amount equal to one hundred percent (100%) of the accrual balance, as defined in the Salary Continuation Agreement, determined as of the end of the month preceding the termination payable in twelve (12) equal monthly installments for a period of fifteen (15) years.

(6)
Represents $150,000 payable annually in twelve (12) equal monthly installments for a period of fifteen (15) years.

(7)
Upon a change of control, followed within twelve (12) months by a termination of an executive's employment agreement, represents a lump sum amount equal to the present value of the stream of one hundred eighty (180) monthly payments of $12,500 each; provided that, in the event this amount is subject to federal excise taxes under the "golden parachute" provisions under Section 280G of the Internal Revenue Code, the payments will be reduced or delayed to the extent it would not be an excess parachute payment.

(8)
Reflects the dollar value of unexercisable options that become exercisable upon the occurrence of a sale event or termination due to death, disability or retirement pursuant to the terms of the Pacific Premier 2000 Stock Incentive Plan, the Pacific Premier 2004 Long-Term Incentive Plan and the Pacific Premier 2012 Long-Term Incentive Plan. The dollar value of the vested of stock options were determined by calculating the closing price of the Company's common stock on December 31, 2012 less the stock option exercise price, and multiplying that by the number of shares for each award at the end of year 2012.

  Incentive Compensation

        Pacific Premier's incentive compensation is designed to provide cash (short-term) and equity-based (long-term) incentive compensation to:

  •
  promote high performance on a risk adjusted basis and achievement of the our strategic plans by our Named Executive Officers and key employees;

  •
  encourage the growth of shareholder value; and

  •
  allow key employees to participate as an equity shareholder in the long-term growth and profitability of Pacific Premier.

        Annual Incentive Cash Awards.    The Compensation Committee oversees establishment of annual discretionary incentive cash awards that are designed to motivate short-term performance and retain talent. In 2012, the Compensation Committee focused on both Pacific Premier's performance compared to select peer banks performance, as well as the Named Executive Officers' performance in light of the key areas of implementation of the strategic plan such as new business account acquisition, new relationship account growth, core deposit growth, loan portfolio diversification, loan quality, as well as the overall risk mitigation and management practices.

        The Compensation Committee analyzed the Bank's financial performance compared to Pacific Premier's 2012 budget and financial forecast and the peer banks and referenced the increasingly challenging environment for financial institutions.

        When determining the Named Executive Officers' discretionary cash awards, the Compensation Committee also took into consideration all components of compensation including the Named Executive Officer's use of a Company owned vehicle or vehicle allowance, the payment of his life insurance premium, health benefits, Salary Continuation Plan, if applicable, and total cash compensation.

        Based on its analysis, the Compensation Committee approved the following discretionary incentive cash awards for the Named Executive Officers for 2012, which were paid in January 2013, in the amount of $186,750 for Mr. Gardner, $48,750 for Mr. Smith, $75,000 for Mr. Wilcox, and $48,750 for Mr. Karr. These amounts, as a percentage of salary, were below the median of targeted incentives for the peer companies which did not participate in the U.S. Treasury's TARP Capital Purchase Program. Over the past several years, discretionary incentive cash awards (as a percentage of salary) have varied between 10-25% of salary for the executive vice president and senior vice president positions, and between 15%-45% for the chief executive officer. In the case of all of the Named Executive Officers, the discretionary incentive cash awards cannot exceed 100% of their base salary per their employment agreements entered into with Pacific Premier.

        Long-Term Equity Incentive Awards.    In 2012, the Pacific Premier shareholders approved the 2012 Long-Term Incentive Plan, pursuant to which Pacific Premier is permitted to grant stock options, restricted stock, and stock appreciation rights. Eligible participants include all officers, employees, directors, consultants and independent contractors of Pacific Premier and its subsidiaries, as determined by the Compensation Committee. Subject to adjustment as provided in the 2012 Long-Term Incentive Plan, the number of shares of common stock that may be issued or transferred shall not in the aggregate exceed 620,000 shares. The stock options and restricted stock that Pacific Premier awards to the Named Executive Officers vest in equal thirds over three years on each anniversary of the date of grant, subject to earlier vesting on termination of service in certain circumstances. All awards are made based on the closing market price of Pacific Premier common stock on the date of grant.

        Pacific Premier also maintains the 2004 Long-Term Incentive Plan, under which Pacific Premier is permitted to grant stock options, restricted stock and stock appreciation rights. As of December 31, 2012, 28,605 shares of Pacific Premier common stock remain available for issuance under the 2004 Long-Term Incentive Plan.

        The Compensation Committee believes it is important that the Named Executive Officers' and employees' interests are aligned with shareholders and to provide long term incentive to achieve Pacific Premier's goals and attract and retain talented executive officers. The 2012 Long-Term Incentive Plan is intended to promote the long-term interests of Pacific Premier and its shareholders by providing a broad based group of employees, officers, directors, consultants and independent contractors with equity-based incentives and rewards to encourage them to enter into and continue in the employ of Pacific Premier. The equity-based incentives and rewards provided under the 2012 Long-Term Incentive Plan also give recipients a proprietary interest in the long-term success of Pacific Premier, thereby aligning their interests with those of Pacific Premier shareholders.

        On June 5, 2012, the following stock options were awarded to Named Executive Officers:

Name	Title	# of Stock Options	Exercise Price
Steven R. Gardner	President and Chief Executive Officer	100,000	$7.87
Kent J. Smith	Executive Vice President and Chief Financial Officer	25,000	$7.87
Eddie Wilcox	Executive Vice President and Chief Banking Officer	25,000	$7.87
Mike Karr	Executive Vice President and Chief Credit Officer	25,000	$7.87

        During 2012, there were no awards of restricted stock to the Named Executive Officers.

 Related Transactions and Other Matters

  Transactions with Certain Related Persons

        It is the policy of Pacific Premier that all permissible transactions between Pacific Premier and its executive officers, directors, holders of 5% or more of the shares of any class of its common stock and affiliates thereof, contain terms no less favorable to Pacific Premier than could have been obtained by it in arm's-length negotiations with unaffiliated persons and are required to be approved by a majority of independent outside directors of Pacific Premier not having any interest in the transaction.

        Pacific Premier did not enter into any transactions involving amounts in excess of $120,000, excluding employment relationships, with related parties or in which a related party had a direct or indirect material interest during the last three fiscal years.

  Indebtedness of Management

        No Pacific Premier executive officer or director was indebted to Pacific Premier or its subsidiaries in an amount greater than $120,000 at any time during the fiscal years that ended December 31, 2012, 2011 or 2010.

Additional Information

        Additional information concerning Pacific Premier and the Bank, including matters relating to their business, voting securities and the principal holders thereof can be obtained from the documents filed by Pacific Premier with the Commission, including Pacific Premier's Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, which are incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 144. FAB shareholders wishing to obtain a copy of such documents may contact Pacific Premier at its address or telephone number indicated under "Where You Can Find More Information" beginning on page 144.

 INFORMATION ABOUT FAB

General

        FAB is a Texas state bank located in Dallas, Texas. It received its charter as a de novo bank and opened for business in 2007. FAB was organized to serve the specialized needs of management companies that provide contracted services to HOAs across the United States. In addition to its headquarters located in Dallas, FAB has a loan office in Connecticut from which it solicits HOA banking business.

        At September 30, 2012, FAB had total assets of $356.2 million, which were comprised of total investment securities of $313.9 million and total net loans of $18.6 million, total stockholders' equity of $45.9 million and total deposits of $305.5 million.

Business Strategy

        FAB's business strategy is exclusively focused on providing deposit and other services to HOAs and HOA management companies. FAB utilizes online technology tools that provide HOA management companies the ability to streamline their operations through data integration and seamless information reporting to their HOA clients. FAB's deposit and treasury management products for HOAs include web based funds management, online automated clearing house services, online HOA payment options, integrated third party lockbox services and remote deposit capture. Although FAB's primarily business is providing deposit-related services, FAB also offers term loans for projects undertaken by an HOA and lines of credit for short term or seasonal needs of HOAs.

        FAB seeks deposits only from HOA management companies. FAB does not accept or solicit retail or consumer deposits or provide other lending or other traditional banking services to consumers or other types of commercial customers. FAB is located in leased space in an office building with no public access to FAB's office in the traditional sense. Due to its niche business model, FAB does not have the extensive operating costs associated with a traditional banking business model, such as costs relating to regulatory compliance for consumer transactions and Community Reinvestment Act requirements. FAB's focused business strategy eliminates much of the overhead associated with a more conventional retail and commercial banking model. Therefore, FAB's operating model eliminates much of the overhead associated with a more typical banking model.

        FAB has historically relied on its relationship with Associa to generate HOA deposits. This relationship is governed by the Depository Services Agreement, dated October 1, 2011. At September 30, 2012, approximately 87% of the HOA deposits held by FAB were derived from its relationship with Associa. Associa is the holding company that owns 56 HOA management companies that specialize in providing management and related services for HOAs located across the U.S. Associa is majority owned by John Carona, who is a director and shareholder of FAB.

        Most of FAB's assets are high grade investment securities with its investment portfolio representing approximately 88% of FAB's total assets as of September 30, 2012. FAB's investment portfolio is conservatively managed to achieve prudent investment returns, while maintaining an appropriate level of liquidity for its operations.

Competition

        FAB competes nationwide with the other financial institutions that provide banking services for HOA management companies and HOAs. A number of financial institutions compete in the HOA market segment. The sophisticated lock box processing system provided by financial institutions who offer a suite of specialized HOA banking products is the most efficient system for the collection and deposit of HOA dues and fees. The master data collection and processing services provided by these financial institutions substantially reduce the accounting burden associated with HOA operating accounts. For these reasons, HOA management companies often gravitate to the financial institutions that specialize in HOA banking as compared to other financial institutions that offer more traditional banking products.

Facilities

        FAB operates from its headquarters located in Dallas, Texas, and a loan office located in Hebron, Connecticut. The following table sets forth the address, size and ownership status of these facilities:

Location	Owned or Leased	Square Footage
Main Office 12001 North Central Expressway Suite 1165 Dallas, TX 75243	Leased	3,540
Connecticut Office 61-P Main Street Hebron, CT 06248	Leased	550

Employees

        At September 30, 2012, FAB had 12 employees. Management of FAB considers its relations with its employees to be good. FAB is not a party to any collective bargaining agreement.

Legal Proceedings

        FAB is from time to time involved in legal proceedings arising in the normal course of business. Other than proceedings incidental to FAB's business, it is not a party to, nor is any of its property the subject of, any material pending legal or administrative proceedings.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF FAB

        This discussion presents FAB management's analysis of the financial condition and results of operations of FAB as of and for the years in the two year period ended December 31, 2011 and as of and for each of the nine months ended September 30, 2012 and 2011. This discussion is designed to provide a more comprehensive review of the operating results and financial position of FAB than could be obtained from an examination of the financial statements alone. The discussion should be read in conjunction with the financial statements of FAB and the notes thereto which appear elsewhere in this proxy statement/prospectus. See "Index to FAB Financial Statements" beginning on page F-1.

        Statements contained in this proxy statement/prospectus that are not purely historical are forward-looking statements within the meaning of Section 21E of the Exchange Act, including FAB's expectations, intentions, beliefs or strategies regarding the future. All forward-looking statements concerning economic conditions, rates of income or values as may be included in this proxy statement/prospectus are based on information available to FAB as of the date of this proxy statement/prospectus, and FAB assumes no obligation to update any such forward-looking statements. It is important to note that FAB's actual results could materially differ from those in such forward-looking statements. Factors that could cause results to differ materially from those in such forward-looking statements are fluctuations in interest rates, inflation, government regulations, economic conditions and competitive product and pricing pressures in the geographic and business areas in which FAB conducts is operations. See "Cautionary Statement Concerning Forward-Looking Statements" beginning on page 33.

Application of Critical Accounting Policies and Accounting Estimates

        FAB's financial statements are prepared in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While estimates are based on historical experience, current information and other factors deemed to be relevant, actual results could differ from those estimates.

        Critical accounting policies, and FAB's procedures related to these policies, are described in detail below:

Allowance for Loan Losses

        FAB's loans are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amounts outstanding. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management of FAB believes the collectability of the principal is unlikely.

        The allowance for loan losses is an amount management believes will be adequate to absorb estimated inherent losses on existing loans that are deemed uncollectible based upon management's review and evaluation of the loan portfolio. The allowance for loan losses is comprised of three elements: (i) specific reserves determined in accordance with current authoritative accounting guidance based on probable losses on specific classified loans; (ii) general reserve determined in accordance with current authoritative accounting guidance that consider historical loss rates; and (iii) qualitative reserves determined in accordance with current authoritative accounting guidance based upon general economic conditions and other qualitative risk factors both internal and external to FAB. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance for loan losses is based on general economic conditions, the financial condition of borrowers, the value and liquidity of collateral, delinquency, prior loan loss experience, and the results of periodic reviews of the portfolio. For purposes of determining the general reserve, the loan portfolio, less cash secured loans and classified loans, if any, is multiplied by FAB's historical loss rate or a factor using FAB's peer group's historical loss rate. FAB's methodology is constructed so that specific allocations are increased in accordance with deterioration in credit quality and a corresponding increase in risk of loss. In addition, FAB adjusts the allowance for qualitative factors such as current local economic conditions and trends, including unemployment, changes in lending staff, policies and procedures, changes in credit concentrations, changes in the trends and severity of problem loans and changes in trends in volume and terms of loans. This additional allocation based on qualitative factors serves to compensate for additional areas of uncertainty inherent in the portfolio that are not reflected in FAB's historic loss factors.

        Accrual of interest is discontinued on a loan and payments applied to principal when management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that collection of interest is doubtful. Generally all loans past due greater than 90 days, based on contractual terms are placed on non-accrual. For certain loans in the portfolio, facts and circumstances are evaluated in making charge-off decisions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        Loans are considered impaired when, based on current information and events, it is probable FAB will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. If a loan is impaired, a specific valuation allowance is allocated, if necessary. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

        FAB's policy requires measurement of the allowance for loan losses for an impaired collateral dependent loan based on the fair value of the collateral. Other loan impairments are measured based on the present value of expected future cash flows or the loan's observable market price. At September 30, 2012, FAB had no loans deemed to be impaired.

        From time to time, FAB may modify its loan agreement with a borrower. A modified loan is considered a troubled debt restructuring when two conditions are met: (i) the borrower is experiencing financial difficulty and (ii) concessions are made by FAB that would not otherwise be considered for a borrower with similar credit risk characteristics. Modifications to loan terms may include a lower interest rate, a reduction of principal, or a longer term to maturity. Each of these loans is evaluated for impairment and a specific reserve is recorded based on probable losses, taking into consideration the related collateral and modified loan terms and cash flow. As of September 30, 2012, FAB had no troubled debt restructured loans recorded.

        FAB has certain lending policies and procedures in place that are designed to maximize loan income with an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis and makes changes as appropriate. Management receives frequent reports related to loan originations, quality, concentrations, delinquencies, non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions, both by type of loan and geography.

        Loans to HOAs are underwritten after evaluating and understanding the borrower's ability to operate profitably and effectively. Underwriting standards are designed to determine whether the borrower possesses sound business ethics and practices and to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. HOA loans are primarily made based on the identified cash flows of the borrower. Therefore, most HOA loans are secured by the HOA's assessment income stream.

Securities Impairment Judgments

        FAB uses the specific identification method to determine the basis for computing realized gain or loss of investment securities. FAB accounts for investment securities as follows:

        Held to Maturity.    Debt investment securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the period remaining until maturity.

        Available for Sale.    Investment securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, need for liquidity, and changes in the availability of and the yield of alternative investments, are classified as available for sale. These assets are carried at estimated fair value. Unrealized gains and losses are reported as other comprehensive income. Gains and losses on the sale of available for sale securities are recorded on the trade date and determined using the specific identification method.

        Trading.    No investment securities were designated as trading at September 30, 2012.

        Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary are recognized by write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses.

General

        FAB commenced business in 2007 and is a state chartered bank in Texas. FAB was created to serve the unique needs of HOA management companies and is committed to those services beneficial to such companies and the HOAs that such companies service.

        Earnings depend primarily on FAB's net interest income, which is the difference between the income earned on loans and investments and the interest paid on deposits and borrowed funds. Among the factors affecting net interest income are the type, volume and quality of assets, the type and volume of deposits, and the relative sensitivity of FAB's interest-earning assets and FAB's interest-bearing liabilities to changes in market interest rates. In addition, income is affected by the fees received from other banking services, by gains and losses on sales of investment securities, by the provision for possible loan losses, and by the level of operating expenses. All aspects of operations are affected by general market, economic and competitive conditions.

        At September 30, 2012, FAB had $356.2 million in total assets, $313.8 million in securities, $305.4 million in total deposits and $45.8 million in stockholders' equity. At December 31, 2011, FAB had $321.8 million in total assets, $290.4 million in securities, $277.4 million in total deposits and $42.2 million in stockholders' equity.

        For the first nine months of 2012, FAB's net income decreased to $3.8 million or $1.84 per diluted share, compared to $3.91 million, or $1.92 per diluted share, for the same period in 2011. FAB recorded a negative or credit provision of $76,000 for the first nine months of 2012, compared to a provision for loan losses of $60,000 for the same period in 2011. The decrease in net income of $150,000 is primarily due to an increase in noninterest expense of $1.2 million, from $3.4 million at September 30, 2011 to $4.6 million at September 30, 2012, which is primarily the result of increased lockbox and outsourced support fees, partially offset by an increase in net interest income of $467,000, a decrease in the provision for loan losses of $136,000 and an increase in gains on sales of investment securities of $470,000 during the period September 30, 2011 to September 30, 2012.

        The annualized return on average assets was 1.37% for the first nine months of 2012, compared to an annualized return on average assets of 1.74% for the first nine months of 2011. The annualized return on average equity was 11.47% for the first nine months of 2012, compared to an annualized return of 14.69% for the same period in 2011.

        For the year ended December 31, 2011, FAB recorded net income of $4.9 million or $2.38 per diluted share, compared to $4.3 million, or $2.13 per diluted share, for the year earlier. FAB recorded a provision for loan losses of $216,000 for the year ended December 31, 2011. There was no provision recorded for the year ended December 31, 2010. The increase in net income of $541,000 from December 31, 2010 to December 31, 2011, was primarily due to additional interest earned on an increase on the balance sheet of $66.1 million in securities from $224.3 million in 2010 to $290.4 million in 2011. The annualized return on average assets was 1.61% and 1.70% for 2011 and 2010, respectively. The annualized return on average equity was 13.24% and 13.72% for the years ended December 31, 2011 and 2010, respectively.

Results of Operations

Net Interest Income.

        Net interest income represents the amount by which interest income on interest-earning assets, including securities, loans and other interest earning assets, exceeds interest expense incurred on interest-bearing liabilities, including deposits, repurchase agreements and other borrowed funds. Net interest income is the principal source of FAB's earnings. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income. FAB's net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume changes." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as "rate changes." Interest rates charged on FAB's loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. Those factors are, in turn, affected by general economic conditions and other factors beyond FAB's control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters and the actions of the Federal Reserve. Interest rates on deposits are affected primarily by rates charged by competitors.

        FAB's net interest income, before provision for loan losses, totaled $6.8 million for the first nine months of 2012. This represents an increase of $467,000, or 7.39%, from net interest income, before provision for loan losses, of $6.3 million for the same period in 2011. This increase in net interest income resulted from a $179,000 increase in interest income and a $288,000 decrease in interest expense.

        FAB's interest income totaled $7.4 million for the first nine months of 2012. This represents an increase of $179,000, or 2.48%, compared to total interest income of $7.2 million for the same period in 2011. The increase in interest income is primarily due to higher average interest-earning assets, which increased from $290.9 million at September 30, 2011 to $358.3 million at September 30, 2012. The average yield on interest earning assets was approximately 2.75% and 3.31% for the first nine months of 2012 and 2011, respectively.

        FAB's interest expense totaled $612,000 for the first nine months of 2012. This represented a decrease of $288,000, or 32.00%, from total interest expense of $900,000 for the same period in 2011. The decrease in interest expense was primarily due to the decline in the average interest rate paid on average interest-bearing liabilities. The average rate paid on interest-bearing deposits decreased to .35% for the first nine months of 2012 from .64% for the same period in 2011, or 29 basis points.

        For the year ended December 31, 2011, FAB's net interest income, before provision for loan losses, totaled $8.4 million compared to $7.1 million for the year ended December 31, 2010. This represents a year over year increase of $1.3 million, or 18.23%. Total interest income increased $879,000 in 2011, and interest expense decreased $420,000 compared to the same period in 2010.

        FAB's interest income totaled $9.6 million for the year ended December 31, 2011. This represents an increase of $879,000, or 10.1%, compared to total interest income of $8.7 million for the same period in 2010. The increase in interest income for the year ended December 31, 2011, as compared to the same period in 2010, was primarily due to higher average interest-earning assets offset by a decrease in the yield on average investments and loans. Average interest-earning assets increased $46.7 million from $246.9 million at December 31, 2010 to $293.6 million at December 31, 2011, or 18.91%. For the year ended December 31, 2011, the yield of average securities decreased 29 basis points compared to the same period in 2010.

        FAB's interest expense totaled $1.11 million for the year ended December 31, 2011. This represents a decrease of $420,000, or 27.4%, from total interest expense of $1.53 million for the same period in 2010. The decrease in interest expense was due to the decrease in average rate paid on interest-bearing liabilities which decreased to .59% for the year ended December 31, 2011, from .74% for the same period in 2010, or 15 basis points.

Net Interest Margin

        FAB refers to net interest income, when expressed as a percentage of average interest earning assets, as the net interest margin. The net interest margin was 2.52% for the first nine months of 2012, compared to 2.89% for the same period in 2011. The decrease in net interest margin from the same period in 2011 is primarily the result of lower interest-earning asset yields, offset partially by a decrease in the rate paid on average interest-bearing liabilities. The net interest margins for the years ended December 31, 2011 and 2010 were 2.87% and 2.89%, respectively.

        The net interest spread is the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. The net interest spread is an indication of the ability of FAB to manage rates received on investments and loans and rates paid on deposits and borrowings in a competitive and changing interest rate environment. The net interest spread was 2.40% for the first nine months of 2012, and 2.67% for the same period in 2011. The increase in net interest spread for the first nine months of 2012 resulted from a 56 point basis decrease in the yield on average earning assets and a 29 basis point decrease in the cost of average interest-bearing liabilities, thus generating a 27 basis point decrease in the net interest spread from the same period in 2011.

        For the year ended December 31, 2011, FAB's net interest spread was 2.66% compared to 2.77% for the same period in 2010. The decrease in net interest spread for the year ended December 31, 2011 resulted from a 26 basis point decrease in the yield on average earning assets and a 15 basis point decrease in the cost of average interest-bearing liabilities, thus generating a 11 basis point decrease in the net interest spread from the same period in 2010.

        The yield on average earning assets decreased to 2.75% for the first nine months of 2012, from 3.31% for the same period in 2011. Average investments as a percentage of average earning assets remained relatively level at 90.10% and 90.35% at September 30, 2012 and 2011, respectively. Average loans as a percentage of average earning assets increased to 4.05% in the first nine months of 2012, from 2.60%, for the same period in 2011.

        The cost of average interest-bearing liabilities decreased to .35% for the first nine months of 2012, from .64% for the same period in 2011, reflecting a decrease in interest rates in deposit accounts.

        For the year ended December 31, 2011, the yield on average earning assets decreased to 3.25%, from 3.51% for the year ended December 31, 2010, or 26 basis points. The cost of average interest-bearing liabilities decreased to .59% for the year ended December 31, 2011, as compared to .74% for the same period in 2010. The decrease in the yield on average earning assets and the decrease in the cost of average interest-bearing liabilities is primarily a result of the decreasing interest rate environment.

        The following table shows FAB's average balances of assets, liabilities and stockholders' equity; the amount of interest income and interest expense; the average yield or rate for each category of interest-earning assets and interest-bearing liabilities; and the net interest spread and the net interest margin for the periods indicated:

	Distribution, Yield and Rate Analysis of Net Income
	For the Nine Months Ended September 30,
	2012			2011
	Average Balance	Interest Income/Expense	Average Rate/Yield	Average Balance	Interest Income/Expense	Average Rate/Yield
	(Dollars in thousands)
Assets:
Interest-earning assets:
Investment securities	$322,856	$6,644	2.74%	$262,863	$6,752	3.42%
Loans, gross	14,544	670	6.14%	7,593	383	6.73%
Other interest-earning securities	20,918	81	0.52%	20,480	81	0.53%

Total interest-earning assets	358,318	7,395	2.75%	290,936	7,216	3.31%
Noninterest-earning assets	8,016			8,179

Total Assets	$366,334			$299,115

Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
Interest-bearing deposits:
Interest bearing demand	$76,928	$74	0.13%	$63,644	$115	0.24%
Money market	130,700	380	0.39%	105,537	625	0.79%
Time certificates of deposit	20,942	154	0.98%	17,363	158	1.21%

Total interest bearing deposits	228,570	608	0.35%	186,544	898	0.64%
Repurchase agreements and other borrowings	3,338	4	0.16%	921	2	0.29%

Total interest-bearing liabilities	231,908	612	0.35%	187,465	900	0.64%
Noninterest bearing liabilities	90,674			76,116

Total liabilities	322,582			263,581
Stockholders' equity	43,752			35,534

Total liabilities and stockholders' equity	$336,334			$299,115

Net interest income		$6,783			$6,316

Net interest spread(1)			2.40%			2.67%
Net interest margin(2)			2.52%			2.89%
Ratio of average interest bearing assets to average interest bearing liabilities			154.51%			155.19%

(1)
Represents the weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.

(2)
Represents the net interest income (before provision for loan losses) as percentage of average interest-earning assets.

	Distribution, Yield and Rate Analysis of Net Income
	For the Year Ended December 31,
	2011			2010
	Average Balance	Interest Income/Expense	Average Rate/Yield	Average Balance	Interest Income/Expense	Average Rate/Yield
	(Dollars in thousands)
Assets:
Interest-earning assets:
Investment securities	$265,244	$8,893	3.35%	$226,204	$8,228	3.64%
Loans, gross	8,292	550	6.63%	5,073	349	6.88%
Other interest-earning securities	20,141	108	0.54%	15,646	95	0.61%

Total interest-earning assets	293,677	9,551	3.25%	246,923	8,672	3.51%
Noninterest-earning assets	8,038			7,371

Total Assets	$301,715			$254,294

Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
Interest-bearing deposits:
Interest bearing demand	$61,420	$135	0.22%	$104,075	$327	0.31%
Money market	107,881	759	0.70%	82,741	882	1.07%
Time certificate of deposit	18,017	216	1.20%	19,452	323	1.66%

Total interest bearing deposits	187,318	1,110	0.59%	206,268	1,532	0.74%
Repurchase agreements and other borrowings	1,460	3	0.21%	198	1	0.51%

Total interest-bearing liabilities	188,778	1,113	0.59%	206,466	1,533	0.74%
Noninterest bearing liabilities	76,203			16,328

Total liabilities	264,981			222,794
Stockholders' equity	36,734			31,500

Total liabilities and stockholders' equity	$301,715			$254,294

Net interest income		$8,438			$7,139

Net interest spread(1)			2.66%			2.77%
Net interest margin(2)			2.87%			2.89%
Ratio of average interest bearing assets to average interest bearing liabilities			155.57%			119.59%

(1)
Represents the weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.

(2)
Represents the net interest income (before provision for loan losses) as percentage of average interest-earning assets.

        The following table sets forth, for the periods indicated, the dollar amount of changes in interest earned and paid for interest-earning assets and interest-bearing liabilities and the amount of change attributable to changes in average daily balances (volume) or changes in interest rates (rate). The variances attributable to both volume and rate changes have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the changes in each:

	Rate/Volume Analysis of Net Interest Income				Rate/Volume Analysis of Net Interest income
	For the Nine Months Ended September 30, 2012 vs 2011 Increases/Decreases due to Changes in				For the Year Ended December 31, 2011 vs 2010 Increases/Decreases Due to Changes in
	Volume	Rate	Rate/Volume	Total	Volume	Rate	Rate/Volume	Total
	(Dollars in thousands)
Increase (Decrease) in Interest Income:
Investment securities	$2,055	$(1,790)	$(373)	$(108)	$1,420	$(644)	$(111)	$665
Loans, gross	467	(44)	(136)	287	222	(13)	(8)	201
Other interest bearing assets	2	(2)	—	—	27	(11)	(3)	13

Total increase (decrease) in interest income	2,524	(1,836)	(509)	179	1,669	(668)	(122)	879

Interest-bearing liabilities:
Interest-bearing demand deposits:	32	(72)	(1)	(41)	(134)	(98)	40	(192)
Money market deposits	199	(425)	(19)	(245)	269	(300)	(91)	(122)
Time certificates of deposit	43	(40)	(7)	(4)	(24)	(90)	7	(107)

Total interest bearing deposits	274	(537)	(27)	(290)	111	(488)	(44)	(421)
Repurchase agreements and other borrowings	7	(1)	(4)	2	6	(1)	(4)	1

Total increase (decrease) in interest expense	281	(538)	(31)	(288)	117	(489)	(48)	(420)

Increase (decrease) in net Interest income	$2,243	$(1,298)	$(478)	$467	$1,552	$(179)	$(74)	$1,299

Provision for Loan Losses.

        FAB accounts for the credit risk associated with lending activities through its allowance for loan losses and provision for loan losses. The provision for loan losses is the expense recognized in the statement of income to adjust the allowance to a level deemed appropriate by management, as determined through the application of FAB's allowance methodology procedures. Specifically identifiable and quantifiable losses are immediately charged off against the allowance. The procedures for monitoring the adequacy of the allowance, as well as detailed information concerning the allowance itself, are included below. See "—Allowance for Loan Losses" beginning on page 102.

        FAB recorded a negative or credit provision of $76,000 for the first nine months of 2012, compared to a provision for loan losses of $60,000 for the same period in 2011. For the period ended December 31, 2011, FAB recorded a provision of $216,000; however, no provision was recorded for the year ended December 31, 2010. The provision reflects management's continuing assessment of the credit quality of FAB's loan portfolio, which is affected by a broad range of economic factors and changes in the composition of the loan portfolio itself.

Noninterest Income.

        Noninterest income totaled $1.5 million for the first nine months of 2012 compared to $1.0 million for the same period in 2011. The increase of $475,000 was primarily due to recognition of gains on sales of securities, which increased to $1.4 million for the first nine months of 2012 compared to $925,000 for the same period in 2011.

        Noninterest income totaled $1.4 million for the year ended December 31, 2011 compared to $938,000 for the same period in 2010. The increase of $416,000 was primarily due to recognition of gains on sales of securities, which increased to $1.2million for the year ended December 31, 2011 compared to $778,000 for the same period in 2010.

Noninterest Expense.

        Noninterest expenses for FAB include expenses for salaries and employee benefits, occupancy and equipment, including depreciation and maintenance, lockbox and outsourced support fees, marketing and customer service, data processing, professional fees, FDIC insurance and other expenses. Noninterest expense totaled $4.6 million for the first nine months of 2012. This represents an increase of $1.2 million, or 36.44% from other noninterest expenses of $3.4 million for the same period in 2011. This increase is primarily attributable to a change in the structure, based on increased volume, of outsourced support fees paid by FAB. Outsourced support fees, together with lockbox support fees, increased $1.17 million from $497,000 for the nine months ended September 30, 2011 to $1.7 million for the nine months ended September 30, 2012. For the year ended December 31, 2011, noninterest expense totaled $4.7 million. This represents an increase of $959,000, or 25.53% for the same period in 2010. This increase is primarily attributable to an increase in salaries and employee benefits of $511,000, or 29.03%, from $1.8 million for the year ended December 31, 2010 to $2.3 million for the year ended December 31, 2011 and an increase in lockbox and outsourced support fees of $321,000, or 48.85%, from $657,000 for the year ended December 31, 2010 to $978,000 for the year ended December 31, 2011.

        Noninterest expenses reflect the direct expenses and related administrative expenses associated with staffing, maintaining and operating offices. FAB's ability to control noninterest expenses in relation to growth can be measured in terms of noninterest expenses as a percentage of average earning assets. Noninterest expenses measured as a percentage of average earning assets was 1.71% and 1.54% for the first nine months of 2012 and 2011, respectively, and 1.61% and 1.52% for the years ended December 31, 2011 and 2010, respectively.

        The following table sets forth the breakdown of noninterest expense for the periods indicated:

	Noninterest Expense
	For the Nine Months Ended September 30,				For the Year Ended December 31,
	2012		2011		2011		2010
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Salaries and employee benefits	$1,848	40.19%	$1,713	50.83%	$2,269	48.13%	$1,758	46.82%
Occupancy of bank premises	103	2.24%	106	3.15%	149	3.16%	132	3.52%
Lockbox and outsourced support fees	1,676	36.45%	497	14.75%	978	20.75%	657	17.50%
Marketing and customer service	120	2.61%	191	5.67%	172	3.65%	83	2.21%
Data processing	241	5.24%	183	5.43%	252	5.35%	240	6.39%
Professional Fees	224	4.87%	212	6.29%	284	6.02%	280	7.46%
FDIC insurance	168	3.65%	231	6.85%	296	6.28%	396	10.55%
Other	218	4.74%	237	7.03%	314	6.66%	209	5.57%

Total noninterest expense	$4,598	100.00%	$3,370	100.00%	$4,714	100.00%	$3,755	100.00%

As a percentage of earning assets	1.71%		1.54%		1.61%		1.52%
Efficiency ratio	66.72%		52.50%		54.94%		51.43%

Income Taxes.

        FAB, with the consent of its stockholders, elected to be an S corporation under the Code. Earnings and losses of FAB are included in the personal income tax returns of its stockholders and taxed depending on their personal tax strategies. Because the FAB's stockholders are obligated to pay federal income taxes on the earnings of FAB, FAB generally expects to declare cash dividends (to the extent permitted by bank regulations) sufficient to fund the stockholders' tax payments as they come due. FAB had no deferred income tax assets or liabilities as of the nine months ended September 30, 2012, the same period ending 2011, or for the years ended December 31, 2011 or 2010.

Market Rate/Interest Rate Management

        Market risk is the risk of loss from adverse changes in market prices and rates. FAB's market risk arises from interest rate risk inherent in its investment, lending and deposit taking activities. FAB's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact FAB's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages its interest rate risk exposure.

        Asset and liability management is concerned with the timing and magnitude of the repricing of assets and liabilities. It is the objective of FAB to control risks associated with interest rate movements. In general, management's strategy is to match asset and liability balances within maturity categories to limit FAB's exposure to earnings variations in the value of assets and liabilities as interest rates change over time.

Interest Rate Risk

        Interest rate risk is inherent in financial services businesses. Interest rate risk results from assets and liabilities maturing or repricing at different times, assets and liabilities repricing at the same time but in different amounts or from short term and long term interest rates changing by different amounts. Generally speaking, the rates of interest that FAB earns on its assets, and pays on its liabilities, are established contractually for specified periods of time. Market interest rates change over time and if a financial institution cannot quickly adapt to interest rate changes, it may be exposed to volatility in earnings. For instance, if FAB were to fund long term fixed rate assets with short term variable rate deposits, and interest rates were to rise over the term of the assets, the short term variable deposits would rise in cost, affecting net interest income. Similar risks exist when rate sensitive assets (for example, prime rate loans) are funded by longer term fixed rate liabilities in a falling interest rate environment.

        To effectively measure and manage interest rate risk, FAB uses an interest rate shock simulation model to determine the impact on net interest income under various interest rate scenarios, balance sheet trends and strategies. From these simulations, interest rate risk is quantified and appropriate strategies are developed and implemented. Additionally, duration and market value sensitivity measures are utilized when they provide added value to the overall interest rate risk management process.

        Interest rate sensitivity is primarily monitored by management through the use of a model which generates estimates of the change in the present value of equity over a range of interest rate scenarios. Present value of equity represents the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts using standard industry assumptions about estimated loan prepayment rates, reinvestment rates and deposit decay rates.

        Exposure to interest rates is managed by structuring the balance sheet in the ordinary course of business. FAB does not currently enter into instruments such as leveraged derivatives, structured notes, interest rate swaps, caps, floors, financial options, or financial futures contracts for the purpose of reducing interest rate risk.

        As of September 30, 2012, FAB was liability sensitive, with a cumulative negative five year gap of $177.1 million and a cumulative overall gap of $123.8 million, or 34.78% to total assets. FAB is liability sensitive primarily due to its liabilities repricing more frequently than its assets.

        The FAB board of directors and management reviewed certain financial projections created by SAMCO with input from FAB's management, which projected a 78 basis point decline in net interest margin over the next five years as cash flows from FAB's existing securities portfolio, as well as funds from new deposit growth are invested at lower yields. The projection of lower yields translated into a decline in tax adjusted return on average assets, or ROAA, from 0.95% to 0.53% over the five-year projection period and a decline in tax adjusted return on average equity, or ROAE, from 7.68% to 4.38% over the five-year projection period.

        The following table sets forth the interest rate sensitivity of FAB's interest earning assets and interest bearing liabilities as of September 30, 2012, using the static gap ratio. For the purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms. The table does not include the impact of imbedded options and other forms of convexity that can change this scenario. Actual payment patterns may differ from the contractual payment patterns.

	As of September 30, 2012 Amounts Subject to Repricing Within
	0 - 3 Months	3 - 12 Months	1 - 5 Years	After 5 Years	Non Sensitive	Total
	(Dollars in thousands)
Assets
Cash and cash equivalents	$—	$—	$—	$—	$1,404	$1,404
Interest bearing deposits in other banks	15,960	—	—	—	—	15,960
Investment securities	—	—	28,531	285,326	—	313,857
Loans, net	181	55	2,755	15,615	—	18,606
Other assets	—	—	—	—	6,349	6,349

	$16,141	$55	$31,286	$300,941	$7,753	$356,176

Liabilities
Demand deposits	$—	$—	$—	$—	$80,917	$80,917
Interest bearing demand	67,137	—	—	—	—	67,137
Money market deposits	135,712	—	—	—	—	135,712
Time deposits	4,572	10,405	6,732	—	—	21,709

Total interest bearing liabilities	207,421	10,405	6,732	—	80,917	305,475
Non-funding liabilities and capital	—	—	—	—	50,701	50,701

Total liabilities and stockholders' equity	$207,421	$10,405	$6,732	$—	$131,618	$356,176

Interest rate sensitive gap	$(191,280)	$(10,350)	$24,554	$300,941	$(123,865)	—
Risk Indicators from gap analysis:
Cumulative gap	$(191,280)	$(201,630)	$(177,076)	$123,865	$—	—
Cumulative gap as a percent of total assets	(53.70)%	(56.61)%	(49.72)%	34.78%	—	—

Liquidity

        Liquidity defines FAB's ability to ensure that funds are available to efficiently and economically accommodate decreases in deposits and other liabilities, as well as fund increases in assets. Changes in either can be anticipated or unanticipated and FAB believes adequate liquidity is essential to compensate for these balance sheet fluctuations, without causing undue rise in cost, risk or disruption to normal operating conditions. FAB actively manages liquidity on a daily basis and FAB's liquidity position is reviewed periodically by FAB's board of directors.

        FAB's principal sources of liquidity have been growth in deposits, proceeds from the maturities and paydowns of securities and prepayments from loans. To supplement its primary sources of liquidity, FAB maintains contingent funding sources, which include overnight unsecured borrowing arrangement with its primary correspondent bank. At September 30, 2012, FAB had borrowing capacity $15.0 million. FAB also has the ability to borrow against securities held at the Federal Home Loan Bank. There were no amounts outstanding under these arrangements at September 30, 2012.

Capital Resources

        FAB's total stockholders' equity as of September 30, 2012 was $45.9 million, compared to $41.2 million at September 30, 2011, and as compared to $42.3 million and $31.5 million at December 31, 2011 and 2010, respectively. The primary source of increases in FAB's capital has been its retained earnings. Stockholders' equity is also affected by increases and decreases in unrealized gains and losses on securities classified as available for sale. FAB is committed to maintaining capital at a level sufficient to assure stockholders, customers and regulators that FAB is financially sound and able to support its growth from its retained earnings.

        FAB is subject to risk-based capital regulations adopted by the federal banking regulators. These guidelines are used to evaluate capital adequacy and are based on an institution's asset risk profile and off-balance sheet exposures. The risk-based capital guidelines assign risk weightings to assets both on and off-balance sheet and place increased emphasis on common equity. According to the regulations, institutions whose Tier 1 risk-based capital ratio, total risk-based capital ratio and leverage ratio meet or exceed 6%, 10% and 5%, respectively, are deemed to be "well capitalized." Based on these guidelines, FAB's Tier 1 and total risk-based capital ratios as of September 30, 2012 were 44.79% and 45.03%, respectively, compared to 51.35% and 51.54% at September 30, 2011, respectively, and compared to 46.77% and 47.14% , respectively, as of December 31, 2011 and 54.83% and 54.94%, respectively, as of December 31, 2010. FAB's leverage ratio (Tier 1 capital to adjusted total assets) as of September 30, 2012 was 10.51% compared to 11.26% at September 30, 2011 and compared to 11.39% and 12.25% at December 31, 2011 and 2010, respectively. All of FAB's capital ratios were above the minimum regulatory requirements for a "well capitalized" institution.

Financial Condition

Summary

        FAB experienced growth in total assets, investment securities, loans and deposits from December 31, 2010 to December 31, 2011 and also through September 30, 2012. Total assets at September 30, 2012 were $356.2 million, compared to $321.9 million and $253.1 million at December 31, 2011 and 2010, respectively. This growth represents increases of 10.55% or $34.3 million from December 31, 2011 to September 30, 2012 and 27.27% or $68.8 million from December 31, 2010 to December 31, 2011.

        Total investment securities were $313.9 million at September 30, 2012, compared to $290.5 million and $224.4 million at December 31, 2011 and 2010, respectively. This growth represents increases of 7.9% or $23.4 million from December 31, 2011 to September 30, 2012 and 29.46% or $66.1 million from December 31, 2010 to December 31, 2011.

        Total loans, net of the allowance for loan losses, were $18.6 million at September 30, 2012, compared to $11.22 million and $6.44 million at December 31, 2011 and 2010, respectively. This growth represents increases of 65.77% or $7.38 million from December 31, 2011 to September 30, 2012 and 74.22% or $4.78 million from December 31, 2010 to December 31, 2011.

        Total deposits were $305.5 million at September 30, 2012, compared to $277.5 million and $220.6 million at December 31, 2011 and 2010, respectively. This growth represents increases of 10.10% or $28.0 million from December 31, 2011 to September 30, 2012 and 25.90% or $56.9 million from December 31, 2010 to December 31, 2011.

Loan Portfolio.

        FAB's primary lending focus is on loans to HOAs. The quality of the loan portfolio is important to consider when reviewing FAB's results of operations. Loans to HOAs are underwritten after evaluating and understanding the borrower's ability to operate profitably and effectively. Underwriting standards are designed to determine whether the borrower possesses sound business ethics and practices and to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. HOA loans are primarily made based on the identified cash flows of the borrower. Therefore, most HOA loans are secured by the association's assessment income stream.

        At September 30, 2012, FAB's gross loans outstanding were $18.8 million, compared to $11.5 million and $6.5 million at December 31, 2011 and 2010, respectively. This represents an increase of 63.47%, or $7.3 million from December 31, 2011 to September 30, 2012 and an increase of 76.92%, or $5.0 million from December 31, 2010 to December 31, 2011.

        The following table sets forth the composition of FAB's loan portfolio as of the dates indicated:

	September 30,		December 31,
	2012	2011	2011	2010
	(Dollars in thousands)
Loans to HOAs	$18,807	$9,867	$11,502	$6,504
Number of Overdrafts	1	2	1	—

	18,808	9,869	11,503	6,504
Allowance for loan losses	(202)	(122)	(278)	(62)

	$18,606	$9,747	$11,225	$6,442

Off-Balance Sheet Commitments

        During the ordinary course of business, FAB will provide various forms of credit lines to meet the financing needs of its customers. These commitments to provide credit represent an obligation of FAB to its customers which is not represented in any form within the balance sheets of FAB. These commitments include, to varying degrees, elements of credit and interest rate risk not recognized in FAB's financial statements.

        The effect on FAB's revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted because there is no guarantee that the lines of credit will ever be used.

        The following table shows the outstanding financial commitments whose contractual amount represents credit risk for the dates indicated:

	September 30, 2012	December 31, 2011
	(Dollars in thousands)
Commitments to extend credit	$4,678	$2,739

Loan Maturities and Sensitivity in Interest Rates

        The following table shows the maturity distribution and repricing intervals of FAB's outstanding loans as of September 30, 2012. In addition, the table shows the distribution of such loans between those with variable or floating interest rates and those with fixed or predetermined rates.

	As of September 30, 2012
	Within One Year	After One but Within Five Years	After Five Years	Total
		(Dollars in thousands)
Loans to HOAs, gross	$239	$2,785	$15,784	$18,808

Loans with variable (floating) interest rates	$—	$—	$7,754	$7,754
Loans with predetermined (fixed) rates	72	2,952	8,030	11,054

Total gross loans	$72	$2,952	$15,784	$18,808

Nonperforming Assets

        Nonperforming assets can be comprised of loans on nonaccrual status, loans 90 days or more past due but not on nonaccrual status, loans restructured where the terms of repayment have been renegotiated resulting in a reduction or deferral of interest or principal and OREO. FAB's management generally places loans on nonaccrual status when the loan becomes 90 days past due, unless they are both fully secured and in the process of collection. Loans may be restructured by FAB's management when a borrower has experienced some change in financial status causing an inability to meet the original repayment terms, where FAB believes the borrower will eventually overcome those circumstances and repay the loan in full.

        FAB management's classification of a loan as nonaccrual or restructured is an indication that there is reasonable doubt as to the full collectability of principal or interest on the loan. At this point, FAB stops recognizing income from the interest on the loan and reserves any uncollected interest that had been accrued but unpaid. If the loan deteriorates further due to a borrower's bankruptcy or similar financial problems, unsuccessful collection efforts or a loss classification by regulators or auditors, the remaining balance of the loan is then charged off.

        There were no nonperforming assets of FAB as of September 30, 2012 or 2011. Nonperforming assets, which was comprised of one nonaccrual loan at December 31, 2011, were $146,000 or 1.27% as a percentage of gross loans. There were no nonperforming assets of FAB as of December 31, 2010.

        The following table provides information with respect to the components of FAB's nonperforming assets as of the dates indicated:

	Nonperforming Assets
	As of September 30,		As of December 31,
	2012	2011	2011	2010
	(Dollars in thousands)
Loans to HOAs:
Nonaccrual loans	$—	$—	$146	$—
Loans 90 days past due and still accruing	—	—	—	—
Restructured loans	—	—	—	—

Total nonperforming loans	—	—	146	—
OREO	—	—	—	—

Total nonperforming assets	$—	$—	$146	$—

Nonperforming loans as a percentage of gross loans	0.00%	0.00%	1.27%	0.00%
Nonperforming loans as a percentage of gross loans and OREO	0.00%	0.00%	1.27%	0.00%
Allowance for loan losses to nonperforming loans	—	—	190.41%	—

Allowance for Loan Losses

        The allowance for loan losses represents FAB management's judgment of the level of allowance adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. On a quarterly basis, FAB assesses the overall adequacy of the allowance for loan losses, utilizing a disciplined and systematic approach which includes an individual analysis of specific categories of loans, specific categories of classified loans and individual classified loans. The adequacy of the allowance is determinable only on an approximate basis, since estimates as to the magnitude of loan losses are not predictable because of the impact of external events.

        The allowance for loan losses, which is charged against operating expense, is based upon relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy and credit documentation plus an amount for other factors that, in management's judgment, deserve recognition in estimating possible loan losses. These factors include, but are not limited to, trends in the portfolio, delinquencies, nonaccruals, economic factors, and the experience of management.

        The table below summarizes the activity in FAB's allowance for loan losses for the periods indicated:

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2012	2011	2011	2010
	(Dollars in thousands)
Balances:
Average total loans outstanding	$14,544	$7,593	$8,292	$5,073
Total loans outstanding, gross	18,808	9,869	11,503	6,504
Allowance for loan losses:
Beginning of period	278	62	62	62
Charge-offs:
Loans to HOAs	—	—	—	—

Total charge-offs	—	—	—	—
Recoveries:
Loans to HOAs	—	—	—	—
Total recoveries	—	—	—	—

Net loan charge-offs	—	—	—	—
Provision (credit) for loan losses	(76)	60	216	—

Balance at end of period	$202	$122	$278	$62

Ratios:
Net loan charge-offs to average loans	0.00%	0.00%	0.00%	0.00%
Provision for loan losses to average loans	(0.52)%	0.79%	2.60%	—
Allowance for loan losses to gross loans	1.07%	1.24%	2.42%	0.95%
Allowance for loan losses to total nonperforming loans	—	—	190.41%	—
Net loan charge-off to provision for loan losses	0.00%	0.00%	0.00%	0.00%

        FAB management views the level of the allowance for loan losses of $202,000, or 1.07% of gross loans as of September 30, 2012 to be adequate after consideration of the above-mentioned factors. The allowance is compared to $122,000 for the first nine months ended September 30, 2011 and $278,000 and $62,000 for the years ended December 31, 2011 and 2010, respectively.

        FAB management is committed to maintaining the allowance for loan losses at a level that is considered to be commensurate with the estimated and known risks in the portfolio. Although the adequacy of the allowance is reviewed quarterly, management performs an ongoing assessment of the risks inherent in the portfolio. As of September 30, 2012, FAB management believed the allowance to be adequate based on its assessment of the estimated and known risks in the portfolio. However, no assurance can be given that economic conditions which adversely affect FAB's service areas of other circumstances will not be reflected in increased provisions or loan losses in the future.

        The following table provides a breakdown of the allowance for loan losses by category as of the dates indicated:

	Allocation of Allowance for Loan Losses
	As of September 30,				December 31,
	2012		2011		2011		2010
	(Dollars in thousands)
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Loans to HOAs	$202	100.00%	$122	100.00%	$278	100.00%	$62	100.00%
Overdrafts	—	0.00%	—	0.00%	—	0.00%	—	0.00%

Total allowance for loan losses	$202	100.00%	$122	100.00%	$278	100.00%	$62	100.00%

Total net loans	$18,606		$9,747		$11,225		$6,442

Investment Portfolio

        The main objectives of FAB's investment portfolio are to support a sufficient level of liquidity while providing means to manage interest rate risk and to generate a generous level of income without taking undue risks.

        The following table summarizes the amortized cost, fair value and distribution of FAB's investment securities as of the dates indicated:

	Investment Securities
	As of September 30,
	2012		2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Available for Sale:
Mortgage-backed securities	$85,424	$87,401	$40,913	$42,148
Collateralized mortgage obligations	34,194	34,891	39,976	41,692
Municipal obligations	76,596	82,059	65,613	70,243

	$196,214	$204,351	$146,502	$154,083

Held to Maturity:
Mortgage-backed securities	$48,786	$51,229	$51,002	$53,722
Collateralized mortgage obligations	14,006	14,304	17,397	17,823
Municipal obligations	46,714	50,203	41,353	43,798

	$109,506	$115,736	$109,752	$115,343

	As of December 31,
	2011		2010
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Available for Sale:
Mortgage-backed securities	$59,377	$60,075	$51,647	$52,569
Collateralized mortgage obligations	38,665	40,003	15,708	16,012
Municipal obligations	73,321	79,011	59,587	59,657

	$171,363	$179,089	$126,942	$128,238

Held to Maturity:
Mortgage-backed securities	$51,581	$53,919	$43,972	$45,748
Collateralized mortgage obligations	16,480	16,804	20,863	21,169
Municipal obligations	43,331	46,488	31,323	30,874

	$111,392	$117,211	$96,158	$97,791

        As of September 30, 2012, the fair value of securities available for sale totaled $204.4 million, an increase of $50.3 million, or 32.62% from September 30, 2011. As of September 30, 2012, the amortized cost of securities held to maturity totaled $109.5 million, a decrease of $246,000, or .22% from September 30, 2010. The net increase in securities is due to strong deposit growth.

        As of December 31, 2011, the fair value of securities available for sale totaled $179.1 million, an increase of $50.9 million, or 39.65% from December 31, 2010. As of December 31, 2011, the amortized cost of securities held to maturity totaled $111.4 million, an increase of $15.2 million or 15.84% from December 31, 2010. The net increase in securities is due to strong deposit growth.

        The available for sale portfolio had a net unrealized gain of $8.1 million at September 30, 2012, compared to $7.6 million at September 30, 2010 and $7.7 million and $1.3 million at December 31, 2011 and 2010, respectively. The net unrealized gain on available for sale securities is excluded from net income and reported as an amount as a separate component of other comprehensive income included in stockholders' equity.

        Of the total available for sale portfolio of $204.4 million at September 30, 2012, approximately 59.8% of the portfolio is invested in mortgage-backed obligations and collateralized mortgage obligations. The remaining 40.2% of the portfolio is invested in municipal securities.

        The following table summarizes, as of September 30, 2012, the contractual maturity characteristics of the investment portfolio, by investment category. Expected remaining maturities may differ from remaining maturities because obligors may have the right to prepay certain obligations with or without penalties. Contractual maturities of mortgage-backed securities and collateralized mortgage obligations will differ from expected maturities because issuers may have the right to call or prepay certain obligations with or without penalties.

	Investment Maturities and Repricing Schedule As of September 30, 2012
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total
	(Dollars in thousands)
Available for sale:
Mortgage-backed securities	$—		$—	—	$9,730	1.69%	77,671	2.39%	$87,401
Collateralized mortgage obligations	—		—	—	—	—	34,891	2.50%	$34,891
Municipal securities	—		6,499	3.11%	52,670	3.24%	22,890	2.55%	82,059

Total available for sale	$—		$6,499		$62,400		$135,452		$204,351

Held to maturity:
Mortgage-backed securities	$—		$—	—	$502	4.57%	48,284	3.35%	$48,786
Collateralized mortgage obligations	—	—	—	—	—	—	14,006	2.38%	$14,006
Municipal securities	—		—	—	15,149	3.40%	31,565	3.24%	$46,714

Total held to maturity	$—		$—		$15,651		$93,855		$109,506

Deposits

        Deposits are FAB's primary source of funds. Total deposits as of September 30, 2012 were $305.5 million, compared to $253.5 million at September 30, 2011 and $277.5 million and $220.6 million at December 31, 2011 and 2010, respectively. Total average deposits increased $55.9 million, or 21.36% to $317.4 million at September 30, 2012 from $261.5 million at September 30, 2011. For the year ended December 31, 2011, total average deposits increased $40.8 million, or 18.40%, to $262.4 million at December 31, 2011 from $221.6 million at December 31, 2010.

        At September 30, 2012, the majority of FAB's deposits were obtained from HOAs through their management companies, as agent. Most of these management companies are owned or managed by Associa. John Caronoa, a director and shareholder of FAB, is the majority owner and chief executive officer of Associa.

        The following tables summarize the distribution of average daily deposits and the average daily rates paid for the periods indicated:

	For the Nine Months Ended September 30,
	2012		2011
	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Noninterest bearing demand	$88,783	—	$74,955	—
Interest bearing demand	76,928	0.13%	63,644	0.24%
Money market	130,700	0.39%	105,537	0.79%
Time deposits	20,942	0.98%	17,363	1.21%

Total deposits	$317,353	0.35%	$261,499	0.64%

	For the Year Ended December 31,
	2011		2010
	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Noninterest bearing demand	$75,056	—	$15,323	—
Interest bearing demand	61,420	0.22%	104,075	0.31%
Money market	107,881	0.70%	82,741	1.07%
Time deposits	18,017	1.20%	19,452	1.66%

Total deposits	$262,374	0.59%	$221,591	0.74%

        As indicated in the above tables, FAB's average noninterest bearing demand deposits increased $13.8 million, or 18.44% from $75.0 million at September 30, 2011 to $88.8 million at September 30, 2012. Interest bearing demand deposits increased $13.28 million, or 20.87% from $63.6 million at September 30, 2011 to $76.92 million at September 30, 2012. Money market accounts also increased $25.2 million, or 23.84% from $105.5 million at September 30, 2011 to $130.7 million at September 30, 2012.

        For the year ended December 31, 2011, FAB average noninterest bearing demand deposits increased $59.7 million, or 389.82% from $15.3 million at December 31, 2010 to $75.1 million at December 31, 2012. Interest bearing demand deposits decreased $42.7 million, or 40.98% from $104.1 million at December 31, 2010 to $61.4 million at December 31, 2011. Money market accounts increased $25.1 million, or 30.38% from $82.7 million at December 31, 2010 to $107.9 million at December 31, 2011. The significant increase in both average noninterest bearing and interest bearing deposits, including money market accounts, primarily was due to FAB's emphasis on the growth of deposits.

CERTAIN BENEFICIAL OWNERSHIP OF FAB COMMON STOCK

        The following table sets forth as of January 30, 2013 information with respect to the beneficial ownership of FAB common stock by (i) each person who is known to FAB to be the beneficial owner of more than five percent of FAB common stock, (ii) each director of FAB, (iii) each executive officer of FAB and (iv) all directors and executive officers of FAB as a group. Applicable percentage ownership in the table is based on 1,980,229 shares of FAB common stock outstanding as of January 30, 2013. Except as otherwise indicated in the footnotes to the table, the beneficial owners listed have sole voting and investment power as to all of the shares beneficially owned by them. Unless otherwise indicated, the address for each of the shareholders below is First Associations Bank, 12001 North Central Expressway, Suite 1165, Dallas, Texas 75243.

	Amount of Beneficial Ownership (# Shares)(1)		Percent of FAB Common Stock Beneficially Owned(2)
Name of Executive Officers and Directors
Joe Alcantar	121,641	(3)	6.1%
John Carona	257,437	(4)	12.9%
James T. Hyatt	98,400	(5)	4.9%
Michael A. Kowalski	120,000	(6)	5.9%
Greg Smith	25,000	(7)	1.2%
C. Glenn Thurman	183,641	(8)	9.2%
All directors and executive officers as a group (six (6) persons)	806,119		38.3%
Name and address of beneficial owners of more than 5% of FAB common stock
H. Craig Kinney	132,444	(9)	6.7%
Lisa Blue Baron	100,000		5.0%
Doyle G. Barton or Patsy L. Barton	140,000		7.1%

(1)
Includes all shares of FAB common stock beneficially owned, whether directly or indirectly, individually or together with associates. Includes any shares of FAB common stock owned, whether jointly or as community property, with a spouse. Includes shares of FAB common stock that may be purchased upon exercise of FAB stock options or FAB warrants within 60 days of January 30, 2013.

(2)
The applicable percentage ownership is based on shares of FAB common stock outstanding as of January 30, 2013, plus, on an individual basis, the right of that person to obtain shares of FAB common stock upon exercise of FAB stock options and/or FAB warrants to purchase shares of FAB common stock held by such person. Pursuant to the Commission's rules, FAB did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

(3)
Includes FAB warrants to purchase 13,641 shares.

(4)
Includes FAB warrants to purchase 13,641 shares and shares held of record by his spouse as community property. Does not include shares held of record as separate property by his spouse, Helen Carona, or his adult son, John Carona, Jr.

(5)
Includes FAB warrants to purchase 13,641 shares.

(6)
Includes FAB warrants to purchase 10,000, shares, FAB stock options to purchase 40,000 shares and shares held of record by his spouse as community property. Does not include shares held of record by a trust of which his mother is the beneficiary, over which Mr. Kowalski has no voting or investment power, or his adult children.

(7)
Includes FAB stock options to purchase 20,000 shares.

(8)
Includes FAB warrants to purchase 13,641 shares and shares held of record jointly with his spouse.

(9)
Includes shares held of record by family trusts of which he serves as trustee.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL DATA

        The following Unaudited Pro Forma Condensed Combined Statement of Financial Condition combines the historical Consolidated Statement of Financial Condition of Pacific Premier and the historical Statement of Financial Condition of FAB as of the nine months ended September 30, 2012 giving effect to (i) the sale of 3,795,000 newly issued shares of Pacific Premier common stock in an underwritten public offering, as to which the closing of 3,300,000 shares and 495,000 shares occurred on December 11, 2012 and January 9, 2013, respectively, and the receipt of net proceeds of approximately $35.6 million by Pacific Premier from the sale of such shares and (ii) the completion of the merger on September 30, 2012, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements. The following Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2012, combine the historical Consolidated Statements of Operations of Pacific Premier and the historical Statements of Operations of FAB giving effect to (x) the Pacific Premier public offering at the beginning of the period presented as further described in the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements and (y) the merger as if the merger had become effective at the beginning of the period presented, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements. In addition, the following Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2011, combine the historical Consolidated Statements of Operations of Pacific Premier and the historical Statements of Operations of FAB giving effect to the merger as if the merger had become effective at the beginning of the period presented, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

        Although pro forma financial information is not a measurement of performance calculated in accordance with GAAP, Pacific Premier and FAB believe that pro forma financial information is important because it gives effect to the merger and the Pacific Premier public offering for the periods presented. The manner in which Pacific Premier and FAB calculate pro forma financial information may differ from similarly titled measures reported by other companies.

        The unaudited pro forma combined financial information included in this proxy statement/prospectus are presented for informational purposes only. This information includes various estimates and may not necessarily be indicative of the financial condition or results of operations that would have occurred if the merger or the Pacific Premier public offering had been completed on the dates or at the beginning of the periods indicated or which may be obtained in the future. The unaudited pro forma combined financial information has been derived from and should be read in conjunction with the respective period's historical consolidated financial statements and the related notes of Pacific Premier and FAB. The historical consolidated financial statements of Pacific Premier are filed with the Commission and incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information." The historical financial statements of FAB are included elsewhere in this proxy statement/prospectus. See "Index to FAB Financial Statements" beginning on page F-1.

        The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the opportunities to earn additional revenue and does not include certain assumptions as to cost savings and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

        The unaudited pro forma combined stockholders' equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Pacific Premier's common stock or the actual or future results of operations of Pacific Premier for any period. Actual results may be materially different than the pro forma information presented.

	At September 30, 2012
	Historical Pacific Premier	Pacific Premier Offering(1)	Pro Forma Adjusted for the Offering	Historical FAB	Pro Forma Adjustments for FAB Combination	Footnote Reference	Pro Forma Combined with FAB and Adjusted for the Offering(2)
	(Dollars in thousands)
Assets
Cash and due from banks	$58,216	$35,558	$93,774	$17,364	$(46,210)	(3)	$64,928
Federal funds sold	27	—	27	—	—		27
Investment securities available for sale	114,250	—	114,250	204,351	—		318,601
Investment securities held to maturity	—	—	—	109,506	5,626	(4)	115,132
FHLB stock/Federal Reserve Bank stock, at cost	12,191	—	12,191	132	—		12,323
Loans held for sale, net	4,728	—	4,728	—	—		4,728
Loans held for investment	859,373	—	859,373	18,808	(376)	(5)	877,805
Allowance for loan losses	(7,658)	—	(7,658)	(202)	202	(6)	(7,658)

Loans held for investment, net	851,715	—	851,715	18,606	(174)		870,147
Premises and equipment	10,067	—	10,067	65	—		10,132
Goodwill	—	—	—	—	3,609	(7)	3,609
Core deposit intangibles	2,703	—	2,703	—	1,527	(8)	4,230
Other assets	35,439	—	35,439	6,152	(751)	(9)	40,840

Total assets	$1,089,336	$35,558	$1,124,894	$356,176	$(36,373)		$1,444,697

Liabilities
Deposits	$895,870	$—	$895,870	$305,475	$—		$1,201,345
Short term borrowings	47,000	—	47,000	2,851	—		49,851
Long term debt	38,810	—	38,810	—	—		38,810
Other liabilities	7,770	—	7,770	1,996	—		9,766

Total liabilities	989,450	—	989,450	310,322	—		1,299,772
Stockholders' equity
Preferred stock	—	—	—	—	—		—
Common stock	103	38	141	9,901	(9,888)	(10)	154
Additional paid in capital	76,414	35,520	111,934	11,108	(1,640)	(11)	121,402
Retained earnings	22,011	—	22,011	16,707	(16,707)	(10)	22,011
Accumulated other comprehensive income	1,358	—	1,358	8,138	(8,138)	(10)	1,358

Total stockholders' equity	99,886	35,558	135,444	45,854	(36,373)		144,925

Total liabilities and stockholders' equity	$1,089,336	$35,558	$1,124,894	$356,176	$(36,373)		$1,444,697

The accompanying Notes are an integral part of the Unaudited Pro Forma
Condensed Combined Financial Information.

	For the nine months ended September 30, 2012
	Historical Pacific Premier	Pacific Premier Offering(1)	Pro Forma Adjusted for the Offering	Historical FAB	Proforma Adjustments for FAB Combination	Footnote Reference	Pro Forma Combined with FAB and Adjusted for the Offering(17)
	(Dollars in thousands, except per share data)
Interest income	$38,788	$—	$38,788	$7,395	$(1,027)	(12)	$45,156
Interest expense	5,611	—	5,611	612	—		6,223

Net interest income	33,177	—	33,177	6,783	(1,027)		38,933
Provision for loan losses	145	—	145	(76)	—		69

Net interest income after provision for loan losses	33,032	—	33,032	6,859	(1,027)		38,864
Noninterest income	9,378	—	9,378	1,503	—	(13)	10,881
Noninterest expense	22,877	—	22,877	4,598	115	(14)	27,590

Income before income tax expense	19,533	—	19,533	3,764	(1,141)		22,156
Income tax	7,568	—	7,568	—	1,049	(15)	8,617

Net income	$11,965	$—	$11,965	$3,764	$(2,190)		$13,539

Per common share
Net income—basic	$1.16	$0.00	$0.85	$1.90			$0.88
Net income—diluted	1.12	0.00	0.82	1.84			0.86
Weighted average common shares
Basic	10,332,223	3,795,000	14,127,223	1,980,229	(701,001)	(16)	15,406,451
Diluted	10,709,822	3,795,000	14,504,822	2,048,092	(768,864)	(16)	15,784,050

The accompanying Notes are an integral part of the Unaudited Pro Forma
Condensed Combined Financial Information.

	For the year ended December 31, 2011
	Historical Pacific Premier	Historical FAB	Pro Forma Adjustments	Footnote Reference	Pro Forma Combined
	(Dollars in thousands, except per share data)
Interest income	$50,225	$9,550	$(1,369)	(12)	$58,406
Interest expense	9,596	1,112	—		10,708

Net interest income	40,629	8,438	(1,369)		47,698
Provision for loan losses	3,255	216	—		3,471

Net interest income after provision for loan losses	37,374	8,222	(1,369)		44,227
Noninterest income	6,513	1,356	—	(13)	7,869
Noninterest expense	26,904	4,714	153	(14)	31,771

Income before income tax expense	16,983	4,864	(1,522)		20,325
Income tax	6,411	—	1,489	(15)	7,900

Net income	$10,572	$4,864	$(3,011)		$12,425

Per common share
Net income—basic	$1.05	$2.46			$1.09
Net income—diluted	0.99	2.38			1.04
Weighted average common shares
Basic	10,092,181	1,980,229	(701,001)	(16)	11,371,409
Diluted	10,630,720	2,039,534	(760,306)	(16)	11,909,948

The accompanying Notes are an integral part of the Unaudited Pro Forma
Condensed Combined Financial Information.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note A—Basis of Presentation

        The unaudited pro forma combined condensed consolidated financial information and explanatory notes show the impact on the historical financial condition and results of operations of Pacific Premier resulting from (i) the sale of 3,795,000 newly issued shares of Pacific Premier common stock in an underwritten public offering, as to which the closing of 3,300,000 shares and 495,000 shares occurred on December 11, 2012 and January 9, 2013, respectively, and the receipt of net proceeds of approximately $35.6 million by Pacific Premier from the sale of such shares and (ii) the merger under the purchase method of accounting. Under the purchase method of accounting, the assets and liabilities of FAB are recorded by Pacific Premier at their respective fair values as of the date the transaction is completed. The unaudited pro forma combined condensed consolidated statement of financial condition combines the historical financial information of Pacific Premier and FAB as of September 30, 2012, as further adjusted after giving effect to the sale of 3,795,000 shares of newly issued Pacific Premier common stock, as if the merger and the offering were completed on that date. The unaudited pro forma combined condensed consolidated statements of operations for the nine month period ended September 30, 2012 gives effect to the merger, as further adjusted after giving effect to the sale of 3,795,000 shares of newly issued Pacific Premier common stock, as if the offering occurred on the first day of the nine month period ended September 30, 2012, or January 1, 2012. The unaudited pro forma combined condensed consolidated statement of operations for the twelve month period ended December 31, 2011 gives effect to the merger as if the transaction had been completed on January 1, 2011.

        Since the merger is recorded using the purchase method of accounting, all loans are recorded at fair value, including adjustments for credit quality, and no allowance for credit losses is carried over to Pacific Premier's balance sheet. In addition, certain anticipated nonrecurring costs associated with the merger such as professional fees, legal fees and conversion-related expenditures are not reflected in the pro forma statements of operations.

        While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for credit losses and the allowance for credit losses, for purposes of the unaudited pro forma combined condensed consolidated statement of operations for the nine months ended September 30, 2012 and the year ended December 31, 2011, Pacific Premier assumed no adjustments to the historical amount of FAB's provision for credit losses. If such adjustments were estimated, there could be a reduction to the historical amounts FAB's provision for credit losses presented.

Note B—Accounting Policies and Financial Statement Classifications

        The accounting policies of FAB are in the process of being reviewed in detail by Pacific Premier. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined.

Note C—Merger and Acquisition Integration Costs

        In connection with the merger, the plan to integrate Pacific Premier's and FAB's operations is still being developed. The specific details of this plan will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment, and service contracts to determine where they may take advantage of redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers, selling or otherwise disposing of

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note C—Merger and Acquisition Integration Costs (Continued)

certain furniture and equipment. Pacific Premier also expects to incur merger-related costs including professional fees, legal fees, system conversion costs and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and in the period incurred.

Note D—Estimated Annual Cost Savings

        Pacific Premier expects to realize revenue enhancements and cost savings following the merger. These revenue enhancements and cost savings are not reflected in the pro forma financial information and there can be no assurance they will be achieved in the amount or manner currently contemplated.

Note E—Pro Forma Adjustments

        The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed consolidated financial information. All adjustments are based on current assumptions and valuations, which are subject to change.

  (1)
  On December 11, 2012, Pacific Premier completed an underwritten public offering of 3,300,000 shares of its common stock at a public offering price of $10.00 per share, and on January 9, 2013, Pacific Premier issued an additional 495,000 shares of its common stock at a public offering price of $10.00 per share in connection with the underwriters' exercise of the over-allotment option granted to them as part of the offering, for an aggregate issuance of 3,795,000 shares of common stock in the offering. The net proceeds from the offering, including the underwriters' exercise of the over-allotment option, after deducting underwriting discounts and commissions and estimated offering expenses, were approximately $35.6 million.

  (2)
  The pro forma data in this column presents the unaudited financial data for Pacific Premier on a pro forma combined basis reflecting the consummation of the merger with FAB, as if the merger had taken place as of September 30, 2012, after giving effect to the pro forma adjustments for the merger as described in the other footnotes to this table, and as further adjusted after giving effect to the sale of 3,795,000 newly issued shares of Pacific Premier common stock and the receipt of net proceeds of approximately $35.6 million by Pacific Premier from the sale of such shares.

  (3)
  Payment of the aggregate per share cash consideration in the amount of $37.6 million to FAB shareholders, which amount assumes no adjustments to the cash portion of the merger consideration are made, $3.5 million to holders of FAB stock options and FAB warrants and the $5.1 million for estimated transaction costs.

  (4)
  Adjustment made to reflect the preliminary estimated market value of FAB's investment securities held to maturity.

  (5)
  Adjustment made to reflect the preliminary estimated market value of FAB's loans held for investment, which includes an estimate of lifetime credit losses. Loans held for investment include net deferred costs and unearned discounts.

  (6)
  Purchase accounting reversal of FAB's allowance for loan losses, which cannot be carried over.

  (7)
  Represents the recognition of goodwill resulting from the difference between the consideration paid to FAB shareholders less the net fair value of the acquired assets and assumed liabilities.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note E—Pro Forma Adjustments (Continued)

    Goodwill can be summarized as follows (dollars in thousands, except share and per share data):

Total FAB shares outstanding at merger announcement		1,980,229
Multiplied by share exchange ratio (portion of Pacific Premier shares for each FAB share)		0.646

Estimated Pacific Premier shares issued to FAB shareholders		1,279,228
Pacific Premier issue price per share		$9.80

Value of stock consideration paid to FAB common shareholders		12,536
Cash consideration to FAB common shareholders		37,627
Cash consideration for option and warrant holders		3,488

Total pro forma merger consideration paid		$53,651

Carrying value of FAB net assets at September 30, 2012		$45,854
Fair value adjustment to assets and liabilities (debit / credit):
Investment securities held to maturity	5,626
Loans held for investment, net	(174)
Core deposit intangible	1,527
Deferred tax effect of adjustments, excluding transaction costs (40%)	(2,791)

Total fair value adjustments		4,188

Fair value of net assets acquired on September 30, 2012		50,042

Excess of fair value of net assets acquired over consideration paid		$3,609

  (8)
  Purchase accounting adjustment in recognition of the fair value of core deposit intangible assets, which is assumed to be 0.50% of core deposits.

  (9)
  A net deferred tax liability resulting from the fair value adjustments related to the acquired assets and assumed liabilities.

  (10)
  Purchase accounting reversal of FAB's common equity accounts.

  (11)
  Adjustment to additional paid in capital includes consideration paid, transaction costs, fair market value adjustments, tax adjustments and goodwill created.

  (12)
  The amortization/accretion of fair value adjustments related to loans and investment securities over the estimated lives of the related asset. Interest income does not reflect revenue enhancement opportunities.

  (13)
  Noninterest income does not reflect revenue enhancement opportunities.

  (14)
  Amortization of core deposit intangibles over a ten year life. FAB acquisition costs for professional, legal and conversion related expenditures are not reflected as they are nonrecurring expenses. These costs will be expensed by Pacific Premier as required by GAAP. Noninterest expense does not reflect anticipated cost savings.

  (15)
  Reflects the tax impact of the pro forma transaction adjustments at a tax rate of 40%.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note E—Pro Forma Adjustments (Continued)

  (16)
  Adjustment reflects the elimination of FAB's weighted average shares outstanding, offset by the issuance of 0.646 times of a share of Pacific Premier common stock for each outstanding share of FAB common stock to be issued in connection with the merger.

  (17)
  The pro forma data in this column presents the unaudited financial data for Pacific Premier on a pro forma combined basis reflecting the consummation of the merger with FAB, after giving effect to the pro forma adjustments for the merger as described in the other footnotes to this table, and as further adjusted after giving effect to the sale of 3,795,000 shares of newly issued Pacific Premier common stock, as if the merger and the offering occurred on the first day of the nine month period ended September 30, 2012, or on January 1, 2012. However, the pro forma data in this column does not reflect the use of the approximately $35.6 million of net proceeds received by Pacific Premier in connection with the offering for the period presented.

Note F—Effect of Hypothetical Adjustments on FAB's Historical Financial Statements

        The unaudited pro forma combined condensed consolidated statements of operations for the nine months ended September 30, 2012 and the twelve months ended December 31, 2011 present the pro forma results assuming the merger occurred on January 1, 2012 and January 1, 2011, respectively. The pro forma financial statements for the nine months ended September 30, 2012 and for the year ended December 31, 2011 do not reflect any adjustments to eliminate FAB's historical provision for loan losses.

        FAB's provision for loan losses for the periods presented related to loans that Pacific Premier is required to initially record at fair value. Such fair value adjustments include a component related to the expected lifetime credit losses on those loan portfolios. Pacific Premier believes that these same historical provisions would not have been recorded in Pacific Premier combined consolidated financial statements for the periods presented had the transactions been completed on January 1, 2012 or January 1, 2011.

DESCRIPTION OF PACIFIC PREMIER CAPITAL STOCK

        The following summary of the current terms of the capital stock of Pacific Premier and the terms of capital stock of Pacific Premier to be in effect after completion of the merger is not meant to be complete and is qualified in its entirety by reference to the DGCL, federal law, the Pacific Premier amended and restated certificate of incorporation, or Pacific Premier certificate of incorporation, and the Pacific Premier amended and restated bylaws, or the Pacific Premier bylaws, copies of which have been filed with the Commission and are also available upon request from Pacific Premier. See "Where You Can Find More Information" on page 144.

Common Stock

        The Pacific Premier certificate of incorporation authorizes 25,000,000 shares of common stock, par value $0.01 per share. At January 30, 2013, there were 14,156,648 shares of Pacific Premier common stock issued and outstanding, held of record by approximately 2,559 stockholders. The Pacific Premier common stock is listed on the NASDAQ Global Market under the symbol "PPBI." The transfer agent and registrar for Pacific Premier common stock is American Stock Transfer & Trust Company.

        Each holder of Pacific Premier common stock is entitled to:

  •
  one vote for each share held on all matters submitted to a vote of the shareholders;

  •
  receive ratably such dividends as may be declared by the Pacific Premier board of directors out of funds legally available for dividends, subject to preferences that may be applicable to outstanding shares of preferred stock, if any, or limitations and restrictions under applicable bank regulations; and

  •
  share ratably in Pacific Premier's net assets, legally available to holders of Pacific Premier common stock in the event of Pacific Premier's liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to any holders of shares of preferred stock and to creditors (unless provision for such payment has been made).

        Holders of Pacific Premier common stock are not entitled to preemptive rights and have no subscription, redemption or conversion privileges.

        The outstanding shares of Pacific Premier common stock are validly issued, fully-paid and nonassessable.

Preferred Stock

        The Pacific Premier certificate of incorporation authorizes 1,000,000 shares of preferred stock, par value $0.01 per share. As of January 30, 2013, there were no issued and outstanding shares of Pacific Premier preferred stock.

        Under the Pacific Premier certificate of incorporation, Pacific Premier may issue shares of preferred stock in one or more series, as may be determined by the Pacific Premier board of directors. The Pacific Premier board of directors may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any preferred stock that Pacific Premier may issue will rank senior to Pacific Premier common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of Pacific Premier, or both. In addition, any shares of Pacific Premier preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of Pacific Premier preferred stock, or merely the existing authorization of the Pacific Premier board of directors to issue shares of Pacific Premier preferred stock, may tend to discourage or impede a merger or other change in control of Pacific Premier. No shares of preferred stock are currently outstanding. Each series of preferred stock, to the extent issued, will be issued under a separate certificate of designation.

Anti-takeover Provisions

        Delaware Anti-Takeover Law.    As a Delaware corporation, Pacific Premier is subject to Section 203 of the DGCL, which generally prevents an interested shareholder, defined generally as a person owning 15% or more of a corporation's outstanding voting stock, from engaging in a business combination with Pacific Premier for three years following the date that person became an interested shareholder, unless certain specified conditions are satisfied. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Pacific Premier board of directors, including discouraging attempts that might result in a premium over the market price for the shares of Pacific Premier common stock held by shareholders.

        Possible Future Issuance of Preferred Stock.    The Pacific Premier board of directors can at any time issue one or more new series of preferred stock pursuant to the Pacific Premier certificate of incorporation and without shareholder approval. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of Pacific Premier through a merger, tender offer, proxy context or otherwise. Shares of Pacific Premier preferred stock with special voting rights or other features issued to persons favoring Pacific Premier's management could stop a takeover by preventing the person trying to take control of Pacific Premier from acquiring enough voting shares to take control.

        Removal and Vacancies on the Board of Directors.    Subject to the rights of the holders of any series of Pacific Premier preferred stock then outstanding, directors may be removed by Pacific Premier's shareholders, with or without cause, by the affirmative vote of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of Pacific Premier entitled to vote generally in the election of directors, voting together as a single class. Further, any newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the board resulting from death, resignation, retirement, removal or other cause may be filled only by a majority vote of the directors then in office, whether or not a quorum is present. These provisions may deter a shareholder from removing incumbent directors and from simultaneously gaining control of the board of directors by filling the resulting vacancies with its own nominees. Consequently, the existence of these provisions may have the effect of deterring hostile takeovers, which could depress the market price of Pacific Premier common stock.

        Advance Notice Requirements for Shareholder Proposals and Director Nominations.    The Pacific Premier bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at Pacific Premier's principal executive offices not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary date of the previous year's annual meeting. The Pacific Premier bylaws also specify requirements as to the form and content of a shareholder's notice. The Pacific Premier bylaws also provide that notice may be provided by shareholders to Pacific Premier in accordance with the Commission's rules. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

        Additional Provisions in the Pacific Premier Certificate of Incorporation and Bylaws.    The Pacific Premier certificate of incorporation and the Pacific Premier bylaws contain additional provisions that may be deemed to have the effect of discouraging or delaying attempts to gain control of Pacific Premier, including provisions that provide: (i) the board of directors with the exclusive power to fix from time to time the size of the board; (ii) for any action required or permitted to be taken by Pacific Premier shareholders to be taken only at an annual or special meeting and prohibit shareholder action by written consent in lieu of a meeting; (iii) for special meetings of shareholders to be called only by the board of directors; and (iv) for certain of the foregoing provisions to be amended only by the affirmative vote of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of Pacific Premier entitled to vote generally in an election of directors, voting together as a single class.

Restrictions on Ownership

        The BHC Act generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of a bank holding company, such as Pacific Premier. "Control" is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. Any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of the voting stock of Pacific Premier. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Pacific Premier, could constitute acquisition of control of the bank holding company.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

        When the merger becomes effective, shareholders of FAB will receive shares of Pacific Premier common stock in exchange for their shares of FAB common stock and will become shareholders of Pacific Premier. Pacific Premier is a Delaware corporation and the rights of Pacific Premier shareholders are governed by the DGCL, as well as the Pacific Premier certificate of incorporation and the Pacific Premier bylaws. FAB is a Texas-chartered bank, and its shareholders' rights are governed by the Texas Finance Code and the TBOC, as well as its amended articles of association and bylaws. The Texas Finance Code provides that the TBOC shall apply to a banking association, such as FAB, as if it were a for-profit corporation, to the extent the TBOC is not inconsistent with the Texas Finance Code. FAB's amended articles of association are referred to as the FAB articles of association.

        After the merger, as Pacific Premier shareholders, the rights of former FAB shareholders will be governed by the Pacific Premier certificate of incorporation, the Pacific Premier bylaws and the DGCL. The following is a summary of material differences between the rights of holders of Pacific Premier common stock and holders of FAB common stock. The summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of Pacific Premier common stock and holders of FAB common stock. Rather, the summary is intended to provide a general overview of the differences in shareholders' rights under the governing corporate instruments of Pacific Premier and FAB, and other known material differences. For more detailed information with respect to Pacific Premier, see "Description of Pacific Premier Capital Stock" beginning on page 133.

Authorized Capital Stock

        Pacific Premier.    Pacific Premier's authorized capital stock consists of 25,000,000 shares of Pacific Premier common stock, par value $.01 per share, and 1,000,000 shares of Pacific Premier preferred stock, par value $.01 per share. The Pacific Premier certificate of incorporation authorizes Pacific Premier's board of directors to issue shares of Pacific Premier preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of Pacific Premier preferred stock in each series. As of January 30, 2013, there were 14,156,648 shares of Pacific Premier common stock outstanding. No shares of Pacific Premier preferred stock were issued and outstanding as of that date.

        FAB.    FAB's authorized capital stock consists of 5,000,000 shares of FAB common stock, par value $5.00 per share. As of January 30, 2013, there were 1,980,229 shares of FAB common stock outstanding.

Issuance of Capital Stock

        Pacific Premier.    Under the Pacific Premier certificate of incorporation and the DGCL, Pacific Premier may issue shares of Pacific Premier capital stock and rights or options for the purchase of shares of capital stock of Pacific Premier on such terms and for such consideration as may be determined by the Pacific Premier board of directors. None of the DGCL, the Pacific Premier certificate of incorporation or the Pacific Premier bylaws require shareholder approval of any such actions. Pacific Premier may, however, elect to seek shareholder approval of stock-related compensation plans in certain instances in order to qualify such plans for favorable federal income tax treatment and to comply with the continued listing rules of the Nasdaq Global Market and securities laws treatment under current laws and regulations. Holders of Pacific Premier common stock do not have preemptive rights with respect to any shares of Pacific Premier capital stock which may be issued.

        FAB.    Under the TBOC, FAB may issue shares of FAB common stock and rights or options for the purchase of shares of FAB common stock on such terms and for such consideration as may be determined by the FAB board of directors. None of the TBOC or the FAB articles of association and bylaws require shareholder approval of any such actions. Under the TBOC, holders of FAB common stock do not have preemptive rights with respect to any shares of FAB common stock which may be issued, unless granted such rights in the FAB articles of association. The FAB articles of association do not grant such rights.

Voting Rights

        Pacific Premier.    Each holder of Pacific Premier common stock is entitled to one vote for each share held of record. All director elections shall be determined by a plurality of the votes cast and, except as otherwise required by law or the Pacific Premier certificate of incorporation, all other matters shall be determined by a majority of the votes cast. Holders of Pacific Premier common stock do not have cumulative voting rights with respect to the election of directors.

        FAB.    Each holder of FAB common stock is entitled to one vote for the election of directors and upon all other matters that may be submitted to a vote of FAB's shareholders generally, with each share being entitled to one vote for each share held of record. Holders of FAB common stock do not have cumulative voting rights with respect to the election of directors. The vote of the holders of a majority of the shares of FAB common stock entitled to vote shall be the act of the shareholders, unless the vote of a greater number is required by Texas law or the FAB articles of association.

Number and Election of Directors

        Pacific Premier.    The Pacific Premier bylaws provide that the number of directors who shall constitute the board of directors shall be such number as the board of directors shall from time to time have designated, except that in the absence of such designation, such number shall be seven. The directors shall be elected by the stockholders each year at the annual meeting of stockholders and shall hold office until the next annual meeting and until each director's successor shall have been duly elected and qualified or until a director's earlier resignation or removal. Currently, Pacific Premier's board of directors consists of six directors.

        FAB.    FAB's bylaws provide for a board of directors consisting of no less than five members nor more than 25 members as determined from time to time by resolution of the FAB board of directors.

Currently, FAB's board of directors consists of six directors. Members of the FAB board of directors serve one-year terms and are elected annually by FAB's shareholders.

Removal of Directors

        Pacific Premier.    Under the DGCL, directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote, unless a greater vote is required by the certificate of incorporation or the bylaws. Under the Pacific Premier certificate of incorporation, subject to the rights of holders of any series of preferred stock then outstanding, any director, or the entire board of directors, may be removed from office at any time with or without cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of Pacific Premier entitled to vote generally in an election of directors, voting together as a single class.

        FAB.    Under the TBOC, except as otherwise provided by the certificate of formation or bylaws of a corporation, directors may be removed, with or without cause, by a vote of the holders of a majority of the shares entitled to vote at an election of the directors. FAB's bylaws provide that any director may be removed from office at any time, with or without cause, at any special or annual meeting of shareholders, if the notice of meeting states that a purpose of the meeting is the removal of one or more directors, by the affirmative vote of a majority of the FAB shareholders present, in person or by proxy, at such meeting.

Vacancies of Directors

        Pacific Premier.    The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, a majority of the directors then in office (although less than a quorum) or the sole remaining director may fill any vacancy on a board of directors, including newly created directorships resulting from an increase in the number of directors. Under the Pacific Premier bylaws, subject to the rights of holders of any series of preferred stock outstanding, any vacancy occurring on its board of directors may be filled by a majority vote of the directors then in office, whether or not a quorum is present. Each director so chosen will hold office until the next annual meeting of shareholders.

        FAB.    The TBOC provides that a vacancy occurring on a board of directors after the issuance of shares may be filled by election at an annual or special meeting of shareholders called for that purpose or by the affirmative vote of the majority of the remaining directors, even if the remaining directors constitute less than a quorum of the board of directors. Under the FAB bylaws, any vacancy on the board of directors may be filled by the affirmative vote of a majority of the remaining directors, even if the directors remaining in office are fewer than a quorum of the board, except that any vacancy resulting from the removal of a director by the shareholders shall be filled only by the shareholders entitled to vote at an annual meeting or a special meeting called for that purpose. Each director so chosen will hold office for the unexpired term of the director's predecessor in office.

Indemnification and Limitation of Liability

        Pacific Premier.    The DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

        The DGCL provides that any indemnification must be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. Such determination must be made, with respect to person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to the action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

        The DGCL provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        The Pacific Premier certificate of incorporation provides for the indemnification of directors, officers and certain of its authorized representatives to the fullest extent permitted by the DGCL, except that indemnification in an action, suit or proceeding initiated by a director, officer or authorized representative is permitted only if the board of directors authorized the initiation of that action, suit or proceeding. In addition, as permitted by the DGCL, the Pacific Premier certificate of incorporation provides that the directors shall have no personal liability to Pacific Premier or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to Pacific Premier or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) the unlawful payment of dividends or unlawful stock purchase or redemption, or (iv) for any transaction in which the director derived improper personal benefit.

        FAB.    The TBOC permits a corporation to indemnify a governing person (defined as a person serving as part of the governing authority of the corporation), former governing person, or delegate (defined as a person who, while serving as a governing person, is or was at the request of the corporation serving as a representative of another organization) who was, is, or is threatened to be made a party to a proceeding, if it is determined by a majority vote of the disinterested and independent governing persons, regardless of whether such governing persons constitute a quorum, that (i) the person: (A) acted in good faith; (B) reasonably believed that his or her conduct was in the corporation's best interest, or at least not opposed to the corporation's best interests; and (C) in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful; (ii) with respect to expenses, the amount of expenses other than a judgment is reasonable; and (iii) indemnification should be paid.

        The TBOC provides that indemnification is mandatory if the governing person, former governing person, or delegate is wholly successful on the merits or otherwise in such a proceeding, and the TBOC permits such a person to apply for court-ordered indemnification. FAB's articles of association do not limit the statutory right to mandatory indemnification.

        Under the TBOC, a corporation may pay for or reimburse the reasonable expenses incurred by a governing person, former governing person, or delegate who is a party to a proceeding in advance of final disposition of the proceeding if the person furnishes to the corporation: (i) a written affirmation of the person's good faith belief that he or she has met the standard of conduct necessary for indemnification under the TBOC; and (ii) a written undertaking to repay the advance if it is ultimately determined that the person did not meet the appropriate standard of conduct.

        Under the TBOC, if the individual was adjudged liable (i) to the corporation in a proceeding, or (ii) in any proceeding charging improper personal benefit on the basis that he or she improperly received a personal benefit, then the corporation may only indemnify the individual for the reasonable expenses actually incurred by the individual in connection with the proceeding.

        The FAB articles of association provide that FAB will indemnify its current and former directors, officers, employees or agents who were, are or are threatened to be made a party to an action, suit or proceeding by reason of the fact that the person was serving at FAB's request, as a director, officer, partner trustee, or agent of another foreign or domestic association, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against reasonable expenses (including attorney fees), judgments, fines, penalties, or settlement payments incurred.

        The FAB articles of association limit personal liability of its directors for an act of omission in their conduct as directors. Such limitation does not extend to a director's liability for: (i) a breach of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith that involve intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit; (iv) acts or omissions for which the director is statutorily liable; or (v) unlawful stock repurchase or payment of a dividend.

Amendments to Articles of Incorporation and Bylaws

        Pacific Premier.    The DGCL provides that an amendment to a Delaware corporation's certificate of incorporation requires a board resolution stating the advisability of the amendment and approval by a majority of the holders of outstanding capital stock of each class entitled to vote thereon. The Pacific Premier certificate of incorporation provides that amendments to the Pacific Premier certificate of incorporation may be effected in the manner prescribed by the DGCL; provided, however, that the amendment of Sections C or D of Article Fifth, Article Sixth, Article Seventh, Article Ninth and Article Eleventh requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of Pacific Premier entitled to vote generally in the election of directors, voting together as a single class.

        The Pacific Premier bylaws authorize Pacific Premier's board of directors to amend its bylaws by vote of a majority of the board of directors at a meeting. The Pacific Premier bylaws also may be amended by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of Pacific Premier entitled to vote generally in the election of directors, voting together as a single class.

        FAB.    The Texas Finance Code provides that an amendment or restatement of the articles of association of a Texas bank and approval of the bank's board of directors and shareholders must be made or obtained as provided by the TBOC for the amendment or restatement of a certificate of formation by a for-profit organization. Under the TBOC, to amend or restate the FAB articles of association, approving the board of directors must adopt a resolution stating the proposed amendment or restatement and the amendment or restatement must be approved by the affirmative vote of the holders of a majority of the shares of FAB common stock entitled to vote. Under the TBOC, FAB's board of directors may amend or repeal bylaws or adopt new bylaws unless the FAB articles of association or the TBOC reserves the power exclusively to the shareholders. FAB's bylaws authorize FAB's board of directors to amend its bylaws by vote of a majority of the board of directors at a meeting, subject to repeal or change at any meeting of the shareholders at which a quorum is present.

Notice of Shareholder Meetings

        Pacific Premier.    In accordance with the DGCL, the Pacific Premier bylaws provide that a written notice of the time, date, and place of all shareholder meetings must be given to each shareholder entitled to vote at the meeting not less than ten (10) days nor more than sixty (60) days prior to the meeting.

        FAB.    FAB's bylaws provide that written notice of the date, time, place and purposes of a meeting of shareholders must be delivered not less than ten (10) nor more than fifty (50) days before the date of the meeting to each shareholder of record entitled to vote at such meeting.

Special Meetings of Shareholders

        Pacific Premier.    Under the DGCL, a special meeting of shareholders may be called by a corporation's board of directors or by the persons authorized to do so in the corporation's certificate of incorporation or bylaws. The Pacific Premier certificate of incorporation provides that a special meeting of shareholders may be called only by the board of directors pursuant to a resolution adopted by the majority of the total number of authorized directorships or as otherwise provided in the bylaws. The Pacific Premier bylaws provide that, subject to the rights of the holders of preferred stock, special meetings of shareholders may be called only by the board of directors pursuant to a resolution adopted by a majority of the total number of directors which the corporation would have if there were no vacancies on the board of directors.

        FAB.    Under the TBOC, a special meeting of shareholders may be called by the president, the board of directors, or any other person authorized to call special meetings by the articles of association or bylaws of the corporation or by the holders of the percentage of shares specified in the articles of association, not to exceed fifty percent (50%) of the shares entitled to vote or, if no percentage is specified, at least ten percent (10%) of all of the shares of the corporation entitled to vote at the proposed special meeting. Pursuant to FAB's bylaws, special meetings of the shareholders may be called by the FAB board of directors or the holders of not less than one-tenth of all shares entitled to vote at the meeting.

Shareholder Nominations and Shareholder Proposals

        Pacific Premier.    The Pacific Premier bylaws provide that shareholders of Pacific Premier may nominate one or more persons for election as director only if such nominations are delivered to the secretary of Pacific Premier at the principal executive offices of the corporation not earlier than the close of business on the one hundred twentieth (120th) day and not later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than one hundred (100) days prior to the date of such annual meeting, the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation. Each such notice must set forth information concerning the nominee, the nominating shareholder and the other information specified in the Pacific Premier bylaws. The Pacific Premier bylaws provide that a proposal by shareholders for submission to a vote of shareholders at an annual meeting must be delivered to the secretary of Pacific Premier within the same time frame as shareholder nominations for directors described above. Each such notice must set forth information concerning the proposal, the proposing shareholder and the information specified in the Pacific Premier bylaws.

        FAB.    FAB shareholders may propose business to be transacted at the annual meeting or a special meeting of the shareholders, but the FAB bylaws do not provide any procedures for shareholder nominations for election to FAB's board of directors.

Shareholder Action by Written Consent

        Pacific Premier.    The Pacific Premier bylaws provide that, subject to the rights of the holders of any class or series of preferred stock, any action required or permitted to be taken by the shareholders of Pacific Premier must be effected at an annual or special meeting of shareholders and may not be effected by any consent in writing by such shareholders.

        FAB.    Under FAB's bylaws, any action required by the TBOC to be taken at any annual or special meeting of the shareholders, or any action that may be taken at any annual or special meeting of the shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares representing not less than the minimum number of votes that would have been necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

Transactions with Interested Persons

        Pacific Premier.    The DGCL prohibits a corporation from engaging in any business combination with an interested stockholder (defined as a 15% stockholder) for a period of three years after the date that stockholder became an interested stockholder, unless (i) before that date, the board of directors of the corporation approved the business combination or the transaction in which the stockholder became an interested stockholder, (ii) upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock (excluding shares owned by directors, officers and certain employee stock ownership plans) or (iii) on or after the date the stockholder became an interested stockholder, the business combination received the approval of both the corporation's directors and holders of two-thirds of the outstanding voting shares not owned by the interested stockholder voted at a meeting and not by written consent. A Delaware corporation may opt out of this provision through an amendment to its certificate of incorporation or bylaws adopted by a majority of the outstanding voting shares. The Pacific Premier certificate of incorporation expressly provides that it is bound by this provision of the DGCL concerning transactions with interested stockholders.

        FAB.    Under the TBOC, a corporation may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an "affiliated shareholder," generally defined as the holder of 20% or more of the corporation's voting shares, for a period of three years from the date such person became an affiliated shareholder unless: (i) the business combination or purchase or acquisition of shares made by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder or (ii) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the affiliated shareholder became an affiliated shareholder.

Dividends

        Pacific Premier.    The DGCL permits a Delaware corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Further, it is the policy of the Federal Reserve that bank holding companies, such as Pacific Premier, should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. The Pacific Premier bylaws permit its board of directors to declare dividends, but it is Pacific Premier's policy to retain earnings to provide funds for use in its business. Pacific Premier has never declared or paid dividends on its common stock and does not anticipate declaring or paying any cash dividends in the foreseeable future.

        FAB.    Under the TBOC, a corporation is allowed to make a distribution, including payment of a dividend, upon authorization by the corporation's board of directors, unless the corporation would be insolvent after the distribution. Under federal law, FAB is also prohibited from paying any dividend that would cause it to become undercapitalized. The FDIC has policies which provide that insured banks, such as FAB, should generally pay dividends only out of current operating earnings.

Shareholders' Right of Dissent and Appraisal

        Pacific Premier.    Under the DGCL, stockholders are generally entitled to dissent from and obtain payment of the fair value of their shares when a merger or consolidation of business entities occurs. However, the DGCL provides that appraisal rights are not available with respect to any class or series to stock that is either listed on a national securities exchange or held of record by more than 2,000 holders, unless, under the terms of the transaction, holders are required to accept anything other than shares of publicly traded stock of the acquirer and/or cash in lieu of fractional shares. Pacific Premier's common stock is listed on a national securities exchange, and as such, Pacific Premier's shareholders are not entitled to appraisal rights.

        FAB.    The holders of FAB common stock are entitled to dissenters' rights in connection with the merger under the TBOC. For a discussion of the dissenters' rights under the TBOC, see "The Merger—Dissenters' Rights" beginning on page 71, and the dissenters' rights provisions of the TBOC, a copy of which is attached as Appendix C to this proxy statement/prospectus.

ADJOURNMENT OF THE SPECIAL MEETING
(PROPOSAL TWO)

        In the event there are not sufficient votes at the time of the special meeting to constitute a quorum or approve the merger agreement, then the FAB board of directors may propose to adjourn the special meeting to a later date or dates in order to permit the solicitation of additional proxies. Pursuant to the TBOC, the FAB board of directors is not required to fix a new record date to determine the shareholders entitled to vote at the adjourned meeting. If the FAB board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned meeting other than an announcement at the meeting at which the adjournment is taken, unless the adjournment is for more than thirty (30) days. If a new record date is fixed, notice of the adjourned meeting shall be given as in the case of an original meeting.

        In order to permit proxies that have been received by FAB at the time of the special meeting to be voted for an adjournment, if necessary, FAB has submitted this proposal as a separate matter for consideration by FAB shareholders, which is referred to as the adjournment proposal. If approved, the adjournment proposal will authorize the holder of any proxy solicited by the FAB board of directors to vote in favor of adjourning the special meeting and any later adjournments. If the FAB shareholders approve this adjournment proposal, FAB could adjourn the special meeting and use the additional time to solicit additional proxies to gain a quorum for the special meeting or approve the merger agreement, including the solicitation of proxies from FAB shareholders who have previously voted against the merger agreement. Among other things, approval of the adjournment proposal could mean that, even if proxies representing a sufficient number of votes against merger agreement have been received, FAB could adjourn the special meeting without a vote on the proposal to approve the merger agreement and seek to convince the holders of those shares to change their votes to votes in favor of the proposal to approve the merger agreement.

Vote Required

        The affirmative vote of the holders of a majority of the outstanding shares of FAB common stock is needed to approve the adjournment proposal. Because the adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of FAB common stock, abstentions and broker non-votes will have the same effect as a vote against this proposal. And for the same reason, the failure of a FAB shareholder to vote by proxy or in person at the special meeting will have the same effect of a vote against this proposal. Unless instructions to the contrary are specified in a proxy properly signed and returned through available channels, the proxies will be voted "FOR" this proposal.

THE FAB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
THAT FAB SHAREHOLDERS VOTE "FOR" THE ADJOURNMENT PROPOSAL.

 LEGAL MATTERS

        The validity of the Pacific Premier common stock to be issued in the merger has been passed upon for Pacific Premier by Patton Boggs LLP, Washington, DC. As of January 30, 2013, attorneys employed by that law firm beneficially owned approximately 39,000 shares of Pacific Premier common stock.

EXPERTS

        Pacific Premier's consolidated financial statements appearing in its Annual Report on Form 10-K for the year ended December 31, 2010 have been audited by Vavrinek, Trine, Day and Co., LLP, an independent registered public accounting firm, as set forth in their report included therein, which are incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        The financial statements of FAB included with this proxy statement/prospectus for the years ended December 31, 2011 and 2010 have been audited by JonesBaggett LLP, an independent registered public accounting firm, as stated in their report, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Pacific Premier Bancorp, Inc.

        Pacific Premier files annual, quarterly and current reports, proxy statements and other information with the Commission. FAB shareholders may read and copy any reports, proxy statements or other information filed by Pacific Premier at the Commission's public reference room in Washington, D.C., which is located at the following address: Public Reference Room, 100 F Street N.E., Washington, D.C. 20549.

        FAB shareholders can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Commission's public reference rooms. Pacific Premier's filings with the Commission are also available to the public from document retrieval services and at the Commission's Internet website (http://www.sec.gov). Pacific Premier's filings with the Commission are also available at their respective websites at www.ppbi.com.

        Pacific Premier has filed with the Commission a registration statement on Form S-4 under the Securities Act and the rules and regulations thereunder. This proxy statement/prospectus is a part of that registration statement. As permitted by the Commission's rules, this proxy statement/prospectus does not contain all of the information that can be found in the registration statement. The registration statement is available for inspection and copying as set forth above.

        The Commission allows Pacific Premier to "incorporate by reference" into this proxy statement/prospectus, which means that Pacific Premier can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this proxy statement/prospectus, except for any information superseded by information contained in later filed documents incorporated by reference in this proxy statement/prospectus.

        Pacific Premier incorporates by reference the respective documents filed by it with the Commission listed below and any future filings made by it with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the special meeting (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the rules of the Commission):

  •
  Pacific Premier's Annual Report on Form 10-K for the year ended December 31, 2011, or 2011 Annual Report on Form 10-K, filed on March 30, 2012.

  •
  Pacific Premier's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on May 15, 2012.

  •
  Pacific Premier's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed on August 13, 2012.

  •
  Pacific Premier's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed on November 8, 2012.

  •
  Pacific Premier's Current Reports on Form 8-K filed on March 12, 2012, March 30, 2012, May 3, 2012, June 4, 2012 , June 25, 2012, July 2, 2012, July 16, 2012, July 30, 2012,August 31, 2012, October 15, 2012, November 30, 2012, December 5, 2012, December 6, 2012, December 12, 2012, January 7, 2013 and January 9, 2013.

  •
  Pacific Premier's annual meeting proxy statement, filed on April 16, 2012 (only those portions that have been incorporated by reference in the 2011 Annual Report on Form 10-K).

  •
  The description of the Pacific Premier common stock contained on the Form 8-A as filed with the Commission pursuant to Section 12(b) and 12(g) of the Exchange Act, on February 28, 1997.

        You may request a copy of documents incorporated by reference in this document but not otherwise accompanying this document, at no cost, by writing or telephoning Pacific Premier at the following addresses:

Pacific Premier Bancorp, Inc.
17901 Von Karman Ave., Suite 1200
Irvine, California 92614
Attention: Kent J. Smith
Telephone: (714) 431-4000

        To obtain timely delivery, you should request desired information no later than five (5) business days prior to the date of the special meeting, or by                 , 2013.

 First Associations Bank

        FAB does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and, accordingly, does not file documents and reports with the Commission. The historical financial statements of FAB are included elsewhere in this proxy statement/prospectus.

        If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of FAB common stock, please contact Michael Kowalski, FAB's Chairman, President and Chief Executive Officer, at the following address and telephone number:

First Associations Bank
12001 North Central Expressway, Suite 1165
Dallas, Texas 75243
(972) 701-1100

        You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Pacific Premier and FAB have not authorized anyone else to provide you with information that is different from that which is contained in this proxy statement/prospectus. Moreover, neither Pacific Premier nor FAB is making an offer to sell or soliciting an offer to buy any securities other than the Pacific Premier common stock to be issued by Pacific Premier in the merger, and neither Pacific Premier nor FAB is making an offer of such securities in any state where the offer is not permitted. The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies.

FIRST ASSOCIATIONS BANK

Balance Sheets

(Unaudited)

	September 30, 2012	December 31, 2011
	(In thousands of dollars)
ASSETS
Cash and cash equivalents	$1,404	$2,107
Interest bearing deposits in other banks	15,960	10,618

Total cash and cash equivalents	17,364	12,725
Securities available for sale	204,351	179,089
Securities held to maturity	109,506	111,393
Loans, net	18,606	11,225
Bank premises and equipment, net	65	78
Bank owned life insurance	4,028	3,929
Accrued interest receivable	1,406	2,124
Prepaid expenses	181	292
Other assets	669	1,025

Total assets	$356,176	$321,880

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Noninterest bearing	$80,917	$78,575
Interest bearing	224,558	198,875

Total deposits	305,475	277,450
Repurchase agreements	2,851	884
Accrued interest payable	87	99
Other liabilities	1,909	1,194
Commitments and contingencies	—	—
Stockholders' equity:
Common stock-voting, $5 par value; 1,980,229 shares authorized, issued and outstanding at September 30, 2012 and December 31, 2011	9,901	9,901
Additional paid in capital	11,108	11,090
Retained earnings	16,707	13,537
Accumulated other comprehensive income	8,138	7,725

Total stockholders' equity	45,854	42,253

Total liabilities and stockholders' equity	$356,176	$321,880

See accompanying notes to unaudited financial statements.

FIRST ASSOCIATIONS BANK

Statements of Comprehensive Income

For the Nine Months Ended September 30, 2012 and 2011

(Unaudited)

	2012	2011
	(In thousands of dollars)
Interest income:
Interest and fees on loans	$670	$383
Interest on investment securities	6,644	6,752
Interest on interest bearing deposits in other banks and other investments	81	81

Total interest income	7,395	7,216

Interest expense:
Interest on deposit accounts	608	898
Interest on federal funds purchased and other borrowings	4	2

Total interest expense	612	900

Net interest income	6,783	6,316
(Credit) Provision for loan losses	(76)	60

Net interest income after provision	6,859	6,256

Noninterest income:
Service charges on deposit accounts	9	4
Net gains on sales of securities available for sale	1,395	925
Earnings on bank owned life insurance	98	99
Other	1	—

Total noninterest income	1,503	1,028

Noninterest expense:
Salaries and employee benefits	1,848	1,713
Occupancy of bank premises	103	106
Lockbox and outsourced support fees	1,676	497
Marketing and customer relations	120	191
Data processing	241	183
Professional fees	224	212
FDIC insurance	168	231
Other	218	237

Total noninterest expense	4,598	3,370

Net income	3,764	3,914
Other comprehensive income:
Net unrealized holding gains on securities arising during the period	413	6,285

Comprehensive income	$4,177	$10,199

Earnings per share:
Basic	$1.90	$1.98

Diluted	$1.84	$1.92

See accompanying notes to unaudited financial statements.

FIRST ASSOCIATIONS BANK

Statements of Changes in Stockholders' Equity

For the Year Ended December 31, 2011 and the Nine Months Ended September 30, 2012

(Unaudited)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	(In thousands of dollars)
Balance at January 1, 2011	$9,901	$11,056	$9,267	$1,296	$31,520
Stock based compensation	—	34	—	—	34
Net income	—	—	4,864	—	4,864
Change in unrealized gains	—	—	—	6,429	6,429
Dividends	—	—	(594)	—	(594)

Balance at December 31, 2011	9,901	11,090	13,537	7,725	42,253
Stock based compensation	—	18	—	—	18
Net income	—	—	3,764	—	3,764
Change in unrealized gains	—	—	—	413	413
Dividends	—	—	(594)	—	(594)

Balance at September 30, 2012	$9,901	$11,108	$16,707	$8,138	$45,854

See accompanying notes to unaudited financial statements.

FIRST ASSOCIATIONS BANK

Statements of Cash Flows

For the Nine Months Ended September 30, 2012 and 2011

(Unaudited)

	2012	2011
	(In thousands of dollars)
Cash flows from operating activities:
Net income	$3,764	$3,914
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and net accretion	2,632	1,417
(Credit) provision for loan losses	(76)	60
Stock based compensation	18	26
Gain on sales of investment securities	(1,395)	(925)
Earnings on bank owned life insurance	(98)	(99)
Decrease in accrued interest, prepaid expenses and other assets	1,186	614
Increase in accrued expenses and other liabilities	703	674

Net cash provided by operating activities	6,734	5,681

Cash flows from investing activities:
Activity in available for sale securities:
Purchases	(83,341)	(55,423)
Proceeds from sales, maturities, principal paydowns and called securities	64,351	39,156
Activity in held to maturity securities:
Purchases	(21,401)	(29,774)
Proceeds from maturities, principal paydowns and called securities	16,223	12,427
Net originations of loans	(7,305)	(3,365)
Additions to bank premises and equipment	(20)	(32)

Net cash used in investing activities	(31,493)	(37,011)

Cash flows from financing activities:
Net increase in deposits	28,025	32,951
Net increase in repurchase agreements	1,967	447
Dividend payments to shareholders	(594)	(594)

Net cash provided by financing activities	29,398	32,804

Net increase in cash and cash equivalents	4,639	1,474
Cash and cash equivalents at beginning of period	12,725	15,406

Cash and cash equivalents at end of period	$17,364	$16,880

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$624	$884
Cash paid for income taxes	$—	$—

See accompanying notes to unaudited financial statements.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements

September 30, 2012

(Unaudited)

1. Summary of Significant Accounting Policies

        A summary of significant accounting policies of First Associations Bank (the Bank) applied in the preparation of the accompanying financial statements follows. The accounting principles followed by the Bank and the methods of applying them are in conformity with both U.S. generally accepted accounting principles and prevailing practices of the banking industry.

Business

        The Bank, a state bank located in Dallas, Texas, began operations in 2007. The Bank was created to serve the unique needs of community association management companies and is committed to those services beneficial to such companies and their community associations. The Bank is subject to the regulations of certain state and federal agencies and will undergo periodic examinations by those regulatory authorities.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The allowance for loan losses, the fair values of financial instruments and the status of contingencies are particularly susceptible to significant change in the near term.

Cash and Cash Equivalents

        Cash equivalents, for the purposes of reporting cash flows, include cash on hand, amounts due from banks, other short-term investments and federal funds sold. Federal funds are normally sold for one-day periods.

Investment Securities

        The Bank uses the specific identification method to determine the basis for computing realized gain or loss. The Bank accounts for investment securities as follows:

        Held to Maturity ("HTM").    Debt investment securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the period remaining until maturity.

        Available for Sale ("AFS").    Investment securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, need for liquidity, and changes in the availability of and the yield of alternative investments, are classified as available for sale. These assets are carried at estimated fair value. Unrealized gains and losses are reported as other comprehensive income. Gains and losses on the sale of available for sale securities are recorded on the trade date and determined using the specific identification method.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

1. Summary of Significant Accounting Policies (Continued)

        Trading.    No investment securities were designated as trading at September 30, 2012.

        Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary are recognized by write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses.

Loans and Allowance for Loan Losses

        Loans are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amounts outstanding. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collectability of the principal is unlikely.

        The allowance is an amount management believes will be adequate to absorb estimated inherent losses on existing loans that are deemed uncollectible based upon management's review and evaluation of the loan portfolio. The allowance for loan losses is comprised of three elements: (i) specific reserves determined in accordance with current authoritative accounting guidance based on probable losses on specific classified loans; (ii) general reserve determined in accordance with current authoritative accounting guidance that consider historical loss rates; and (iii) qualitative reserves determined in accordance with current authoritative accounting guidance based upon general economic conditions and other qualitative risk factors both internal and external to the Bank. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on general economic conditions, the financial condition of borrowers, the value and liquidity of collateral, delinquency, prior loan loss experience, and the results of periodic reviews of the portfolio. For purposes of determining the general reserve, the loan portfolio, less cash secured loans and classified loans, if any, is multiplied by the Bank's historical loss rate or a factor using the Bank's peer group's historical loss rate. The Bank's methodology is constructed so that specific allocations are increased in accordance with deterioration in credit quality and a corresponding increase in risk of loss. In addition, the Bank adjusts the allowance for qualitative factors such as current local economic conditions and trends, including unemployment, changes in lending staff, policies and procedures, changes in credit concentrations, changes in the trends and severity of problem loans and changes in trends in volume and terms of loans. This additional allocation based on qualitative factors serves to compensate for additional areas of uncertainty inherent in the portfolio that are not reflected in the Bank's historic loss factors.

        Accrual of interest is discontinued on a loan and payments applied to principal when management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that collection of interest is doubtful. Generally all loans past due greater than 90 days, based on contractual terms, are placed on non-accrual. For certain loans in the portfolio, facts and circumstances are evaluated in making charge-off decisions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

1. Summary of Significant Accounting Policies (Continued)

        Loans are considered impaired when, based on current information and events, it is probable the Bank will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. If a loan is impaired, a specific valuation allowance is allocated, if necessary. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

        The Bank's policy requires measurement of the allowance for an impaired collateral dependent loan based on the fair value of the collateral. Other loan impairments are measured based on the present value of expected future cash flows or the loan's observable market price. At September 30, 2012, there were no impaired loans recorded by the Bank.

        From time to time, the Bank may modify its loan agreement with a borrower. A modified loan is considered a troubled debt restructuring when two conditions are met: (i) the borrower is experiencing financial difficulty and (ii) concessions are made by the Bank that would not otherwise be considered for a borrower with similar credit risk characteristics. Modifications to loan terms may include a lower interest rate, a reduction of principal, or a longer term to maturity. Each of these loans is evaluated for impairment and a specific reserve is recorded based on probable losses, taking into consideration the related collateral and modified loan terms and cash flow. As of September 30, 2012, the Bank has no troubled debt restructured loans recorded.

        The Bank has certain lending policies and procedures in place that are designed to maximize loan income with an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis and makes changes as appropriate. Management receives frequent reports related to loan originations, quality, concentrations, delinquencies, non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions, both by type of loan and geography.

        Loans to community associations are underwritten after evaluating and understanding the borrower's ability to operate profitably and effectively. Underwriting standards are designed to determine whether the borrower possesses sound business ethics and practices and to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Community association loans are primarily made based on the identified cash flows of the borrower. Therefore, most community association loans are secured by the association's assessment income stream.

Fees and Costs Associated with Originating Loans

        Fees and costs associated with originating loans are recognized as income or expense generally in the period in which the fees were received and/or costs were incurred. Under generally accepted accounting principles such fees and costs generally are deferred and recognized over the life of the loan as an adjustment of yield. For the nine months ended September 30, 2012, management believes that not deferring such fees and costs and amortizing them over the life of the related loans does not materially affect the financial position or results of operations of the Bank.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

1. Summary of Significant Accounting Policies (Continued)

Bank Premises and Equipment

        Leasehold improvements and furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Leasehold improvements	term of lease
Furniture, fixtures and equipment	2 - 7 years

Repurchase Agreements

        The Bank sells certain securities under agreements to repurchase. The agreements are treated as financing, and the obligations to repurchase securities sold are reflected as a liability in the Balance Sheets. The dollar amount of investment securities underlying the agreements remain in the asset accounts.

Income Taxes

        The Bank with the consent of its stockholders elected to be an S corporation under the Internal Revenue Code (Code). Earnings and losses of the Bank are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Because the Bank's stockholders are obligated to pay federal income taxes on the earnings of the Bank, the Bank generally expects to declare cash dividends (to the extent permitted by bank regulations) sufficient to fund stockholders' tax payments as they come due.

Stock Based Compensation

        The Bank accounts for its stock awards to eligible employees, officers and directors in accordance with authoritative guidance which requires the Bank to recognize in the Statement of Comprehensive Income, the grant-date fair value of stock awards issued over the vesting period. The Bank recorded stock option expense totaling approximately $18,000 and $26,000 for the nine months ended September 30, 2012 and 2011, respectively.

Fair Values of Financial Instruments

        Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the value of assets and liabilities not considered financial instruments.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

1. Summary of Significant Accounting Policies (Continued)

Reclassification

        Certain amounts previously reported may have been reclassified to conform to the current format.

2. Recently Issued Authoritative Accounting Guidance

        In 2011, the FASB issued authoritative guidance to provide additional guidance and clarification in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The new guidance includes examples illustrating whether a restructuring constitutes a troubled debt restructuring. The authoritative guidance is effective for annual periods ending on or after December 15, 2012. Adoption of this new guidance did not have a significant impact on the Bank's financial statements.

        In 2011, the FASB issued authoritative guidance requiring most entities to present items of net income and other comprehensive income either in one continuous statement—referred to as the Statement of Comprehensive Income—or in two separate, but consecutive, statements of net income and other comprehensive income. The new disclosures will be effective for the Bank beginning December 15, 2012. Adoption of this new guidance did not have a significant impact on the Bank's financial statements.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

3. Investment Securities

        Investment securities have been classified in the accompanying balance sheets according to management's intent. The carrying amount of securities and their approximate fair values are as follows:

	September 30, 2012
	(In thousands of dollars)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
Mortgage-backed securities	$85,424	$1,977	$—	$87,401
Collateralized mortgage obligations	34,194	697	—	34,891
Municipal obligations	76,596	5,515	52	82,059

	$196,214	$8,189	$52	$204,351

Held to Maturity
Mortgage-backed securities	$48,786	$2,443	$—	$51,229
Collateralized mortgage obligations	14,006	307	9	14,304
Municipal obligations	46,714	3,534	45	50,203

	$109,506	$6,284	$54	$115,736

        The following tables disclose the Bank's investment securities that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 or more months:

	September 30, 2012
	Less than 12 Months		12 Months or More		Totals
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(In thousands of dollars)
Available for Sale
Municipal obligations	$3,505	$52	$—	$—	$3,505	$52

Held to Maturity
Mortgage-backed securities	$4,278	$9	$—	$—	$4,278	$9
Municipal obligations	3,179	28	643	17	3,822	45

	$7,457	$37	$643	$17	$8,100	$54

        The number of investment positions in this unrealized loss position totaled 15 at September 30, 2012. The Bank does not believe these unrealized losses are "other than temporary" as (i) the Bank does not have the intent to sell investment securities prior to recovery and (ii) it is more likely than not that the Bank will not have to sell these securities prior to recovery. The unrealized losses noted are interest rate related due to the level of interest rates at September 30, 2012. The Bank has reviewed

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

3. Investment Securities (Continued)

the ratings of the issuers and have not identified any issues related to the ultimate repayment of principal as a result of credit concerns on these securities.

        The amortized costs and estimated fair values of securities are presented below by contractual maturity. Contractual maturities of mortgage-backed securities and collateralized mortgage obligations will differ from expected maturities because issuers may have the right to call or prepay obligations. Therefore, these securities are not included in the maturity categories below.

	September 30, 2012
	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands of dollars)
Due in one year or less	$—	$—	$—	$—
Due from one year to five years	6,104	6,499	—	—
Due from five years to ten years	48,578	52,670	15,149	16,491
Due after ten years	21,914	22,890	31,565	33,712

	76,596	82,059	46,714	50,203
Mortgage-backed securities and collateralized mortgage obligations	119,618	122,292	62,792	65,533

	$196,214	$204,351	$109,506	$115,736

        Gross proceeds from sales of securities were approximately $40,678,000 and $27,890,000 for the nine months ended September 30, 2012 and 2011, respectively. Gross realized gains on sales of securities were approximately $1,395,000 and $938,000, respectively, for the nine months ended September 30, 2012 and 2011. Gross realized losses on sales of securities were approximately $13,000 for the nine months ended September 30, 2011. There were no losses recognized as a result of sales for the nine months ended September 30, 2012.

        Included in the securities sold during the nine months ended September 30, 2012, there were two securities which were designated by the Bank as held to maturity. In accordance with authoritative literature, the securities were sold after the Bank had collected in excess of 85% of the original principal amount. The carrying values of held to maturity securities sold during the nine months ended September 30, 2012 were approximately $1,321,000 and the gains recognized from those sales were approximately $7,000.

        Certain investment securities were pledged to secure repurchase agreements at September 30, 2012. Although approximately $8,264,000 and $12,938,000 of investments securities are available for pledging at September 30, 2012 and 2011, respectively, the pledged securities were limited to approximately $3,136,000.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

4. Loans and Allowance for Loan Losses

        Loans in the accompanying balance sheets consisted of the following as of September 30, 2012:

2012
(In thousands of dollars)
Loans to community associations	$18,807
Overdrafts	1

18,808
Allowance for loan losses	(202)

$18,606

        The Bank extends credit solely to community associations throughout the nation.

Non-Accrual and Past Due Loans

        Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        There were no non-accrual loans recorded by the Bank as of September 30, 2012.

        An age analysis of past due loans, aggregated by class of loans, as of September 30, 2012 is as follows:

	30 to 59 Days	60 to 89 Days	90 Days or Greater	Total Past Due	Total Current	Total 90 Days Past Due and Still Accruing
	(In thousands of dollars)
Loans to community associations	$—	$—	$—	$—	$18,808	$—

Impaired Loans

        Loans are considered impaired when, based on current information and events, it is probable the Bank will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other loans. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

4. Loans and Allowance for Loan Losses (Continued)

the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

        There were no impaired loans recorded by the Bank as of September 30, 2012.

Credit Quality Indicators

        From a credit risk standpoint, the Bank classifies its loans in one of four categories: (i) pass, (ii) special mention, (iii) substandard or (iv) doubtful. Loans classified as loss are charged-off.

        The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. The Bank reviews the ratings on credits quarterly. Ratings are adjusted to reflect the degree of risk and loss that is felt to be inherent in each credit as of each quarterly reporting period. The methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

        Credits rated special mention show clear signs of financial weaknesses or deterioration in credit worthiness, however, such concerns are not so pronounced that the Bank generally expects to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits rated more harshly.

        Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses which exist in collateral. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to strengthen the Bank's position, and/or to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

        Credits rated doubtful are those in which full collection of principal appears highly questionable, and which some degree of loss is anticipated, even though the ultimate amount of loss may not yet be certain and/or other factors exist which could affect collection of debt. Based upon available information, positive action by the Bank is required to avert or minimize loss. Credits rated doubtful are generally also placed on nonaccrual.

        At September 30, 2012, the following summarizes the Bank's internal ratings of its loans:

	Pass	Special Mention	Substandard	Doubtful	Total
	(In thousands of dollars)
Loans to community associations	$18,808	$—	$—	$—	$18,808

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

4. Loans and Allowance for Loan Losses (Continued)

        An analysis of the allowance for loan losses is as follows as of September 30, 2012:

2012
(In thousands of dollars)
Balance at beginning of period	$278
Provision (credit) charged to earnings	(76)
Losses charged to the allowance account	—
Recoveries on loans previously charged-off	—

Net charge-offs	—

Balance at end of period	$202

        All of the activity included in the analysis of the allowance for loan losses is attributable to loans to community associations. The following table summarizes the allocation of the allowance for loan losses for the nine months ended September 30, 2012:

2012
(In thousands of dollars)
Period-end amount allocated to:
Loans individually evaluated for impairment	$—
Loans collectively evaluated for impairment	202

Ending balance	$202

        The Bank's recorded investment in loans as of September 30, 2012 related to the balance in the allowance for loan losses on the basis of the Bank's impairment methodology is as follows:

2012
(In thousands of dollars)
Loans individually evaluated for impairment	$—
Loans collectively evaluated for impairment	18,808

Total	$18,808

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

5. Bank Premises and Equipment

        Bank premises and equipment in the accompanying balance sheets consisted of the following as of September 30, 2012:

2012
(In thousands of dollars)
Leasehold improvements	$9
Furniture and equipment	289

298
Less accumulated depreciation	233

Balance at end of period	$65

        Depreciation expense amounted to approximately $32,000 for both the nine months ended September 30, 2012 and 2011.

6. Deposits

        Deposits in the accompanying balance sheets consisted of the following as of September 30, 2012:

2012
(In thousands of dollars)
Noninterest bearing demand deposits	$80,917
Interest bearing demand deposits	67,137
Limited access money market accounts	135,712
Certificates of deposit, $1000,000 and greater	7,875
Certificates of deposit, less than $100,000	13,834

Total deposits	$305,475

        The scheduled maturities of certificates of deposit at September 30, 2012 are as follows:

Year	Amount
(In thousands of dollars)
2012	$4,091
2013	11,962
2014	4,391
2015	1,145
2016	70
Thereafter	50

$21,709

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

7. Repurchase Agreements

        Securities sold under agreement to repurchase represent overnight borrowings by the Bank and are collateralized by investment securities with fair values of approximately $3,136,000 at September 30, 2012. Repurchase agreements at September 30, 2012, amount to approximately $2,851,000.

8. Income Taxes

        As discussed in Note 1, the Bank with the consent of its stockholders elected to be an S corporation under the Internal Revenue Code. The Bank will generally report no federal income tax expense or benefit in its financial statements.

        There are no deferred income tax assets or liabilities as of September 30, 2012.

9. Federal Funds Purchased

        At September 30, 2012, the Bank maintained one credit facility with local a bank which provides federal funds credit extensions with an ability to borrow up to an aggregate amount of approximately $15,000,000. At September 30, 2012, there were no outstanding balances due on the credit facility.

10. Financial Instruments With Off Balance Sheet Risk

        The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Management evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower.

        The contractual amounts of credit related financial instruments such as commitments to extend credit represents the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. Although the maximum exposure to loss is the amount of such commitments, management currently anticipates no material losses from such activities.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

10. Financial Instruments With Off Balance Sheet Risk (Continued)

        At September 30, 2012, the following financial instruments were outstanding whose contract amounts represent credit risk:

2012
(In thousands of dollars)
Commitments to extend credit	$4,678

11. Commitments and Contingencies

Operating Leases

        The Bank leases an automobile, its office facility in Dallas, Texas and an office in Connecticut under non-cancelable operating leases. Rent expense during the nine months ended September 30, 2012, was approximately $45,000. The Bank's current lease for its Dallas office facility expires in August 2017. The Bank's current lease for its Connecticut office is a one year lease with the option to renew for an additional year. The Connecticut lease expires in August 2013. Rent expense specific to the office leases for the nine months ended September 30, 2012 was approximately $32,000.

        Minimum future rental payments under these non-cancelable operating leases for each year through 2016 and thereafter and in the aggregate are as follows:

Year	Amount
(In thousands of dollars)
2012	$22
2013	84
2014	74
2015	67
2016	71
Thereafter	50

$368

Litigation

        The Bank may from time to time be involved in certain legal actions arising from normal business activities. Management believes that these actions are without merit or that any ultimate liability resulting from them will not materially affect the financial position or results of operations of the Bank.

        The Bank does not anticipate any material losses as a result of these commitments and contingent liabilities.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

12. Fair Value Measurements

        The authoritative guidance for fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

        The authoritative guidance requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the authoritative guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

        The fair value hierarchy is as follows:

    Level 1 Inputs.    Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

    Level 2 Inputs.    Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 investments consist primarily of obligations of U.S. government sponsored enterprises and agencies, obligations of state and municipal subdivisions, corporate bonds and mortgage backed securities.

    Level 3 Inputs.    Significant unobservable inputs that reflect an entity's own assumptions that market participants would use in pricing the assets or liabilities.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

12. Fair Value Measurements (Continued)

        In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Bank's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

        A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Financial Assets and Financial Liabilities

        Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

    Investment Securities Available for Sale:    Securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Bank obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the United States Treasury (the "Treasury") yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information and the security's terms and conditions, among other things.

        There were no transfers between Level 2 and Level 3 during the nine months ended September 30, 2012.

        The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2012, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
	Level 1 Inputs	Level 2 Inputs	Level 3 Imputs
	(In thousands of dollars)
September 30, 2012:
Investment securities available for sale	$—	$204,351	$—

        Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis, that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and financial liabilities measured at fair value on a non-recurring basis during the nine months ended September 30, 2012 include the following:

    Impaired Loans.    Impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

12. Fair Value Measurements (Continued)

    inputs based on observable market data or Level 3 input based on customized discounting criteria. There were no impaired loans recorded at September 30, 2012.

        There were no non-financial assets and liabilities measured at fair value on a non-recurring basis during the nine months ended September 30, 2012.

        The Bank is required under current authoritative guidance to disclose the estimated fair value of their financial instrument assets and liabilities including those subject to the requirements discussed above. For the Bank, as for most financial institutions, substantially all of its assets and liabilities are considered financial instruments, as defined. Many of the Bank's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction.

        The estimated fair value amounts of financial instruments have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In addition, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates that must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

        Financial instruments with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market for similar assets and liabilities. Financial instrument assets with variable rates and financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the carrying value.

        The carrying value and the estimated fair value of the Bank's contractual off-balance-sheet commitments to extend credit, which are generally priced at market at the time of funding, are not material to the Bank's financial statements.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

12. Fair Value Measurements (Continued)

        The estimated fair values and carrying values of all financial instruments under current authoritative guidance at September 30, 2012 were as follows:

	2012
	Book Value	Fair Value
	(In thousands of dollars)
Financial assets:
Cash and cash equivalents	$17,364	$17,364
Securities available for sale	$204,351	$204,351
Securities held to maturity	$109,506	$115,736
Loans, net(1)	$18,606	$19,300
Investment in life insurance policies	$4,028	$4,028
Accrued interest receivable	$1,406	$1,406
Financial liabilities:
Deposits	$305,475	$305,400
Repurchase agreements	$2,851	$2,851
Accrued interest payable	$87	$87

(1)
Presented net of allowance for loan losses

13. Significant Group Concentrations of Credit Risk

        Most of the Bank's business activity is with community associations through their management companies, as agent. In addition, the Bank holds a substantial amount of municipal obligations and mortgage-backed securities, which are issued by GNMA, FNMA or FHLMC.

14. Stock Option Plan

        During November 2006, the Bank created a stock option plan (Plan) applicable to 150,000 shares of the Bank's common stock. Under the Plan, options can be granted to eligible directors and key employees of the Bank. The Plan is administered by the Compensation Committee of the Board of Directors. The option price per share of the options under the Plan shall not be less than the fair market value per share at the time the option is granted. The initial grant of options to opening day employees vest at 20% on the day the Bank opened and 20% for each year thereafter. Any subsequent grants generally vest 20% per year. Options granted under the Plan are exercisable for a period not to exceed ten years from the options grant date.

        There were no options awarded during the nine months ended September 30, 2012.

        The term of 7 years was based on a simplified method calculation using the contractual terms. Compensation expense is recognized on a straight-line basis over the vesting period. The compensation cost that has been charged against income for the Plan was approximately $18,000 for the nine months ended September 30, 2012. As of September 30, 2012, the Bank has approximately $69,000 in unrecognized compensation expense related to non-vested option awards that are expected to be

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

14. Stock Option Plan (Continued)

recognized over the remaining non-vested periods of the options granted. There were 77,100 shares vested and exercisable as of September 30, 2012.

        A summary of option transactions during the periods ended September 30, 2012 is as follows:

	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Term
Outstanding at December 31,	96,000	$11.67	7.31
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	—

Outstanding at September 30,	96,000	$11.67	6.56

Options exercisable at end of year	77,100		4.17

Weighted-average grant date fair value of options granted during the year		$—

        A summary of options outstanding as of September 30, 2012 is as follows:

Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Exercisable	Weighted Average Exercise Price
$10.00 - $17.00	96,000	6.56 years	77,100	$9.99

        A summary of nonvested option shares transactions during the periods ending September 30, 2012 is as follows:

	Weighted Average
	Number of Options	Fair Value
Nonvested at January 1	22,800	$4.52
Granted during the period	—	—
Vested during the period	(3,900)	4.43
Forfeited during the period	—	—

Nonvested at September 30	18,900	$3.62

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

15. Stock Warrants

        In connection with the organization of the Bank, the Bank's organizers advanced funds for organizational and other pre-opening expenses. As consideration for the advances, each organizer received between 10,000 and 13,641 warrants to purchase one share of common stock. A total of 64,564 warrants were issued. These warrants are exercisable at a price of $10.00 per share and may be exercised within ten years or before January 1, 2017. The weighted average remaining contractual life of warrants outstanding at September 30, 2012 was approximately 4.26 years. There were no warrants granted or exercised during the nine months ended September 2012.

16. Deferred Compensation

        The Bank entered into an executive deferred compensation agreement (Agreement) with two of its executive officers. The Agreement is indirectly funded by the Bank's purchase of corporate-owned life insurance contracts. The benefits payable under the Agreement commence on the date of retirement, or death if earlier, and continue monthly over defined periods. The benefits payable are accrued monthly in an amount whereby the accrual at the date of the participant's retirement will equal the present value of the future benefits payable. At September 30, 2012, and for the year then ended, assets, liabilities and expenses related to the plans were as follows:

2012
(In thousands of dollars)
Approximate cash surrender value of life insurance associated with the plans	$4,028
Accrued benefits in connection with the plans (included as a component of other liabilities)	$777
Benefit expense in connection with the plans (included as a component of salaries and employee benefits)	$130

17. Related Party Transactions

        Most of the Bank's deposits obtained from community associations are managed by an entity or related entities that are owned by a shareholder and director of the Bank. For the nine months ended September 30, 2012, marketing and support fees of approximately $378,000, were accrued to be paid to or in support of the aforementioned entities and are included in other liabilities in the accompanying balance sheets.

18. Restrictions on Undivided Profits

        Under banking law there are legal restrictions limiting the amount of dividends the Bank can declare. Approval of the regulatory authorities is required if the effect of the dividends declared would cause regulatory capital of the Bank to fall below specified minimum levels.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

September 30, 2012

(Unaudited)

19. Stockholders' Equity and Regulatory Matters

        The Bank is subject to various regulatory capital requirements administered by bank regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2012, that the Bank meets all capital adequacy requirements to which it is subject.

        As of September 30, 2012, the Bank's capital ratios exceeded those levels necessary to be categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since September 30, 2012 that management believes have changed the Bank's category.

        A comparison of the Bank's actual capital amounts and ratios to required capital amounts and ratios is presented in the following table (in thousands of dollars):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2012
Total capital (to weighted assets)	$37,918	45.03%	$6,736	8.00%	$8,421	10.00%
Tier I capital (to weighted assets)	$37,716	44.79%	$3,368	4.00%	$5,052	6.00%
Tier I capital (to average assets)	$37,716	10.51%	$14,360	4.00%	$17,951	5.00%

FIRST ASSOCIATIONS BANK

Financial Statements

December 31, 2011 and 2010

(With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Board of Directors
of First Associations Bank
Dallas, Texas

        We have audited the accompanying balance sheets of First Associations Bank (the Bank) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Associations Bank at December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dallas, Texas
January 26, 2012

17330 Preston Road -- Building B, Suite 240 -- Dallas, Texas 75252 -- Office: 972.404.1226 -- Fax: 972.404.1227 -- www.jonesbaggett.com

FIRST ASSOCIATIONS BANK

Balance Sheets

December 31, 2011 and 2010

	2011	2010
ASSETS
Cash and cash equivalents	$2,106,380	$2,047,762
Interest bearing deposits in other banks	10,618,407	13,358,318

Total cash and cash equivalents	12,724,787	15,406,080
Securities available for sale	179,088,610	128,238,426
Securities held to maturity	111,392,942	96,157,896
Loans, net	11,224,933	6,441,510
Bank premises and equipment, net	78,352	84,724
Bank owned life insurance	3,929,197	3,795,682
Accrued interest receivable	2,124,112	1,722,145
Prepaid expenses	292,530	568,501
Other assets	1,024,993	662,118

Total assets	$321,880,456	$253,077,082

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Noninterest bearing	$78,574,809	$16,073,127
Interest bearing	198,874,862	204,503,129

Total deposits	277,449,671	220,576,256
Repurchase agreements	884,140	209,199
Accrued interest payable	99,169	92,665
Other liabilities	1,194,097	678,874
Commitments and contingencies	—	—
Stockholders' equity:
Common stock-voting, $5 par value; 1,980,229 shares authorized, issued and outstanding at December 31, 2011 and December 31, 2010	9,901,145	9,901,145
Additional paid in capital	11,090,169	11,055,389
Retained earnings	13,537,148	9,267,330
Accumulated other comprehensive income	7,724,917	1,296,224

Total stockholders' equity	42,253,379	31,520,088

Total liabilities and stockholders' equity	$321,880,456	$253,077,082

See accompanying notes to financial statements.

FIRST ASSOCIATIONS BANK

Statements of Income

For the Years Ended December 31, 2011 and 2010

	2011	2010
Interest income:
Interest and fees on loans	$549,880	$348,770
Interest on investment securities	8,893,271	8,227,926
Interest on federal funds sold	—	236
Interest on interest bearing deposits in other banks	86,993	81,589
Other	20,462	12,925

Total interest income	9,550,606	8,671,446

Interest expense:
Interest on deposit accounts	1,109,545	1,531,818
Interest on federal funds purchased and other borrowings	2,804	1,082

Total interest expense	1,112,349	1,532,900

Net interest income	8,438,257	7,138,546
Provision for loan losses	216,000	—

Net interest income after provision	8,222,257	7,138,546

Noninterest income:
Service charges on deposit accounts	6,245	6,815
Net gains on sales of securities available for sale	1,214,595	777,673
Earnings on bank owned life insurance	133,515	105,541
Other	1,147	50,384

Total noninterest income	1,355,502	940,413

Noninterest expense:
Salaries and employee benefits	2,268,788	1,758,230
Occupancy of bank premises	148,651	132,096
Lockbox and outsourced support fees	978,000	657,000
Marketing and customer relations	171,766	83,317
Data processing	251,765	240,090
Professional fees	284,261	280,136
FDIC insurance	296,355	396,205
Other	314,286	209,142

Total noninterest expense	4,713,872	3,756,216

Net income	$4,863,887	$4,322,743

See accompanying notes to financial statements.

FIRST ASSOCIATIONS BANK

Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2010	$9,901,145	$11,011,751	$4,944,587	$2,687,479	$28,544,962
Stock based compensation	—	43,638	—	—	43,638
Net income	—	—	4,322,743	—	4,322,743
Change in unrealized gains on securities available for sale	—	—	—	(1,391,255)	(1,391,255)

Total comprehensive income	—	—	—	—	2,931,488

Balance at December 31, 2010	9,901,145	11,055,389	9,267,330	1,296,224	31,520,088
Stock based compensation	—	34,780	—	—	34,780
Net income	—	—	4,863,887	—	4,863,887
Change in unrealized gains on securities available for sale	—	—	—	6,428,693	6,428,693

Total comprehensive income	—	—	—	—	11,292,580
Dividends paid to shareholders	—	—	(594,069)	—	(594,069)

Balance at December 31, 2011	$9,901,145	$11,090,169	$13,537,148	$7,724,917	$42,253,379

See accompanying notes to financial statements.

FIRST ASSOCIATIONS BANK

Statements of Cash Flows

For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:
Net income	$4,863,887	$4,322,743
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and net accretion	2,006,196	1,777,583
Provision for loan losses	216,000	—
Stock based compensation	34,780	43,638
Gain on sales of investment securities	(1,214,595)	(777,673)
Earnings on bank owned life insurance	(133,515)	(105,541)
Increase in accrued interest, prepaid expenses and other assets	(488,871)	(86,593)
Increase in accrued expenses and other liabilities	521,727	60,622

Net cash provided by operating activities	5,805,609	5,234,779

Cash flows from investing activities:
Activity in available for sale securities:
Purchases	(91,809,647)	(54,828,878)
Proceeds from sales, maturities, principal paydowns and called securities	47,379,076	36,081,031
Activity in held to maturity securities:
Purchases	(37,351,907)	(25,583,621)
Proceeds from maturities, principal paydowns and called securities	21,377,955	28,515,034
Purchase of bank owned life insurance	—	(1,500,000)
Net originations of loans	(4,999,423)	(1,478,718)
Additions to bank premises and equipment	(37,243)	(24,408)

Net cash used in investing activities	(65,441,189)	(18,819,560)

Cash flows from financing activities:
Net increase in deposits	56,873,415	23,171,274
Net decrease in federal funds purchased	—	(4,000,000)
Proceeds from FHLB advances	16,100,000	—
Repayments of FHLB advances	(16,100,000)	—
Net increase in repurchase agreements	674,941	209,199
Dividend payments to shareholders	(594,069)	—

Net cash provided by financing activities	56,954,287	19,380,473

Net (decrease) increase in cash and cash equivalents	(2,681,293)	5,795,692
Cash and cash equivalents at beginning of year	15,406,080	9,610,388

Cash and cash equivalents at end of year	$12,724,787	$15,406,080

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$1,105,845	$1,630,308
Retirement of bank premises and equipment	$16,479	$—
Cash paid for income taxes	$—	$—

See accompanying notes to financial statements.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements

December 31, 2011 and 2010

1. Summary of Significant Accounting Policies

        A summary of significant accounting policies of First Associations Bank (the Bank) applied in the preparation of the accompanying financial statements follows. The accounting principles followed by the Bank and the methods of applying them are in conformity with both U.S. generally accepted accounting principles and prevailing practices of the banking industry.

Business

        The Bank, a state bank located in Dallas, Texas, began operations in 2007. The Bank was created to serve the unique needs of community association management companies and is committed to those services beneficial to such companies and their community associations. The Bank is subject to the regulations of certain state and federal agencies and will undergo periodic examinations by those regulatory authorities.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The allowance for loan losses, the fair values of financial instruments and the status of contingencies are particularly susceptible to significant change in the near term.

Cash and Cash Equivalents

        Cash equivalents, for the purposes of reporting cash flows, include cash on hand, amounts due from banks, other short-term investments and federal funds sold. Federal funds are normally sold for one-day periods.

Investment Securities

        The Bank uses the specific identification method to determine the basis for computing realized gain or loss. The Bank accounts for investment securities as follows:

        Held to Maturity ("HTM").    Debt investment securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the period remaining until maturity.

        Available for Sale ("AFS").    Investment securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, need for liquidity, and changes in the availability of and the yield of alternative investments, are classified as available for sale. These assets are carried at estimated fair value. Unrealized gains and losses are reported as other comprehensive income. Gains and losses on the sale of available for sale securities are recorded on the trade date and determined using the specific identification method.

        Trading.    No investment securities were designated as trading at December 31, 2011 and 2010.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

1. Summary of Significant Accounting Policies (Continued)

        Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary are recognized by write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses.

Loans and Allowance for Loan Losses

        Loans are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amounts outstanding. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collectability of the principal is unlikely.

        The allowance is an amount management believes will be adequate to absorb estimated inherent losses on existing loans that are deemed uncollectible based upon management's review and evaluation of the loan portfolio. The allowance for loan losses is comprised of three elements: (i) specific reserves determined in accordance with current authoritative accounting guidance based on probable losses on specific classified loans; (ii) general reserve determined in accordance with current authoritative accounting guidance that consider historical loss rates; and (iii) qualitative reserves determined in accordance with current authoritative accounting guidance based upon general economic conditions and other qualitative risk factors both internal and external to the Bank. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on general economic conditions, the financial condition of borrowers, the value and liquidity of collateral, delinquency, prior loan loss experience, and the results of periodic reviews of the portfolio. For purposes of determining the general reserve, the loan portfolio, less cash secured loans and classified loans, if any, is multiplied by the Bank's historical loss rate or a factor using the Bank's peer group's historical loss rate. The Bank's methodology is constructed so that specific allocations are increased in accordance with deterioration in credit quality and a corresponding increase in risk of loss. In addition, the Bank adjusts the allowance for qualitative factors such as current local economic conditions and trends, including unemployment, changes in lending staff, policies and procedures, changes in credit concentrations, changes in the trends and severity of problem loans and changes in trends in volume and terms of loans. This additional allocation based on qualitative factors serves to compensate for additional areas of uncertainty inherent in the portfolio that are not reflected in the Bank's historic loss factors.

        Accrual of interest is discontinued on a loan and payments applied to principal when management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that collection of interest is doubtful. Generally all loans past due greater than 90 days, based on contractual terms, are placed on non-accrual. For certain loans in the portfolio, facts and circumstances are evaluated in making charge-off decisions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        Loans are considered impaired when, based on current information and events, it is probable the Bank will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. If a loan is impaired, a specific valuation allowance is allocated, if necessary. Interest payments on impaired loans are typically applied

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

1. Summary of Significant Accounting Policies (Continued)

to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

        The Bank's policy requires measurement of the allowance for an impaired collateral dependent loan based on the fair value of the collateral. Other loan impairments are measured based on the present value of expected future cash flows or the loan's observable market price. At December 31, 2011, all significant impaired loans have been determined to be collateral dependent and the allowance for loss has been measured utilizing the estimated fair value of the collateral.

        From time to time, the Bank may modify its loan agreement with a borrower. A modified loan is considered a troubled debt restructuring when two conditions are met: (i) the borrower is experiencing financial difficulty and (ii) concessions are made by the Bank that would not otherwise be considered for a borrower with similar credit risk characteristics. Modifications to loan terms may include a lower interest rate, a reduction of principal, or a longer term to maturity. Each of these loans is evaluated for impairment and a specific reserve is recorded based on probable losses, taking into consideration the related collateral and modified loan terms and cash flow. As of December 31, 2011 and 2010, the Bank has no troubled debt restructured loans recorded.

        The Bank has certain lending policies and procedures in place that are designed to maximize loan income with an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis and makes changes as appropriate. Management receives frequent reports related to loan originations, quality, concentrations, delinquencies, non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions, both by type of loan and geography.

        Loans to community associations are underwritten after evaluating and understanding the borrower's ability to operate profitably and effectively. Underwriting standards are designed to determine whether the borrower possesses sound business ethics and practices and to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Community association loans are primarily made based on the identified cash flows of the borrower. Therefore, most community association loans are secured by the association's assessment income stream.

Fees and Costs Associated with Originating Loans

        Fees and costs associated with originating loans are recognized as income or expense generally in the period in which the fees were received and/or costs were incurred. Under generally accepted accounting principles such fees and costs generally are deferred and recognized over the life of the loan as an adjustment of yield. For the years ended December 31, 2011 and 2010, management believes that not deferring such fees and costs and amortizing them over the life of the related loans does not materially affect the financial position or results of operations of the Bank.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

1. Summary of Significant Accounting Policies (Continued)

Bank Premises and Equipment

        Leasehold improvements and furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Leasehold improvements	term of lease
Furniture, fixtures and equipment	2 - 7 years

Repurchase Agreements

        The Bank sells certain securities under agreements to repurchase. The agreements are treated as financing, and the obligations to repurchase securities sold are reflected as a liability in the Balance Sheets. The dollar amount of investment securities underlying the agreements remain in the asset accounts.

Income Taxes

        The Bank with the consent of its stockholders elected to be an S corporation under the Internal Revenue Code (Code). Earnings and losses of the Bank are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Because the Bank's stockholders are obligated to pay federal income taxes on the earnings of the Bank, the Bank generally expects to declare cash dividends (to the extent permitted by bank regulations) sufficient to fund stockholders' tax payments as they come due.

Stock Based Compensation

        The Bank accounts for its stock awards to eligible employees, officers and directors in accordance with authoritative guidance which requires the Bank to recognize in the Statement of Income, the grant-date fair value of stock awards issued over the vesting period. The Bank recorded stock option expense totaling approximately $35,000 and $44,000 for the years ended December 31, 2011 and 2010, respectively.

Fair Values of Financial Instruments

        Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the value of assets and liabilities not considered financial instruments.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

1. Summary of Significant Accounting Policies (Continued)

Comprehensive Income

        Comprehensive income is included in the Statements of Changes in Stockholders' Equity and reported for all periods. Comprehensive income includes both net income and other comprehensive income, which includes the change in unrealized gains and losses on securities available for sale.

Subsequent Events

        Subsequent events have been evaluated through January 26, 2012, which was the date the financial statements were available to be issued.

Reclassification

        Certain amounts previously reported may have been reclassified to conform to the current format.

2. Recently Issued Authoritative Accounting Guidance

        In 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance expanding disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfers of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfers disclosed separately, (iii) the policy for determining when transfers between levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements. The new guidance further clarifies that (i) fair value measurement disclosures should be provided for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the Balance Sheets and (ii) disclosures should be provided about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. The disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy were required beginning January 1, 2011. The remaining disclosure requirements and clarifications made by the new guidance became effective on January 1, 2010 and did not have a significant impact on the Bank's financial statements.

        In 2010, the FASB issued authoritative guidance that requires entities to provide enhanced disclosures in the financial statements about their loans including credit risk exposures and the allowance for loan losses. Included in the new guidance are credit quality information, impaired loan information, loan modification information and nonaccrual and past due information. The new disclosures were effective for the Bank on December 15, 2011.

        In 2011, the FASB issued authoritative guidance to provide additional guidance and clarification in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The new guidance includes examples illustrating whether a restructuring constitutes a troubled debt restructuring. The authoritative guidance is effective for annual periods ending on or

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

2. Recently Issued Authoritative Accounting Guidance (Continued)

after December 15, 2012. Adoption of this new guidance will not have a significant impact on the Bank's financial statements.

        In 2011, the FASB issued authoritative guidance requiring most entities to present items of net income and other comprehensive income either in one continuous statement—referred to as the Statement of Comprehensive Income—or in two separate, but consecutive, statements of net income and other comprehensive income. The new disclosures will be effective for the Bank beginning December 15, 2012. The Bank does not expect the adoption of this authoritative guidance to have a significant effect on the financial condition and results of operations.

3. Investment Securities

        Investment securities have been classified in the accompanying balance sheets according to management's intent. The carrying amount of securities and their approximate fair values are as follows:

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
Mortgage-backed securities	$59,376,896	$713,427	$15,275	$60,075,048
Collateralized mortgage obligations	38,665,401	1,337,310	—	40,002,711
Municipal obligations	73,321,396	5,703,601	14,146	79,010,851

	$171,363,693	$7,754,338	$29,421	$179,088,610

Held to Maturity
Mortgage-backed securities	$51,581,246	$2,337,732	$—	$53,918,978
Collateralized mortgage obligations	16,480,306	323,565	—	16,803,871
Municipal obligations	43,331,390	3,185,041	27,917	46,488,514

	$111,392,942	$5,846,338	$27,917	$117,211,363

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

3. Investment Securities (Continued)

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
Mortgage-backed securities	$51,646,678	$1,020,051	$97,724	$52,569,005
Collateralized mortgage obligations	15,707,761	304,245	—	16,012,006
Municipal obligations	59,587,763	654,528	584,876	59,657,415

	$126,942,202	$1,978,824	$682,600	$128,238,426

Held to Maturity
Mortgage-backed securities	$43,971,639	$1,775,861	$—	$45,747,500
Collateralized mortgage obligations	20,863,313	462,675	156,692	21,169,296
Municipal obligations	31,322,944	146,683	595,776	30,873,851

	$96,157,896	$2,385,219	$752,468	$97,790,647

        The following tables disclose the Bank's investment securities that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 or more months:

	December 31, 2011
	Less than 12 Months		12 Months or More		Totals
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for Sale
Mortgage-backed securities	$10,478,202	$15,275	$—	$—	$10,478,202	$15,275
Municipal obligations	1,278,275	14,146	—	—	1,278,275	14,146

	$11,756,477	$29,421	$—	$—	$11,756,477	$29,421

Held to Maturity
Municipal obligations	$918,103	$16,372	$626,630	$11,545	$1,544,733	$27,917

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

3. Investment Securities (Continued)

	December 31, 2010
	Less than 12 Months		12 Months or More		Totals
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for Sale
Mortgage-backed securities	$6,574,161	$97,724	$—	$—	$6,574,161	$97,724
Municipal obligations	24,119,284	584,876	—	—	24,119,284	584,876

	$30,693,445	$682,600	$—	$—	$30,693,445	$682,600

Held to Maturity
Mortgage-backed securities	$3,078,532	$156,692	$—	$—	$3,078,532	$156,692
Municipal obligations	18,409,915	595,776	—	—	18,409,915	595,776

	$21,488,447	$752,468	$—	$—	$21,488,447	$752,468

        The number of investment positions in this unrealized loss position totaled 7 at December 31, 2011. The Bank does not believe these unrealized losses are "other than temporary" as (i) the Bank does not have the intent to sell investment securities prior to recovery and (ii) it is more likely than not that the Bank will not have to sell these securities prior to recovery. The unrealized losses noted are interest rate related due to the level of interest rates at December 31, 2011. The Bank has reviewed the ratings of the issuers and has not identified any issues related to the ultimate repayment of principal as a result of credit concerns on these securities.

        The amortized costs and estimated fair values of securities are presented below by contractual maturity. Contractual maturities of mortgage-backed securities and collateralized mortgage obligations will differ from expected maturities because issuers may have the right to call or prepay obligations. Therefore, these securities are not included in the maturity categories below.

	December 31, 2011
	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$—	$—	$—	$—
Due from one year to five years	3,314,908	3,485,157	—	—
Due from five years to ten years	43,340,714	47,365,920	7,538,375	8,267,710
Due after ten years	26,665,774	28,159,774	35,793,015	38,220,804

	73,321,396	79,010,851	43,331,390	46,488,514
Mortgage-backed securities and collateralized mortgage obligations	98,042,297	100,077,759	68,061,552	70,722,849

	$171,363,693	$179,088,610	$111,392,942	$117,211,363

        Gross proceeds from sales of securities were approximately $31,212,000 and $18,278,000 in 2011 and 2010, respectively. Gross realized gains and losses on sales of securities were approximately $1,228,000 and $13,000, respectively, for the year ended December 31, 2011. Gross realized gains on sales of securities were approximately $778,000 for the year ended December 31, 2010. There were no losses recognized as a result of sales in 2010.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

3. Investment Securities (Continued)

        Included in the securities sold during 2011 were two securities which were designated by the Bank as held to maturity. In accordance with authoritative literature, the securities were sold after the Bank had collected in excess of 85% of the original principal amount. The carrying values of held to maturity securities sold during 2011 were approximately $401,000 and the gains recognized from those sales were approximately $14,000.

        Certain investment securities were pledged to secure repurchase agreements at December 31, 2011 and 2010. Although approximately $12,134,000 and $13,390,000 of investments securities are available for pledging at December 31, 2011 and 2010, respectively, the pledged securities were limited to approximately $972,000 and $230,000, respectively.

4. Loans and Allowance for Loan Losses

        Loans in the accompanying balance sheets consisted of the following:

	December 31,
	2011	2010
Loans to community associations	$11,502,068	$6,503,510
Overdrafts	865	—

	11,502,933	6,503,510
Allowance for loan losses	(278,000)	(62,000)

	$11,224,933	$6,441,510

        The Bank extends credit solely to community associations throughout the nation.

Non-Accrual and Past Due Loans

        Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        Non-accrual loans, as of December 31, 2011 and 2010, consisted of the following:

	2011	2010
Loans to community associations	$146,318	$—

        Had non-accrual loans performed in accordance with their original contract terms, the Company would have recognized additional interest income of approximately $3,500 in 2011.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

4. Loans and Allowance for Loan Losses (Continued)

        An age analysis of past due loans, aggregated by class of loans, as of December 31, 2011 are as follows:

	30 to 59 Days	60 to 89 Days	90 Days or Greater	Total Past Due	Total Current	Total 90 Days Past Due and Still Accruing
Loans to community associations	$—	$—	$146,318	$146,318	$11,356,615	$—

Impaired Loans

        Loans are considered impaired when, based on current information and events, it is probable the Bank will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other loans. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

        Impaired loans at December 31, 2011 are summarized in the following table. No interest was recognized on impaired loans subsequent to their classification as impaired.

	Unpaid Contractual Principal Balance	Recorded Investment with No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment During Year
Loans to community associations	$146,318	$—	$146,318	$146,318	$146,318	$147,000

        There were no impaired loans recorded by the Bank at December 31, 2010.

        Interest payments received on impaired loans are recorded as interest income unless collections of the remaining recorded investment are doubtful, at which time payments received are recorded as reductions of principal. The impaired loan recorded at December 31, 2011, is also on nonaccrual and therefore, the Bank did not recognized interest income on impaired loans during the year ended December 31, 2011. If interest on impaired loans had been recognized on a full accrual basis during the year ended December 31, 2011, such income would have been approximately $3,500.

Credit Quality Indicators

        From a credit risk standpoint, the Bank classifies its loans in one of four categories: (i) pass, (ii) special mention, (iii) substandard or (iv) doubtful. Loans classified as loss are charged-off.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

4. Loans and Allowance for Loan Losses (Continued)

        The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. The Bank reviews the ratings on credits quarterly. Ratings are adjusted to reflect the degree of risk and loss that is felt to be inherent in each credit as of each quarterly reporting period. The methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

        Credits rated special mention show clear signs of financial weaknesses or deterioration in credit worthiness, however, such concerns are not so pronounced that the Bank generally expects to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits rated more harshly.

        Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses which exist in collateral. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to strengthen the Bank's position, and/or to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

        Credits rated doubtful are those in which full collection of principal appears highly questionable, and which some degree of loss is anticipated, even though the ultimate amount of loss may not yet be certain and/or other factors exist which could affect collection of debt. Based upon available information, positive action by the Bank is required to avert or minimize loss. Credits rated doubtful are generally also placed on nonaccrual.

        At December 31, 2011, the following summarizes the Bank's internal ratings of its loans:

	Pass	Special Mention	Substandard	Doubtful	Total
Loans to community associations	$11,356,615	$—	$—	$146,318	$11,502,933

        An analysis of the allowance for loan losses is as follows:

	Year Ended December 31,
	2011	2010
Balance at beginning of year	$62,000	$62,000
Provision charged to earnings	216,000	—
Losses charged to the account allowance	—	—
Recoveries on loans previously charged-off	—	—

Net charge-offs	—	—

Balance at end of year	$278,000	$62,000

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

4. Loans and Allowance for Loan Losses (Continued)

        All of the activity included in the analysis of the allowance for loan losses is attributable to loans to community associations. The following table summarizes the allocation of the allowance for loan losses for the year ended December 31, 2011:

Period-end amount allocated to:
Loans individually evaluated for impairment	$146,318
Loans collectively evaluated for impairment	131,682

Ending balance	$278,000

        The Bank's recorded investment in loans as of December 31, 2011 related to the balance in the allowance for loan losses on the basis of the Bank's impairment methodology is as follows:

Loans to Community Associations
Loans individually evaluated for impairment	$146,318
Loans collectively evaluated for impairment	11,356,615

Total	$11,502,933

5. Bank Premises and Equipment

        Bank premises and equipment in the accompanying balance sheets consisted of the following:

	December 31,
	2011	2010
Leasehold improvements	$8,994	$8,994
Furniture and equipment	270,377	249,613

	279,371	258,607
Less accumulated depreciation	201,019	173,883

Bank premises and equipment, net	$78,352	$84,724

        Depreciation expense amounted to approximately $44,000 for both of the periods ending December 31, 2011 and 2010.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

6. Deposits

        Deposits in the accompanying balance sheets consisted of the following:

	December 31,
	2011	2010
Noninterest bearing demand deposits	$78,574,809	$16,073,127
Interest bearing demand deposits	60,534,741	102,149,216
Limited access money market accounts	118,399,506	87,090,925
Certificates of deposit, $100,000 and greater	7,726,591	4,325,182
Certificates of deposit, less than $100,000	12,214,024	10,937,806

Total deposits	$277,449,671	$220,576,256

        The scheduled maturities of certificates of deposit at December 31, 2011 are as follows:

Year	Amount
2012	$14,065,415
2013	3,425,391
2014	2,309,141
2015	109,918
2016	30,750

$19,940,615

7. Repurchase Agreements

        Securities sold under agreement to repurchase represent overnight borrowings by the Bank and are collateralized by investment securities with fair values of approximately $972,000 and $230,000 at December 31, 2011 and 2010, respectively. Repurchase agreements at December 31, 2011 and 2010, amount to approximately $884,000 and $209,000, respectively.

8. Income Taxes

        As discussed in Note 1, the Bank with the consent of its stockholders elected to be an S corporation under the Internal Revenue Code. The Bank will generally report no federal income tax expense or benefit in its financial statements.

        There are no deferred income tax assets or liabilities as of December 31, 2011 or 2010.

9. Federal Funds Purchased

        At December 31, 2011, the Bank maintained two credit facilities with local banks which provide federal funds credit extensions with an ability to borrow up to an aggregate amount of approximately $20,000,000. At December 31, 2011 and 2010, there were no outstanding balances due on the credit facilities.

10. Financial Instruments With Off Balance Sheet Risk

        The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

10. Financial Instruments With Off Balance Sheet Risk (Continued)

to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Management evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower.

        The contractual amounts of credit related financial instruments such as commitments to extend credit represents the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. Although the maximum exposure to loss is the amount of such commitments, management currently anticipates no material losses from such activities.

        At December 31, 2011 and 2010, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2011	2010
Commitments to extend credit	$2,739,000	$945,000

11. Commitments and Contingencies

Operating Leases

        The Bank leases an automobile, its office facility in Dallas, Texas and an office in Connecticut under non-cancelable operating leases. Rent expense during the years ending December 31, 2011 and 2010, was approximately $80,000 and $69,000, respectively. The Bank's current lease for its Dallas office facility expires in May 2012. The Bank fully anticipates executing a new lease for this facility and is in negotiations with the lessor. The Bank's current lease for its Connecticut office is a one year lease with the option to renew for an additional year. The Connecticut lease expires in August 2012. Rent expense specific to the office leases for the years ending December 31, 2011 and 2010 was approximately $57,000 and $53,000, respectively.

        Minimum future rental payments under these non-cancelable operating leases for each year through 2014 and in the aggregate are as follows:

Year	Amount
2012	$43,000
2013	16,000
2014	9,000

$68,000

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

11. Commitments and Contingencies (Continued)

Litigation

        The Bank may from time to time be involved in certain legal actions arising from normal business activities. Management believes that these actions are without merit or that any ultimate liability resulting from them will not materially affect the financial position or results of operations of the Bank.

        The Bank does not anticipate any material losses as a result of these commitments and contingent liabilities.

12. Fair Value Measurements

        The authoritative guidance for fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

        The authoritative guidance requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the authoritative guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

12. Fair Value Measurements (Continued)

        The fair value hierarchy is as follows:

    Level 1 Inputs.    Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

    Level 2 Inputs.    Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 investments consist primarily of obligations of U.S. government sponsored enterprises and agencies, obligations of state and municipal subdivisions, corporate bonds and mortgage backed securities.

    Level 3 Inputs.    Significant unobservable inputs that reflect an entity's own assumptions that market participants would use in pricing the assets or liabilities.

        In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Bank's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

        A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Financial Assets and Financial Liabilities

        Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

    Investment Securities Available for Sale:    Securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Bank obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the United States Treasury (the "Treasury") yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information and the security's terms and conditions, among other things.

        There were no transfers between Level 2 and Level 3 during the years ended December 31, 2011 and 2010.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

12. Fair Value Measurements (Continued)

        The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2011:
Investment securities available for sale	$—	$179,088,610	$—
December 31, 2010:
Investment securities available for sale	$—	$128,238,426	$—

        Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis, that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and financial liabilities measured at fair value on a non-recurring basis during the years ending December 31, 2011 and 2010 include the following:

    Impaired Loans.    Impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 input based on customized discounting criteria. The following table presents impaired loans that were remeasured and reported at fair value through a specific valuation allowance allocation of the allowance for loan losses:

	2011	2010
Carrying value of impaired loans	$146,318	$—
Specific valuation allowance allocations	(146,318)	—

Fair value of impaired loans	$—	$—

        There were no non-financial assets and liabilities measured at fair value on a non-recurring basis during the years ending December 31, 2011 and 2010.

        The Bank is required under current authoritative guidance to disclose the estimated fair value of their financial instrument assets and liabilities including those subject to the requirements discussed above. For the Bank, as for most financial institutions, substantially all of its assets and liabilities are considered financial instruments, as defined. Many of the Bank's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction.

        The estimated fair value amounts of financial instruments have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In addition, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

12. Fair Value Measurements (Continued)

numerous estimates that must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

        Financial instruments with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market for similar assets and liabilities. Financial instrument assets with variable rates and financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the carrying value.

        The carrying value and the estimated fair value of the Bank's contractual off-balance-sheet commitments to extend credit, which are generally priced at market at the time of funding, are not material to the Bank's financial statements.

        The estimated fair values and carrying values of all financial instruments under current authoritative guidance at December 31, 2011 and 2010 were as follows:

	December 31, 2011		December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
Financial assets:
Cash and cash equivalents	$12,725,000	$12,725,000	$15,406,000	$15,406,000
Securities available for sale	$179,089,000	$179,089,000	$123,238,000	$128,238,000
Securities held to maturity	$111,393,000	$117,211,000	$96,158,000	$97,791,000
Loans, net(1)	$11,225,000	$11,343,000	$6,442,000	$6,293,000
Investment in life insurance policies	$3,929,000	$3,929,000	$3,796,000	$3,796,000
Accrued interest receivable	$2,124,000	$2,124,000	$1,722,000	$1,722,000
Financial liabilities:
Deposits	$277,450,000	$277,556,000	$220,576,000	$220,632,000
Repurchase agreements	$884,000	$884,000	$209,000	$209,000
Accrued interest payable	$99,000	$99,000	$93,000	$93,000

(1)
Presented net of allowance for loan losses

13. Significant Group Concentrations of Credit Risk

        Most of the Bank's business activity is with community associations through their management companies, as agent. In addition, the Bank holds a substantial amount of municipal obligations and mortgage-backed securities, which are issued by GNMA, FNMA or FHLMC.

        There were uninsured deposits at other financial institutions totaling approximately $1,756,000 and $3,749,000 at December 31, 2011 and 2010, respectively.

14. Stock Option Plan

        During November 2006, the Bank created a stock option plan (Plan) applicable to 150,000 shares of the Bank's common stock. Under the Plan, options can be granted to eligible directors and key employees of the Bank. The Plan is administered by the Compensation Committee of the Board of

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

14. Stock Option Plan (Continued)

Directors. The option price per share of the options under the Plan shall not be less than the fair market value per share at the time the option is granted. The initial grant of options to opening day employees vest at 20% on the day the Bank opened and 20% for each year thereafter. Any subsequent grants generally vest 20% per year. Options granted under the Plan are exercisable for a period not to exceed ten years from the options grant date.

        The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	December 31,
	2011	2010
Dividend yield	0.00%	0.00%
Expected life	7 years	7 years
Expected volatility	15.00%	15.00%
Risk-free interest rate	3.35% to 3.53%	3.50%

        The term of 7 years was based on a simplified method calculation using the contractual terms. Compensation expense is recognized on a straight-line basis over the vesting period. The compensation cost that has been charged against income for the Plan was approximately $35,000 and $44,000 for the years ending December 31, 2011 and 2010, respectively. As of December 31, 2011, the Bank has approximately $86,000 in unrecognized compensation expense related to non-vested option awards that are expected to be recognized over the remaining non-vested periods of the options granted. There were 73,200 shares vested and exercisable as of December 31, 2011.

        A summary of option transactions during the periods ended December 31, 2011 and 2010 is as follows:

	2011			2010
	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Term	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Term
Outstanding at beginning of year	78,000	$10.41	5.43	74,000	$10.11	6.43
Granted during the year	20,000	17.00	9.11	4,000	16.00	9.38
Forefeited during the year	(2,000)	(16.00)	(8.38)	—
Exercised during the year	—			—

Outstanding at the end of year	96,000	$11.67	7.31	78,000	$10.41	5.63

Options exercisable at end of year	73,200		4.92	70,833		5.43

Weighted-average grant date fair value of options granted during the year		$4.63			$4.40

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

14. Stock Option Plan (Continued)

        A summary of options outstanding as of December 31, 2011 is as follows:

Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Exercisable	Weighted Average Exercise Price
$10.00 - $17.00	96,000	7.31 years	73,200	$10.02

        A summary of options outstanding as of December 31, 2010 is as follows:

Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Exercisable	Weighted Average Exercise Price
$10.00 - $16.00	78,000	5.63 years	70,833	$10.06

        A summary of nonvested option shares transactions during the periods ending December 31, 2011 and 2010 is as follows:

	December 31, 2011		December 31, 2010
	Weighted Average		Weighted Average
	Number of Options	Fair Value	Number of Options	Fair Value
Nonvested at January 1	7,167	$3.90	15,500	$2.96
Granted during the year	20,000	4.63	—	—
Vested during the year	(2,367)	2.96	(8,333)	2.91
Forfeited during the year	(2,000)	—	—	—

Nonvested at at December 31	22,800	$4.52	7,167	$3.90

15. Stock Warrants

        In connection with the organization of the Bank, the Bank's organizers advanced funds for organizational and other pre-opening expenses. As consideration for the advances, each organizer received between 10,000 and 13,641 warrants to purchase one share of common stock. A total of 64,564 warrants were issued. These warrants are exercisable at a price of $10.00 per share and may be exercised within ten years or before January 1, 2017. The weighted average remaining contractual life of warrants outstanding at December 31, 2011 was approximately 5.01 years. There were no warrants granted or exercised during 2011 and 2010.

16. Deferred Compensation

        The Bank entered into an executive deferred compensation agreement (Agreement) with two of its executive officers. The Agreement is indirectly funded by the Bank's purchase of corporate-owned life insurance contracts. The benefits payable under the Agreement commence on the date of retirement,

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

16. Deferred Compensation (Continued)

or death if earlier, and continue monthly over defined periods. The benefits payable are accrued monthly in an amount whereby the accrual at the date of the participant's retirement will equal the present value of the future benefits payable. At December 31, 2011 and 2010, and for the years then ended, assets, liabilities and expenses related to the plans were as follows:

	2011	2010
Approximate cash surrender value of life insurance policies associated with the plans	$3,929,000	$3,796,000
Accrued benefits in connection with the plans (included as a component of other liabilities)	$646,000	$451,000
Benefit expense in connection with the plans (included as a component of salaries and employee benefits)	$71,000	$45,000

17. Related Party Transactions

        Most of the Bank's deposits obtained from community associations are managed by an entity or related entities that are owned by a shareholder and director of the Bank. For the year ended December 31, 2011, marketing and support fees of approximately $310,000, were accrued to be paid to or in support of the aforementioned entities and are included in other liabilities in the accompanying balance sheets. There were no marketing and support fees paid to or in support of the aforementioned parties during the year ended December 31, 2010.

18. Restrictions on Undivided Profits

        Under banking law there are legal restrictions limiting the amount of dividends the Bank can declare. Approval of the regulatory authorities is required if the effect of the dividends declared would cause regulatory capital of the Bank to fall below specified minimum levels.

19. Stockholders' Equity and Regulatory Matters

        The Bank is subject to various regulatory capital requirements administered by bank regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2011 and 2010, that the Bank meets all capital adequacy requirements to which it is subject.

FIRST ASSOCIATIONS BANK

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

19. Stockholders' Equity and Regulatory Matters (Continued)

        As of December 31, 2011 and 2010, the Bank's capital ratios exceeded those levels necessary to be categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since December 31, 2011 that management believes have changed the Bank's category.

        A comparison of the Bank's actual capital amounts and ratios to required capital amounts and ratios is presented in the following table (in thousands):

	Actual			For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio		Amount		Ratio		Amount		Ratio
As of December 31, 2011
Total capital (to weighted assets)	$34,806	47.1%	≥	$5,906	≥	8.0%	≥	$7,383	≥	10.0%
Tier I capital (to weighted assets)	$34,528	46.8%	≥	$2,953	≥	4.0%	≥	$4,430	≥	6.0%
Tier I capital (to average assets)	$34,528	11.4%	≥	$12,129	≥	4.0%	≥	$15,161	≥	5.0%
As of December 31, 2010
Total capital (to weighted assets)	$30,286	54.9%	≥	$4,410	≥	8.0%	≥	$5,512	≥	10.0%
Tier I capital (to weighted assets)	$30,224	54.8%	≥	$2,205	≥	4.0%	≥	$3,307	≥	6.0%
Tier I capital (to average assets)	$30,224	12.3%	≥	$9,871	≥	4.0%	≥	$12,339	≥	5.0%

APPENDIX A

AGREEMENT AND PLAN OF REORGANIZATION

DATED AS OF OCTOBER 15, 2012

AMONG

PACIFIC PREMIER BANCORP, INC.,

PACIFIC PREMIER BANK

AND

FIRST ASSOCIATIONS BANK

A-i

TABLE OF CONTENTS (Continued)

A-ii

        AGREEMENT AND PLAN OF REORGANIZATION, dated as of October 15, 2012, between Pacific Premier Bancorp, Inc. ("PPBI"), Pacific Premier Bank ("Pacific Premier") and First Associations Bank ("FAB").

RECITALS

        A.    FAB.     FAB is a Texas chartered bank, having its principal place of business in Dallas, Texas.

        B.    PPBI.     PPBI is a Delaware corporation, having its principal place of business in Costa Mesa, California.

        C.    Pacific Premier.     Pacific Premier is a California chartered bank and a wholly owned subsidiary of PPBI, having its principal place of business in Costa Mesa, California.

        D.    Intention of the Parties.     It is the intention of the parties to this Agreement that the Merger (as defined and provided for herein) be characterized as a taxable reverse triangular merger that is treated as a taxable stock acquisition for federal income tax purposes.

        E.    Board Action.     The respective Boards of Directors of each of PPBI, Pacific Premier and FAB have determined that it is in the best interests of their respective companies and their stockholders to consummate the Merger.

        F.    Shareholder Agreements.     As a material inducement to PPBI and Pacific Premier to enter into this Agreement, and simultaneously with the execution of this Agreement, each Stockholder (as defined herein) is entering into an agreement, in the form of Annex A hereto (collectively, the "Shareholder Agreements"), pursuant to which they have agreed, among other things, both to vote their shares of FAB Common Stock (as defined herein) in favor of this Agreement and, with respect to each Outside or Advisory Director, to not compete against the business to be conducted by PPBI and Pacific Premier or solicit the customers or employees of PPBI and Pacific Premier.

        NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

        1.01    Certain Definitions.     The following terms are used in this Agreement with the meanings set forth below:

        "Acquisition Proposal" has the meaning set forth in Section 6.07.

        "Affiliate" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person.

        "Agreement" means this Agreement and Plan of Reorganization, as amended or modified from time to time in accordance with Section 9.02, together with the Agreement and Plan of Merger and the Agreement and Plan of Merger and Liquidation.

        "Agreement and Plan of Merger" means the Agreement and Plan of Merger between FAB and Merger Subsidiary, the form of which is attached hereto as Annex B, as amended or modified from time to time in accordance with its provisions.

        "Agreement and Plan of Merger and Liquidation" means the Agreement and Plan of Merger and Liquidation between FAB and Pacific Premier, the form of which is attached hereto as Annex C, as amended or modified from time to time in accordance with its provisions.

        "Bank Secrecy Act" means the Bank Secrecy Act of 1970, as amended.

        "Benefit Plans" has the meaning set forth in Section 5.03(m)(i).

        "Business Day" means Monday through Friday of each week, except a legal holiday recognized as such by the U. S. Government or any day on which banking institutions in the States of California and Texas are authorized or obligated to close.

        "CFC" means the California Financial Code.

        "CGCL" means the California General Corporation Law.

        "Certificate" means any certificate which immediately prior to the Effective Time represented shares of FAB Common Stock.

        "Certificate of Merger" has the meaning set forth in Section 2.02.

        "Change in Net Mortgage Securities Gains" means the Net Mortgage Securities Gains less $4,577,406.00.

        "Closing" and "Closing Date" have the meanings set forth in Section 2.02(b).

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Community Reinvestment Act" means the Community Reinvestment Act of 1977, as amended.

        "Confidentiality Agreement" has the meaning set forth in Section 6.06(c).

        "Deal Expenses" has the meaning set forth in Section 9.05.

        "Depository Agreement" has the meaning set forth in Section 6.14.

        "Derivatives Contract" has the meaning set forth in Section 5.03(q)(ii).

        "Designated Securities" has the meaning set forth in Section 1.01 within the definition of "Net Investment Gains."

        "Determination Period" has the meaning set forth in Section 1.01 within the definition of "Net Investment Gains."

        "DFI" means the California Commissioner of Financial Institutions and the California Department of Financial Institutions.

        "Disclosure Schedule" has the meaning set forth in Section 5.01.

        "Dissenting Shares" has the meaning set forth in Section 3.06.

        "DOL" has the meaning set forth in Section 5.03(m)(i).

        "Effective Date" has the meaning set forth in Section 2.02(a).

        "Effective Time" has the meaning set forth in Section 2.02(a).

        "Employees" has the meaning set forth in Section 5.03(m)(i).

        "Employment Agreements" has the meaning set forth in Section 7.03(e).

        "Environmental Laws" has the meaning set forth in Section 5.03(o).

        "Equal Credit Opportunity Act" means the Equal Credit Opportunity Act, as amended.

        "Equity Investment" means (i) an Equity Security; and (ii) an ownership interest in any company or other entity, any membership interest that includes a voting right in any company or other entity, any interest in real estate; and any investment or transaction which in substance falls into any of these categories even though it may be structured as some other form of investment or transaction.

        "Equity Security" means any stock, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, or voting-trust certificate; any security convertible into such a security; any security carrying any warrant or right to subscribe to or purchase any such security; and any certificate of interest or participation in, temporary or interim certificate for, or receipt for any of the foregoing.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" has the meaning set forth in Section 5.03(m)(iii).

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

        "Exchange Agent" has the meaning set forth in Section 3.03(a).

        "FAB" has the meaning set forth in the preamble to this Agreement.

        "FAB Articles" means the Amended Articles of Association of FAB, as amended.

        "FAB Board" means the Board of Directors of FAB.

        "FAB Bylaws" means the Bylaws of FAB, as amended.

        "FAB Common Stock" means the capital stock, $5.00 par value per share, of FAB.

        "FAB Financial Statements" means (i) the audited balance sheets and statements of income, changes in stockholders' equity and cash flows for each of the years ended December 31, 2008, 2009, 2010 and 2011 and (ii) the balance sheets and statements of income, changes in stockholders' equity and cash flows for the monthly, quarterly and annual periods ended subsequent to December 31, 2011.

        "FAB IT Systems" has the meaning set forth in Section 5.03(t)(iii).

        "FAB Loan Property" has the meaning set forth in Section 5.03(o).

        "FAB Meeting" has the meaning set forth in Section 6.02.

        "FAB Options" means the options to acquire FAB Common Stock.

        "FAB Stock Option Plan" means the First Associations Bank Stock Option Plan.

        "FAB Warrants" means the warrants to acquire FAB Common Stock.

        "Fair Housing Act" means the Fair Housing Act, as amended.

        "FDIC" means the Federal Deposit Insurance Corporation.

        "FHLB" means the Federal Home Loan Bank of Dallas.

        "FRB" means the Board of Governors of the Federal Reserve System.

        "GAAP" means accounting principles generally accepted in the United States of America.

        "Governmental Authority" means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization.

        "Hazardous Substance" has the meaning set forth in Section 5.03(o).

        "Indemnified Parties" and "Indemnifying Party" have the meanings set forth in Section 6.10(a).

        "Insurance Policies" has the meaning set forth in Section 5.03(w).

        "Intellectual Property" means: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereon, and all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisions, extensions and re-examinations thereof; (b) all trademarks whether registered or unregistered, service marks, domain names, corporate names and all combinations thereof, and associated therewith; (c) all copyrights whether registered or unregistered, and all applications, registrations and renewals in connection therewith; (d) all datasets, databases and related documentation; and (e) all other intellectual property and proprietary rights.

        "IRS" has the meaning set forth in Section 5.03(m)(i).

        "Liens" means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance.

        "Liquidation" has the meaning set forth in Section 2.01(a).

        "Loans" has the meaning set forth in Section 4.01(s).

        "Material Adverse Effect" means, with respect to PPBI or FAB, any effect that (i) is material and adverse to the financial condition, results of operations or business of PPBI and its Subsidiaries taken as a whole or FAB, as the case may be, or (ii) would materially impair the ability of any of PPBI and its Subsidiaries or FAB, as the case may be, to perform their respective obligations under this Agreement or otherwise materially impede the consummation of the Transaction; provided, however, that Material Adverse Effect with respect to subclause (i) shall not be deemed to include the impact of (a) changes in banking, savings institution and similar laws of general applicability or interpretations thereof by Governmental Authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks, savings institutions and their holding companies generally, (c) changes in general economic conditions affecting banks, savings institutions and their holding companies generally, and (d) with respect to FAB, the effects of any action or omission taken with the prior consent of PPBI or as otherwise required by the Agreement, provided that the effect of such changes described in clauses (a), (b) and (c) shall not be excluded as a Material Adverse Effect to the extent of a materially disproportionate impact, if any, they have on PPBI and its Subsidiaries as a whole on the one hand or FAB on the other hand, as measured relative to similarly situated companies in the banking industry.

        "Material Contracts" has the meaning set forth in Section 5.03(k)(i).

        "Maximum Insurance Amount" has the meaning set forth in Section 6.10(c).

        "Merger" has the meaning set forth in Section 2.01(a).

        "Merger Consideration" means the number of whole shares of PPBI Common Stock, plus cash in lieu of any fractional share interest, and the amount of cash into which shares of FAB Common Stock shall be converted, pursuant to the provisions of Article III.

        "Merger Subsidiary" means the corporation to-be-formed under the laws of the State of Texas by Pacific Premier as a wholly owned subsidiary of Pacific Premier following execution of this Agreement solely for the purpose of facilitating the Transaction, all of the issued and outstanding capital stock of which shall be owned by Pacific Premier.

        "Merger Subsidiary Common Stock" means the common stock of Merger Subsidiary.

        "Nasdaq" means the Nasdaq Global Market or such other securities exchange on which the PPBI Common Stock may be listed.

        "National Labor Relations Act" means the National Labor Relations Act, as amended.

        "Net Mortgage Securities Gains" means the sum of (i) the aggregate realized gains (net of any losses) earned by FAB on the sale or sales of any or all of the mortgage related securities set forth in

Section 1.01 of FAB's Disclosure Schedule (the "Designated Securities") that occur between the date of this Agreement and the Closing Date and (ii) the unrealized gains or losses (it being understood that any unrealized losses shall offset both realized and unrealized gains, if any) with respect to the Designated Securities as of the month-end prior to the Closing Date (the "Determination Period"), but excluding any aggregate gains (net of losses) on the Designated Securities that are realized and included in subclause (i) above, as determined by the average of the valuations conducted by Morgan Keegan & Co., Inc., FTN Financial and Vining Sparks Community Bank Advisory Group or, if one of such firms is unable or unwilling to perform such a valuation, one or more other firms mutually selected by PPBI and FAB. The calculation of the net unrealized gains shall be made in accordance with GAAP and bank regulatory requirements.

        "Option Cancellation Payment" has the meaning set forth in Section 3.09(a).

        "OREO" means other real estate owned.

        "Outside or Advisory Directors" means the directors of FAB who are not officers or employees of FAB and Joey Carona, an advisory director of FAB.

        "Pacific Premier" has the meaning set forth in the preamble to this Agreement.

        "Pacific Premier Articles" means the Articles of Incorporation of Pacific Premier, as amended.

        "Pacific Premier Board" means the Board of Directors of Pacific Premier.

        "Pacific Premier Bylaws" means the Amended and Restated Bylaws of Pacific Premier, as amended.

        "Pension Plan" has the meaning set forth in Section 5.03(m)(ii).

        "Person" means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.

        "Per Share Cash Consideration" has the meaning set forth in Section 3.01(b)(1)(i).

        "Per Share Stock Consideration" has the meaning set forth in Section 3.01(b)(1)(ii).

        "PPBI" has the meaning set forth in the preamble to this Agreement.

        "PPBI Benefit Plans" has the meaning set forth in Section 6.11(a).

        "PPBI Board" means the Board of Directors of the PPBI.

        "PPBI Bylaws" means the Amended and Restated Bylaws of PPBI.

        "PPBI Certificate" means the Amended and Restated Certificate of Incorporation of PPBI.

        "PPBI Common Stock" means the common stock, $0.01 par value per share, of PPBI.

        "PPBI Preferred Stock" means the preferred stock, $0.01 par value per share, of PPBI.

        "Previously Disclosed" by a party shall mean information set forth in a section of its Disclosure Schedule corresponding to the section of this Agreement where such term is used.

        "Proxy Statement" has the meaning set forth in Section 6.03(a).

        "Registration Statement" has the meaning set forth in Section 6.03(a).

        "Representatives" has the meaning set forth in Section 6.07(a).

        "Rights" means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

        "Securities Documents" has the meaning set forth in Section 5.04(g)(i).

        "Shareholder Agreements" has the meaning set forth in the recitals to this Agreement.

        "Stockholders" means each director and executive officer of FAB that owns FAB Common Stock and Joey Carona, an advisory director of FAB.

        "Subsidiary" has the meaning ascribed to that term in Rule l-02 of Regulation S-X of the SEC.

        "Surviving Bank" has the meaning set forth in Section 2.01(a).

        "Tax" and "Taxes" mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

        "Tax Returns" means any return (including any amended return), declaration or other report (including elections, declarations, claims for refunds, schedules, estimates and information returns) with respect to any Taxes (including estimated taxes).

        "TBOC" means the Texas Business Organization Code.

        "TDB" means the Texas Department of Banking.

        "TFC" means the Texas Finance Code.

        "Transaction" means the Merger, the Liquidation and any other transactions contemplated by this Agreement.

        "Warrant Merger Consideration" has the meaning set forth in Section 3.09(b).

ARTICLE II

THE MERGER

        2.01    The Merger.

          (a)    The Merger.    Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Subsidiary shall merge with and into FAB (the "Merger") in accordance with the Agreement and Plan of Merger and the applicable provisions of the TBOC and TFC, the separate corporate existence of Merger Subsidiary shall cease and FAB shall survive and continue to exist as a bank incorporated under the laws of Texas and as a wholly owned subsidiary of Pacific Premier (FAB, as the surviving bank in the Merger, is sometimes referred to herein as the "Surviving Bank"). Immediately following the Merger, the Surviving Bank will be merged with and liquidated into Pacific Premier (the "Liquidation") in accordance with the applicable provisions of the CGCL, CFC, the TBOC and the TFC and the terms of this Agreement and the Agreement and Plan of Merger and Liquidation.

          (b)    Name.    The name of the Surviving Bank shall be "First Associations Bank."

          (c)    Articles and Bylaws.    The articles of incorporation and bylaws of the Surviving Bank immediately after the Merger shall be the FAB Articles and the FAB Bylaws as in effect immediately prior to the Merger. The articles of incorporation and bylaws of Pacific Premier immediately after the Liquidation shall be the Pacific Premier Articles and the Pacific Premier Bylaws.

          (d)    Directors and Executive Officers of the Surviving Bank.    The directors of the Surviving Bank immediately after the Merger shall be the directors of Pacific Premier immediately prior to the Merger. The executive officers of the Surviving Bank immediately after the Merger shall be the executive officers of Pacific Premier immediately prior to the Merger. The directors of Pacific Premier immediately after the Liquidation shall be the directors of Pacific Premier immediately prior to the Liquidation, except for the addition of a new director as contemplated by Section 6.12, each of whom shall serve until such time as their successors shall be duly elected and qualified. The executive officers of Pacific Premier immediately after the Liquidation shall be the executive officers of Pacific Premier immediately prior to the Liquidation.

          (e)    Authorized Capital Stock.    The authorized capital stock of the Surviving Bank upon consummation of the Merger shall be as set forth in the FAB Articles immediately prior to the Merger.

          (f)    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in accordance with the TBOC and TFC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Merger Subsidiary shall vest in the Surviving Bank, and all debts, liabilities, obligations, restrictions, disabilities and duties of Merger Subsidiary shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Bank.

          (g)    Additional Actions.    If, at any time after the Effective Time, the Surviving Bank shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect, record or otherwise confirm the Surviving Bank's right, title or interest in, to or under any of the rights, properties or assets of Merger Subsidiary acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, Merger Subsidiary, and its proper officers and directors, acting in such corporate capacity and not individually, shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Bank are fully authorized in the name of the Surviving Bank or otherwise to take any and all such action.

        2.02    Effective Date and Effective Time; Closing.

          (a)   Subject to the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the parties shall cause a certificate of merger (as required under the TBOC and TFC, the "Certificate of Merger"), which shall be executed in accordance with the relevant provisions of the TBOC and TFC, to be filed with the Texas Secretary of State and the TDB on (i) a date mutually selected by PPBI and FAB after such satisfaction or waiver which is no later than the later of (A) five Business Days after such satisfaction or waiver or (B) the first month end following such satisfaction or waiver, or (ii) such other date to which the parties may mutually agree in writing. The Merger provided for herein shall become effective upon acceptance and filing of the Certificate of Merger with the Texas Secretary of State and TDB as provided by the TBOC and TFC. The term "Effective Time" shall be the date and time when the Texas Secretary of State and TDB accepts and files the Certificate of Merger in accordance with the TBOC and the TFC. The date of such filings or such later effective date is herein called the "Effective Date."

          (b)   A closing (the "Closing") shall take place immediately prior to the Effective Time at the offices of Patton Boggs LLP, 2550 M Street, N.W., Washington, D.C. 20037, or at such other place, at such other time, or on such other date as the parties may mutually agree upon (such date, the "Closing Date"). At the Closing, there shall be delivered to PPBI, Pacific Premier and FAB the certificates and other documents required to be delivered under Article VII hereof.

ARTICLE III.

CONSIDERATION AND EXCHANGE PROCEDURES

        3.01    Conversion of Shares.     At the Effective Time, by virtue of the Merger and without any action on the part of a holder of shares of FAB Common Stock:

          (a)    Pacific Premier Common Stock.    Each share of Pacific Premier Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.

          (b)    FAB Common Stock.    Subject to Sections 3.05, 3.06, 3.07 and 9.05, each share of FAB Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into, and shall be canceled in exchange for, the right to receive:

            (i)    Cash Consideration.    A cash amount equal to the sum of (1) $19.00 and (2) the quotient of (A) the Change in Net Mortgage Securities Gains divided by (B) the number of issued and outstanding shares of FAB Common Stock (collectively, the "Per Share Cash Consideration"); and

            (ii)    Stock Consideration.    0.646 shares of PPBI Common Stock (the "Per Share Stock Consideration").

          (c)    Merger Subsidiary Common Stock.    Each share of Merger Subsidiary Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Bank.

        3.02    Intentionally Omitted.

        3.03    Exchange Procedures.

          (a)    Mailing of Transmittal Material.    Provided that FAB has delivered, or caused to be delivered, to American Stock Transfer & Trust Company as the exchange agent for the purpose of conducting the exchange described in this Section 3.03 (the "Exchange Agent") all information which is reasonably necessary for the Exchange Agent to perform its obligations as specified herein, PPBI shall use its best efforts to cause the Exchange Agent to mail or deliver to each holder of record of FAB Common Stock, at least thirty (30) days prior to the Closing Date (or such later date mutually agreed to by PPBI and FAB), a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate(s) shall pass, only upon proper delivery of such Certificate(s) to the Exchange Agent) advising such holder of the proposed effective date of the Merger and containing instructions for use in effecting the surrender of such Certificate(s) in exchange for the consideration to which such holder may be entitled pursuant to Section 3.01(b) hereof deliverable in respect thereof pursuant to this Agreement. A letter of transmittal will be properly completed only if accompanied by Certificate or Certificates representing all shares of FAB Common Stock covered thereby, subject to the provisions of paragraph (d) of this Section 3.03.

          (b)    PPBI Deliveries.    At the Effective Time, for the benefit of the holders of Certificates, (i) PPBI shall deliver to the Exchange Agent certificates, or at PPBI's option, evidence of shares in book entry form, representing the number of shares of PPBI Common Stock issuable to the holders of FAB Common Stock as part of the Merger Consideration and (ii) PPBI shall deliver, or cause Pacific Premier to deliver, to the Exchange Agent, the cash portion of the Merger Consideration payable pursuant to this Article III, each to be given to the holders of FAB Common Stock in exchange for their Certificates as provided in this Article III. Following the Effective Time, PPBI shall deliver to the Exchange Agent all dividends declared and payable after the Effective Time on the shares of PPBI Common Stock issuable to holders of FAB Common Stock as part of the Merger Consideration, which dividends shall be delivered to the Exchange Agent at the time such dividends are paid to the stockholders of PPBI generally. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of PPBI Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.

          (c)    Exchange Agent Deliveries.

              (i)  Each holder of such Certificate or Certificates will, upon receipt thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of whole shares of PPBI Common Stock and the amount of cash into which the aggregate number of shares of FAB Common Stock previously represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Agreement, in each case, without interest. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

             (ii)  If a holder of Certificates surrenders such Certificates and a properly executed letter of transmittal to the Exchange Agent at least three (3) Business Days prior to the Closing Date, then PPBI shall use its best efforts to cause the Exchange Agent to deliver, on the Closing Date, to such holder of Certificates the Merger Consideration into which the shares of FAB Common Stock represented by such Certificates have been converted pursuant to Section 3.01(b). If a holder of Certificates surrenders such Certificates and a properly executed letter of transmittal to the Exchange Agent at any time after three (3) Business Days prior to the Closing Date, then PPBI shall use its best efforts to cause the Exchange Agent to promptly, but in no event later than three (3) Business Days following receipt of such Certificates and letter of transmittal, deliver to such holder of Certificates the Merger Consideration into which the shares of FAB Common Stock represented by such Certificate or Certificates have been converted pursuant to Section 3.01(b).

            (iii)  Each outstanding Certificate which prior to the Effective Time represented FAB Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent, be deemed to evidence ownership of the number of shares of PPBI Common Stock and the right to receive the amount of cash into which such FAB Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of FAB of Certificates representing shares of FAB Common Stock and, if such Certificates are presented for transfer, they shall be cancelled against delivery of such Certificates for PPBI Common Stock and cash as hereinabove provided. No dividends or other distributions which have been declared with a record date after the Effective Time will be remitted to any Person entitled to receive shares of PPBI Common Stock under Section 3.01(b) until such Person surrenders the Certificate or Certificates representing FAB Common Stock, at which time such dividends shall be remitted to such Person, without interest.

          (d)    Lost or Destroyed Certificates; Issuances of PPBI Common Stock in New Names.    The Exchange Agent and PPBI, as the case may be, shall not be obligated to deliver cash and a certificate or certificates representing shares of PPBI Common Stock to which a holder of FAB Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of FAB Common Stock for exchange as provided in this Section 3.03, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be reasonably required in each case by PPBI. If any certificates evidencing shares of PPBI Common Stock are to be issued in a name other than that in which the Certificate evidencing FAB Common Stock surrendered in exchange therefore is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the Person requesting such exchange pay to the Exchange Agent any transfer or other Tax required by reason of the issuance of a certificate for shares of PPBI Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

          (e)    Unclaimed Merger Consideration.    Any portion of the shares of PPBI Common Stock and cash delivered to the Exchange Agent by PPBI pursuant to Section 3.03(b) that remains unclaimed by the stockholders of FAB for six months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to PPBI. Any stockholders of FAB who have not theretofore complied with Section 3.03(c) shall thereafter look only to PPBI for the consideration deliverable in respect of each share of FAB Common Stock such stockholder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates for shares of FAB Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of PPBI Common Stock or cash would otherwise escheat to any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of PPBI (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. PPBI and the Exchange Agent shall be entitled to rely upon the stock transfer books of FAB to establish the identity of those Persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, PPBI and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

        3.04    Rights as Stockholders; Stock Transfers.     At the Effective Time, holders of FAB Common Stock shall cease to be, and shall have no rights as, stockholders of FAB other than to receive the consideration provided under this Article III.

        3.05    No Fractional Shares.     Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of PPBI Common Stock shall be issued in the Merger. Each holder of FAB Common Stock who otherwise would have been entitled to a fraction of a share of PPBI Common Stock (after taking into account all Certificates delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by $9.80, rounded to the nearest whole cent. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

        3.06    Dissenting Shares.     Each outstanding share of FAB Common Stock the holder of which has perfected his right to dissent under the TBOC and has not effectively withdrawn or lost such right as of the Effective Time (the "Dissenting Shares") shall not be converted into or represent a right to receive shares of PPBI Common Stock and cash hereunder, and the holder thereof shall be entitled only to such rights as are granted by the TBOC. FAB shall give PPBI prompt notice upon receipt by FAB of any such written demands for payment of the fair value of such shares of FAB Common Stock and of withdrawals of such demands and any other instruments provided pursuant to the TBOC. If any holder of Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost the right to dissent at or prior to the Effective Time, the Dissenting Shares held by such holder shall be converted into a right to receive PPBI Common Stock and cash in accordance with the applicable provisions of this Agreement. Any payments made in respect of Dissenting Shares shall be made by PPBI.

        3.07    Anti-Dilution Provisions.     If, between the date hereof and the Effective Time, the shares of PPBI Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period, the Per Share Stock Consideration shall be adjusted accordingly; provided that an offering or sale of PPBI Common Stock shall not be deemed a reclassification, recapitalization, split-up, combination, exchange of shares or readjustment of the PPBI Common Stock.

        3.08    Withholding Rights.     PPBI (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of FAB Common Stock such amounts as PPBI is required under the Code or any state, local or foreign Tax law or regulation thereunder to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of FAB Common Stock in respect of which such deduction and withholding was made by PPBI.

        3.09    FAB Options and FAB Warrants.

          (a)   At the effective time of the Liquidation, each FAB Option which is outstanding, vested and unexercised immediately prior to the Effective Time, shall be canceled in exchange for the right of the holder of such FAB Option to receive a single lump sum cash payment, equal to the amount set forth next to such holder's name in Section 3.09(a) of FAB's Disclosure Schedule (the "Option Cancellation Payment"), provided such holder enters into a written acknowledgment with regard to the cancellation of such FAB Option and the payment therefor in accordance with the terms of this Agreement in a form reasonably agreed to by PPBI and such holder of a FAB Option. Provided that the holder of a FAB Option enters into such written acknowledgment, Pacific Premier Bank or PPBI shall deliver the applicable Option Cancellation Payment to such holder of a FAB Option as soon as practicable following the Liquidation. Pacific Premier Bank or PPBI shall be entitled to deduct and withhold from any Option Cancellation Payment otherwise payable to a holder of a FAB Option such amounts as Pacific Premier Bank is required under the Code or any state or local Tax law or regulation thereunder to deduct and withhold with respect to the making of such Option Cancellation Payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of a FAB Option holder in respect of which such deduction and withholding was made by Pacific Premier Bank or PPBI. Subject to the foregoing, the FAB Stock Option Plan shall terminate upon the effective time of the Liquidation.

          (b)   At the Effective Time, each FAB Warrant which is outstanding, vested and unexercised immediately prior to the Effective Time, shall be canceled in exchange for the right of the holder of such FAB Warrant to receive from PPBI a single lump sum cash payment, equal to the amount set forth next to such holder's name in Section 3.09(b) of FAB's Disclosure Schedule (the

  "Warrant Merger Consideration"), provided such holder enters into a written acknowledgment with regard to the cancellation of such FAB Warrant and the payment therefor in accordance with the terms of this Agreement in a form reasonably agreed to by PPBI and FAB. Provided that the holder of a FAB Warrant enters into such written acknowledgment, PPBI shall deliver the applicable Warrant Merger Consideration to such holder of a FAB Warrant on the Closing Date. Subject to the foregoing, all FAB Warrants issued thereunder shall terminate at the Effective Time.

ARTICLE IV

ACTIONS PENDING ACQUISITION

        4.01    Forbearances of FAB.     From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement or as Previously Disclosed, without the prior written consent of PPBI (which prior written consent shall be deemed to have been given for purposes of Sections 4.01(r) and (s) if PPBI has not objected to a proposed action by FAB within three (3) Business Days after written notice thereof by FAB has been received by PPBI), FAB will not:

          (a)    Ordinary Course.    Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to preserve its business organization, keep available the present services of its employees and preserve for itself and PPBI the goodwill of the customers of FAB and others with whom business relations exist.

          (b)    Capital Stock.    Other than pursuant to Rights set forth on Section 4.01(b) of FAB's Disclosure Schedule and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock or any Rights or (ii) permit any additional shares of stock to become subject to grants of employee or director stock options or other Rights.

          (c)    Dividends; Reclassifications; Etc.

              (i)  Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of FAB Common Stock, including but not limited to, any dividend payments in anticipation of, and to cover, personal federal, state or local Tax obligations. FAB acknowledges that each FAB stockholder shall be responsible for his or her personal Tax obligations.

             (ii)  Directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of FAB Common Stock.

          (d)    Compensation; Employment Agreements; Etc.    Enter into or amend or renew any employment, consulting, severance, change in control, bonus, salary continuation or similar agreements or arrangements with any director, officer or employee of FAB or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for changes that are required by applicable law or as set forth in Section 4.01(d) of FAB's Disclosure Schedule.

          (e)    Hiring.    Hire any person as an employee of FAB or promote any employee, except (i) as set forth on Section 4.01(e) of FAB's Disclosure Schedule, (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Section 4.01(e) of FAB's Disclosure Schedule and (iii) persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of FAB and who are not subject to or eligible for any severance or similar benefits or payments that would become payable as a result of the Transaction or consummation thereof.

          (f)    Benefit Plans.    Enter into, establish, adopt, amend or terminate, or make any contributions to (except (i) as may be required by applicable law, or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Section 4.01(f) of FAB's Disclosure Schedule), any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of FAB or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

          (g)    Dispositions.    Except for sales of Designated Securities, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties.

          (h)    Acquisitions.    Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice), including without limitation, by merger or consolidation or by investment in a partnership or joint venture, all or any portion of the assets, business, securities, deposits or properties of any other entity.

          (i)    Capital Expenditures.    Except as set forth in Section 4.01(i) of FAB's Disclosure Schedule, make any capital expenditures, other than capital expenditures in the ordinary course of business consistent with past practice, in amounts not exceeding $10,000 individually or $25,000 in the aggregate.

          (j)    Governing Documents.    Amend the FAB Articles or the FAB Bylaws or enter into a plan of consolidation, merger, share exchange or reorganization with any Person, or a letter of intent or agreement in principle with respect thereto.

          (k)    Accounting Methods.    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP.

          (l)    Contracts.    Except as otherwise permitted under Sections 4.01 and 6.14 hereof, enter into, cancel, fail to renew or terminate any Material Contract or amend or modify in any material respect any of its existing Material Contracts.

          (m)    Claims.    Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which FAB is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by FAB of an amount which exceeds $10,000 and/or would impose any material restriction on the business of FAB or create precedent for claims that are reasonably likely to be material to FAB.

          (n)    Banking Operations.    Enter into any new material line of business; introduce any material new products or services; change its material lending, investment, underwriting, loan, deposit or fee pricing, servicing, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority, or the manner in which its investment securities or loan portfolio is classified or reported; or invest in any mortgage-backed or mortgage-related security that would be considered "high risk" under applicable regulatory guidance; or file any application or enter into any contract with respect to the opening, relocation or closing of, or open, relocate or close, any branch, office, service center or other facility.

          (o)    Marketing.    Introduce any material marketing campaigns or any material new sales compensation or incentive programs or arrangements (except those the material terms of which have been fully disclosed in writing to PPBI prior to the date hereof).

          (p)    Derivatives Contracts.    Enter into any Derivatives Contract.

          (q)    Indebtedness.    Incur any indebtedness for borrowed money (other than deposits, federal funds purchased, cash management accounts, Federal Home Loan Bank borrowings that mature within 30 days and that have no put or call features and securities sold under agreements to repurchase that mature within 30 days, in each case, in the ordinary course of business consistent with past practice); or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than with respect to the collection of checks and other negotiable instruments in the ordinary course of business consistent with past practice.

          (r)    Investment Securities.    (i)Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or Equity Investment or (ii) except for sales of Designated Securities, dispose of any debt security or Equity Investment.

          (s)    Loans.    (i) Make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (collectively, "Loans"), other than Loans made in the ordinary course of business, consistent with past practice, that are not in excess of $250,000 individually; (ii) take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure the respective amounts set forth in clause (i) above; or (iii) enter into any Loan securitization or create any special purpose funding entity.

          (t)    Investments in Real Estate.    Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).

          (u)    Tax Elections.    Make or change any material Tax election in respect of Taxes relating to FAB (or the assets and liabilities of FAB), settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes relating to FAB (or the assets and liabilities of FAB), enter into any closing agreement with respect to any material amount of Taxes or surrender any right to claim a material Tax refund, adopt or change any method of accounting with respect to Taxes relating to FAB (or the assets and liabilities of FAB), file any amended Tax Return, or take any action to terminate FAB's status as an S corporation up to and including the Closing Date.

          (v)    Antitakeover Statutes.    Take any action (i) that would cause this Agreement or the Transaction to be subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares or (ii) to exempt or make not subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any Person (other than PPBI or its Subsidiaries) or any action taken thereby, which Person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom.

          (w)    Adverse Actions.    Take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII not being satisfied or (z) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation.

          (x)    Commitments.    Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

        4.02    Forbearances of PPBI.     From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of FAB, PPBI will not, and will cause each of its Subsidiaries not to:

          (a)    Adverse Actions.    Take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII not being satisfied or (z) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation.

          (b)    Commitments.    Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

        5.01    Disclosure Schedules.     On or prior to the date hereof, PPBI has delivered to FAB a schedule and FAB has delivered to PPBI a schedule (each respectively, its "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or 5.04 or to one or more of its covenants contained in Articles IV and VI; provided, however, that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that, absent such inclusion in the Disclosure Schedule, such item is or would be reasonably likely to result in a Material Adverse Effect. Each exception set forth in the Disclosure Schedule shall be deemed to qualify the corresponding representation and warranty set forth in this Agreement that is specifically identified (by cross-reference or otherwise) in the Disclosure Schedule.

        5.02    Standard.     Solely for the purposes of determining whether the conditions set forth in Sections 7.02 (a) or 7.03(a), as the case may be, have been satisfied (and without otherwise qualifying any representation or warranty made on the date hereof), no representation or warranty of FAB on the one hand or PPBI on the other hand contained in Sections 5.03 or 5.04, respectively, other than the representations of FAB contained in Sections 5.03(b) and 5.03(m)(vi), which shall be true in all respects, shall be deemed untrue or incorrect for purposes of Sections 7.02(a) or 7.03(a), and no party hereto shall be deemed to have breached a representation or warranty for purposes of such Sections, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04, has had or is reasonably likely to have a Material Adverse Effect on the party making such representation or warranty.

        5.03    Representations and Warranties of FAB.     Subject to Sections 5.01 and 5.02, FAB hereby represents and warrants to PPBI:

          (a)    Organization, Standing and Authority.    FAB is duly organized, validly existing and in good standing under the laws of the State of Texas. FAB is duly licensed or qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect on FAB. FAB has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of FAB are insured by the FDIC in the manner and to the maximum extent provided by applicable law, and FAB has paid all deposit insurance premiums and assessments required by applicable laws and regulations. The copies of the FAB Articles and FAB Bylaws which have previously been made available to PPBI are true, complete and correct copies of such documents as in effect on the date of this Agreement. The minute books of FAB previously made available to PPBI contain true, complete and correct records in all material respects of all meetings and other material corporate actions held or taken of its stockholders and Board of Directors (including committees of its Board of Directors) through the date hereof.

          (b)    FAB Capital Stock.    The authorized capital stock of FAB consists solely of 5,000,000 shares of FAB Common Stock, of which 1,980,229 shares are issued and outstanding as of the date hereof. As of the date hereof, no shares of FAB Common Stock were held in treasury by FAB or otherwise directly or indirectly owned by FAB. The outstanding shares of FAB Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and none of the outstanding shares of FAB Common Stock have been issued in violation of the preemptive rights of any Person. Section 5.03(b) of FAB's Disclosure Schedule sets forth for each FAB Option and FAB Warrant, the name of the grantee, the date of the grant, with respect to FAB Options, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of FAB Common Stock subject to each FAB Option and FAB Warrant, the number of shares of FAB Common Stock subject to FAB Options and FAB Warrants that are currently exercisable and the exercise or strike price per share. Except as set forth in the preceding sentence, there are no shares of FAB Common Stock reserved for issuance, FAB does not have any Rights issued or outstanding with respect to FAB Common Stock and FAB does not have any commitment to authorize, issue or sell any FAB Common Stock or Rights. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of FAB may vote are outstanding.

          (c)    Subsidiaries.

              (i)  FAB does not have any Subsidiaries.

             (ii)  Except as set forth in Section 5.03(c)(ii) of FAB's Disclosure Schedule and except for securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted and stock in the FHLB and in TIB—The Independent BankersBank, FAB does not own beneficially, directly or indirectly, any Equity Securities or similar interests of any Person or any interest in a partnership or joint venture of any kind.

          (d)    Corporate Power.    FAB has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and FAB has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transaction, subject to receipt of all necessary approvals of Governmental Authorities and the approval of FAB's stockholders of this Agreement.

          (e)    Corporate Authority.    Subject to the approval of this Agreement by the holders of the outstanding FAB Common Stock, this Agreement and the Transaction have been authorized by all necessary corporate action of FAB and the FAB Board on or prior to the date hereof and the FAB Board has recommended that stockholders of FAB adopt this Agreement and directed that such matter be submitted for consideration by FAB's stockholders at the FAB Meeting required by Section 6.02. FAB has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by PPBI and Pacific Premier, this Agreement is a valid and legally binding obligation of FAB, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

          (f)    Regulatory Approvals; No Defaults.

              (i)  No consents or approvals of, or waivers by, or notices to, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by FAB in connection with the execution, delivery or performance by FAB of this Agreement or to consummate the Transaction, except as set forth in Section 5.03(f)(i) of FAB's Disclosure Schedule and except for (A) filings of applications or notices with, and approvals or waivers by, the FRB, the DFI, the TDB, as required, (B) filings with the SEC and state securities authorities, as applicable, in connection with the issuance of PPBI Common Stock in the Merger, (C) approval of listing of such PPBI Common Stock on the Nasdaq, (D) the filing of (1) the Certificate of Merger with the Texas Secretary of State and the TDB pursuant to the TBOC and TFC and (2) the Agreement and Plan of Merger and Liquidation with the California Secretary of State and the DFI pursuant to the CGCL and CFC, (E) the approval of this Agreement, including the Agreement and Plan of Merger, by the holders of the outstanding shares of FAB Common Stock and (F) the notice to the holders of FAB Common Stock pursuant to the requirements of Section 10.355 of the TBOC. As of the date hereof, FAB is not aware of any reason why the approvals set forth above and referred to in Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

             (ii)  Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by FAB and the consummation of the Transaction do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, code, ordinance, rule or regulation or any judgment, decree, injunction, order, governmental permit or license, or agreement, indenture or instrument of FAB or to which FAB or any of its properties is subject or bound, (B) constitute a breach or violation of, or a default under, the FAB Articles or FAB Bylaws or (C) require any consent or approval under any such law, code, ordinance, rule, regulation, judgment, decree, injunction, order, governmental permit or license, agreement, indenture or instrument.

          (g)    Financial Reports; Undisclosed Liabilities; Internal Controls.

              (i)  Subject to the absence of footnotes and statements of cash flows with respect to unaudited interim FAB Financial Statements, each of the balance sheets contained in the FAB Financial Statements fairly presents, or will fairly present, the financial position of FAB as of its date, and each of the statements of income, changes in stockholders' equity and cash flows in such FAB Financial Statements fairly presents, or will fairly present, the results of operations, stockholders' equity and cash flows of FAB for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein.

             (ii)  FAB is not required to file periodic reports with the SEC pursuant to the Exchange Act.

            (iii)  Except as set forth on the balance sheet of FAB dated as of August 31, 2012 and Section 5.03(g)(iii) of FAB's Disclosure Schedule, FAB does not have any material liability (whether absolute, contingent or accrued or otherwise and whether due or to become due) other than liabilities incurred after August 31, 2012 in the ordinary course of business consistent with past practice and, to FAB's knowledge, there is no existing condition, event or circumstance which could result in any such material liability in the future.

            (iv)  Since August 31, 2012, (A) FAB has conducted its business in the ordinary and usual course consistent with past practice, (B) except as set forth in Section 5.03(g)(iv) of FAB's Disclosure Schedule, FAB has not taken nor permitted or entered into any contract with respect to, or otherwise agreed or committed to do or take, any of the actions set forth in Section 4.01 and (C) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.03 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to FAB.

             (v)  No agreement pursuant to which any Loans or other assets have been or shall be sold by FAB entitled the buyer of such Loans or other assets, unless there is material breach of a representation or covenant by FAB, to cause FAB to repurchase such Loan or other asset or the buyer to pursue any other form of recourse against FAB. Section 5.03(g)(v) of FAB's Disclosure Schedule sets forth all cash, stock or other dividend or any other distribution with respect to the capital stock of FAB that has been declared, set aside or paid since December 31, 2008, as well as all shares of capital stock of FAB that have been purchased, redeemed or otherwise acquired, directly or indirectly, by FAB since December 31, 2008.

            (vi)  The records, systems, controls, data and information of FAB are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FAB (either directly or through FAB's third party data processing service provider) or its accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 5.03(g)(vi). FAB (i) has implemented and maintains disclosure controls and procedures to ensure that material information relating to FAB is made known to the Chief Executive Officer and the Chief Operating Officer of FAB by others within FAB and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to FAB's outside auditors and the audit committee of the FAB Board (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect FAB's ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in FAB's internal controls over financial reporting. These disclosures were made in writing by management to FAB's auditors and audit committee and a copy has previously been made available to PPBI.

           (vii)  Since November 14, 2006, (i) neither FAB nor, to the knowledge of FAB, any director, officer, employee, auditor, accountant or representative of FAB, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FAB or its internal accounting controls, including any material complaint, allegation, assertion or claim that FAB has engaged in questionable accounting or auditing practices, and (ii) no attorney representing FAB, whether or not employed by FAB, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by FAB or its officers, directors, employees or agents to the FAB Board or any committee thereof or, to the knowledge of FAB, to any director or officer of FAB.

          (h)    Legal Proceedings.    No litigation, arbitration, claim or other proceeding before any court or Governmental Authority is pending against FAB and, to FAB's knowledge, no such litigation, arbitration, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, arbitration, claim or other proceeding. Neither FAB nor any of its properties is a party to or subject to any order, judgment, decree or regulatory restriction that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect with respect to FAB.

          (i)    Regulatory Matters.

              (i)  FAB has duly filed with the appropriate regulatory authorities in substantially correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and such reports were in all material respects complete and accurate and in compliance with the requirements of applicable laws and regulations, and FAB has previously delivered or made available to PPBI accurate and complete copies of all such reports. In connection with the most recent examination of FAB by the appropriate regulatory authorities, FAB was not required to correct or change any action, procedure or proceeding which FAB believes in good faith has not now been corrected or changed, other than corrections or changes which, if not made, either individually or in the aggregate, would not have a Material Adverse Effect on FAB.

             (ii)  Neither FAB nor any of its properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, nor has FAB adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority. FAB has paid all assessments made or imposed by any Governmental Authority.

            (iii)  FAB has not been advised by, nor does it have any knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, directive, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.

            (iv)  (A) Except as set forth in Section 5.03(i)(iv) of FAB's Disclosure Schedule, no Governmental Authority has initiated since December 31, 2008 or has pending any proceeding, enforcement action or, to FAB's knowledge, investigation or inquiry into the business, operations, policies, practices or disclosures of FAB (other than normal examinations conducted by a Governmental Authority in the ordinary course of the business of FAB), or, to FAB's knowledge, threatened any of the foregoing, and (B) there is no unresolved violation, criticism, comment or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of FAB.

          (j)    Compliance With Laws.    Except as set forth in Section 5.03(j) of FAB's Disclosure Schedule, FAB:

              (i)  is, and at all times since December 31, 2008, has been, in material compliance with all applicable federal, state, local and foreign statutes, laws, codes, regulations, ordinances, rules, judgments, injunctions, orders, decrees or policies and/or guidelines of a Governmental Authority applicable thereto or to the employees conducting such business, including, without limitation, Sections 23A and 23B of the Federal Reserve Act and FDIC regulations pursuant thereto, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA PATRIOT Act, all other applicable fair lending laws and other laws relating to discriminatory business practices and Environmental Laws and all posted and internal policies of FAB related to customer data, privacy and security;

             (ii)  has, and at all times since December 31, 2008, has had, all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities (and has paid all fees and assessments due and payable in connection therewith) that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, franchises, certificates of authority, orders and approvals are in full force and effect and, to FAB's knowledge, no suspension or cancellation of any of them is threatened; and

            (iii)  has received no notification or communication from any Governmental Authority (A) asserting that FAB is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to FAB's knowledge, do any grounds for any of the foregoing exist).

          (k)    Material Contracts; Defaults.

              (i)  Except for documents set forth in Section 5.03(k) of FAB's Disclosure Schedule, FAB is not a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (A) with respect to the employment of any of its directors, officers, employees, independent contractors or consultants, (B) which would entitle any present or former director, officer, employee, independent contractor, consultant or agent of FAB to indemnification from FAB, (C) which provides for the payment by FAB of severance or other compensation upon a merger, consolidation, acquisition, asset purchase, stock purchase or other business combination transaction involving FAB, including but not limited to, the Transaction, (D) which would be a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC), (E) which is an agreement (including data processing, software programming, consulting and licensing contracts) not terminable on 60 days or less notice and involving the payment or value of more than $25,000 per annum, (F) which is with or to a labor union or guild (including any collective bargaining agreement), (G) which relates to the incurrence of indebtedness (other than deposit liabilities, advances and loans from the FHLB, and sales of securities subject to repurchase, in each case, in the ordinary course of business), (H) which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, rights, assets or businesses of FAB, (I) which involves the purchase or sale of assets with a purchase price of $100,000 or more in any single case or $250,000 in all such cases, other than purchases and sales of investment securities in the ordinary course of business consistent with past practice, (J) which is a consulting agreement, license or service contract (including data processing, software programming and licensing contracts and outsourcing contracts) which involves the payment of $25,000 or more in annual fees, (K) which relates to the settlement or other resolution of any legal proceeding in an amount in excess of $25,000 and that has any continuing obligations, liabilities or restrictions, (L) which relates to a partnership or joint venture or similar arrangement, (M) which is a lease for any real or material personal property owned or presently used by FAB, (N) which materially restricts the conduct of any business by FAB or limits the freedom of FAB to engage in any line of business in any geographic area (or would so restrict the Surviving Bank or any of its Affiliates after consummation of the Transaction) or which requires exclusive referrals of business or requires FAB to offer specified products or services to its customers or depositors on a priority or exclusive basis, or (O) which is with respect to, or otherwise commits FAB to do, any of the foregoing (collectively, "Material Contracts"). Except as set forth in Section 5.03(k)(i) of FAB's Disclosure Schedule, no consents, approvals, notices or waivers are required to be obtained or delivered pursuant to the terms and conditions of any Material Contract as a result of FAB's execution, delivery or performance of this Agreement and the consummation of the Transaction. True, correct and complete copies of all such Material Contracts have been made available to PPBI as of the date hereof.

             (ii)  Each of the Material Contracts is in full force and effect (other than due to the ordinary expiration thereof) and is a valid and binding obligation of FAB and, to FAB's knowledge, is a valid and binding obligation of the other parties thereto, enforceable against FAB, and to FAB's knowledge, the other parties thereto, in accordance with its terms (in each case, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). FAB has performed, in all material respects, all obligations required to be performed by it under each Material Contract. Neither FAB nor, to FAB's knowledge, any other parties thereto, is in material default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which they are a party, by which their respective assets, business, or operations may be bound or affected, or under which their respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by FAB is currently outstanding. With respect to the Material Contracts, no event has occurred, and no circumstance or condition exists that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, (A) give any Person the right to declare a default or exercise any remedy under any Material Contract, (B) give any Person the right to accelerate the maturity or performance of any Material Contract, or (C) give any Person the right to cancel, terminate or modify any Material Contract.

            (iii)  Section 5.03(k)(iii) of FAB's Disclosure Schedule sets forth a schedule of all holders of five percent or more of FAB Common Stock and executive officers and directors of FAB who have outstanding loans from FAB, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

          (l)    No Brokers.    No action has been taken by FAB that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the Transaction, other than a fee to be paid to SAMCO Capital Markets, Inc., which is set forth in Section 5.03(l) of FAB's Disclosure Schedule. Copies of all agreements with SAMCO Capital Markets, Inc. have been previously provided or made available to PPBI.

          (m)    Employee Benefit Plans.

              (i)  All benefit and compensation plans, contracts, policies or arrangements, maintained contributed to, obligated to be contributed to, or sponsored by FAB for the benefit of current or former employees of FAB (the "Employees") and current or former directors or independent contractors of FAB including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, and severance, employment, change in control, fringe benefit, deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, agreements, programs, policies or other arrangements (the "Benefit Plans"), are set forth in Section 5.03(m)(i) of FAB's Disclosure Schedule. True and complete copies of the following documents have been provided or made available to PPBI: (A) all Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans and all amendments thereto; (B) the most recent annual report (Form 5500), together with all schedules, as required, filed with the Internal Revenue Service ("IRS") or Department of Labor (the "DOL"), as applicable, and any financial statements and opinions required by Section 103(e)(3) of ERISA with respect to each Benefit Plan; (C) for each Benefit Plan which is a "top-hat" plan, a copy of filings with the DOL; (D) the most recent determination letter issued by the IRS for each Benefit Plan that is intended to be "qualified" under Section 401(a) of the Code; (E) the most recent summary plan description and any summary of material modifications, as required, for each Benefit Plan; (F) the most recent actuarial report, if any relating to each Benefit Plan; (G) the most recent actuarial valuation, study or estimate of any retiree medical and life insurance benefits plan or supplemental retirement benefits plan; (H) the most recent summary annual report for each Benefit Plan required to provide summary annual reports by Section 104 of ERISA; and (I) the most recent minimum coverage and discrimination testing results for each applicable Benefit Plan.

             (ii)  Each Benefit Plan has been established and administered to date in all material respects in accordance with the applicable provisions of ERISA, the Code and applicable law and with the terms and provisions of all documents, contracts or agreements pursuant to which such Benefit Plan is maintained. Each Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, and FAB is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. FAB has not received any correspondence or written or verbal notice from the IRS, DOL, any other Governmental Authority, any participant in or beneficiary of, a Benefit Plan, or any agent representing any of the foregoing that brings into question the qualification of any such Benefit Plan. There is no material pending or, to FAB's knowledge, threatened litigation relating to the Benefit Plans. FAB has not engaged in a transaction with respect to any Benefit Plan that could subject FAB to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. There are no matters pending before the IRS, DOL or other Governmental Authority with respect to any Benefit Plan. No Benefit Plan or related trust has been the subject of an audit, investigation or examination by a Governmental Authority.

            (iii)  FAB does not maintain or contribute to any Pension Plan or multiemployer plan (as defined in 4001(a)(3) of ERISA) other than those disclosed in Section 5.03(m)(iii) of FAB's Disclosure Schedule. No liability under Title IV of ERISA has been or is expected to be incurred by FAB with respect to any ongoing, frozen or terminated "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by it or the single-employer plan of any entity which is considered one employer with FAB under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"). FAB has not incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate or will be required to be filed in connection with the Transaction. There has been no termination, or partial termination, under Section 411(d)(3) of the Code and the regulations thereunder, of any Pension Plan. All ERISA Affiliates of FAB are set forth (and designated as an ERISA Affiliate) in Section 5.03(m)(iii) of FAB's Disclosure Schedule.

            (iv)  All contributions required to be made under the terms of any Benefit Plan have been timely made or have been reflected in the FAB Financial Statements. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has incurred any "unpaid minimum required contribution" within the meaning of Section 4971(c) of the Code and no multiemployer plan has incurred an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 4971(c) of the Code. FAB and any of its ERISA Affiliates have met all applicable minimum funding requirements under Section 412 of the Code and

    Section 302 of ERISA in respect of each Pension Plan and multiemployer plan. Neither FAB nor any of its ERISA Affiliates have an outstanding funding waiver.

             (v)  Neither FAB nor any of its ERISA Affiliates have any obligations for retiree health and life benefits under any Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the laws of any state or locality. FAB may amend or terminate any such Benefit Plan in accordance with and to the extent permitted by its terms at any time without incurring any liability thereunder. No event or condition exists with respect to a Benefit Plan that could subject FAB to a material Tax under Section 4980B of the Code.

            (vi)  Except as set forth in Section 5.03(m)(vi) of FAB's Disclosure Schedule, none of the execution of this Agreement, stockholder approval of this Agreement or consummation of the Transaction, either alone or in connection with a subsequent event will, (A) entitle any Employees or any current or former director or independent contractor of FAB to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under, or trigger any other material obligation pursuant to, any of the Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Benefit Plans or (D) result in any payment that would be a "parachute payment" as such term is defined in Section 280G of the Code.

           (vii)  All required reports and descriptions (including but not limited to Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, Forms PBGC-1 and summary plan descriptions) have been filed or distributed appropriately with respect to each Benefit Plan. All required Tax filings with respect to each Benefit Plan have been made, and any Taxes due in connection with such filings have been paid.

          (viii)  FAB does not have now, or has had, the obligation to maintain, establish, sponsor, participate in or contribute to any Benefit Plan or other similar arrangement that is subject to any law or applicable custom or rule of any jurisdiction outside of the United States.

            (ix)  No Benefit Plan is or has been funded by, associated with, or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code, a "welfare benefit fund" within the meaning of Section 419 of the Code, a "qualified asset account" within the meaning of Section 419A of the Code or a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA.

             (x)  Each Benefit Plan which is a "nonqualified deferred compensation plan" (within the meaning of Section 409A of the Code) has been operated in compliance with Section 409A of the Code and the guidance issued by the IRS with respect to such plans.

            (xi)  No contributions pursuant to a Benefit Plan have been made by FAB in such amounts that would violate Section 404 of the Code.

           (xii)  FAB has in force sufficient bonding for every fiduciary who is or has been required to be bonded with respect to the Benefit Plans, or where the fiduciary is not an employee or director of FAB, FAB has ensured that such fiduciary is covered by a bond that complies with Section 412 of ERISA. There does not exist any pending or, to FAB's knowledge, threatened legal proceedings (other than routine claims for benefits), arbitrations, administrative or other proceeding, pending or threatened, anticipated or expected to be asserted with respect to any Benefit Plan or any related trust or other funding medium thereunder or with respect to FAB as the sponsor or fiduciary thereof, or with respect to any other fiduciary thereof.

          (n)    Labor Matters.

              (i)  Section 5.03(n)(i) of FAB's Disclosure Schedule sets forth (A) the name, title and total annual compensation of each officer of FAB and each other employee, independent contractor and consultant of FAB, (B) all bonuses and other incentive compensation received by such officers, employees, independent contractors and consultants in 2012 and any accrual for such bonuses and incentive compensation and (C) all contracts, agreements, commitments or arrangements by FAB regarding compensation with any of its respective officers, employees, independent contractors and consultants, including those to increase the compensation or to modify the conditions or terms of employment.

             (ii)  To FAB's knowledge, no officer or director of FAB or any employee, independent contractor or consultant of FAB is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, non-competition, or proprietary rights agreement, that could adversely affect the ability of FAB to conduct its business as currently conducted.

            (iii)  FAB has not classified any individual as an "independent contractor" or similar status who, under applicable law, rule or regulation or the provisions of any Benefit Plan, should have been classified as an employee. FAB has not incurred any liability for improperly excluding any Person from participating in any Benefit Plan who provides or provided services to FAB, in any capacity.

            (iv)  Except as set forth in Section 5.03(n)(iv) of FAB's Disclosure Schedule, none of the officers, employees or consultants of FAB has informed FAB of his or her intent, nor does FAB have any knowledge of any of the officers, employees or consultants of FAB having an intention, to terminate employment with FAB during the next twelve (12) months.

             (v)  FAB is not a party to or is bound by any collective bargaining agreement, contract or other agreement, arrangement or understanding with a labor union or labor organization, nor is FAB the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel FAB to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to FAB's knowledge, threatened, nor is FAB aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity. FAB has paid in full all wages, salaries, commissions, bonuses, benefits and other compensation currently due to its employees or otherwise arising on a current basis under any policy, practice, agreement, plan, program, statute or other law. Except as set forth in Section 5.03(n)(v) of FAB's Disclosure Schedule, the employment of each officer and employee of FAB is terminable at the will of FAB.

            (vi)  (A) Except as set forth in Section 5.03(n)(vi) of FAB's Disclosure Schedule, there is no pending or, to FAB's knowledge, threatened legal proceeding involving FAB, on the one hand, and any present or former employee(s) of FAB, on the other hand, and (B) no other Person, to FAB's knowledge, has threatened any claim or any legal proceeding against FAB (or, to FAB's knowledge, against any officer, director or employee of FAB) relating to employees or former employees of FAB, including any such claim or legal proceeding arising out of any statute, ordinance or regulation relating to wages, collective bargaining, discrimination in employment or employment practices or occupational safety and health standards (including, without limitation, the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, as amended, the Occupational Safety and Health Act, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act or the Family and Medical Leave Act).

          (o)    Environmental Matters.    Except as set forth in Section 5.03(o) of FAB's Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations, remediation activities or governmental investigations of any nature seeking to impose, or that reasonably could be expected to result in the imposition, on FAB of any liability or obligation arising under any Environmental Laws pending or, to FAB's knowledge, threatened against FAB, which liability or obligation could have or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on FAB. To FAB's knowledge, there is no reasonable basis for any such proceeding, claim, action, environmental remediation or investigation that could impose any liability or obligation that could have or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on FAB. FAB is in compliance in all material respects with applicable Environmental Laws. To FAB's knowledge, no real property (including buildings or other structures) currently or formerly owned or operated by FAB, or any property in which FAB has held a security interest, Lien or a fiduciary or management role ("FAB Loan Property"), has been contaminated with, or has had any release of, any Hazardous Substance that has resulted, or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect with respect to FAB. FAB could not be deemed the owner or operator of, nor has it participated in the management regarding Hazardous Substances of, any FAB Loan Property which has been contaminated with, or has had any release of, any Hazardous Substance that has resulted, or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect with respect to FAB. FAB does not have any liability for any Hazardous Substance disposal or contamination on any third party property. Neither FAB nor, to FAB's knowledge, any Person whose liability FAB has assumed whether contractually or by operation of law, has received any notice, demand letter, claim or request for information alleging any material violation of, or material liability under, any Environmental Law. FAB is not subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law. To FAB's knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving FAB, any currently or formerly owned or operated property, any FAB Loan Property, or any Person whose liability FAB has assumed, whether contractually or by operation of law, that could reasonably be expected to result in any material claims, liability or investigations against FAB, result in any material restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any FAB Loan Property. FAB has previously provided and made available to PPBI copies of all environmental reports or studies, sampling data, correspondence and filings in its possession or reasonably available to it relating to FAB and any currently or formerly owned or operated property.

          As used herein, the term "Environmental Laws" means any federal, state, local or foreign law, statute, code, ordinance, injunction, regulation, order, decree, permit, authorization, opinion or agency or Governmental Authority requirement relating to: (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance; and the term "Hazardous Substance" means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum, petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials, radon or urea-formaldehyde insulation or (C) any other substance which is the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

          (p)    Tax Matters.

              (i)  FAB (and any predecessor of FAB) has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code (and comparable provisions of state law where applicable) at all times during its existence and FAB will be an S corporation up to and including the Closing Date. FAB has not taken nor will FAB take (up to or through the Closing) any action that would cause FAB to lose its status as an S corporation. To FAB's knowledge, none of the stockholders of FAB have taken or allowed any action that would result in the termination of FAB's status as a validly electing S corporation.

             (ii)  (A) All Tax Returns that are required to be filed on or before the Closing Date (taking into account any extensions of time within which to file which have not expired) by or with respect to FAB have been or will be timely filed on or before the Closing Date, (B) all such Tax Returns are or will be true and complete in all respects, (C) all Taxes due and payable by or with respect to FAB have been timely paid in full, (D) all deficiencies asserted or assessments made as a result of examinations conducted by any taxing authority have been paid in full, (E) no material issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending and (F) no statutes of limitation with respect to any Taxes of FAB have been waived by or on behalf of FAB.

            (iii)  FAB has made available to PPBI (A) true and correct copies of the U.S. federal, state local and foreign income and unincorporated Tax Returns filed by or on behalf of FAB for 2011 and (B) any audit report issued within the last three years relating to Taxes due from or with respect to FAB, or its income, assets or operations. Section 5.03(p)(iii) of FAB's Disclosure Schedule sets forth any income, franchise or unincorporated Tax Returns filed by or on behalf of FAB which have been examined by any taxing authority.

            (iv)  There are no audits or investigations by any taxing authority or proceeding in progress with respect to FAB, nor has FAB received any notice from any taxing authority that it intends to conduct such an audit or investigation.

             (v)  No claim has been made by a taxing authority in a jurisdiction where FAB does not already file Tax Returns that FAB is or may be subject to taxation by that jurisdiction.

            (vi)  FAB has complied in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation and has paid over all amounts required to be so withheld to the appropriate taxing authorities for all periods under all applicable laws.

           (vii)  FAB does not have a permanent establishment in any country other than the United States under any applicable Tax treaty between the United States and such other country.

          (viii)  There are no Liens or other encumbrances on any of the assets of FAB that arose in connection with any failure (or alleged failure) to pay any Tax.

            (ix)  No closing agreements, extensions of time within which to file any Tax Return, private letter rulings (or comparable rulings), technical advice memoranda or similar agreements or rulings have been entered into, requested of or issued by any taxing authority with respect to FAB.

             (x)  FAB has not been, in the past five (5) years, a party to a transaction reported or intended to qualify as a reorganization under Section 368 of the Code. FAB has not been described as a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares that was reported or otherwise constituted a distribution of shares under Section 355(i) of the Code in the two (2) years prior to the date of this Agreement or that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) that includes the Transaction contemplated by this Agreement.

            (xi)  FAB is not, nor has it been, a United States real property holding corporation within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, the Transaction contemplated by this Agreement is not subject to withholding under Section 1445 of the Code, and no stock transfer Taxes, sales Taxes, use Taxes or real estate transfer or gains Taxes will be imposed on the Transaction contemplated by this Agreement.

           (xii)  FAB has not filed a consent pursuant to Section 341(f) of the Code.

          (xiii)  Except as set forth in Section 5.03(p)(xiii) of FAB's Disclosure Schedule, FAB will not be required to include any adjustment in taxable income for any period ending after the Closing Date under Section 481 of the Code (or under any similar provision of the Tax laws of any jurisdiction) as a result of a change in the method of accounting for a period ending on or before the Closing Date or pursuant to an agreement with any taxing authority with regard to the Tax liability of FAB for any period ending on or before the Closing Date. No item of income or gain reported by FAB for financial accounting purposes in any period ending before the Closing is require to be included in income for Tax purposes in any period ending after the Closing Date.

          (xiv)  FAB is not a party to any Tax sharing or similar agreement or arrangement (whether or not written) with any Person.

           (xv)  FAB does not have any actual or potential liability for any Tax under Section 1374 of the Code. FAB has not, in the past 10 years, (A) acquired assets from another corporation in a transaction in which FAB's Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation which is a qualified subchapter S subsidiary.

          (xvi)  FAB has not (i) consummated or participated in, and is not currently participating in, any transaction which was or is a "Tax shelter" transaction as defined in Sections 6662, 6011, 6111 or 6112 of the Code, applicable regulations thereunder or other related published guidance from the IRS or (ii) engaged in any transaction that could give rise to (1) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (2) a list maintenance obligation with respect to any person under Section 6112 of the Code or the regulations thereunder, or (3) a disclosure obligation as a "reportable transaction" under Section 6011 of the Code or the regulations thereunder.

          (q)    Risk Management Instruments.

              (i)  Except as set forth in Section 5.03(q)(i) of FAB's Disclosure Schedule, FAB is not a party to, nor has FAB agreed to enter into, a Derivatives Contract.

             (ii)  "Derivatives Contract" means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions; provided that, for the avoidance of doubt, the term "Derivatives Contract" shall not include any FAB Options or FAB Warrants.

          (r)    Loans; Nonperforming and Classified Assets.

              (i)  Each Loan on the books and records of FAB was made and has been serviced in all material respects in accordance with customary lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, to FAB's knowledge, constitutes the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor's rights or by general equity principles. The Loan data tapes previously provided by FAB to PPBI accurately reflects in all material respects the Loan portfolio of FAB as of the date of such loan tape.

             (ii)  FAB has set forth in Section 5.03(r)(ii) of FAB's Disclosure Schedule as of the latest practicable date: (A) any written or, to FAB's knowledge, oral Loan under the terms of which the obligor is 60 or more days delinquent in payment of principal or interest, or to FAB's knowledge, in default of any other material provision thereof; (B) each Loan which has been classified as "substandard," "doubtful," "loss" or "special mention" (or words of similar import) by FAB or an applicable regulatory authority (it being understood that no representation is being made that the TBD or the FDIC would agree with the loan classifications established by FAB); (C) a listing of the OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof; and (D) each Loan with any director, executive officer or five percent or greater stockholder of FAB, or to FAB's knowledge, any Person controlling, controlled by or under common control with, any of the foregoing.

          (s)    Properties.    Except as set forth in Section 5.03(s) of FAB's Disclosure Schedule, all real and personal property owned by FAB or presently used by it in its business is in a good condition (ordinary wear and tear excepted) and is sufficient to carry on its business in the ordinary course of business consistent with its past practices. FAB has good and indefeasible title, free and clear of all Liens, to all of the material properties and assets, real and personal, reflected on the balance sheet of FAB as of August 31, 2012, or acquired after such date, other than properties sold by FAB in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable for which adequate reserves have been established, (ii) pledges to secure deposits incurred in the ordinary course of its banking business consistent with past practice, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (iv) as reflected on the balance sheet of FAB as of August 31, 2012. All real and personal property which is material to FAB's business and leased or licensed by FAB is held pursuant to leases or licenses which are valid obligations of FAB and, to FAB's knowledge, are valid and binding obligations of the other parties thereto, enforceable against FAB, and to FAB's knowledge, the other parties thereto, in accordance with their terms (in each case, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor's rights or by general equity principles). Such leases will not terminate or lapse prior to the Effective Time.

          (t)    Intellectual Property; Information Technology; Security.

              (i)  FAB owns or possesses valid and binding licenses and other rights to use all Intellectual Property which is listed and described in Section 5.03(t)(i) of FAB's Disclosure Schedule (other than commercially available "shrink wrap" or "click wrap" licenses), and FAB has not received any notice of conflict or allegation of invalidity with respect thereto that asserts the right of others. FAB owns or has a valid right to use or license the Intellectual Property, free and clear of all Liens (except any restrictions set forth in any licensed Intellectual Property), and has performed all the obligations required to be performed by it and is not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing. To FAB's knowledge, such Intellectual Property is valid and enforceable.

             (ii)  (A) FAB owns or is validly licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (B) to FAB's knowledge, the use of any Intellectual Property by FAB and the conduct of its business as currently conducted does not infringe on or otherwise violate the legal rights of any Person; (C) to FAB's knowledge, no Person is challenging, infringing on or otherwise violating any right of FAB with respect to any Intellectual Property owned by and/or licensed to FAB; and (D) FAB has not received any written notice or otherwise has knowledge of any pending legal proceeding against FAB with respect to any Intellectual Property used by FAB, or any Intellectual Property owned by any Person, and as of the date hereof, FAB is unaware of any facts or events that would give rise to any legal proceeding against FAB that is likely to succeed.

            (iii)  To FAB's knowledge, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of FAB's business (collectively, "FAB IT Systems") have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. The FAB IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct business as currently conducted. FAB has not experienced within the past three (3) years any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the FAB IT Systems. FAB has taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of its business. FAB is not in breach of any Material Contract related to any FAB IT Systems.

          (u)    Fiduciary Accounts.    FAB has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither FAB, nor, to FAB's knowledge, any of its directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

          (v)    Books and Records.    The books and records of FAB have been fully, properly and accurately maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of FAB.

          (w)    Insurance.    Section 5.03(w) of FAB's Disclosure Schedule lists and summarizes all of the insurance policies, binders, or bonds currently maintained by FAB ("Insurance Policies"), which summary includes for each Insurance Policy, the name of the insurance carrier, annual premiums, and the amount of coverage per event and, in the aggregate, a named insured (including any additional insured that may be required), or otherwise the beneficiary of the coverage. FAB is insured with reputable insurers against such risks and in such amounts as are customary and prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; FAB is not in default thereunder; no event has occurred which, with notice or lapse of time, or both, would constitute a default or permit termination, modification or acceleration under such policies; all premiums due and payable with respect to the Insurance Policies have been timely and fully paid; and all claims thereunder have been filed in due and timely fashion. There is no claim for coverage by FAB pending under any Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies or in respect of which such underwriters have reserved their rights. FAB has not received written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any Insurance Policies.

          (x)    Allowance For Loan Losses.    FAB's allowance for loan losses is, and shall be as of the Effective Date, in compliance with FAB's existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

          (y)    Transactions With Affiliates.    All "covered transactions" between FAB and an "affiliate" within the meaning of Sections 23A and 23B of the Federal Reserve Act have been in compliance with such provisions.

          (z)    Required Vote; Antitakeover Provisions.

              (i)  The affirmative vote of the holders of two-thirds of the outstanding shares of FAB Common Stock is necessary to approve this Agreement and the Transaction on behalf of FAB. No other vote of the stockholders of FAB is required by law, the FAB Articles, the FAB Bylaws or otherwise to approve this Agreement and the Transaction.

             (ii)  Based on the representation and warranty of PPBI contained in Section 5.04(l), the antitakeover provisions of the TBOC or, to FAB's knowledge, any applicable provisions of the takeover laws of any other state (and any comparable provisions of the FAB Articles and FAB Bylaws), do not apply or will not apply to this Agreement or the Transaction.

          (aa)    Fairness Opinion.    The FAB Board has received the opinion of SAMCO Capital Markets, Inc., to the effect that as of the date hereof, the Merger Consideration is fair to the holders of FAB Common Stock from a financial point of view.

          (bb)    Transactions in Securities.

              (i)  All offers and sales of FAB Common Stock by FAB were at all relevant times exempt from, or complied with, the registration requirements of the Securities Act.

             (ii)  Neither FAB, nor, to FAB's knowledge, (a) any director or executive officer of FAB, (b) any Person related to any such director or officer by blood, marriage or adoption and residing in the same household and (c) any Person who has been knowingly provided material nonpublic information by any one or more of these Persons, has purchased or sold, or caused to be purchased or sold, any shares of FAB Common Stock or other securities issued by FAB (i) during any period when FAB was in possession of material nonpublic information or (ii) in violation of any applicable provision of the Exchange Act or the rules and regulations of the SEC thereunder.

          (cc)    Disclosure.    The representations and warranties contained in this Section 5.03, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.03 not misleading.

        5.04    Representations and Warranties of PPBI.     Subject to Sections 5.01 and 5.02, PPBI hereby represents and warrants to FAB as follows:

          (a)    Organization, Standing and Authority.    PPBI is duly organized, validly existing and in good standing under the laws of the State of Delaware. PPBI is duly licensed or qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect on PPBI. PPBI has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

          (b)    PPBI Capital Stock.

              (i)  As of the date hereof, the authorized capital stock of PPBI consists solely of 25,000,000 shares of PPBI Common Stock, of which 10,343,434 shares were issued and outstanding as of the close of business on September 30, 2012, and 1,000,000 shares of PPBI Preferred Stock, of which no shares were issued and outstanding as of the date hereof. The outstanding shares of PPBI Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and none of the shares of PPBI Common Stock have been issued in violation of the preemptive rights of any Person. As of the date hereof, there are no Rights authorized, issued or outstanding with respect to the capital stock of PPBI, except for shares of PPBI Common Stock issuable pursuant to the PPBI Benefit Plans and by virtue of this Agreement.

             (ii)  The shares of PPBI Common Stock to be issued in exchange for shares of FAB Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right.

          (c)    Pacific Premier and Merger Subsidiary.

              (i)  Pacific Premier has been duly organized and is validly existing in good standing under the laws of the State of California and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Pacific Premier is duly licensed by the DFI and its deposits are insured by the FDIC in the manner and to the maximum extent provided by law.

             (ii)  (A) PPBI owns, directly or indirectly, all the issued and outstanding equity securities of Pacific Premier, (B) no equity securities of Pacific Premier are or may become required to be issued (other than to PPBI) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which Pacific Premier is or may be bound to sell or otherwise transfer any of its equity securities (other than to PPBI or any of its wholly-owned Subsidiaries) and (D) there are no contracts, commitments, understandings, or arrangements relating to PPBI's right to vote or to dispose of such securities.

            (iii)  Merger Subsidiary will be at the Effective Time a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. Following the organization of Merger Subsidiary, Pacific Premier will own all of the outstanding equity securities of Merger Subsidiary. Merger Subsidiary will not engage in any business other than in connection with the transactions contemplated by this Agreement and Merger Subsidiary will have no material obligations or liabilities other than its obligations hereunder and in the Agreement and Plan of Merger and the Agreement and Plan of Merger and Liquidation.

          (d)    Corporate Power.    Each of PPBI and Pacific Premier has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Each of PPBI and Pacific Premier has, and at the Effective Time, Merger Subsidiary will have, the corporate power and authority to execute, deliver and perform its respective obligations under this Agreement, the Agreement and Plan of Merger and the Agreement and Plan of Merger and Liquidation, as applicable, and to consummate the Transaction, subject to the receipt of all necessary approvals of Governmental Authorities.

          (e)    Corporate Authority.    This Agreement, the Agreement and Plan Merger, the Agreement and Plan of Merger and Liquidation and the Transaction have been authorized by all necessary corporate action of PPBI, the PPBI Board, Pacific Premier, the Pacific Premier Board and, following its organization, will be authorized by Merger Subsidiary and the board of directors of Merger Subsidiary. This Agreement has been duly executed and delivered by PPBI and Pacific Premier and, assuming due authorization, execution and delivery by FAB, this Agreement is a valid and legally binding agreement of PPBI and Pacific Premier enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

          (f)    Regulatory Approvals; No Defaults.

              (i)  No consents or approvals of, or waivers by, or notices to, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by PPBI or any of its Subsidiaries in connection with the execution, delivery or performance by PPBI and Pacific Premier of this Agreement or to consummate the Transaction, except for (A) filings of applications or notices with and approvals or waivers by the FRB, the DFI and the TDB, as required, (B) filings with the SEC and state securities authorities, as applicable, in connection with the issuance of PPBI Common Stock in the Merger, (C) approval of listing of such PPBI Common Stock on the Nasdaq and (D) the filing of (1) the Certificate of Merger with the Texas Secretary of State and the TDB pursuant to the TBOC and TFC and (2) the Agreement and Plan of Merger and Liquidation with the California Secretary of State and the DFI pursuant to the CGCL and CFC. As of the date hereof, PPBI is not aware of any reason why the approvals set forth above and referred to in Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

             (ii)  Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement by PPBI and Pacific Premier and the consummation of the Transaction do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, code, ordinance, rule or regulation or any judgment, decree, injunction, order, governmental permit or license, or agreement, indenture or instrument of PPBI or of any of its Subsidiaries or to which PPBI or any of its Subsidiaries or any of their respective properties is subject or bound, (B) constitute a breach or violation of, or a default under, the articles of incorporation or bylaws (or similar governing documents) of PPBI or any of its Subsidiaries or (C) require any consent or approval under any such law, code, ordinance, rule, regulation, judgment, decree, injunction, order, governmental permit or license, agreement, indenture or instrument.

          (g)    Financial Reports and Securities Documents; Material Adverse Effect.

              (i)  PPBI's Annual Report on Form 10-K for the year ended December 31, 2011 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2011 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, PPBI's "Securities Documents") with the SEC, as of the date filed or to be filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date; and each of the consolidated statements of financial condition contained in or incorporated by reference into any such Securities Documents (including the related notes and schedules thereto) fairly presents, or will fairly present, the consolidated financial position of PPBI and its Subsidiaries as of its date, and each of the consolidated statements of operations and stockholders' equity and other comprehensive income (loss) and cash flows or equivalent statements in such Securities Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the consolidated results of operations, changes in stockholders' equity and other comprehensive income (loss) and cash flows, as the case may be, of PPBI and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein.

             (ii)  Since June 30, 2012, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to PPBI.

          (h)    Legal Proceedings.    No litigation, arbitration, claim or other proceeding before any court or governmental agency is pending against PPBI or its Subsidiaries and, to PPBI's knowledge, no such litigation, arbitration, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, arbitration, claim or other proceeding in any such case that, individually or in the aggregate, has or could be reasonably expected to have a Material Adverse Effect with respect to PPBI. Neither PPBI nor any of its Subsidiaries nor any of their respective properties is a party to or subject to any order, judgment, decree or regulatory restrictions that, individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect with respect to PPBI.

          (i)    No Brokers.    No action has been taken by PPBI or its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the Transaction, other than a fee payable by PPBI to D.A Davidson & Co.

          (j)    Regulatory Matters.

              (i)  Neither PPBI nor any of its Subsidiaries nor any of any of their respective properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, nor has PPBI or any of its Subsidiaries adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority. PPBI and its Subsidiaries have paid all assessments made or imposed by any Governmental Authority.

             (ii)  Neither PPBI nor any its Subsidiaries has been advised by, and does not have any knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

            (iii)  PPBI and Pacific Premier are "well-capitalized" (as that term is defined at 12 CFR §225.2(r) or the relevant regulation of its primary federal bank regulator) and the rating of Pacific Premier under the Community Reinvestment Act of 1997 ("CRA") is no less than "satisfactory." Neither PPBI nor Pacific Premier has received any notification from a Governmental Authority that their status as "well-capitalized" or "satisfactory" for CRA purposes will change within one year, nor does PPBI have knowledge of any conditions or circumstances that would result in a CRA rating of less than "satisfactory" or material criticism from regulators with respect to discriminatory lending practices.

            (iv)  PPBI has sufficient capital and liquidity to complete the Merger and fund the cash portion of the Merger Consideration.

          (k)    Compliance With Laws.    Each of PPBI and its Subsidiaries:

              (i)  is in material compliance with all applicable federal, state, local and foreign statutes, laws, codes, regulations, ordinances, rules, judgments, injunctions, orders, decrees or policies and/or guidelines of a Governmental Authority applicable thereto or to the employees conducting such businesses, including, without limitation, Section 23A and 23B of the Federal Reserve Act and FRB regulations pursuant thereto, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA PATRIOT Act, all other applicable fair lending laws and other laws relating to discriminatory business practices and Environmental Laws and all posted and internal policies of PPBI and its Subsidiaries related to customer data, privacy and security;

             (ii)  has all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to PPBI's knowledge, no suspension or cancellation of any of them is threatened; and

            (iii)  has received no notification or communication from any Governmental Authority (A) asserting that PPBI or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to PPBI's knowledge, do any grounds for any of the foregoing exist).

          (l)    Ownership of FAB Common Stock.    None of PPBI or any of its Subsidiaries, or to PPBI's knowledge, any of its other affiliates or associates (as such terms are defined under the Exchange Act), owns beneficially or of record, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of FAB Common Stock (other than shares held in a fiduciary capacity that are beneficially owned by third parties or as a result of debts previously contracted).

          (m)    Financial Ability.    On the Effective Date and through the date of payment of the Merger Consideration by PPBI, PPBI or Pacific Premier will have all funds necessary to consummate the Merger and pay the Merger Consideration to holders of FAB Common Stock pursuant to Sections 3.01 and 3.03 hereof.

          (n)    Disclosure.    The representations and warranties contained in this Section 5.04, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.04 not misleading.

 ARTICLE VI

COVENANTS

        6.01    Reasonable Best Efforts.     Subject to the terms and conditions of this Agreement, each of FAB, PPBI and Pacific Premier agrees to use its reasonable best efforts in good faith, and in the case of PPBI, to cause its Subsidiaries to use their reasonable best efforts in good faith, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Transaction as promptly as practicable and otherwise to enable consummation of the Transaction, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other party hereto to that end.

        6.02    Stockholder Approval.     FAB agrees to take, in accordance with applicable law and the FAB Articles and the FAB Bylaws, all action necessary to convene as soon as reasonably practicable a special meeting of its stockholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by FAB's stockholders for consummation of the Transaction (including any adjournment or postponement, the "FAB Meeting"). Except with the prior approval of PPBI, no other matters shall be submitted for the approval of the FAB stockholders at the FAB Meeting. The FAB Board shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its stockholders and shall not (x) withdraw, modify or qualify in any manner adverse to PPBI such recommendation or (y) take any other action or make any other public statement in connection with the FAB Meeting inconsistent with such recommendation. FAB shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

        6.03    Registration Statement.

          (a)   PPBI agrees to prepare a registration statement on Form S-4 or other applicable form (the "Registration Statement") to be filed by PPBI with the SEC in connection with the issuance of the shares of PPBI Common Stock to the FAB stockholders as part of the Merger Consideration in the Merger (including the proxy statement for the FAB Meeting and prospectus and other proxy solicitation materials of FAB constituting a part thereof (the "Proxy Statement") and all related documents). FAB shall prepare and furnish such information relating to it and its directors, officers and stockholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and FAB, and its legal, financial and accounting advisors, shall have the right to review in advance such Registration Statement prior to its filing. FAB agrees to cooperate with PPBI and PPBI's counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Proxy Statement. Provided that FAB has cooperated as described above, PPBI shall use its best efforts to file, or cause to be filed, the Registration Statement with the SEC within thirty (30) days of the date of this Agreement. Each of FAB and PPBI agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. PPBI also agrees to use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, FAB shall promptly mail at its expense the Proxy Statement to all of its stockholders.

          (b)   Each of FAB and PPBI agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to stockholders and at the time of the FAB Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of FAB and PPBI further agrees that if such party shall become aware prior to the Effective Date of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement.

          (c)   PPBI agrees to advise FAB, promptly after PPBI receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of PPBI Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent PPBI is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

        6.04    Regulatory Filings.

          (a)   Each of PPBI, Pacific Premier and FAB shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the Transaction; and PPBI shall use its best efforts to make any initial application filings with Governmental Authorities within thirty (30) days of the date of this Agreement. Each of PPBI and FAB shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any third party or any Governmental Authority in connection with the Transaction, provided that PPBI shall not be required to provide FAB with confidential portions of any filing with a Governmental Authority. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all permits, consents, approvals, waivers and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transaction, and each party shall keep the other parties apprised of the status of material matters relating to completion of the Transaction.

          (b)   Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their Subsidiaries to any third party or Governmental Authority.

        6.05    Press Releases.     FAB and PPBI shall consult with each other before issuing any press release with respect to the Transaction or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that PPBI may, without the prior consent of FAB (but after such consultation, to the extent practicable under the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of the SEC or Nasdaq. FAB and PPBI shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Transaction as reasonably requested by the other party.

        6.06    Access; Information.

          (a)   FAB agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford PPBI and Pacific Premier's officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), systems, properties, personnel and advisors of FAB and to such other information relating to FAB as PPBI may reasonably request and, during such period, it shall furnish promptly to PPBI (i) a copy of each report, schedule, registration statement and other document filed or received during such period pursuant to the requirements of federal or state banking, lending, consumer finance or privacy laws and (ii) all other information concerning the business, properties and personnel of FAB as PPBI may reasonably request.

          (b)   During the period from the date of this Agreement to the Effective Time, FAB shall, upon the request of PPBI, cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of PPBI regarding its financial condition, operations and business and matters relating to the completion of the Transaction. As soon as reasonably available, but in no event more than 15 days after the end of each calendar quarter ending after the date of this Agreement (other than the last quarter of each fiscal year ending December 31), FAB will deliver to PPBI its balance sheet and statements of income and changes in stockholders' equity, without related notes, for such quarter prepared in accordance with GAAP and, as soon as reasonably available, but in no event more than 30 days after the end of each fiscal year, FAB will deliver to PPBI its balance sheet and statements of income, stockholders' equity and cash flows for such year prepared in accordance with GAAP. Within seven (7) days after the end of each month, FAB will deliver to PPBI a balance sheet and statement of income, without related notes, for such month prepared in accordance with GAAP.

          (c)   All information furnished pursuant to this Section 6.06 shall be subject to the provisions of the Confidentiality Agreement, dated as of August 10, 2012 between PPBI and SAMCO Capital Markets on behalf of FAB (the "Confidentiality Agreement").

          (d)   No investigation by any of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein.

          (e)   FAB shall allow a representative of PPBI to attend as an observer (telephonically or in person) all FAB Board and FAB Board committee meetings, except that no PPBI representative will be entitled to attend any meeting in which the FAB Board considers the Merger. FAB shall give reasonable notice to PPBI of any such meeting and, if known, the agenda for or business to be discussed at such meeting. FAB shall also provide to PPBI all written agendas and meeting or written consent materials provided to the directors of FAB in connection with FAB Board and committee meetings. All information obtained by PPBI at these meetings shall be treated in confidence as provided in this Section 6.06.

        6.07    Acquisition Proposals.

          (a)   FAB agrees that it shall, and shall direct and use its reasonable best efforts to cause its affiliates, directors, officers, employees, agents and representatives (including, without limitation, any investment banker, financial advisor, attorney, accountant or other representative retained by it) (all of the foregoing, collectively, "Representatives") to, immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal (as defined below), and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal, including by requesting the other party to promptly return or destroy any confidential information previously furnished by or on behalf of FAB thereunder and by specifically enforcing the terms thereof in a court of competent jurisdiction. From the date of this Agreement through the Effective Time, FAB shall not, and shall cause its directors, officers or employees or any Representative retained by it not to, directly or indirectly through another Person, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal or offer that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) provide any confidential information or data to any Person relating to any Acquisition Proposal, (iii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iv) waive, terminate, modify or fail to enforce any provision of any contractual "standstill" or similar obligations of any Person other than PPBI or its Affiliates, (v) approve or recommend, propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or propose to do any of the foregoing, or (vi) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal. For purposes of this Agreement, the term "Acquisition Proposal" means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any Person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes 10% or more of the total revenues, net income, assets or deposits of FAB, (x) direct or indirect acquisition or purchase of any class of Equity Securities representing 10% or more of the voting power of FAB, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of Equity Securities of FAB or (z) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving FAB, other than the Transaction contemplated by this Agreement.

          (b)   In addition to the obligations of FAB set forth in Section 6.07(a), FAB shall promptly (within 24 hours) advise PPBI orally and in writing of its receipt of any Acquisition Proposal (or any inquiry which could lead to an Acquisition Proposal) and keep PPBI informed, on a current basis, of the continuing status thereof, including the terms and conditions thereof and any changes thereto, and shall contemporaneously provide to PPBI all materials provided to or made available to any third party pursuant to this Section 6.07 which were not previously provided to PPBI.

          (c)   FAB agrees that any violation of the restrictions set forth in this Section 6.07 by any Representative of FAB shall be deemed a breach of this Section 6.07 by FAB.

          (d)   The parties hereto agree that irreparable damage would occur in the event any of the restrictions set forth in Section 6.07(a) were violated by FAB or any Representative of FAB. It is accordingly agreed that PPBI shall be entitled to an injunction or injunctions to prevent breaches of Section 6.07 and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which PPBI is entitled at law or in equity. In the event attorneys' fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, PPBI shall be entitled to recover reasonable attorneys' fees and costs incurred therein.

        6.08    Certain Policies.     Prior to the Effective Date, upon the request of PPBI, FAB shall, consistent with GAAP and applicable banking laws and regulations, use its reasonable best efforts to modify or change its Loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of PPBI; provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Section 7.01(b); and further provided that in any event, no such modification or change made by FAB pursuant to this Section 6.08 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of FAB or its management with any such adjustments.

        6.09    Nasdaq Listing.     PPBI shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use its reasonable best efforts to list, prior to the Effective Date, on the Nasdaq the shares of PPBI Common Stock to be issued to the FAB stockholders as part of the Merger Consideration in connection with the Merger.

        6.10    Indemnification.

          (a)   From and after the Effective Time through the sixth anniversary of the Effective Time, PPBI (the "Indemnifying Party") shall indemnify and hold harmless each present and former director, officer and employee of FAB, determined as of the Effective Time (the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of FAB or is or was serving at the request of FAB as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, matters related to the negotiation, execution and performance of this Agreement or consummation of the Transaction, to the fullest extent which such Indemnified Parties would be entitled under the FAB Articles and the FAB Bylaws or any agreement, arrangement or understanding which has been set forth in Section 6.10 of FAB's Disclosure Schedule, in each case as in effect on the date hereof.

          (b)   Any Indemnified Party wishing to claim indemnification under this Section 6.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties that make joint representation inappropriate, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless the Indemnified Parties have conflicts of interest), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) neither the Indemnified Party nor the Indemnifying Party shall be liable for any settlement effected without its prior written consent, which shall not be unreasonably withheld, and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

          (c)   PPBI shall maintain FAB's existing directors' and officers' liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by FAB's existing policy, including PPBI's existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of three (3) years after the Effective Time; provided, however, that in no event shall PPBI be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 6.10(c), an amount in excess of 150% of the annual premiums paid by FAB as of the date hereof for such insurance ("Maximum Insurance Amount"); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, PPBI shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

          (d)   If PPBI or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of PPBI shall assume the obligations set forth in this Section 6.10.

        6.11    Benefit Plans.

          (a)   As soon as administratively practicable after the Effective Time, PPBI shall take all reasonable action so that employees of FAB shall be entitled to participate in each employee benefit plan, program or arrangement of PPBI and Pacific Premier of general applicability (the "PPBI Benefit Plans") to the same extent as similarly-situated employees of PPBI and its Subsidiaries (it being understood that inclusion of the employees of FAB in the PPBI Benefit Plans may occur at different times with respect to different plans), provided that coverage shall be continued under the corresponding Benefit Plans of FAB until such employees are permitted to participate in the PPBI Benefit Plans and provided further, however, that nothing contained herein shall require PPBI or any of its Subsidiaries to make any grants to any former employee of FAB under any discretionary equity compensation plan of PPBI. PPBI shall cause each PPBI Benefit Plan in which employees of FAB are eligible to participate to recognize, for purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes (but not for accrual of pension benefits) under the PPBI Benefit Plans, the service of such employees with FAB to the same extent as such service was credited for such purpose by FAB, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Nothing herein shall limit the ability of PPBI to amend or terminate any of FAB's Benefit Plans in accordance with their terms at any time.

          (b)   At and following the Effective Time, PPBI shall honor, and the Surviving Bank shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of FAB and current and former directors of FAB existing as of the Effective Date, as well as all bonus deferred compensation or other existing plans and policies of FAB to the extent that each of the foregoing are Previously Disclosed. The severance or termination payments which are payable pursuant to such agreements, plans or policies of FAB (which have been quantified in reasonable detail) have been Previously Disclosed.

          (c)   At such time as employees of FAB become eligible to participate in a medical, dental or health plan of PPBI or its Subsidiaries, PPBI shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions covered under the applicable medical, health or dental plans of PPBI, (ii) provide full credit under such plans for any deductibles, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous Plan prior to the Effective Time.

          (d)   Each of FAB, PPBI and Pacific Premier acknowledges and agrees that all provisions contained within this Section 6.11 with respect to Employees are included for the sole benefit of FAB and PPBI and shall not create any right (i) in any other Person, including, Benefit Plans or any beneficiary thereof or (ii) to continued employment with FAB, PPBI or any of its Subsidiaries.

        6.12    Appointment of Directors.     PPBI agrees to take all action necessary to appoint or elect, effective as of the Effective Time, Senator John Carona, a director of FAB, as a director of PPBI and Pacific Premier. To the extent Senator Carona is unable to serve on the PPBI Board and/or the Pacific Premier Board, PPBI shall appoint or elect Michael Kowalski as a director of PPBI and/or Pacific Premier. Such person shall serve until the first annual meeting of stockholders of PPBI following the Effective Time and until his successor is elected and qualified. Subject to the fiduciary duties of the PPBI Board, PPBI shall include such individual on the list of nominees for director presented by the PPBI Board and for which the PPBI Board shall solicit proxies at the first annual meeting of stockholders of PPBI following the Effective Time.

        6.13    Intentionally Omitted.

        6.14    Depository Services Agreement.     No later than the Effective Time, the Depository Services Agreement between FAB and Associations, Inc., dated October 1, 2011 (the "Depository Agreement") shall be amended in the form which is set forth as Annex E hereto.

        6.15    Notification of Certain Matters.     Each of FAB, PPBI and Pacific Premier shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

        6.16    Estoppel Letters.     FAB shall use its commercially reasonable efforts to obtain and deliver to PPBI at the Closing with respect to the real estate leased by FAB, an estoppel letter dated as of the Closing in the form of Annex D from its lessor.

        6.17    Antitakeover Statutes.     Each of PPBI and FAB and their respective Boards of Directors shall, if any state antitakeover statute or similar statute becomes applicable to this Agreement and the Transaction, take all action reasonably necessary to ensure that the Transaction may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement and the Transaction.

        6.18    Tax Matters

          (a)    Tax Periods Ending on or Before the Closing Date.    FAB will prepare or cause to be prepared and will file or cause to be filed all Tax Returns for FAB that are due after the Closing Date that relate to the period from January 1, 2012 through the Closing Date. FAB will provide a copy of such Tax Returns to PPBI for its review and comment at least thirty (30) days prior to the date for filing such Tax Returns.

          (b)    Tax Periods Beginning Before and Ending After the Closing Date.    PPBI will prepare or cause to be prepared and will file or cause to be filed any Tax Returns of FAB for Tax periods that begin before the Closing Date and end after the Closing Date. PPBI will provide a copy of such Tax Returns to Michael A. Kowalski on behalf of FAB at least fifteen (15) days prior to the date for filing such Tax Returns.

          (c)    Cooperation on Tax Matters.    PPBI and FAB will cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section and any proceeding with respect to Taxes. Such cooperation will include the retention and (upon another party's request) the provision of records and information that are reasonably relevant to any such proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. PPBI agrees to (i) retain all FAB books and records provided to PPBI or Pacific Premier on or prior to the Closing Date with respect to FAB Tax matters relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by any party hereto, any extensions thereof) of the respective Tax periods, and to abide by all record retention agreements entered into with any Tax authority, and (ii) give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records. PPBI further agrees, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other person as may be necessary to mitigate, reduce or eliminate any Tax on FAB or the stockholders of FAB that could be imposed (including with respect to the Merger contemplated under this Agreement).

          (d)    Conduct of Audits and Other Procedural Matters.    Notwithstanding anything to the contrary in this Agreement, PPBI will, at its own expense, control any audit or examination by any Governmental Authority, and have the exclusive right to initiate any claim for refund or amended return, and contest, resolve and defend against any assessment, notice of deficiency or other adjustment or proposed adjustment of Taxes ("Tax Proceedings") for any taxable period without regard for which party is charged with payment responsibility under this Agreement.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

        7.01    Conditions to Each Party's Obligation to Effect the Merger.     The respective obligation of each of the parties hereto to consummate the Merger is subject to the fulfillment or, to the extent permitted by applicable law, written waiver by the parties hereto prior to the Effective Date of each of the following conditions:

          (a)    Stockholder Approval.    This Agreement shall have been duly approved by the requisite vote of the holders of outstanding shares of FAB Common Stock.

          (b)    Regulatory Approvals.    All regulatory approvals required to consummate the Transaction shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the PPBI Board reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the Transaction to such a degree that PPBI would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

          (c)    No Injunction.    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Transaction.

          (d)    Registration Statement.    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

          (e)    Listing.    The shares of PPBI Common Stock to be issued to the FAB stockholders as part of the Merger Consideration in the Merger shall have been approved for listing on the Nasdaq.

        7.02    Conditions to Obligation of FAB.     The obligation of FAB to consummate the Merger is also subject to the fulfillment or written waiver by FAB prior to the Effective Date of each of the following conditions:

          (a)    Representations and Warranties.    The representations and warranties of PPBI set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and FAB shall have received a certificate, dated the Effective Date, signed on behalf of PPBI by the Chief Executive Officer and the Chief Financial Officer of PPBI to such effect.

          (b)    Performance of Obligations of PPBI.    PPBI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and FAB shall have received a certificate, dated the Effective Date, signed on behalf of PPBI by the Chief Executive Officer and the Chief Financial Officer of PPBI to such effect.

          (c)    Other Actions.    PPBI shall have furnished FAB with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 7.01 and 7.02 as FAB may reasonably request.

        7.03    Conditions to Obligation of PPBI.     The obligation of PPBI and Pacific Premier to consummate the Merger is also subject to the fulfillment or written waiver by PPBI and Pacific Premier prior to the Effective Date of each of the following conditions:

          (a)    Representations and Warranties.    The representations and warranties of FAB set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and PPBI shall have received a certificate, dated the Effective Date, signed on behalf of FAB by the Chief Executive Officer and the Chief Operating Officer of FAB to such effect.

          (b)    Performance of Obligations of FAB.    FAB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and PPBI shall have received a certificate, dated the Effective Date, signed on behalf of FAB by the Chief Executive Officer and the Chief Operating Officer of FAB to such effect.

          (c)    Dissenting Shares.    Dissenting Shares shall not represent 10% or more of the outstanding shares of FAB Common Stock.

          (d)    Depository Agreement.    The Depository Agreement shall have been amended as required by Section 6.14.

          (e)    Employment Agreements.    The employment agreements entered into between each of Michael A. Kowalski, Greg Smith and Cathleen Ann Coltrell and Pacific Premier on October 15, 2012 (the "Employment Agreements") shall not have been terminated and shall remain in full force and effect.

          (f)    Minimum Deposits.    As of the Closing Date, the average of FAB's total deposits (including sweep repo accounts), commencing June 1, 2012 and ending on the month-end prior to the Closing Date, shall not be less than $313,360,617.90.

          (g)    Minimum Tier 1 Capital.    As of the Closing Date, FAB shall have Tier 1 Capital (as defined by federal banking regulations) of not less than $36,786,292.65.

          (h)    Other Actions.    FAB shall have furnished PPBI with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 7.01 and 7.03 as PPBI may reasonably request.

ARTICLE VIII

TERMINATION

        8.01    Termination.     This Agreement may be terminated, and the Transaction may be abandoned, at any time prior to the Effective Time:

          (a)    Mutual Consent.    By the mutual consent in writing of PPBI, Pacific Premier and FAB.

          (b)    Breach.    Provided that the terminating party is not then in material breach of any representation, warranty, covenant or agreement contained herein, by PPBI and Pacific Premier on the one hand or FAB on the other hand, in the event of a breach by the other party or parties of any representation, warranty, covenant or agreement contained herein, which breach (i) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach and (ii) would entitle the non-breaching party or parties not to consummate the Transaction contemplated hereby under Section 7.02(a) or (b) or 7.03(a) or (b), as the case may be.

          (c)    Delay.    By PPBI and Pacific Premier on the one hand or FAB on the other hand, in the event that the Merger is not consummated by March 31, 2013, except to the extent that the failure of the Merger then to be consummated by such date shall be due to (i) the failure of the party seeking to terminate pursuant to this Section 8.01(c) to perform or observe the covenants and agreements of such party or parties set forth in this Agreement or (ii) the failure of any of the Stockholders (if FAB is the party seeking to terminate) to perform or observe their respective covenants and agreements under the relevant Shareholder Agreement.

          (d)    No Regulatory Approval.    By PPBI and Pacific Premier on the one hand or FAB on the other hand in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority, provided, however, that no party or parties shall have the right to terminate this Agreement pursuant to this Section 8.01(d) if such denial shall be due to the failure of the party or parties seeking to terminate this Agreement to perform or observe the covenants of such party or parties set forth herein.

          (e)    No FAB Stockholder Approval.    By PPBI and Pacific Premier, if the approval of the stockholders of FAB contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the FAB Meeting or at any adjournment or postponement thereof.

        8.02    Effect of Termination and Abandonment.     In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except that (i) this Section 8.02, Section 6.06(c) and Article IX shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary, neither PPBI and Pacific Premier on the one hand nor FAB on the other hand shall be relieved or released from any liabilities or damages arising out of its fraud or willful breach of any provision of this Agreement.

 ARTICLE IX

MISCELLANEOUS

        9.01    Survival.     No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than agreements or covenants contained herein that by their express terms are to be performed after the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.06(c), 8.02 and this Article IX, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party hereto or any of its affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any stockholder or former stockholder.

        9.02    Waiver; Amendment.     Prior to the Effective Time, any provision of this Agreement may be (i) waived, by the party benefited by the provision or (ii) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after the receipt of sufficient written consents that constitute FAB stockholder approval, no amendment shall be made which by law requires further approval by the stockholders of FAB without obtaining such approval.

        9.03    Counterparts.     This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

        9.04    Governing Law.     This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware applicable to contracts made and to be performed entirely within such State.

        9.05    Expenses.     Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby (the "Deal Expenses"), provided that FAB's Deal Expenses shall not exceed $3,900,000 and PPBI shall pay at Closing FAB's expenses relating to legal, accounting, advisory (including the fee payable to SAMCO Capital Markets, Inc.), data processing termination (which for purposes of this Section 9.05 of the Agreement is assumed to amount to $900,000) and employee and FAB Board member non-compete-related matters in an amount which, together with any Deal Expenses paid by FAB prior to the Closing, shall not exceed $3,900,000, and provided further that nothing contained herein shall limit either party's rights to recover any liabilities or damages arising out of the other party's fraud or willful breach of any provision of this Agreement. To the extent that FAB's aggregate Deal Expenses (whether paid by FAB prior to Closing or by PPBI at Closing) exceed $3,900,000, any excess shall reduce the Per Share Cash Consideration by the quotient of (i) such excess divided by (ii) the total number of shares of issued and outstanding FAB Common Stock.

        9.06    Notices.     All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) or delivered by an overnight courier (with confirmation) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

  If to FAB to:

    First Associations Bank
    12001 N. Central Expressway
    Suite 1165
    Dallas, Texas 75243
    Attention: Michael Kowalski, Chairman,
                       President and Chief Executive Officer
    Fax: (972) 701-1155

  With a copy to:

    Haynie, Rake & Repass, P.C.
    14643 Dallas Parkway
    Suite 550
    Dallas, Texas 75254
    Attention: Mark Haynie, Esq.
    Fax: (972) 716-1850

  If to PPBI to:

    Pacific Premier Bancorp
    1600 Sunflower Avenue
    Second Floor
    Costa Mesa, California 92626
    Attention: Steven R. Gardner, President and
                       Chief Executive Officer
    Fax: (714) 433-3085

  With a copy to:

    Patton Boggs LLP
    2550 M Street, N.W.
    Washington, D.C. 20037
    Attention: Norman B. Antin, Esq.
                       Jeffrey D. Haas, Esq.
    Fax: (202) 457-6315

        9.07    Entire Understanding; No Third Party Beneficiaries.     This Agreement, the Shareholder Agreements, the Employment Agreements and the Confidentiality Agreement represent the entire understanding of the parties hereto and thereto with reference to the Transaction, and this Agreement, the Shareholder Agreements, the Employment Agreements and the Confidentiality Agreement supersede any and all other oral or written agreements heretofore made. Except for the Indemnified Parties' right to enforce PPBI's obligation under Section 6.10, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        9.08    Severability.     Except to the extent that application of this Section 9.08 would have a Material Adverse Effect on FAB or PPBI, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

        9.09    Enforcement of the Agreement.     The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event attorneys' fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover reasonable attorneys' fees and costs incurred therein.

        9.10    Interpretation.     When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Whenever the words "as of the date hereof" are used in this Agreement, they shall be deemed to mean the day and year first above written.

        9.11    Assignment.     No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

        9.12    Alternative Structure.     Notwithstanding any provision of this Agreement to the contrary, PPBI may at any time modify the structure of the acquisition of FAB set forth herein, provided that (i) the Merger Consideration to be paid to the holders of FAB Common Stock is not thereby changed in kind or reduced in amount as a result of such modification, (ii) such modifications will not adversely affect the tax treatment to FAB's stockholders as a result of receiving the Merger Consideration, (iii) such modification will not materially jeopardize receipt of any required approvals of Governmental Authorities or delay consummation of the transactions contemplated by this Agreement and (iv) such modification will not otherwise adversely affect the holders of FAB Common Stock.

[Signature Page to Follow]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

PACIFIC PREMIER BANCORP, INC.
By:	/s/ STEVEN R. GARDNER
	Name:	Steven R. Gardner
	Title:	President and Chief Executive Officer
PACIFIC PREMIER BANK
By:	/s/ STEVEN R. GARDNER
	Name:	Steven R. Gardner
	Title:	President and Chief Executive Officer
FIRST ASSOCIATIONS BANK
By:	/s/ MICHAEL A. KOWALSKI
	Name:	Michael A. Kowalski
	Title:	Chairman, President and Chief Executive Officer

ANNEX A

SHAREHOLDER AGREEMENT

        SHAREHOLDER AGREEMENT (the "Agreement"), dated as of                        , 2012, among                               , a shareholder ("Shareholder") of First Associations Bank, a Texas bank ("FAB"), Pacific Premier Bancorp, Inc., a Delaware corporation ("PPBI"), and, solely for purposes of the last sentence of Section 8, FAB. All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (defined below).

        WHEREAS, FAB, PPBI and Pacific Premier Bank, PPBI's wholly-owned bank subsidiary ("Pacific Premier") are entering into an Agreement and Plan of Reorganization, dated as of the date hereof (the "Merger Agreement"), pursuant to which FAB will be acquired by Pacific Premier on the terms and conditions set forth therein (the "Merger") and, in connection therewith, outstanding shares of FAB Common Stock will be converted into shares of PPBI Common Stock and/or cash in the manner set forth therein; and

        WHEREAS, Shareholder owns the shares of FAB Common Stock identified on Exhibit I hereto (such shares, together with all shares of FAB Common Stock subsequently acquired by Shareholder during the term of this Agreement, being referred to as the "Shares"); and

        WHEREAS, in order to induce PPBI and Pacific Premier to enter into the Merger Agreement, Shareholder, solely in such Shareholder's capacity as a shareholder of FAB and not in any other capacity, has agreed to enter into and perform this Agreement.

        NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

        1.    Agreement to Vote Shares.     Shareholder agrees while this Agreement is in effect, that at any meeting of the shareholders of FAB, or in connection with any written consent of the shareholders of FAB, Shareholder shall:

          (a)   appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

          (b)   vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all the Shares (whether acquired heretofore or hereafter) that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the right to vote or direct the voting, (x) in favor of adoption and approval of the Merger, the Merger Agreement and the transactions contemplated thereby; (y) against any action or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of FAB contained in the Merger Agreement or of Shareholder contained in this Agreement; and (z) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the Merger or the performance by Shareholder of his, her or its obligations under this Agreement.

        2.    Transfer of Shares.

          (a)    Prohibition on Transfers of Shares; Other Actions.    Shareholder hereby agrees that while this Agreement is in effect, Shareholder shall not, (i) sell, transfer, pledge, encumber, distribute by gift or donation, or otherwise dispose of any of the Shares (or any securities convertible into or exercisable or exchangeable for Shares) or any interest therein, whether by actual disposition, physical settlement or effective economic disposition through hedging transactions, derivative instruments or other means, (ii) enter into any agreement, arrangement or understanding with any

A-A-1

  Person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with Shareholder's representations, warranties, covenants and obligations under this Agreement, or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect, in any material respect, Shareholder's power, authority and ability to comply with and perform his, her or its covenants and obligations under this Agreement.

          (b)    Transfer of Voting Rights.    Shareholder hereby agrees that Shareholder shall not deposit any Shares in a voting trust, grant any proxy or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares.

        3.    Representations and Warranties of Shareholder.     Shareholder represents and warrants to and agrees with PPBI and Pacific Premier as follows:

          (a)    Capacity.    Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

          (b)    Binding Agreement.    This Agreement has been duly executed and delivered by Shareholder and constitutes the valid and legally binding obligation of Shareholder, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (c)    Non-Contravention.    The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

          (d)    Ownership.    Shareholder's Shares are, and through the term of this Agreement will be, owned beneficially and of record solely by Shareholder, except as otherwise disclosed on Exhibit I hereto. Shareholder has good and indefeasible title to the Shares, free and clear of any lien, pledge, mortgage, security interest or other encumbrance, except as otherwise disclosed on Exhibit I hereto. As of the date hereof, the Shares identified on Exhibit I hereto constitute all of the shares of FAB Common Stock owned beneficially or of record by Shareholder. Shareholder has and will have at all times during the term of this Agreement (i) sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, (ii) sole power of disposition and (iii) sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares owned by Shareholder on the date of this Agreement and all of the Shares hereafter acquired by Shareholder and owned beneficially or of record by him, her or it during the term of this Agreement. For purposes of this Agreement, the term "beneficial ownership" shall be interpreted in accordance with Rule 13d-3 under the Exchange Act, provided that a Person shall be deemed to beneficially own any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time within 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

          (e)    Consents and Approvals.    The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations under this Agreement and the consummation by him, her or it of the transactions contemplated hereby will not, require

A-A-2

  Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

          (f)    Absence of Litigation.    There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his, her or its affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

        4.    No Solicitation.     Shareholder hereby agrees that during the term of this Agreement he, she or it shall not, and shall not permit any investment banker, financial advisor, attorney, accountant or other representative retained by him, her or it to, directly or indirectly, (a) take any of the actions specified in clauses (i)-(vi) of Section 6.07(a) of the Merger Agreement, (b) agree to release, or release, any Person from any obligation under any existing standstill agreement or arrangement relating to FAB, or (c) participate in, directly or indirectly, a "solicitation" of "proxies" (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of FAB Common Stock in connection with any vote or other action on any matter of a type described in Section 1(b), other than to recommend that shareholders of FAB vote in favor of the adoption and approval of the Merger Agreement and the Merger and as otherwise expressly permitted by this Agreement. Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than PPBI with respect to any possible Acquisition Proposal and will take all necessary steps to inform any investment banker, financial advisor, attorney, accountant or other representative retained by him, her or it of the obligations undertaken by Shareholder pursuant to this Section 4. Nothing contained in this Section 4 shall prevent a Shareholder who is an officer or a member of the FAB Board from discharging his or her fiduciary duties solely in his or her capacity as such an officer or director.

        5.    Notice of Acquisitions; Proposals Regarding Prohibited Transactions.     Shareholder hereby agrees to notify PPBI promptly (and in any event within two (2) Business Days) in writing of the number of any additional shares of FAB Common Stock or other securities of FAB of which Shareholder acquires beneficial or record ownership on or after the date hereof. Shareholder will comply with the provisions of Section 6.07(b) of the Merger Agreement as if he, she or it were FAB.

        [6.    Non-Competition and Non-Solicitation.

          (a)   PPBI shall pay to the Shareholder $            by wire transfer of immediately available funds on the Closing Date (the "Non-Compete Payment"). In consideration of the payment of the Non-Compete Payment, the Shareholder agrees that for a period of two (2) years following the Closing Date [(one year following the Closing Date with respect to only Section 6(a)(i) below and only with respect to a Competitive Business that operates within Dallas County, Texas and which does not accept deposits or engage in business with home owners' associations located anywhere in the United States)], the Shareholder will not, directly or indirectly, either as principal, manager, agent, consultant, advisor, independent contractor, officer, stockholder, partner, investor, lender or employee or in any other similar capacity:

              (i)  establish, acquire, engage in, operate, manage, own, advise, control or in any way participate, be employed by or otherwise engage in any Competitive Business (as defined below) or have any financial interest (including, without limitation, any interest in the voting or nonvoting equity or debt securities, partnership interests or similar securities, or warrants or options thereon) in any Person that engages in any Competitive Business, provided that the Shareholder may acquire less than 5% of the equity of any Person so long as (A) the securities so acquired are either listed on a national securities exchange, the Nasdaq or, on an over the counter security that is quoted on the OTC Bulletin Board, if not so listed, the

A-A-3

    Shareholder obtains prior approval for such acquisition from PPBI (which prior approval will not be unreasonably withheld) and (B) such acquisition is and remains solely for investment purposes; or

             (ii)  (a) solicit (other than general solicitations through newspapers or other media of general circulation not targeted at such employees) any employees of FAB prior to the Closing ("FAB Employees") or (b) hire any FAB Employees regardless of any solicitation activities during the period such Person is an employee of PPBI, Pacific Premier or any of their Affiliates and for three (3) months after such Person's employment with PPBI, Pacific Premier or any of their Affiliates ends; or

            (iii)  (A) induce, persuade, encourage or influence or attempt to induce, persuade, encourage or influence any Person having a business relationship with PPBI, Pacific Premier or any of their Affiliates, to discontinue, reduce or restrict such relationship or (B) solicit or target the deposits, loans or other products and services from or to Persons who where depositors, borrowers or customers of FAB on the date of this Agreement, and/or as of the Closing Date, whether by personal contact, by telephone, by facsimile, by mail or other form of solicitation or communication, or in any other way except for general solicitations that are directed to the general public and not directed specifically to Persons who were depositors, borrowers or customers of FAB on the date of this Agreement, or as of the Closing Date.

          For purposes of this Agreement, the term "Competitive Business" shall mean the business or operations of a bank, credit union, industrial bank, any other financial institution, bank holding company or savings and loan holding company either (i) operating within Dallas County, Texas or (ii) accepting deposits or engaging in business with home owners' associations located anywhere in the United States.

          (b)   The Shareholder acknowledges and agrees that the business conducted by FAB is highly competitive and that the covenants made by the Shareholder in this Section 6 are made as a necessary inducement for PPBI and Pacific Premier to enter into the Merger Agreement and to consummate the transactions contemplated thereby. It is the desire and intent of the parties to this Agreement that the provisions of this Section 6 shall be enforced to the fullest extent permissible under the Laws and public policies of each jurisdiction in which enforcement is sought. It is expressly understood and agreed that although the Shareholder and PPBI each consider the restrictions contained in this Section 6 to be reasonable, if a final determination is made by a court of competent jurisdiction or an arbitrator that the time or territory or any other restriction contained in this Section 6 is unenforceable against any party, the provisions of this Section 6 shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable.

          (c)   The Shareholder acknowledges and agrees that the provisions of this Agreement are necessary to protect PPBI's legitimate business interests and to protect the value of PPBI's acquisition of FAB. The Shareholder warrants that these provisions will not unreasonably interfere with his or her ability to earn a living or to pursue his or her occupation and the Shareholder has the means to support himself or herself and his or her dependents other than by engaging in the Competing Business and the provisions of this Section 6 will not impair such ability in any manner whatsoever.

          (d)   The Shareholder will not, at any time during the two-year period referred to in Subsection 6(a) of this Agreement, disparage PPBI, Pacific Premier or any of its Affiliates, or the business conducted by PPBI and Pacific Premier or any of their Affiliates, or any stockholder, member, director, manager, officer, employee or agent of PPBI, Pacific Premier or any of their Affiliates.] [Section 6 is only applicable and will only be included in agreements with the Outside and Advisory Directors.]

A-A-4

        7.    Specific Performance and Remedies.     Shareholder acknowledges that it will be impossible to measure in money the damage to PPBI if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, PPBI will not have an adequate remedy at law. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that PPBI may have an adequate remedy at law. Shareholder agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with PPBI's seeking or obtaining such equitable relief.

        8.    Term of Agreement; Termination.

          (a)   The term of this Agreement shall commence on the date hereof; provided, however, that the provisions of Section 6 of this Agreement shall only become effective at the Effective Time.

          (b)   This Agreement shall terminate upon the earlier to occur of (i) the date, if any, of termination of the Merger Agreement in accordance with its terms, or (ii) the period which is two (2) years from the Effective Time of the Merger. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

        9.    Stop Transfer Order.     In furtherance of this Agreement, Shareholder hereby authorizes and instructs FAB to enter a stop transfer order with respect to all of Shareholder's Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 8. FAB agrees that it shall comply with such stop transfer instructions.

        10.    Entire Agreement.     This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

        11.    Notices.     All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission and on the next Business Day when sent by a reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        If to PPBI to:

    Pacific Premier Bancorp, Inc.
    1600 Sunflower Avenue, Second Floor
    Costa Mesa, CA 92626
    Attention: Steven R. Gardner, President and Chief Executive Officer
    Fax: (714) 642-9800

        With a copy to:

    Patton Boggs LLP
    2550 M Street, N.W.
    Washington, D.C. 20037
    Attention: Norman B. Antin, Esq.
                       Jeffrey D. Haas, Esq.
    Fax: (202) 457-6315

A-A-5

        If to Shareholder to:

        If to FAB to:

    First Associations Bank
    12001 North Capital Expressway
    Suite 1165
    Dallas, TX 75243
    Attention: Michael A. Kowalski, Chairman, President and Chief Executive Officer
    Fax: (972) 701-1155

        With a copy to:

    Haynie Rake & Repass, P.C.
    14643 Dallas Parkway
    Suite 550
    Dallas, TX 75254
    Attention: Mark Haynie, Esq.
    Fax: (972) 716-1850

        12.    Miscellaneous.

          (a)    Severability.    If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of the provision held invalid or unenforceable and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

          (b)    Capacity.    The covenants contained herein shall apply to Shareholder solely in his or her capacity as a shareholder of FAB, and no covenant contained herein shall apply to Shareholder in his or her capacity as a director, officer or employee of FAB or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of the Shareholder to comply with his or her fiduciary duties as a director, officer or employee of FAB.

          (c)    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

          (d)    Headings.    All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

          (e)    Governing Law; Waiver of Jury Trial.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law. Each of the parties irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any and all rights to trial by jury in connection with any Litigation arising out of or relating to this Agreement or the transactions contemplated hereby.

          (f)    Successors and Assigns; Third Party Beneficiaries.    Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part, by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and

A-A-6

  permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        13.    Attorney's Fees.     The prevailing party or parties in any litigation, arbitration, mediation, bankruptcy, insolvency or other proceeding ("Proceeding") relating to the enforcement or interpretation of this Agreement may recover from the unsuccessful party or parties all reasonable fees and disbursements of counsel (including expert witness and other consultants' fees and costs) relating to or arising out of (a) the Proceeding (whether or not the Proceeding proceeds to judgment), and (b) any post-judgment or post-award proceeding including, without limitation, one to enforce or collect any judgment or award resulting from the Proceeding. All such judgments and awards shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses, and fees and disbursements of counsel.

A-A-7

        IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

PACIFIC PREMIER BANCORP, INC.
By:
	Name:	Steven R. Gardner
	Title:	President and Chief Executive Officer
FIRST ASSOCIATIONS BANK
By:
	Name:	Michael A. Kowalski
	Title:	President and Chief Executive Officer
SHAREHOLDER
(Signature)

A-A-8

 EXHIBIT I

SHAREHOLDER AGREEMENT

Name of Shareholder	Shares of First Associations Bank Common Stock Beneficially Owned

A-A-9

ANNEX B

FORM OF
AGREEMENT AND PLAN OF MERGER

        Agreement and Plan of Merger, dated as of                        , 20    ("Plan of Merger"), by and between First Associations Bank ("FAB") and PPBI Interim Corporation ("Merger Subsidiary").

WITNESSETH:

        WHEREAS, FAB is a Texas-chartered bank having its principal place of business in Dallas, Texas; and

        WHEREAS, Merger Subsidiary is a Texas-chartered corporation and a wholly-owned subsidiary of Pacific Premier Bank ("Pacific Premier Bank"), which has its principal place of business in Costa Mesa, California; and

        WHEREAS, Pacific Premier Bancorp, Inc., a Delaware corporation ("Parent"), Pacific Premier Bank and FAB have entered into an Agreement and Plan of Reorganization, dated as of October     , 2012 (the "Agreement"), pursuant to which Merger Subsidiary will merge with and into FAB, with FAB as the surviving institution (the "Merger"); and

        WHEREAS, the Boards of Directors of FAB and Merger Subsidiary have approved and deemed it advisable to consummate the Merger on the terms and conditions herein provided and subject to approval of their respective stockholders.

        NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

        1.    The Merger.     Subject to the terms and conditions of this Plan of Merger, at the Effective Time (as defined in Section 15 below), Merger Subsidiary shall merge with and into FAB under the laws of the State of Texas. FAB shall be the surviving corporation of the Merger (the "Surviving Corporation") and the separate existence of Merger Subsidiary shall cease.

        2.    Articles of Association and Bylaws.     The Amended Articles of Association of FAB, as amended, and the Bylaws of FAB, as amended, in effect immediately prior to the Effective Time shall be the governing documents of the Surviving Corporation, until altered, amended or repealed in accordance with their terms and applicable law.

        3.    Name; Offices.     The name of the Surviving Corporation shall be "First Associations Bank." The main office of the Surviving Corporation shall be the main office of FAB immediately prior to the Effective Time. All branch offices of FAB which were in lawful operation immediately prior to the Effective Time shall continue to be the branch offices of the Surviving Corporation upon consummation of the Merger, subject to the opening or closing of any offices which may be authorized by FAB and applicable regulatory authorities after the date hereof.

        4.    Directors and Executive Officers.     The directors and executive officers of the Surviving Corporation immediately after the Merger shall be the directors and executive officers of Merger Subsidiary immediately prior to the Merger.

        5.    Effects of the Merger.     At the Effective Time, the effect of the Merger shall be as provided in the Texas Business Organizations Code and the Texas Finance Code. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Merger Subsidiary shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Merger Subsidiary shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

A-B-1

        6.    Effect on Shares of Stock.

          (a)    FAB.    As of the Effective Time, each share of FAB common stock issued and outstanding immediately prior to the Effective Time (other than shares of FAB common stock, the holders of which have perfected their right to dissent under the Texas Business Organizations Code and have not effectively withdrawn or lost such right as of the Effective Time) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive the consideration set forth in Section 3.01 of the Agreement.

          (b)    Merger Subsidiary.    At the Effective Time, by virtue of the Merger and without any action on the part of a holder of shares of Merger Subsidiary's common stock, each share of Merger Subsidiary's common stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation.

        7.    Counterparts.     This Plan of Merger may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

        8.    Governing Law.     This Plan of Merger shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of Texas.

        9.    Amendment.     Subject to applicable law, this Plan of Merger may be amended, modified or supplemented only by written agreement of Merger Subsidiary and FAB at any time prior to the Effective Time, except that after the meeting of FAB's stockholders convened for the purpose of voting upon the Agreement and transactions contemplated thereby, no amendment shall be made which by law requires further approval by the stockholders of FAB without obtaining such approval.

        10.    Waiver.     Any of the terms or conditions of this Plan of Merger may be waived at any time by whichever of the parties hereto is, or the stockholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.

        11.    Assignment.     This Plan of Merger may not be assigned by any party hereto without the prior written consent of the other party.

        12.    Termination.     This Plan of Merger shall terminate upon the termination of the Agreement prior to the Effective Time in accordance with its terms. The Plan of Merger may also be terminated at any time prior to the Effective Time by an instrument executed by FAB and Merger Subsidiary.

        13.    Conditions Precedent.     The obligations of the parties under this Plan of Merger shall be subject to the satisfaction or waiver at or prior to the closing of the Merger of all of the conditions to the Merger set forth herein and in the Agreement.

        14.    Procurement of Approvals.     FAB and Merger Subsidiary shall use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Plan of Merger, subject to and in accordance with the applicable provisions of the Agreement, including without limitation the preparation and submission of such applications or other filings for approval of the Merger to the governmental authorities as may be required by applicable laws and regulations.

        15.    Effectiveness of Merger.     The Merger shall be effective upon the acceptance and filing with the Texas Secretary of State and the Texas Department of Banking of the certificate of merger required to be filed to effect the Merger pursuant to the Texas Business Organizations Code and the Texas Financial Code (the "Effective Time").

        16.    Entire Agreement.     Except as otherwise set forth in this Plan of Merger and the Agreement, the Agreement and this Plan of Merger (including the documents and the instruments referred to herein) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. To the extent of a conflict between the terms of the Agreement and the terms of this Plan of Merger, the terms of the Agreement shall control.

[Signature page follows]

A-B-2

        IN WITNESS WHEREOF, each of Merger Subsidiary and FAB has caused this Plan of Merger to be executed on its behalf by its duly authorized officers.

PPBI INTERIM CORPORATION
By:
	Name:	Steven R. Gardner
	Title:	President and Chief Executive Officer
FIRST ASSOCIATIONS BANK
By:
	Name:	Michael A. Kowalski
	Title:	Chairman, President and Chief Executive Officer

A-B-3

ANNEX C

FORM OF
AGREEMENT AND PLAN OF MERGER
AND LIQUIDATION OF
FIRST ASSOCIATIONS BANK
BY PACIFIC PREMIER BANK

        This Agreement and Plan of Merger and Liquidation ("Agreement") is agreed to this                day of                , 20   , between Pacific Premier Bank, a California-chartered commercial bank ("Pacific Premier Bank"), and First Associations Bank, a Texas-chartered bank ("FAB").

        WHEREAS, Pacific Premier Bank has authorized capital stock of 625,000 shares of common stock, without par value, of which             shares are issued and outstanding and owned of record by Pacific Premier Bancorp, Inc. (the "Company");

        WHEREAS, Pacific Premier Bank owns all of the issued and outstanding capital stock of FAB which consists of [1,000] shares of common stock, par value $[0.01] per share;

        WHEREAS, the Board of Directors of Pacific Premier Bank has approved the merger of FAB with and into Pacific Premier Bank, with Pacific Premier Bank as the surviving institution;

        WHEREAS, Pacific Premier Bank wishes to approve, authorize, and consent to (i) the merger of FAB with and into Pacific Premier Bank pursuant to Section 4881 of the California Financial Code (the "CFC") and Section 203.003 of the Texas Financial Code (the "TFC") and (ii) the voluntary liquidation of FAB in accordance with Section 332 of the Internal Revenue Code of 1986, as amended ("Code"), in connection with the consummation of the transactions contemplated by the related Agreement and Plan of Reorganization, dated as of October     , 2012, among the Company, Pacific Premier Bank and FAB ("Plan of Merger"); and

        WHEREAS, PPBI Interim Corporation, a Texas corporation and former subsidiary of Pacific Premier Bank ("Merger Subsidiary"), previously merged with and into FAB pursuant to the Plan of Merger and a related Agreement and Plan of Merger, dated as of                        , 2012, between Merger Subsidiary and FAB.

        NOW, THEREFORE, the parties hereto agree as follows:

        1.    The Merger.     FAB shall be merged with and liquidated into Pacific Premier Bank in accordance with the provisions of Section 4881 of the CFC, Section 203.003 of the TFC and Section 332 of the Code (the "Bank Merger"). Pacific Premier Bank shall be the surviving bank of the Bank Merger (the "Surviving Bank"). The name of the Surviving Bank shall be "Pacific Premier Bank."

        2.    Effect on Shares of Stock.

          (a)   Each share of Pacific Premier Bank common stock issued and outstanding immediately prior to the effective time of the Bank Merger shall be unchanged and shall remain issued and outstanding.

          (b)   At the effective time of the Bank Merger, each share of FAB common stock issued and outstanding prior to the Bank Merger shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled.

        3.    Effects of the Merger.     Upon consummation of the Bank Merger, (i) all assets, rights, franchises and interests of FAB in and to every type of property (real, personal and mixed), tangible and intangible, and choses in action shall be transferred to and vested in the Surviving Bank by virtue of the Bank Merger without any deed or other transfer, and the Surviving Bank, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property,

A-C-1

franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver and committee, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interest were held or enjoyed by FAB immediately prior to the effective time of the Bank Merger; and (ii) the Surviving Bank shall be liable for all liabilities of FAB, fixed or contingent, including all deposits, accounts, debts, obligations and contracts thereof, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account or records thereof, and all rights of creditors or obligees and all liens on property of FAB shall be preserved unimpaired.

        4.    Articles of Incorporation; Amended and Restated Bylaws.     The Articles of Incorporation and Amended and Restated Bylaws of Pacific Premier Bank in effect immediately prior to the effective time of the Bank Merger shall be the Articles of Incorporation and Amended and Restated Bylaws of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law.

        5.    Directors and Executive Officers.     Upon consummation of the Bank Merger, (i) the directors of the Surviving Bank shall consist of the directors of Pacific Premier Bank immediately prior to the effective time of the Bank Merger, except for the addition of a new director as contemplated by Section 6.12 of the Plan of Merger, and (ii) the executive officers of the Surviving Bank shall be the executive officers of Pacific Premier Bank immediately prior to the effective time of the Bank Merger.

        [Signature page follows]

A-C-2

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger and Liquidation to be executed by their respective duly authorized officers as of the day and year first above written.

PACIFIC PREMIER BANK
By:	Steven R. Gardner President and Chief Executive Officer
By:	Kent J. Smith Secretary
FIRST ASSOCIATIONS BANK
By:
Name:
Title:
By:
Name:
Title:

A-C-3

ANNEX D

LANDLORD ESTOPPEL LETTER
                , 20

Pacific Premier Bancorp, Inc.
1600 Sunflower Avenue, Second Floor
Costa Mesa, CA 92626

  Re:
                                      , as amended                                    ("Lease") by and between                                                                                            ("Landlord") and                                    ("Tenant") for the premises commonly known as                                    ("Premises")

Dear                    :

        In connection with the acquisition of First Associations Bank ("FAB") by Pacific Premier Bancorp, Inc. ("Assignee") pursuant to a merger of FAB with a subsidiary of Assignee (the "Merger"), and the corresponding assignment of the above referenced Lease, the undersigned Landlord hereby certifies to Assignee that the following statements are true, correct and complete as of the date hereof:

        1.     Tenant is the tenant under the Lease for the Premises. There have been no amendments, modifications or revisions to the Lease, and there are no agreements of any kind between Landlord and Tenant regarding the Premises, except as provided in the attached Lease.

        2.     Attached hereto as Schedule A is a true, correct and complete copy of the Lease which has been duly authorized and executed by Landlord and which is in full force and effect.

        3.     Tenant has accepted and is in sole possession of the Premises and is presently occupying the Premises. To the Landlord's knowledge, the Lease has not been assigned, by operation of law or otherwise, by Tenant, and no sublease, concession agreement or license, covering the Premises, or any portion of the Premises, has been entered into by Tenant.

        4.     No rent under the Lease has been paid to Landlord more than one (1) month in advance, and no other sums or security deposits have been deposited with Landlord, except in the amount $            . (If none, state "NONE"). Tenant is not entitled to rent concessions or free rent.

        5.     All conditions and obligations under the Lease to be satisfied or performed by Landlord and Tenant as of the date hereof have been fully satisfied or performed.

        6.     Neither Landlord nor Tenant is in default under the Lease and no event has occurred which, with the giving of notice or passage of time, or both, could result in such a default.

        7.     Landlord has not received any notice of any present violation of any federal, state, county or municipal laws, regulations, ordinances, orders or directives relating to the use or condition of the Premises.

        8.     Except as specifically stated herein, Tenant has not been granted any option to extend the term of the Lease, except as set forth in the Lease.

        9.     Landlord hereby consents to the Merger and the resulting assignment of the Lease to Assignee.

A-D-1

        The agreements and certifications set forth herein are made with the knowledge and intent that Assignee will rely on them in purchasing the Premises, and Assignee's successors and assigns may rely upon them for that purpose.

Very truly yours,
[LANDLORD]

By:
Name:
Title:

A-D-2

SCHEDULE A

LEASE

A-D-3

ANNEX E

AMENDMENT NO. 2
TO
DEPOSITORY SERVICES AGREEMENT

        This Amendment No. 2 to Depository Services Agreement, dated as of                        , 201  (this "Second Amendment"), is made and entered into by and between Pacific Premier Bank, a California-chartered bank ("PPB") and successor to First Associations Bank, a Texas-chartered bank ("FAB"), and Associations, Inc., a Texas corporation ("Associa").

RECITALS

  A.
  Pacific Premier Bancorp, Inc., PPB and FAB entered into that certain Agreement and Plan of Reorganization, dated as of October 15, 2012 (the "Merger Agreement") that provides for the acquisition of FAB by PPB (the "Merger").

  B.
  FAB and Associa entered into that certain Depository Services Agreement, dated October 1, 2011, as amended and executed, without the specific date filled in, in June, 2012 (the "Depository Agreement").

  C.
  As a condition to closing the Merger and the transactions contemplated by the Merger Agreement, the Depository Agreement shall be amended as set forth in this Second Amendment. The Merger was consummated on the date set forth above and, as a result of the Merger, PPB became the successor-in-interest to FAB under the Depository Agreement.

  D.
  Pursuant to Section 9 of the Depository Agreement, the Depository Agreement may be amended only by written agreement of the parties thereto.

        NOW THEREFORE, in consideration of the mutual covenants and agreements contained in the Depository Agreement and in this Second Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, PPB and Associa hereby agree as follows:

AGREEMENT

        1.    Defined Terms.     The defined term "Bank" as used in the Depository Agreement shall mean PPB. All capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Depository Agreement.

        2.    Amendments to the Agreement.     The parties agree to amend the Depository Agreement as follows:

          (a)   Section 1 of the Depository Agreement is hereby deleted in its entirety. The parties hereto agree that section references in the Depository Agreement shall not be renumbered.

          (b)   Section 2(x) of the Depository Agreement is hereby deleted in its entirety and replaced with the following:

    (x)
    Bank will use commercially reasonable efforts to make available to authorized users of the applicable Management Company all monthly bank statements of Company Customers via its Online Cash Management Module through Bank's website at www.ppbi.com by 5:00 p.m., Central Time, on the first business day each month barring any force majeure issues, such as business interruption due to technical issues causing a delay not within the control of Bank or natural disaster.

A-E-1

          (c)   The Depository Agreement is hereby amended to add the following new Section 3(viii):

    (viii)
    Associa shall cause each Management Company to perform such other services to Bank in exchange for the fees and reimbursement of expenses as specifically set forth in Exhibit B (Administrative Services Provided By Company To Bank) attached hereto and made a part hereof.

          (d)   Section 4 of the Depository Agreement is hereby deleted in its entirety and replaced with the following:

    4.
    TERM; TERMINATION

    The term of this Agreement shall be for a period of five (5) years commencing on the date of this Second Amendment and shall renew automatically for additional one (1) year terms, unless either party hereto gives written notice of non-renewal ninety (90) days prior to the expiration of the then-current term. This Agreement may be terminated (i) in the event of a material breach of this Agreement by either party, provided that the breaching party must receive a written notice of breach from the non-breaching party providing the breaching party 30 days to cure such breach or (ii) at any time upon the written agreement of the parties hereto specifying a mutually agreed termination date. Upon termination of the Agreement, Bank shall cooperate with the Companies and the Company Customers to transfer funds from accounts mentioned under this Agreement to another financial institution chosen by the Companies.

          (e)   Section 7 of the Depository Agreement is hereby deleted in its entirety and replaced with the following:

    7.
    NOTICES

    All notices permitted or required by this Agreement shall be in writing and shall be deemed to have been duly given if sent by personal delivery, express or first class mail (with return receipt provided), facsimile or email addressed as follows:

  In the case of written notice to Bank to:

    Pacific Premier Bancorp
    1600 Sunflower Avenue
    Second Floor
    Costa Mesa, California 92626
    Attention: Steven R. Gardner, President and
                       Chief Executive Officer
    Fax: (714) 433-3085
    Email: sgardner@ppbi.com

  with a copy to:

    Patton Boggs LLP
    2550 M Street, N.W.
    Washington, D.C. 20037
    Attention: Norman B. Antin, Esq.
                       Jeffrey D. Haas, Esq.
    Fax: (202) 457-6315
    Email: nantin@pattonboggs.com
                 jhaas@pattonboggs.com

A-E-2

  And in the case of written notice to Associa to:

    Associations, Inc.
    Attention: John J. Carona
    5401 N. Central Expressway, Suite 300
    Dallas, Texas 75205

  with a copy to:

    Paul Reyes
    General Counsel
    Associations, Inc.
    5401 N. Central Expressway, Suite 300
    Dallas, Texas 75205

  In the case of email notice to Associa to:

    jcarona@associaonline.com

    with a copy to:

    preyes@associaonline.com

          (f)    The Depository Agreement is hereby amended to add the following new Section 16:

          16.    SUCCESSORS AND ASSIGNS.    All of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto, their respective successors and assigns. The parties shall not assign all or any part of this Agreement without the prior written consent of the non-assigning party.

        3.    Entire Agreement.     Except as otherwise set forth in the Depository Agreement or this Second Amendment, the Depository Agreement, as amended by this Second Amendment (including the documents and the instruments referred to in the Depository Agreement or this Second Amendment), constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of the Depository Agreement.

        4.    Conflict of Terms.     In the event of a conflict or inconsistency between the terms, covenants, conditions and provisions of the Depository Agreement and those of this Second Amendment, the terms, covenants, conditions and provisions of this Second Amendment shall control and govern the rights and obligations of the parties hereto.

        5.    Ratification.     Except to the extent amended hereby or inconsistent herewith, all of the terms, covenants, conditions and provisions of the Depository Agreement shall remain in full force and effect, and the parties hereto hereby acknowledge and confirm that the same are in full force and effect.

        6.    Execution.     This Second Amendment may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party hereto and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

[Signature page follows]

A-E-3

        IN WITNESS WHEREOF, in accordance with Section 9 of the Depository Agreement, the parties hereto have executed this Second Amendment to be effective as of the date and year first written above.

PACIFIC PREMIER BANK
By:
	Name:	Steven R. Gardner
	Title:	President and Chief Executive Officer
ASSOCIATIONS, INC.
By:
	Name:	John J. Carona
	Title:	President and Chief Executive Officer

A-E-4

APPENDIX B

1700 Pacific Avenue, Suite 2000    •    Dallas, Texas 75201
Telephone 214-765-1400    •    Facsimile 214-765-1414

October 11, 2012

Board of Directors
First Association Bank
12001 N. Central Expressway
Suite 1165
Dallas, Texas 75243
Attention: Michael A. Kowalski, Chairman & CEO

Members of the Board:

        SAMCO Capital Markets, Inc. ("SAMCO") understands that First Associations Bank, Dallas, Texas ("FAB" or the "Bank"), a Texas corporation, Pacific Premier Bancorp, Inc., a Delaware Corporation ("PPBI") and Pacific Premier Bank, Costa Mesa, California, a wholly owned subsidiary of PPBI ("Pacific Premier Bank"), intend to enter into an Agreement and Plan of Reorganization (the "Reorganization Agreement") which provides for the merger of Merger Subsidiary, a Texas corporation and wholly owned subsidiary of PPBI with and into FAB (the "Merger"). Immediately following the Merger, FAB (as the surviving bank in the Merger) will be merged with and liquidated into Pacific Premier Bank (the "Liquidation") pursuant to the terms of the Reorganization Agreement and the Agreement and Plan of Merger and Liquidation. For purposes of this letter, the Merger and the Liquidation will be collectively referred to as the "Transaction".

        Pursuant to the terms of the Reorganization Agreement, the Agreement and Plan of Merger and the Agreement and Plan of Merger and Liquidation (collectively, the "Merger Agreements"), each issued and outstanding share of FAB Common Stock, par value $5.00 per share, as of the time the Merger becomes effective, will be converted into the right to the Per Share Cash Consideration (as defined in the Merger Agreements) plus $12,539,979 in PPBI Common Stock (approximately 1,301,098 shares of PPBI Common Stock based on the average closing price of PPBI for the 5 trading days ending October 10, 2012, but subject to change based on the signing date of the Merger Agreements). The aggregate amount of total consideration payable to the shareholders of FAB is expected to be approximately $50,164,330 (the "Merger Consideration"). The terms and conditions of the Merger are more fully set forth in the Merger Agreements.

        The board of directors of FAB has requested that SAMCO issue a fairness opinion (the "Opinion"), as to whether the Merger Consideration, as set forth in the Merger Agreements, is fair, from a financial point of view, to the shareholders of FAB.

        SAMCO's Opinion is based on information furnished to SAMCO by the Bank, PPBI, Pacific Premier Bank, their officers, accountants or agents, or obtained by SAMCO from published and verbal sources SAMCO deemed relevant. SAMCO held discussions with executive management of FAB, PPBI and Pacific Premier Bank regarding the condition of and outlook for their respective operations. SAMCO relied upon and assumed the accuracy and completeness of all information submitted to it, or that was publicly available, and has made no independent verification of such information. SAMCO has not conducted any valuation or appraisal of any individual assets or liabilities, nor have any such valuations or appraisals been provided to SAMCO except for certain valuation reports related to FAB's securities portfolio. In relying upon financial analyses and forecasts provided by management of FAB, PPBI and Pacific Premier Bank, SAMCO has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the respective management of FAB, PPBI and Pacific Premier Bank as to the expected future results of operations and financial condition to which such analyses or forecasts relate. Neither FAB's, PPBI's nor Pacific Premier Bank's management has informed SAMCO that they know of any additional information which would have a material effect on the Opinion.

Member FINRA-SIPC

B-1

In rendering the Opinion, SAMCO has, among other things:

  (i)
  reviewed recent drafts of the Merger Agreements dated as of October 15, 2012;

  (ii)
  reviewed certain financial terms of the proposed Transaction and compared certain of those terms with publicly available financial terms of certain transactions that SAMCO deemed relevant;

  (iii)
  reviewed certain publicly available financial, operating and business information relating to FAB and PPBI;

  (iv)
  reviewed certain other financial, operating and business information relating to FAB and PPBI provided by their respective management;

  (v)
  reviewed certain financial and market data for PPBI and PPBI's common stock and compared that data with similar data for companies and publicly-traded securities that SAMCO deemed relevant; and

  (vi)
  considered other financial, economic and market information, analyses and examinations as SAMCO deemed appropriate.

        SAMCO is not expressing any opinion as to what the value of shares of PPBI Common Stock actually will be when issued to the holders of FAB Common Stock pursuant to the Merger or the prices at which shares of FAB Common Stock or PPBI Common Stock may be purchased or sold at any time. SAMCO's Opinion is necessarily based upon the business, market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter, and does not address FAB 's underlying business decision to enter into the Merger or constitute any recommendations to any holder of FAB Common Stock as to how such holder should vote with respect to the Merger. In reaching its Opinion, SAMCO has assumed that the Merger will be consummated in accordance with the terms described in the Merger Agreements.

        Neither SAMCO nor the individuals involved in this Valuation have any present or contemplated financial interest in FAB, PPBI or Pacific Premier Bank. SAMCO's fee for the Opinion is based on its normal rates and is in no way contingent on the results contained herein. In addition to providing the Opinion, SAMCO was engaged by FAB to (a) solicit third party offers to acquire all or any part of FAB and (b) provide financial advisory services to FAB in connection with the proposed Transaction (the "Advisory Engagement"). SAMCO's entire fee for Advisory Engagement is contingent upon the closing of the Transaction. Over the past two years, SAMCO has provided certain valuation services to FAB for which it received a fee. SAMCO has no responsibility or obligation to update this report for events or circumstances occurring subsequent to the date of this letter. Furthermore, FAB has agreed to indemnify SAMCO against certain liabilities arising out of this engagement as well as the Advisory Engagement.

        Based on the foregoing, it is SAMCO's Opinion, as of the date of this letter, that the Merger Consideration is fair, from a financial point of view, to the shareholders of FAB. Copies of this letter may be provided or shown to the management and board of directors of FAB and any properly interested regulatory agencies and included in the proxy statement or other FAB shareholder materials prepared in connection with the Merger; however, copies may not be shown or provided to any other person (except attorneys and accountants for FAB) without the prior written approval of SAMCO.

SAMCO appreciates the opportunity to be of service to you in this matter.

Thank you,

SAMCO Capital Markets, Inc.
By:	/s/ JACOB THOMPSON Jacob Thompson, AVA
Managing Director

B-2

APPENDIX C

PROVISIONS OF THE TEXAS BUSINESS ORGANIZATIONS CODE
RELATING TO DISSENTERS' RIGHTS

        Sec. 10.351.    APPLICABILITY OF SUBCHAPTER.

        (a)   This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.

        (b)   This subchapter applies only to a "domestic entity subject to dissenters' rights," as defined in Section 1.002. That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust. Except as provided in Subsection (c), that term does not include a partnership or limited liability company.

        (c)   The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter, subject to any modification to those rights as provided by the entity's governing documents.

        Sec. 10.352.    DEFINITIONS.     In this subchapter:

        (1)   "Dissenting owner" means an owner of an ownership interest in a domestic entity subject to dissenters' rights who:

          (A)  provides notice under Section 10.356; and

          (B)  complies with the requirements for perfecting that owner's right to dissent under this subchapter.

        (2)   "Responsible organization" means:

          (A)  the organization responsible for:

              (i)  the provision of notices under this subchapter; and

             (ii)  the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;

          (B)  with respect to a merger or conversion:

              (i)  for matters occurring before the merger or conversion, the organization that is merging or converting; and

             (ii)  for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner's ownership interest in the merger or conversion;

          (C)  with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange; and

          (D)  with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner.

        Sec. 10.353.    FORM AND VALIDITY OF NOTICE.

        (a)   Notice required under this subchapter:

          (1)   must be in writing; and

          (2)   may be mailed, hand-delivered, or delivered by courier or electronic transmission.

        (b)   Failure to provide notice as required by this subchapter does not invalidate any action taken.

        Sec. 10.354.    RIGHTS OF DISSENT AND APPRAISAL.

        (a)   Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters' rights is entitled to:

          (1)   dissent from:

            (A)  a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;

            (B)  a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;

            (C)  a plan of exchange in which the ownership interest of the owner is to be acquired;

            (D)  a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion; or

            (E)  a merger effected under Section 10.006 in which:

                (i)  the owner is entitled to vote on the merger; or

               (ii)  the ownership interest of the owner is converted or exchanged; and

          (2)   subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.

        (b)   Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or non-code organization, or from a plan of exchange, if:

          (1)   the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate:

            (A)  listed on a national securities exchange; or

            (B)  held of record by at least 2,000 owners;

          (2)   the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner's ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and

          (3)   the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner's ownership interest any consideration other than:

            (A)  ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or non-code organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

                (i)  listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or

               (ii)  held of record by at least 2,000 owners;

            (B)  cash instead of fractional ownership interests the owner would otherwise be entitled to receive; or

            (C)  any combination of the ownership interests and cash described by Paragraphs (A) and (B).

        (c)   Subsection (b) shall not apply to a domestic entity that is a subsidiary with respect to a merger under Section 10.006.

        Sec. 10.355.    NOTICE OF RIGHT OF DISSENT AND APPRAISAL.

        (a)   A domestic entity subject to dissenters' rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 shall notify each affected owner of the owner's rights under that section if:

          (1)   the action or proposed action is submitted to a vote of the owners at a meeting; or

          (2)   approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.

        (b)   If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters' rights, the responsible organization shall notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.

        (c)   A notice required to be provided under Subsection (a) or (b) must:

          (1)   be accompanied by a copy of this subchapter; and

          (2)   advise the owner of the location of the responsible organization's principal executive offices to which a notice required under Section 10.356(b)(1) or (3) may be provided.

        (d)   In addition to the requirements prescribed by Subsection (c), a notice required to be provided under Subsection (a)(1) must accompany the notice of the meeting to consider the action, and a notice required under Subsection (a)(2) must be provided to:

          (1)   each owner who consents in writing to the action before the owner delivers the written consent; and

          (2)   each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect.

        (e)   Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization shall give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(1).

        Sec. 10.356.    PROCEDURE FOR DISSENT BY OWNERS AS TO ACTIONS; PERFECTION OF RIGHT OF DISSENT AND APPRAISAL.

        (a)   An owner of an ownership interest of a domestic entity subject to dissenters' rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter. An owner's right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.

        (b)   To perfect the owner's rights of dissent and appraisal under Section 10.354, an owner:

          (1)   if the proposed action is to be submitted to a vote of the owners at a meeting, must give to the domestic entity a written notice of objection to the action that:

            (A)  is addressed to the entity's president and secretary;

            (B)  states that the owner's right to dissent will be exercised if the action takes effect;

            (C)  provides an address to which notice of effectiveness of the action should be delivered or mailed; and

            (D)  is delivered to the entity's principal executive offices before the meeting;

          (2)   with respect to the ownership interest for which the rights of dissent and appraisal are sought:

            (A)  must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and

            (B)  may not consent to the action if the action is approved by written consent; and

          (3)   must give to the responsible organization a demand in writing that:

            (A)  is addressed to the president and secretary of the responsible organization;

            (B)  demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;

            (C)  provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;

            (D)  states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and

            (E)  is delivered to the responsible organization at its principal executive offices at the following time:

                (i)  not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(e) that the action has taken effect, if the action was approved by a vote of the owners at a meeting;

               (ii)  not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(d)(2) that the action has taken effect, if the action was approved by the written consent of the owners; or

              (iii)  not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006.

        (c)   An owner who does not make a demand within the period required by Subsection (b)(3)(E) or, if Subsection (b)(1) is applicable, does not give the notice of objection before the meeting of the owners is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.

        (d)   Not later than the 20th day after the date an owner makes a demand under Subsection (b)(3), the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section. An owner's failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner's rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.

        (e)   If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner's right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.

        Sec. 10.357.    WITHDRAWAL OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

        (a)   An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:

          (1)   payment for the ownership interest has been made under Sections 10.358 and 10.361; or

          (2)   a petition has been filed under Section 10.361.

        (b)   Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).

        Sec. 10.358.    RESPONSE BY ORGANIZATION TO NOTICE OF DISSENT AND DEMAND FOR FAIR VALUE BY DISSENTING OWNER.

        (a)   Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356(b)(3), the responsible organization shall respond to the dissenting owner in writing by:

          (1)   accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or

          (2)   rejecting the demand and including in the response the requirements prescribed by Subsection (c).

        (b)   If the responsible organization accepts the amount claimed in the demand, the responsible organization shall pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:

          (1)   endorsed certificates representing the ownership interests if the ownership interests are certificated; or

          (2)   signed assignments of the ownership interests if the ownership interests are uncertificated.

        (c)   If the responsible organization rejects the amount claimed in the demand, the responsible organization shall provide to the owner:

          (1)   an estimate by the responsible organization of the fair value of the ownership interests; and

          (2)   an offer to pay the amount of the estimate provided under Subdivision (1).

        (d)   If the dissenting owner decides to accept the offer made by the responsible organization under Subsection (c)(2), the owner must provide to the responsible organization notice of the acceptance of the offer not later than the 90th day after the date the action that is the subject of the demand took effect.

        (e)   If, not later than the 90th day after the date the action that is the subject of the demand took effect, a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization shall pay the agreed amount not later than the 120th day after the date the action that is the subject of the demand took effect, if the dissenting owner delivers to the responsible organization:

          (1)   endorsed certificates representing the ownership interests if the ownership interests are certificated; or

          (2)   signed assignments of the ownership interests if the ownership interests are uncertificated.

        Sec. 10.359.    RECORD OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

        (a)   A responsible organization shall note in the organization's ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.

        (b)   If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:

          (1)   a reference to the demand; and

          (2)   the name of the original dissenting owner of the ownership interest.

        Sec. 10.360.    RIGHTS OF TRANSFEREE OF CERTAIN OWNERSHIP INTEREST.

        A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer. The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.

        Sec. 10.361.    PROCEEDING TO DETERMINE FAIR VALUE OF OWNERSHIP INTEREST AND OWNERS ENTITLED TO PAYMENT; APPOINTMENT OF APPRAISERS.

        (a)   If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner's ownership interests in a court in:

          (1)   the county in which the organization's principal office is located in this state; or

          (2)   the county in which the organization's registered office is located in this state, if the organization does not have a business office in this state.

        (b)   A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).

        (c)   On the filing of a petition by an owner under Subsection (a), service of a copy of the petition shall be made to the responsible organization. Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization shall file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization. If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.

        (d)   The clerk of the court in which a petition is filed under this section shall provide by registered mail notice of the time and place set for the hearing to:

          (1)   the responsible organization; and

          (2)   each owner named on the list described by Subsection (c) at the address shown for the owner on the list.

        (e)   The court shall:

          (1)   determine which owners have:

            (A)  perfected their rights by complying with this subchapter; and

            (B)  become subsequently entitled to receive payment for the fair value of their ownership interests; and

          (2)   appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).

        (f)    The court shall approve the form of a notice required to be provided under this section. The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.

        (g)   The beneficial owner of an ownership interest subject to dissenters' rights held in a voting trust or by a nominee on the beneficial owner's behalf may file a petition described by Subsection (a) if no agreement between the dissenting owner of the ownership interest and the responsible organization has been reached within the period prescribed by Section 10.358(d). When the beneficial owner files a petition described by Subsection (a):

          (1)   the beneficial owner shall at that time be considered, for purposes of this subchapter, the owner, the dissenting owner, and the holder of the ownership interest subject to the petition; and

          (2)   the dissenting owner who demanded payment under Section 10.356 has no further rights regarding the ownership interest subject to the petition.

        Sec. 10.362.    COMPUTATION AND DETERMINATION OF FAIR VALUE OF OWNERSHIP INTEREST.

        (a)   For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters' rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal. Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.

        (b)   In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the domestic entity as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. If the domestic entity has different classes or series of ownership interests, the relative rights and preferences of and limitations placed on the class or series of ownership interests, other than relative voting rights, held by the dissenting owner must be taken into account in the computation of value.

        (c)   The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.

        Sec. 10.363.    POWERS AND DUTIES OF APPRAISER; APPRAISAL PROCEDURES.

        (a)   An appraiser appointed under Section 10.361 has the power and authority that:

          (1)   is granted by the court in the order appointing the appraiser; and

          (2)   may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.

        (b)   The appraiser shall:

          (1)   determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and

          (2)   file with the court a report of that determination.

        (c)   The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate. A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).

        (d)   The clerk of the court appointing the appraiser shall provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.

        Sec. 10.364.    OBJECTION TO APPRAISAL; HEARING.

        (a)   A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).

        (b)   If an objection to a report is raised under Subsection (a), the court shall hold a hearing to determine the fair value of the ownership interest that is the subject of the report. After the hearing, the court shall require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.

        (c)   Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.

        (d)   The responsible organization shall:

          (1)   immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and

          (2)   pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.

        (e)   On payment of the judgment, the dissenting owner does not have an interest in the:

          (1)   ownership interest for which the payment is made; or

          (2)   responsible organization with respect to that ownership interest.

        Sec. 10.365.    COURT COSTS; COMPENSATION FOR APPRAISER.

        (a)   An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.

        (b)   All court costs shall be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.

        Sec. 10.366.    STATUS OF OWNERSHIP INTEREST HELD OR FORMERLY HELD BY DISSENTING OWNER.

        (a)   An ownership interest of an organization acquired by a responsible organization under this subchapter:

          (1)   in the case of a merger, conversion, or interest exchange, shall be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and

          (2)   in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.

        (b)   An owner who has demanded payment for the owner's ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of an owner with respect to the ownership interest except the right to:

          (1)   receive payment for the ownership interest under this subchapter; and

          (2)   bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.

        (c)   An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.

        Sec. 10.367.    RIGHTS OF OWNERS FOLLOWING TERMINATION OF RIGHT OF DISSENT.

        (a)   The rights of a dissenting owner terminate if:

          (1)   the owner withdraws the demand under Section 10.356;

          (2)   the owner's right of dissent is terminated under Section 10.356;

          (3)   a petition is not filed within the period required by Section 10.361; or

          (4)   after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.

        (b)   On termination of the right of dissent under this section:

          (1)   the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;

          (2)   the owner's right to be paid the fair value of the owner's ownership interests ceases;

          (3)   the owner's status as an owner of those ownership interests is restored, as if the owner's demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner's ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent action;

          (4)   the dissenting owner is entitled to receive the same cash, property, rights, and other consideration received by owners of the same class and series of ownership interests held by the owner, as if the owner's demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner's ownership interests were canceled, converted, or exchanged as a result of the action or a subsequent action;

          (5)   any action of the domestic entity taken after the date of the demand for payment by the owner under Section 10.356 will not be considered ineffective or invalid because of the restoration of the owner's ownership interests or the other rights or entitlements of the owner under this subsection; and

          (6)   the dissenting owner is entitled to receive dividends or other distributions made after the date of the owner's payment demand under Section 10.356, to owners of the same class and series of ownership interests held by the owner as if the demand had not been made, subject to any change in or adjustment to the ownership interests because of an action taken by the domestic entity after the date of the demand.

        Sec. 10.368.    EXCLUSIVITY OF REMEDY OF DISSENT AND APPRAISAL.    In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of:

          (1)   the value of the ownership interest; or

          (2)   money damages to the owner with respect to the action.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        The following is a summary of relevant provisions of our amended and restated certificate of incorporation, and certain provisions of the General Corporation Law of the State of Delaware, or the DGCL. We urge you to read the full text of these documents, forms of which have been filed with the U.S. Securities and Exchange Commission, as well as the referenced provisions of the DGCL because they are the legal documents and provisions that will govern matters of indemnification with respect to our directors and officers.

        We are incorporated under the laws of the state of Delaware. Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

        The DGCL provides that any indemnification must be made by us only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. Such determination must be made, with respect to person who is a director or officer at the time of such determination, (i) by a majority of our directors who are not parties to the action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by our stockholders.

        The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        Our amended and restated certificate of incorporation provides for the indemnification of directors, officers and certain of our authorized representatives to the fullest extent permitted by the DGCL, except that indemnification in an action, suit or proceeding initiated by a director, officer or our authorized representative is permitted only if our board of directors authorized the initiation of that action, suit or proceeding. In addition, as permitted by the DGCL, our amended and restated certificate of incorporation provides that our directors shall have no personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) the unlawful payment of dividends or unlawful stock purchase or redemption, or (iv) for any transaction in which the director derived improper personal benefit.

Item 21.    Exhibits and Financial Statement Schedules.

Exhibit No.	Exhibit
2.1	Agreement and Plan of Reorganization, dated as of October 15, 2012, among Pacific Premier Bancorp, Inc., Pacific Premier Bank and First Associations Bank(1)
3.1	Amended and Restated Certificate of Incorporation of Pacific Premier Bancorp, Inc.(2)
3.2	Amended and Restated Bylaws of Pacific Premier Bancorp, Inc.(2)
4.1	Specimen Stock Certificate of Pacific Premier Bancorp, Inc.(3)
5.1	Opinion of Patton Boggs LLP regarding the legality of the securities being registered*
10.1	Form of Shareholder Agreement among Pacific Premier Bancorp, Inc., First Associations Bank and certain shareholders of First Associations Bank(4)
21.1	Subsidiaries(5)
23.1	Consent of Vavrinek, Trine, Day & Co., LLP
23.2	Consent of JonesBaggett LLP
23.3	Consent of Patton Boggs LLP (included in Exhibit 5.1)*
24.1	Power of Attorney*
99.1	Consent of SAMCO Capital Markets, Inc.
99.2	Form of proxy for the special meeting of shareholders of First Associations Bank*
99.3	Consent of John Carona to be named as a director*
99.4	Form of Cover Letter to Shareholders of First Associations Bank*
99.5	Form of Letter of Transmittal*

*
Previously filed.

(1)
Included as Appendix A to the proxy statement/prospectus contained in this Registration Statement.

(2)
Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Commission on June 4, 2012.

(3)
Incorporated by reference from the Registrant's Registration Statement on Form S-1 (Registration No. 333-20497) filed with the Commission on January 27, 1997.

(4)
Included as Annex A to the Agreement and Plan of Reorganization, dated as of October 15, 2012, which is included as Appendix A to the proxy statement/prospectus contained in this Registration Statement.

(5)
Incorporated by reference from Pacific Premier Bancorp, Inc.'s Annual Report on Form 10-K filed with the Commission on March 30, 2012.

Item 22.    Undertakings

        (a)   The undersigned Registrant hereby undertakes as follows:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement); and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (6)   That every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (7)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (c)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of California, on January 31, 2013.

PACIFIC PREMIER BANCORP, INC.
By:	/s/ STEVEN R. GARDNER Steven R. Gardner President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name		Title	Date

/s/ STEVEN R. GARDNER Steven R. Gardner		President, Chief Executive Officer and Director (Principal Executive Officer)	January 31, 2013
/s/ KENT J. SMITH Kent J. Smith		Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 31, 2013
Jeff C. Jones		Chairman of the Board of Directors	January 31, 2013
* Kenneth Boudreau		Director	January 31, 2013
* Joseph L. Garrett		Director	January 31, 2013
* John D. Goddard		Director	January 31, 2013
* Michael L. McKennon		Director	January 31, 2013
*By:	/s/ STEVEN R. GARDNER Steven R. Gardner Attorney-in-Fact January 31, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit
2.1	Agreement and Plan of Reorganization, dated as of October 15, 2012, among Pacific Premier Bancorp, Inc., Pacific Premier Bank and First Associations Bank(1)
3.1	Amended and Restated Certificate of Incorporation of Pacific Premier Bancorp, Inc.(2)
3.2	Amended and Restated Bylaws of Pacific Premier Bancorp, Inc.(2)
4.1	Specimen Stock Certificate of Pacific Premier Bancorp, Inc.(3)
5.1	Opinion of Patton Boggs LLP regarding the legality of the securities being registered*
10.1	Form of Shareholder Agreement among Pacific Premier Bancorp, Inc., First Associations Bank and certain shareholders of First Associations Bank(4)
21.1	Subsidiaries(5)
23.1	Consent of Vavrinek, Trine, Day & Co., LLP
23.2	Consent of JonesBaggett LLP
23.3	Consent of Patton Boggs LLP (included in Exhibit 5.1)*
24.1	Power of Attorney*
99.1	Consent of SAMCO Capital Markets, Inc.
99.2	Form of proxy for the special meeting of shareholders of First Associations Bank*
99.3	Consent of John Carona to be named as a director*
99.4	Form of Cover Letter to Shareholders of First Associations Bank*
99.5	Form of Letter of Transmittal*

*
Previously filed.

(1)
Included as Appendix A to the proxy statement/prospectus contained in this Registration Statement.

(2)
Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Commission on June 4, 2012.

(3)
Incorporated by reference from the Registrant's Registration Statement on Form S-1 (Registration No. 333-20497) filed with the SEC on January 27, 1997.

(4)
Included as Annex A to the Agreement and Plan of Reorganization, dated as of October 15, 2012, which is included as Appendix A to the proxy statement/prospectus contained in this Registration Statement.

(5)
Incorporated by reference from Pacific Premier Bancorp, Inc.'s Annual Report on Form 10-K filed with the Commission on March 30, 2012.